Energy Security

Delivered by USEC



USEC
A Global Energy Company

2008 Annual Report

USEC
A Global Energy Company

Corporate Profile

USEC Inc. (NYSE:USU), a global energy company, is a leading supplier of enriched uranium fuel. Uranium enrichment is a key step in the production of nuclear fuel used by commercial nuclear plants around the world to generate clean, low-cost electricity. USEC revenue in 2008 totaled $1.6 billion, which included approximately one-quarter from international sales. Through its subsidiary, the United States Enrichment Corporation, USEC operates the only uranium enrichment facility in the United States. The Company is building the American Centrifuge Plant, a highly efficient uranium enrichment facility in Piketon, Ohio, that will support the nuclear industry's growth. Through its NAC subsidiary, USEC is a leading supplier of nuclear energy services and technologies.



Made in the U.S.A.

The American Centrifuge project proudly wears the "Made in America" label as key components of our cutting-edge technology are manufactured in the United States. With USEC's leadership, the nuclear industrial manufacturing base is being re-established in America to provide an assurance of energy security through nuclear power.

MADE IN USEC AMERICA

ABOUT THE COVER: Employees from USEC and Honeywell Technology Solutions work together to assemble AC100 series centrifuge machines at the American Centrifuge Plant.

Financial Highlights

(dollar amounts in millions, except per share data)	Years ended December 31 2008	2007	2006
Revenue	$1,614.6	$1,928.0	$1,848.6
Gross profit	228.8	287.5	336.9
Advanced technology costs	110.2	127.3	105.5
Selling, general and administrative	54.3	45.3	48.8
Net income	48.7	96.6	106.2
Net income per share—basic	$ .44	$ 1.04	$ 1.22
Net income per share—diluted	$ .35	$ .94	$ 1.22
Gross profit margin	14.2%	14.9%	18.2%
Net cash provided by (used in) operating activities	(104.9)	109.2	278.1
Debt to total capitalization at year end	37%	36%	13%


Revenues
($ in millions)
$1,615
$1,928
$1,849
'08
'07
'06


Cumulative
Expenditures on ACP
($ in millions)
$1,211
$640
$373
'08
'07
'06


Net Income
($ in millions)
$48.7
$96.6
$106.2
'08
'07
'06

Dear Fellow Shareholders

2008 was a productive year for USEC as our effort to build the American Centrifuge Plant began showing solid results. As you may recall, we started building the plant in Piketon, Ohio, in May 2007 after the U.S. Nuclear Regulatory Commission issued a construction and operating license to USEC. But the plant is much more than just concrete and steel. We are leading a historic renewal of the uranium enrichment industrial base in the United States for nuclear fuel, and if needed, national security purposes. We are re-establishing a manufacturing infrastructure that lay dormant for two decades to provide a competitive U.S.-owned source of nuclear fuel for America's 104 power reactors, as well as the reactors for many customers around the world.

While we are leading this effort, several other major U.S. corporations equally committed to rebuilding our nation's nuclear power manufacturing base have joined us. Together with these strategic suppliers, we can create approximately 8,000 direct and indirect jobs around the country. Given the dire straits of our economy, creating these skilled jobs can also play a role in improving communities in a dozen states. This is a project that is focused on meeting America's energy, environmental and economic needs.

We have many achievements to show for our efforts in 2008. We logged tens of thousands of hours operating the American Centrifuge machines involved in our Lead Cascade test program. We released the initial design for the AC100, the name we have given our series of commercial centrifuge machines, and worked closely with our strategic suppliers to transfer the technology to their manufacturing facilities. They have begun production of machine components. Looking ahead, we are value engineering the AC100 to reduce its manufacturing cost while continuing research and development efforts. These efforts may well lead to an even more productive centrifuge design that can be integrated into the American Centrifuge Plant as we deploy machines over the next several years.



"We are re-establishing a manufacturing infrastructure that lay dormant for two decades to provide a U.S.-owned source of nuclear fuel for America's 104 power reactors..."

The successful deployment of the American Centrifuge technology has been a key focus, but not our only one. Our Paducah employees produced the highest amount of enrichment at the plant in 14 years while working at one of their best safety records ever. In January, the U.S. Supreme Court ruled unanimously in our favor in a long-standing trade case that should ensure a level playing field with our foreign-owned and controlled competitors and an orderly transition to a robust and competitive nuclear fuel market. We earned $49 million of net income despite a run-up in prices paid for our two largest cost factors: electric power and purchases from Russia. Despite these accomplishments, we ended the year with one important disappointment: the Bush administration's Department of Energy did not take action to select any advanced energy projects for funding under its Loan Guarantee Program. That remains one of our top priorities as we enter 2009.

The uncertainty surrounding project funding has forced us to begin taking steps to moderate our pace of spending on the American Centrifuge Plant. This was not a step taken lightly because it will likely increase the cost of the plant and delay the deployment of the centrifuge machines. Nonetheless, if the project is not selected by DOE in the near future or we determine funding will not be available in the timeframe we need, we will need to take additional steps to reduce spending on the project. As we write this letter, we are seeing positive signs from the Obama administration that the Loan Guarantee Program, with its potential to create thousands of jobs as we revitalize the U.S. nuclear power industry, will be an emphasis for DOE. We look forward to working with the new administration to accelerate approval for projects to be funded by the Loan Guarantee Program.

The market for our product continues to improve. During the past two years, U.S. utilities applied for construction and operating licenses for 26 new power reactors in the United States. More than three dozen reactors are already under construction worldwide, and plans are well along for another 100 reactors to begin construction. This provides a great potential market for the low enriched uranium needed to fuel these and the 440 existing reactors. We are meeting with customers regarding long-term contracts for the output of the American Centrifuge Plant and expect to have much of the plant's capacity obligated for its first decade of operation later this year.

An organization's backbone is its people, and we have outstanding employees working diligently to execute the plans we have laid out to build our business. Our people testing the American Centrifuge technology in Oak Ridge, Tennessee and building parts there at the Technology & Manufacturing Center are putting in long hours. The staff in Piketon, Ohio, is eager to begin installing and operating the centrifuge machines in the commercial plant. Our employees in Paducah, Kentucky, continue to get top performance out of the 50-year-old gaseous diffusion plant. Other employees are supplying high quality government contract services or providing used uranium fuel storage technology for our utility customers. Together, the 3,000 employees of USEC, many of whom are shareholders, are pulling together to build long-term value.

Sincerely,

James R. Mellor
Chairman of the Board

John K. Welch
President and Chief Executive Officer

March 2, 2009

AMERICAN CENTRIFUGE


RICO
5
6

The American Centrifuge technology uses 95% less electricity to enrich uranium, reducing both costs and our carbon footprint.

This unique transporter can move six 43-foot-tall AC100 centrifuge machines from the assembly area to the production building. The transporter can be driven from either end at a top speed of about 2 m.p.h.

Positioning USEC for nuclear power's growth

The American Centrifuge Plant, under construction since May 2007, is taking shape as 1.8 million square feet of floor space and production infrastructure is prepared for the 11,500 centrifuge machines expected to be installed over the next several years. Prototype centrifuges operating for more than 150,000 machine hours have provided significant data during the Lead Cascade integrated testing program since August 2007. We are now in the process of building a cascade of AC100 series machines, the name we've given our initial commercial centrifuge. This next cascade will verify the commercial machine's performance and will train staff and suppliers on best practices for manufacturing, quality control, assembly and installation.

We have transferred the American Centrifuge technology to strategic suppliers who are preparing their facilities for high-volume manufacturing. Components for these unique, 43-foot-tall machines are being made in states across America and assembled in Piketon, Ohio, at the American Centrifuge Plant. At peak production, as many as 8,000 jobs could be created as we re-establish the U.S. nuclear industrial manufacturing base. When complete, the American Centrifuge Plant is expected to have a capacity of 3.8 million separative work units (SWUs) and we have the potential to roughly double that capacity.

Because the American Centrifuge machines will use 95 percent less electricity as compared to our current gaseous diffusion technology, we expect to substantially reduce USEC's carbon footprint. As the country increasingly turns to nuclear power as the primary source of greenhouse gas emissions-free, baseload electricity, our use of energy-efficient centrifuge technology will further enhance nuclear power's standing as a clean-air alternative.

"We're building a first-class facility that will lead the world in safely enriching uranium while providing America with energy security."

Steve Fetherolf,
ACP Construction Manager



PROVEN TRACK RECORD OF SAFETY AND RELIABILITY







USEC's Paducah plant used 2,000 megawatts of electricity during non-summer months. Millions of pounds of uranium, transported in large cylinders, are processed each year at Paducah.

Paducah's output in 2008 was its best in 14 years; highest average production cells on-line in three decades.

Paducah plant delivers product on time, in spec

Our plant in Paducah, Kentucky, is one of the largest industrial complexes in the United States. Because the plant uses the gaseous diffusion technology, it is also one of the largest consumers of electricity in the United States.

Although the plant is more than 50 years old, the Paducah team continues to set records for efficiency, production and safety. USEC bought 25 percent more electric power than in the past during the non-summer months of 2008 to increase production and to create additional uranium underfeeding opportunities. The Paducah team responded by producing the most separative work units in 14 years. This was accomplished by increasing the number of production cells on line and by improving the efficient use of the power well above our operating plan, thereby lowering production costs. The uranium obtained through underfeeding operations and sold as feed stock for enrichment also helped to significantly reduce Paducah's production cost. All this was accomplished with a culture of safety first—Paducah had its best safety record since 2004.

Megatons to Megawatts

Since 1994, USEC has been the United States' executive agent for the important nonproliferation program known as "Megatons to Megawatts." To date, USEC has bought nuclear fuel created by recycling uranium from the equivalent of more than 14,000 former Soviet nuclear warheads. Dozens of reactors, mostly in the United States, are fueled each year with Megatons to Megawatts low enriched uranium, supplying about 10 percent of America's electricity. Many consider this to be the most successful nonproliferation program, which ensures that these former weapons are beat into peaceful plowshares. USEC is proud of its record of successfully managing this program and will continue to serve as the U.S. executive agent through the program's completion in 2013.

"We're always looking for safer, better ways to work. Our lab is more productive because we've successfully merged advanced technology with our proven analytical procedures."

Ayrie Crump
Paducah Radiochemistry Technician





BUILDING ON NUCLEAR'S GROWTH

The American Centrifuge and NAC's revolutionary MAGNASTOR™ dry cask storage technology for used fuel will provide customers with valued solutions.

With approximately three dozen power reactors under construction worldwide and dozens more planned, including new nuclear reactors in the United States, USEC sees opportunities in this renaissance of nuclear power. Our American Centrifuge Plant employs a scalable, modular technology that can expand to meet fuel requirements for a growing fleet of reactors, so we can match our SWU capacity to demand as we sign long-term supply contracts with our customers. As the number of reactors in operation increases, USEC will be positioned to meet this growing demand without overbuilding centrifuge capacity.

Our customers are also seeking a near-term solution to the problem of a lack of storage space for used nuclear fuel. The long-term repository site at Yucca Mountain, Nevada, is more than two decades behind schedule and U.S. utilities were counting on shipping fuel to Yucca Mountain to make room available in the spent fuel pools at their reactors. NAC, our subsidiary, is a leader in dry cask storage for this used fuel. In February 2009, NAC's most advanced storage system, MAGNASTOR, was licensed by the U.S. Nuclear Regulatory Commission for use in the United States. This system has the largest capacity for fuel assemblies of any concrete-based, multipurpose canister system approved to date and consists of a welded stainless steel canister inside a steel-lined concrete cask for storage on-site at the power plant.

> "The MAGNASTOR System's industry-leading capacity, competitive cost and operational advantages will make it a preferred storage solution for many nuclear utilities."

Juan Subiry
NAC Director of Technical Sales and Marketing





USEC
A Global Energy Company

2008 Form 10-K

This Page Intentionally Left Blank

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

Commission file number 1-14287

USEC Inc.

Delaware	**52-2107911**
(State of incorporation)	*(I.R.S. Identification No.)*

2 Democracy Center
6903 Rockledge Drive, Bethesda, Maryland 20817
(301) 564-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $.10 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates of the registrant calculated by reference to the closing price of the registrant's Common Stock as reported on the New York Stock Exchange as of June 30, 2008, was $676.4 million. As of January 31, 2009, there were 111,349,000 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders to be held on April 30, 2009, are incorporated by reference into Part III.

TABLE OF CONTENTS

This annual report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains "forward-looking statements" – that is, statements related to future events. In this context, forward-looking statements may address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "will" and other words of similar meaning. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For USEC, particular risks and uncertainties that could cause our actual future results to differ materially from those expressed in our forward-looking statements include, but are not limited to: risks related to the deployment of the American Centrifuge technology, including our ability to meet targets for performance, cost and schedule and to obtain financing; our success in obtaining a loan guarantee for the American Centrifuge Plant and the impact of delays in financing on project spending, cost and schedule; uncertainty regarding the cost of electric power used at our gaseous diffusion plant; our dependence on deliveries under the Russian Contract and on a single production facility; our inability under most existing long-term contracts to directly pass on to customers increases in our costs; the decrease or elimination of duties charged on imports of foreign-produced low enriched uranium; pricing trends in the uranium and enrichment markets and their impact on our profitability; changes to, or termination of, our contracts with the U.S. government and changes in U.S. government priorities and the availability of government funding, including loan guarantees; the impact of government regulation; the outcome of legal proceedings and other contingencies (including lawsuits and government investigations or audits); the competitive environment for our products and services; changes in the nuclear energy industry; the potential impact of volatile financial market conditions on our pension assets and credit and insurance facilities; and other risks and uncertainties discussed in this and our other filings with the Securities and Exchange Commission. Revenue and operating results can fluctuate significantly from quarter to quarter, and in some cases, year to year. For a discussion of these risks and uncertainties and other factors that may affect our future results, please see Item 1A of this report entitled "Risk Factors." We do not undertake to update our forward-looking statements except as required by law.

Items 1 and 2. *Business and Properties*

Overview

USEC, a global energy company, is a leading supplier of low enriched uranium ("LEU") for commercial nuclear power plants. LEU is a critical component in the production of nuclear fuel for reactors to produce electricity. We:

- supply LEU to both domestic and international utilities for use in about 150 nuclear reactors worldwide;
- are deploying what we anticipate will be the world's most advanced uranium enrichment technology, known as the American Centrifuge;
- are the exclusive executive agent for the U.S. government under a nuclear nonproliferation program with Russia, known as Megatons to Megawatts;
- perform contract work for the U.S. Department of Energy ("DOE") and its contractors at the Paducah and Portsmouth gaseous diffusion plants ("GDPs"); and
- provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services.

USEC Inc. is organized under Delaware law. USEC was a U.S. government corporation until July 28, 1998, when the company completed an initial public offering of common stock. In connection with the privatization, the U.S. government transferred all of its interest in the business to USEC, with the exception of certain liabilities from prior operations of the U.S. government. References to "USEC" or "we" include USEC Inc. and its wholly owned subsidiaries as well as the predecessor to USEC unless the context otherwise indicates. A glossary of certain terms used in our industry and herein is included in Part IV of this annual report.

Uranium and Enrichment

In its natural state, uranium is principally comprised of two isotopes: uranium-235 ("U^{235}") and uranium-238 ("U^{238}"). U^{238} is the more abundant isotope, but it is not readily fissionable in light water nuclear reactors. U^{235} is fissile, but its concentration in natural uranium is only 0.711% by weight. Most commercial nuclear power reactors require LEU fuel with a U^{235} concentration greater than natural uranium and up to 5% by weight. Uranium enrichment is the process by which the concentration of U^{235} is increased to that level.

The following outlines the steps for converting natural uranium into LEU fuel, commonly known as the nuclear fuel cycle:

- *Mining and Milling* – Natural, or unenriched, uranium is removed from the earth in the form of ore and then crushed and concentrated.

- *Conversion* – Uranium concentrates are combined with fluorine gas to produce uranium hexafluoride ("UF_6"), a solid at room temperature and a gas when heated. UF_6 is shipped to an enrichment plant.

- *Enrichment* – UF_6 is enriched in a process that increases the concentration of the U^{235} isotope in the UF_6 from its natural state of 0.711% up to 5%, which is usable as a fuel for light water commercial nuclear power reactors. Depleted uranium is a by-product of the uranium enrichment process. The standard measure of uranium enrichment is a separative work unit ("SWU"). A SWU represents the effort that is required to transform a given amount of natural uranium into two streams of uranium, one enriched in the U^{235} isotope and the other depleted in the U^{235} isotope. SWUs are measured using a standard formula derived from the physics of uranium enrichment. The amount of enrichment deemed to be contained in LEU under this formula is commonly referred to as its SWU component and the quantity of natural uranium deemed to be used in the production of LEU under this formula is referred to as its uranium component.

- *Fuel Fabrication* – LEU is converted to uranium oxide and formed into small ceramic pellets by fabricators. The pellets are loaded into metal tubes that form fuel assemblies, which are shipped to nuclear power plants.

- *Nuclear Power Plant* – The fuel assemblies are loaded into nuclear reactors to create energy from a controlled chain reaction. Nuclear power plants generate over 15% of the world's electricity.

- *Consumers* – Businesses and homeowners rely on the steady, baseload electricity supplied by nuclear power and value its clean air qualities.


Commercial Nuclear Fuel Cycle
Enrichment is one of a series of steps required to prepare naturally occurring uranium for use as nuclear fuel
USEC
Mining and Milling
Uranium Mines and Mills
Conversion
Conversion of Uranium to Uranium Hexafluoride
Depleted Uranium
Nuclear Power Plant
Light Water Reactor
Fuel Fabrication
Conversion to Uranium Oxide and Fabrication of Fuel Assemblies

We produce or acquire LEU from two principal sources. We produce LEU at the Paducah GDP in Paducah, Kentucky, and we acquire LEU by purchasing the SWU component of LEU from Russia under the Megatons to Megawatts program.

Products and Services

Low Enriched Uranium

The majority of our customers are domestic and international utilities that operate nuclear power plants. Our revenue is derived primarily from:

- sales of the SWU component of LEU,
- sales of both the SWU and uranium components of LEU, and
- sales of uranium.

Our agreements with electric utilities are primarily long-term, fixed-commitment contracts under which our customers are obligated to purchase a specified quantity of SWU or uranium from us or long-term requirements contracts under which they are obligated to purchase a percentage of their SWU requirements from us. Under requirements contracts, customers only make purchases if the reactor has requirements. The timing of requirements is associated with reactor refueling outages.

Contract Services

We perform contract work for DOE and DOE contractors at the Paducah and Portsmouth GDPs, including infrastructure support services and maintenance of the Portsmouth GDP in a state of "cold shutdown" in preparation for decontamination and decommissioning.

Through our subsidiary NAC, we are a leading provider of nuclear energy services and technologies, specializing in:

- design, fabrication and implementation of spent nuclear fuel technologies,
- nuclear materials transportation, and
- nuclear fuel cycle consulting services.

Revenue by Geographic Area, Major Customers and Segment Information

Revenue attributed to domestic and foreign customers, including customers in a foreign country representing 10% or more of total revenue, follows (in millions):

	Years Ended December 31,		
	2008	2007	2006
United States	$1,212.5	$1,310.6	$1,109.5
Foreign:			
Japan	242.6	274.7	389.8
Other	159.5	342.7	349.3
	402.1	617.4	739.1
	$1,614.6	$1,928.0	$1,848.6

Our 10 largest utility customers represented 57% of revenue and our three largest utility customers represented 30% of revenue in 2008. Revenue from two domestic customers, Exelon Corporation and Entergy Corporation, each represented more than 10%, but less than 15%, of revenue in 2008. Revenue from U.S. government contracts represented 12% of revenue in 2008, 9% of revenue in 2007 and 10% of revenue in 2006. No other customer represented more than 10% of revenue. Reference is made to segment information reported in note 17 to the consolidated financial statements.

SWU and Uranium Backlog

Backlog is the aggregate dollar amount of SWU and uranium that we expect to sell in future periods under contracts with customers. At December 31, 2008, we had contracts with customers aggregating an estimated $6.9 billion, including $1.7 billion expected to be delivered in 2009, compared with $6.5 billion at December 31, 2007. Backlog is partially based on customers' estimates of their fuel requirements and other assumptions including our estimates of selling prices, which are subject to change. Prices may be adjusted based on SWU or uranium market prices prevailing at the time of delivery. Pricing elements may include escalation based on a general inflation index or a power price index. We utilize external composite forecasts of future market prices and inflation rates in our pricing estimates.

Gaseous Diffusion Plants

Two existing technologies are currently used commercially to enrich uranium for nuclear power plants: gaseous diffusion and gas centrifuge. We currently use the older gaseous diffusion technology and are deploying gas centrifuge technology to replace our gaseous diffusion operations. See "Business and Properties – The American Centrifuge Plant."

Gaseous Diffusion Process

The gaseous diffusion process separates the lighter U^{235} isotope from the heavier U^{238}. The fundamental building block of the gaseous diffusion process is known as a stage, consisting of a compressor, a converter, a control valve and associated piping. Compressors driven by large electric motors are used to circulate the process gas and maintain flow. Converters contain porous tubes known as a barrier through which process gas is diffused. Stages are grouped together in series to form an operating unit called a cell. A cell is the smallest group of stages that can be removed from service for maintenance. Gaseous diffusion plants are designed so that cells can be taken off line with little or no interruption in the process.

The process begins with the heating of solid UF_6 to form a gas that is forced through the barrier. Because U^{235} is lighter than U^{238}, it moves through the barrier more easily. As the gas moves, the two isotopes are separated, increasing the U^{235} concentration and decreasing the concentration of U^{238} in the finished product. The gaseous diffusion process requires significant amounts of electric power to push uranium through the barrier.

Paducah GDP

We operate the Paducah GDP located in Paducah, Kentucky. The Paducah GDP consists of four process buildings and is one of the largest industrial facilities in the world. The process buildings have a total floor area of 150 acres, and the site covers 750 acres. We estimate that the maximum capacity of the existing equipment is about 8 million SWU per year. In 2008, we produced approximately 6.5 million SWU at the Paducah GDP for both LEU production and underfeeding uranium. The Paducah GDP has been certified by the NRC to produce LEU up to an assay of 5.5% U^{235}.

Portsmouth GDP

We ceased uranium enrichment operations at the Portsmouth GDP, located in Piketon, Ohio, in 2001. Under contract with DOE, we maintain the Portsmouth GDP in a state of "cold shutdown" in preparation for a DOE decontamination and decommissioning program. DOE and USEC have periodically extended the Portsmouth GDP cold shutdown contract, most recently through April 30, 2009. DOE has announced its intention to negotiate a sole-source extension of the cold shutdown contract through September 30, 2010.

Lease of Gaseous Diffusion Plants

We lease the Paducah and Portsmouth GDPs from DOE. The lease covers most, but not all, of the buildings and facilities relating to gaseous diffusion activities. Major provisions of the lease follow:

- except as provided in the 2002 DOE-USEC Agreement (described under "Business and Properties – 2002 DOE-USEC Agreement and Related Agreements with DOE"), we have the right to renew the lease at either plant indefinitely in six-year increments and can adjust the property under lease to meet our changing requirements. The current lease term expires in 2016;
- we may leave the property in an "as is" condition at termination of the lease, but must remove wastes we generate and must place the plants in a safe shutdown condition;
- the U.S. government is responsible for environmental liabilities associated with plant operations prior to July 28, 1998 except for liabilities relating to the disposal of some identified wastes generated by USEC and stored at the plants;
- DOE is responsible for the costs of decontamination and decommissioning of the plants;
- title to capital improvements not removed by us will transfer to DOE at the end of the lease term, and if we elect to remove any capital improvements, we are required to pay any increases in DOE's decontamination and decommissioning costs that are a result of our removing the capital improvements;
- DOE must indemnify us for costs and expenses related to claims asserted against us or incurred by us arising out of the U.S. government's operation, occupation, or use of the plants prior to July 28, 1998; and
- DOE must indemnify us against claims for public liability (as defined in the Atomic Energy Act of 1954, as amended) from a nuclear incident or precautionary evacuation in connection with activities under the lease. Under the Price-Anderson Act, DOE's financial obligations under the indemnity are capped at $12.5 billion for each nuclear incident or precautionary evacuation occurring inside the United States.

In December 2006, we signed a lease agreement with DOE for our long-term use of facilities at the Portsmouth GDP in Piketon for the American Centrifuge Plant. The lease for these facilities and other support facilities is a stand-alone amendment to our current lease with DOE for the GDP facilities. Further details are provided in "Business and Properties – The American Centrifuge Plant".

Raw Materials

Electric Power

The gaseous diffusion process uses significant amounts of electric power to enrich uranium. Costs for electric power are approximately 70-75% of production costs at the Paducah GDP. In 2008, the power load at the Paducah GDP averaged 1,680 megawatts. We purchase most of the electric power for the Paducah GDP under a power purchase agreement with Tennessee Valley Authority ("TVA") that expires May 31, 2012. Pricing under the TVA power contract consisted of a summer and a non-summer base energy price through May 31, 2008. Beginning June 1, 2008, the price consists of a year-round base energy price that increases moderately based on a fixed, annual schedule. All prices are subject to a fuel cost adjustment provision to reflect changes in TVA's fuel costs, purchased power costs, and related costs. The impact of the fuel cost adjustment has been negative for USEC, imposing an average increase over base contract prices of about 15% in 2008 and 8% in 2007. The impact of future fuel cost adjustments, which are substantially influenced by coal prices, purchased power costs and hydroelectric power generation, is uncertain and our cost of power could fluctuate in the future above or below the agreed increases in the base energy price. We expect the fuel cost adjustment to continue to cause our purchase cost to remain above base contract prices. The future impact may be greater but is difficult to predict given uncertainty in energy prices.

The quantity of power purchases under the TVA contract generally ranges from 300 megawatts in the summer months (June – August) to up to 2,000 megawatts in the non-summer months. We supplement the TVA contract during the summer months with additional power purchased at market-based prices. Beginning June 1, 2010 through the expiration of the contract on May 31, 2012, the quantity of non-summer power purchases will be reduced to a maximum of 1,650 megawatts at all hours. This is designed to provide a transition for the TVA power system because of the significant amount of power we purchase. We expect to supplement the TVA contract with additional power purchases beginning June 1, 2010 and will be evaluating possible sources of power for delivery after May 31, 2012.

We are required to provide financial assurance to support our payment obligations to TVA. These include a letter of credit and weekly prepayments based on TVA's estimate of the price and our usage of power.

Uranium

Natural uranium is the feedstock in the production of LEU at the Paducah GDP. In 2008, the plant used the equivalent of approximately 8 million kilograms of uranium in the production of LEU. Uranium is a naturally occurring element and is mined from deposits located in Canada, Australia and other countries. According to the World Nuclear Association, there are adequate measured resources of uranium to fuel nuclear power at current usage rates for at least 80 years.

Mined uranium ore is crushed and concentrated and sent to a uranium conversion facility where it is converted to UF_6, a form suitable for uranium enrichment. Two commercial uranium converters in North America, Cameco Corporation and ConverDyn, deliver and hold title to uranium at the Paducah GDP.

Utility customers provide uranium to us as part of their enrichment contracts or purchase the uranium required to produce LEU from us. Customers who provide uranium to us generally do so by acquiring title to uranium from Cameco, ConverDyn and other suppliers at the Paducah GDP. At December 31, 2008, we held uranium to which title was held by customers and suppliers with a value of $3.8 billion based on published price indicators. The uranium is fungible and commingled with our uranium inventory. Title to uranium provided by customers generally remains with the customer until delivery of LEU, at which time title to LEU is transferred to the customer and we take title to the uranium. The uranium that we sell to utility customers comes from our uranium inventories, which includes uranium from underfeeding the enrichment process, purchases of uranium from third-party suppliers and uranium that we obtained from DOE prior to privatization.

The quantity of uranium used in the production of LEU is to a certain extent interchangeable with the amount of SWU required to enrich the uranium. Underfeeding is a mode of operation that uses or feeds less uranium. Underfeeding supplements our supply of uranium, but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, we vary our production process to underfeed uranium based on the economics of the cost of electric power relative to the prices of uranium and enrichment.

Coolant

The Paducah GDP uses Freon as the primary process coolant. The production of Freon in the United States was terminated in 1995 and Freon is no longer commercially available. We expect our current supply of Freon to be sufficient to support at least 10 years of continued operations at current use rates.

GDP Equipment

GDP equipment components (such as compressors, coolers, motors and valves) requiring maintenance are removed from service and repaired or rebuilt on site. Common industrial components, such as the breakers, condensers and transformers in the electrical system, are procured as needed. Some components and systems are no longer produced, and spare parts may not be readily available. In these situations, replacement components or systems are identified, tested, and procured from existing commercial sources, or the plants' technical and fabrication capabilities are used to design and build replacements.

Equipment utilization at the Paducah GDP averaged 97% in 2008 compared to 98% in 2007. Equipment utilization is based on a measure of cells in operation. The utilization of equipment is highly dependent on power availability and costs. We reduce equipment utilization and the related power load in the summer months when the cost of electric power is high. Equipment utilization is also affected by repairs and maintenance activities. The number of cells available for operation increased in 2008 due to the recovery of a number of cells which had been in standby for over 25 years.

Russian Contract ("Megatons to Megawatts")

We are the U.S. government's exclusive executive agent ("Executive Agent") in connection with a government-to-government nonproliferation agreement between the United States and the Russian Federation. Under the agreement, we have been designated by the U.S. government to order LEU derived from dismantled Soviet nuclear weapons. In January 1994, USEC signed a commercial agreement ("Russian Contract") with a Russian government entity known as OAO Techsnabexport ("TENEX), to implement the program.

We have agreed to purchase approximately 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013. Over the life of the 20-year Russian Contract, we expect to purchase about 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium. As of December 31, 2008, we had purchased 65 million SWU contained in LEU derived from 350 metric tons of highly enriched uranium, the equivalent of about 14,000 nuclear warheads. Purchases under the Russian Contract constitute approximately one-half of our supply mix. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective view of the index is used to minimize the disruptive effect of short-term market price swings. Increases in these price points in recent years have resulted in increases to the index used to determine prices under the Russian Contract. On February 13, 2009, we entered into an amendment to the Russian Contract to revise the pricing methodology for the SWU component of LEU delivered in calendar years 2010 through 2013. Approval of both the U.S. government and the government of the Russian Federation is required for the amendment to become effective. The current pricing methodology uses a discount from an index of international and U.S. price points, including both long-term and spot prices. The new pricing methodology is intended to enhance the stability of future pricing for both parties through a formula that combines a different mix of price points and other pricing elements. We expect that prices paid under the Russian Contract, as amended, will continue to increase year over year, and that the total amount paid to the Russian Federation for the SWU component of the LEU delivered under the Russian Contract over the 20 year term of the contract will substantially exceed $8 billion by the time the contract is completed in 2013. Officials of the Russian government have announced that Russia will not extend the Russian Contract or the government-to-government agreement it implements, beyond 2013. Accordingly, we do not anticipate that we will purchase Russian SWU after 2013.

Under the Russian Contract, we are obligated to provide to TENEX an amount of uranium equivalent to the uranium component of LEU delivered to us by TENEX, totaling about 9 million kilograms per year. We credit the uranium to an account at the Paducah GDP maintained on behalf of TENEX. TENEX holds the uranium or sells or otherwise exchanges this uranium in transactions with other suppliers or utility customers. From time to time, TENEX may take physical delivery of uranium supplied by a uranium converter that would otherwise deliver such uranium to us. Under these arrangements, the converter provides uranium to TENEX for shipment back to Russia, and the converter receives an equivalent amount of uranium in its account at the Paducah GDP.

Under the terms of a 1997 memorandum of agreement between USEC and the U.S. government, we can be terminated, or resign, as the U.S. Executive Agent, or one or more additional executive agents may be named. Any new executive agent could represent a significant new competitor.

2002 DOE-USEC Agreement and Related Agreements with DOE

On June 17, 2002, USEC and DOE signed an agreement in which both parties made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry (such agreement, as amended, the "2002 DOE-USEC Agreement"). We and DOE have entered into subsequent agreements relating to these commitments and have amended the 2002 DOE-USEC Agreement. The following is a summary of material provisions and an update of activities under the 2002 DOE-USEC Agreement and related agreements:

Megatons to Megawatts

The 2002 DOE-USEC Agreement provides that DOE will recommend against removal, in whole or in part, of us as the U.S. Executive Agent under the government-to-government nonproliferation agreement between the United States and the Russian Federation as long as we order the specified amount of LEU from TENEX and comply with our obligations under the 2002 DOE-USEC Agreement and the Russian Contract.

Remediating or Replacing Out-of-Specification Uranium

Under the 2002 DOE-USEC Agreement, DOE was obligated to remediate or replace 9,550 metric tons of UF_6 transferred to us from DOE prior to privatization that contained elevated levels of technetium. The contaminant put the uranium out-of-specification for commercial use. We operated facilities at the Portsmouth GDP under contract with DOE to process and remove technetium from the out-of-specification uranium, and in October 2006, the remediation project for USEC-owned uranium was completed. We also processed and removed technetium from out-of-specification uranium owned by DOE under an agreement with DOE entered into in December 2004. The remediation efforts were completed in September 2008 and we are currently performing services related to demobilization.

Domestic Enrichment Facilities

Under the 2002 DOE-USEC Agreement, we agreed to operate the Paducah GDP at a production rate at or above 3.5 million SWU per year. Historically, we have operated at production rates significantly above this level, and in 2008, we produced approximately 6.5 million SWU at the Paducah GDP for both LEU production and underfeeding uranium. Production at Paducah may not be reduced below a minimum of 3.5 million SWU per year until six months before we have completed a centrifuge enrichment facility capable of producing LEU containing 3.5 million SWU per year. If the Paducah GDP is operated at less than the specified 3.5 million SWU in any given fiscal year, we may cure the defect by increasing LEU production to the 3.5 million SWU level in the next fiscal year. We may only use the right to cure once in each six-year lease period.

If we do not maintain the requisite level of operations at the Paducah GDP and have not cured the deficiency, we are required to waive our exclusive rights to lease the Paducah and Portsmouth GDPs. If we cease operations at the Paducah GDP or lose our certification from the NRC, DOE may take actions it deems necessary to transition operation of the plant from us to ensure the continuity of domestic enrichment operations and the fulfillment of supply contracts. In either of the circumstances described in the preceding two sentences, DOE may be released from its obligations under the 2002 DOE-USEC Agreement. We will be deemed to have "ceased operations" at the Paducah GDP if we (1) produce less than 1 million SWU per year or (2) fail to meet specific maintenance and operational criteria established in the 2002 DOE-USEC Agreement.

Advanced Enrichment Technology

The 2002 DOE-USEC Agreement provides that we will begin operation of an enrichment facility using advanced enrichment technology in accordance with certain milestones. A discussion of our American Centrifuge uranium enrichment technology and those milestones is included under the caption "Business and Properties— The American Centrifuge Plant — Project Milestones under the 2002 DOE-USEC Agreement".

Other

The 2002 DOE-USEC Agreement contains force majeure provisions that excuse our failure to perform under the agreement if such failure arises from causes beyond our control and without our fault or negligence.

The American Centrifuge Plant

Since 2002, we have been developing and demonstrating a uranium enrichment gas centrifuge technology that we call the American Centrifuge. We are deploying this technology in the American Centrifuge Plant ("ACP") being built in Piketon, Ohio. This technology was initially developed by DOE during the 1970s and 80s and successfully demonstrated, but was ultimately not commercially deployed for reasons unrelated to the technology itself. We have modified and improved this technology through the use of modern materials, advanced computer-aided design, digital controls and state-of-the-art manufacturing processes.

We are deploying the ACP to replace our gaseous diffusion uranium enrichment plant and to be well positioned to meet demand for LEU. Deploying the American Centrifuge technology will substantially reduce our power costs and modernize our production capacity, enabling us to stay competitive in the long term. Our baseline deployment schedule includes beginning initial commercial plant operations in 2010 and reaching an annual production capacity at the ACP of 3.8 million SWU per year at the end of 2012. However, as discussed below in "—Capital Requirements," we have initiated steps to conserve cash and reduce the planned escalation of project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program. These steps are likely to increase the cost and extend the schedule for the project.

We believe that the machine we deploy in the ACP will be the most advanced uranium enrichment machine in the world. We refer to our production centrifuge machine design as the AC100 series centrifuge machine. The AC100 series centrifuge machine is designed to produce 350 SWU per year, which output is substantially greater than our competitors' machines. As discussed below in "—Value Engineering and Continued Technology Improvements," we released an initial design for the AC100 machine in 2008. We anticipate releasing the design for the initial AC100 series machines in late March 2009 that will be deployed in the commercial plant. We will continue optimization and value-engineering efforts even after this design release.

Our Marketing and Sales department has been engaging in discussions with our customers to sell the output of the ACP. We have signed long-term contracts with customers and have received accepted offers from customers for additional commitments. We will continue to meet with customers during 2009 to sell ACP output, which is critical to the success of the project. Sales contracts for this initial output represent a strategic commitment by customers to ensure a reliable, U.S.-based source of nuclear fuel that will be available for decades to come.

Lead Cascade Test Program

We have been conducting a Lead Cascade integrated testing program at our Piketon plant since August 2007. The test program involves the integrated testing of multiple prototype machines in a cascade configuration, and has demonstrated the ability to generate product assays in a range useable by commercial nuclear power plants. Through the Lead Cascade test program, we obtain data on machine-to-machine interactions, verify cascade performance models under a variety of operating conditions, and obtain operating experience for our plant operators and technicians. The centrifuge machines involved in the Lead Cascade integrated testing program have operated for more than 150,000 total machine hours, providing data on equipment reliability and identifying opportunities to further optimize the machine and cascade design. These prototype machines confirmed design and performance targets while verifying the predictions of our analytical performance models. We have tested the centrifuge machines in a wide range of operating conditions unlikely to be seen in normal plant operations. Lead Cascade operations also give our employees experience in operating a cascade of machines in a variety of conditions, which allow us to refine operating and maintenance procedures.

Although the Lead Cascade test program has involved prototype machines, improved AC100 components and design features are being tested in special test stands in Oak Ridge, Tennessee and have been incrementally introduced during the current Lead Cascade operations. The next step is deploying a cascade of AC100 series machines, as discussed below.

Initial AC100 Series Cascade

The initial design for the AC100 machine reflects improvements learned during individual machine testing and subsequent integrated testing of the prototype machine in a cascade. During 2008, the initial AC100 machine design was released to our strategic suppliers in preparation for installing a test cascade of AC100 series machines in Piketon in 2009. The strategic suppliers have been manufacturing parts for the initial AC100 machines and the first components to build these machines were delivered in November 2008. In manufacturing parts for the AC100, suppliers must replicate on a commercial basis manufacturing that we previously self-performed in building our prototype machines. Start-up issues have arisen in this transfer of technology to our suppliers that have delayed our timetable for operation of the initial AC100 cascade. We expected to encounter start-up issues and the resolution of these issues at the outset will help to facilitate our transition to high volume manufacturing. Delays in our operation of the AC100 cascade could affect our overall deployment schedule but in light of our slow down of spending in 2009, which is impacting our schedule, this may not have any additional impact.

A five-stage cascade of AC100 machines is now expected to be operational early in the third quarter of 2009. This cascade will be in a commercial plant configuration and operate under commercial plant conditions. Additional machines will be added to the cascade until we reach a cascade of 40 to 50 machines, which is expected late in the third quarter of 2009. This cascade of 40 to 50 machines would operate for the rest of 2009. Although this cascade will operate in a closed-loop configuration, the flow of uranium feed and tails between individual machines in the cascade will be similar to those expected in commercial plant operations. This cascade is intended to provide additional data on equipment operation and reliability that could identify opportunities to further optimize the centrifuge and cascade design. These initial AC100 machines are expected to be integrated into a commercial cascade or used for spares.

We expect that the first machines in the initial AC100 series cascade will have a throughput somewhat less than 350 SWU per year as we continue to optimize the AC100 series machine. For the same reason, the machines deployed in the first commercial cascade of the ACP may not achieve 350 SWU per year. However, we continue to be confident that the AC100 series machines that are deployed in the commercial plant will achieve an average performance level of 350 SWU per year, supporting an annual SWU production capacity of the ACP of 3.8 million SWU. In addition, our testing program in Oak Ridge has demonstrated the potential for machine productivity beyond 350 SWU per year. We may be able to assemble and install machines with greater SWU capacity at one or more specific planned points as we build out the ACP, which would provide us with an opportunity to increase its annual SWU production capacity beyond 3.8 million SWU. However, as discussed below in "—Capital Requirements," our ability to achieve the 3.8 million SWU production capacity may be delayed or limited by capital constraints and potential project cost increases.

We believe an extensive Lead Cascade test program prior to beginning to manufacture thousands of commercial plant centrifuges enables us to:

- Verify machine performance and identify modifications to improve performance, improve machine reliability or reduce costs;
- Complete facilities and integrated support equipment, such as balancing stands, assembly stands and gas test stands, needed to meet production levels of several hundred machines per month;
- Train staff and supplier personnel on best practices for manufacturing, quality control, transportation, assembly, installation and testing; and
- Validate manufacturing and assembly procedures.

Value Engineering and Continued Technology Improvements

We anticipate releasing the design for the initial AC100 series machine in late March 2009 that will be deployed in the commercial plant. This design will reflect some value-engineering improvements from the initial AC100 design released in 2008. We plan to continue our value engineering efforts and other efforts to optimize the machine going forward. A benefit of the modular centrifuge process is the ability to deploy improved machines as they become available; therefore value-engineered aspects and other technology improvements can be integrated as the plant is built out over several years.

As noted previously, we expect to continue our research and development efforts during commercial deployment. New analytic capability and computer-aided manufacturing methods provide an opportunity to develop more productive and less costly machines as we seek to enhance our capability in centrifuge technology and develop a new series of machines. This will result in continued development spending that will be expensed.

Construction of the American Centrifuge Plant

Most of the buildings required for the commercial plant were constructed in Piketon during the 1980s by DOE. These existing structures include a centrifuge assembly building, a uranium feed and withdrawal facility, and two enrichment production buildings. We began renovating and building the ACP following receipt of a construction and operating license from the NRC in April 2007. Fluor Corporation ("Fluor") manages the engineering, procurement and construction management activities. In September 2008, USEC and Fluor signed an amended and restated contract for services totaling approximately $1 billion through 2012. Under the new contract, Fluor will be reimbursed for costs plus a fixed base fee and an incentive fee that increases based on cost savings produced.

Construction of the ACP includes various systems including electric, telecommunications, HVAC and water distribution. Service modules provide utilities to the centrifuge machines and the piping that enables UF_6 gas to flow throughout the enrichment production facility. Process systems will integrate and support the centrifuge machines and cascades. A distributed control system will monitor and control the enrichment processing equipment.

The two production buildings have space for approximately 11,500 centrifuges. Contractors are preparing the floor of the production buildings for machine mounts to support the centrifuges. The feed and withdrawal facility where uranium is introduced into plant systems and low enriched uranium is withdrawn is undergoing substantial renovation. A new boiler that will provide heat to the ACP is being installed along with associated hot water piping. The first service modules, which support the operation of approximately 20 centrifuges each, will be delivered by Teledyne Brown Engineering, Inc. ("TBE") in the first quarter of 2009.

Machine Manufacturing and Assembly

During the past two years, a major focus for our American Centrifuge team has been working with leading companies to create a world-class industrial infrastructure needed to build components for the highly sophisticated AC100 machines and supporting equipment. The highly specialized U.S. manufacturing base needed to build the AC100 did not exist but is being established with USEC's leadership. In 2008, for example, we significantly refurbished a facility we purchased in Oak Ridge and installed new production machining equipment, robotics, and computer controls and testing systems to support the ramp-up to manufacturing centrifuge components. We have contracted with B&W Clinch River, LLC ("B&W"), a subsidiary of the Babcock and Wilcox Co., to manufacture upper and lower suspension assemblies, cap assemblies and column parts at this facility. B&W is also responsible for assembling and balancing rotors, and procuring or manufacturing unclassified metal parts.

Under contract arrangements with USEC, our suppliers are also helping to create the manufacturing base for a revitalized U.S. nuclear fuel industry. A subsidiary of Alliant Techsystems Inc., or ATK, is expanding facilities it has at the Allegany Ballistics Laboratory in Rocket Center, West Virginia. It will produce the tall, carbon-fiber rotor tubes for the centrifuges. Major Tool & Machine, Inc. has built a new automated production facility at its Indianapolis, Indiana, plant to fabricate the steel casings for the machines and has delivered the first casings needed for the initial cascade of AC100 machines. TBE has significantly expanded manufacturing capacity in Huntsville, Alabama, to produce 540 gas centrifuge service modules for the ACP. These steel frame structures hold valves, cabling, ductwork and electric supply. Each service module supports up to 20 AC100 machines. Curtiss-Wright Electro-Mechanical Corporation of Cheswick, Pennsylvania, is providing the motor drives that spin the centrifuge rotor at very high speeds. Honeywell Technology Solutions is responsible for final assembly of the AC100 machines on site at the ACP.

Concurrent with our initial deployment of capacity for 3.8 million SWU per year, we are analyzing the nuclear fuel market and other factors to determine the economics of adding additional ACP capacity. Although we will need an amendment to our NRC license for any expansion of the ACP, the environmental impact statement issued with our license contemplated the potential impact of an expansion of the plant to approximately double its anticipated capacity. The manufacturing infrastructure that we are putting into place to deploy the initial plant capacity will facilitate any future expansion. Because an expansion would not require creating this manufacturing infrastructure or another demonstration of the technology, the cost of any expansion is anticipated to be less than the initial project.

Project Budget

In 2008, we established a baseline project budget of $3.5 billion following a thorough, bottom-up review of the cost to build the ACP. This budget includes amounts already spent but does not include financing costs or financial assurance related to decommissioning obligations. The expenditures to date and budget at completion follow (in millions):

	Cumulative as of December 31, 2008	**Baseline Project Budget at Completion**
Machine technology, lead cascade and program management	$361.2	$464.2
Machine manufacturing and assembly	389.7	1,592.5
Commercial plant	422.2	1,442.1
Project development, deployment and construction	**$1,173.1**	**$3,498.8**
Other costs:		
Capitalized interest	25.0	
Capitalized asset retirement obligations	13.0	
Total ACP expenditures, including accruals	**$1,211.1**	
Amount expensed as part of advanced technology costs	$542.1	
Amount capitalized as part of construction work in progress	$601.8	
Equipment, building and land used for manufacturing and plant	$47.0	
Depreciation and transfers	$(4.5)	
Prepayments to suppliers for services not yet performed	$24.7	

While our project budget includes some degree of embedded contingency with respect to cost assumptions for labor and materials such as carbon steel and stainless steel, we remain subject to cost escalation risk. We are working with our strategic suppliers primarily under cost-reimbursement agreements. As we proceed with the project, we intend for contracts with suppliers to transition from a cost-reimbursable model to a fixed-price or incentive-based model, as appropriate. However, if we are not successful in obtaining fixed-price or incentive-based contracts in the timeframe we expect, this could increase costs. We are also currently in discussions with our suppliers regarding a slow down of spending during 2009 from what was planned under our baseline schedule, which will likely increase the project cost as discussed below in "– Capital Requirements".

Several key budget variables such as labor costs, the cost of raw materials to build the plant and general inflation, are outside our control and difficult to forecast and increases in these variables could increase costs. Our project budget assumes that certain cost savings are achieved through value-engineering the AC100 machine. If we are not successful or these efforts take longer than we expect, that could impact our schedule and/or increase costs.

If actual costs exceed the budget (including the built-in management reserve), and such costs cannot otherwise be offset or financed, we may elect to deploy fewer centrifuge machines in the plant to mitigate such potential cost growth. The modular nature of the plant construction permits normal operation even if the scale is reduced from the current planned size. A reduced scale would reduce the output of the plant absent offsetting improvements in machine performance.

Capital Requirements

We must still raise the remainder of the capital needed to build the ACP, and this has been and will continue to be a focus of management. We do not believe public market financing for a large capital project such as the ACP is available to us given current financial market conditions. We view the DOE Loan Guarantee Program as the path for obtaining the debt financing to complete the American Centrifuge project.

The DOE Loan Guarantee Program was created by the Energy Policy Act of 2005 and in December 2007, federal legislation authorized funding levels available through September 30, 2009 of up to $2 billion for advanced facilities for the front end of the nuclear fuel cycle, which includes uranium enrichment. DOE released its solicitation for the Loan Guarantee Program on June 30, 2008, and we applied for $2 billion in funding in July 2008. Areva, a company majority owned by the French government, also applied for funding under this program for a proposed plant in the U.S. and is also being considered by DOE. Nonetheless, we believe that our project is ideally suited for the Loan Guarantee Program and are seeking a selection of our project by DOE in the short term, followed by an expeditious funding commitment and financial closing.

However, we have no assurance that our project will be selected to move forward in the program, and if we are selected, it could still take an extended period for the loan guarantee and funding to be finalized. Accordingly, we have initiated steps to conserve cash and reduce the planned escalation of project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program. In addition, on a parallel path, we continue to evaluate potential third-party investment.

Our intent is to reduce our spending in 2009 to work within the combination of our expected funds available through our cash from operations and available borrowings under our credit facility and ensure that we have adequate liquidity for our ongoing operations. Under our deployment schedule for the ACP, spending was expected to peak in 2009 with spending of approximately $800 million, including a substantial ramp up in coming months with the hiring of plant construction workers and preparing facilities that would provide key components for the AC100 centrifuge machines. Our initial steps to slow the growth of project spending in 2009 include sharply reducing the planned ramp up in hiring construction and craft workers for the ACP and deferring select procurements. Engineering, procurement and construction ("EPC") and machine manufacturing and assembly ("MM&A") activities represent approximately 75% of planned spending in 2009 and we are targeting spending reductions in these areas. We are working with our EPC and MM&A suppliers, such as Fluor, TBE, B&W and ATK, to identify and implement actions that can be taken to reduce costs while minimizing the impact on project cost and schedule. We do not expect to reduce planned spending during 2009 on machine technology activities such as the Lead Cascade test program and operation of the AC100 cascade, which we view as critical near-term activities. As a potentially offsetting benefit to our slow down of project activities, we will also be looking for opportunities to reduce concurrency in our schedule, which could lower the overall risk of the project. For example, concurrency would be reduced if we are able to take more time to optimize the AC100 design before we commence high volume manufacturing.

Our baseline schedule called for beginning commercial operations at the end of the first quarter of 2010, and reaching 1 million SWU capacity in the first quarter of 2011 and the full 3.8 million SWU capacity at the end of 2012. Our decision to slow spending until a funding decision is made by the DOE Loan Guarantee Program will likely increase the cost and extend the schedule for the project. The potential cost and schedule impact is highly uncertain at this point and we are working with our suppliers to evaluate and minimize the impact. At the same time, we are actively pursuing action by the DOE Loan Guarantee Program so that we can minimize the duration of any slow down and its effect on cost and schedule. Our ability to achieve the 3.8 million SWU production capacity may be limited by capital constraints and potential project cost increases, including as a result of our decision to slow project spending. In such circumstances, achieving the full 3.8 million SWU capacity may be delayed until additional capital from project cash flow from operations or other funding becomes available. As we gain greater clarity on potential funding through the DOE Loan Guarantee Program and plan and coordinate with our strategic suppliers, we will be better able to quantify changes to cost and schedule. We are currently engaged with suppliers in a bottom-up analysis and we do not expect to be in a position to provide an update on the potential impact on cost and schedule until after the first quarter of 2009.

As part of this process, we are planning and coordinating with our strategic suppliers regarding various scenarios based on availability of DOE funding, which could include additional reductions in spending from those currently being considered. If we continue to lack visibility into the receipt of loan guarantee funding, we might need to more drastically reduce procurements and staff, which would be more difficult to recover from and would lead to more significant delays and increased costs. We could also determine to take other actions to ensure that we have adequate liquidity for our ongoing operations. Further details are provided in Item 1A, "Risk Factors" of this report.

Project Milestones under the 2002 DOE-USEC Agreement

The 2002 DOE-USEC Agreement, as amended in January 2009, provides that we will develop, demonstrate and deploy the American Centrifuge technology in accordance with 15 milestones as follows:

Milestones under 2002 DOE-USEC Agreement	Milestone Date	Achievement Date
Begin refurbishment of K-1600 centrifuge testing facility in Oak Ridge, Tennessee	December 2002	December 2002
Build and begin testing a centrifuge end cap	January 2003	January 2003
Submit license application for Lead Cascade to NRC	April 2003	February 2003
NRC dockets Lead Cascade application	June 2003	March 2003
First rotor tube manufactured	November 2003	September 2003
Centrifuge testing begins	January 2005	January 2005
Submit license application for commercial plant to NRC	March 2005	August 2004
NRC dockets commercial plant application	May 2005	October 2004
Begin Lead Cascade centrifuge manufacturing	June 2005	April 2005
Begin commercial plant construction and refurbishment	June 2007	May 2007
Lead Cascade operational and generating product assay in a range usable by commercial nuclear power plants	October 2007	October 2007

(continued)

Milestones under 2002 DOE-USEC Agreement	Milestone Date	Achievement Date
Secure firm financing commitment(s) for the construction of the commercial American Centrifuge Plant with an annual capacity of approximately 3.5 million SWU per year	November 2009	
Begin commercial American Centrifuge Plant operations	August 2010	
Commercial American Centrifuge Plant annual capacity at 1 million SWU per year	November 2011	
Commercial American Centrifuge Plant annual capacity of approximately 3.5 million SWU per year	May 2013	

We believe our ability to meet the November 2009 financing milestone is dependent upon our obtaining a commitment for a loan guarantee from DOE, the receipt and timing of which is uncertain.

Until we have met the November 2009 financing milestone, DOE has full remedies under the 2002 DOE-USEC Agreement. However, if a delaying event beyond our control and without our fault or negligence occurs that would affect our ability to meet a milestone, we and DOE will jointly meet to discuss in good faith possible adjustments to the milestones as appropriate to accommodate the delaying event. Once we have met the November 2009 financing milestone, DOE's remedies under the 2002 DOE-USEC Agreement are limited to those circumstances where our gross negligence in project planning and execution is responsible for schedule delays or in the circumstance where we constructively or formally abandon the project or fail to diligently pursue the financing commitment(s).

The 2002 DOE-USEC Agreement provides DOE with specific remedies if we fail to meet a milestone that would materially impact our ability to begin commercial operations of the American Centrifuge Plant on schedule. These remedies include terminating the 2002 DOE-USEC Agreement, revoking our access to DOE's U.S. centrifuge technology and requiring us to transfer our rights in the American Centrifuge technology and facilities to DOE, requiring us to reimburse DOE for certain costs associated with the American Centrifuge project, and recommending that we be removed as the sole U.S. Executive Agent under the Megatons to Megawatts program.

Corporate Structure

In September 2008 we created four wholly owned subsidiaries to carry out future commercial activities related to the American Centrifuge project. We anticipate that these subsidiaries will own the American Centrifuge Plant and equipment, provide operations and maintenance services, manufacture centrifuge machines and conduct ongoing centrifuge research and development. This corporate structure will separate ownership and control of centrifuge technology from ownership of the enrichment plant and also establish a separate operations subsidiary. This structure will facilitate DOE loan guarantee financing and potential third-party investment, while also facilitating any future plant expansion.

NRC Operating License

We have an NRC license to possess and use radioactive material at the American Centrifuge Demonstration Facility that expires in August 2011. In April 2007 the NRC issued a license to construct and operate the American Centrifuge Plant, and we began construction of the American Centrifuge Plant in May 2007. Our construction and operating license is for a term of 30 years and includes authorization to enrich uranium to a U^{235} assay of up to 10%. Our license is based on a plant designed with an initial annual production capacity of 3.8 million SWU. Although we will need an amendment to our NRC license for any significant expansion of the American Centrifuge Plant, the environmental report submitted with our license application and the environmental impact statement issued by the NRC contemplated the potential expansion of the plant to approximately double the currently expected capacity.

American Centrifuge Plant Lease

We lease the facilities in Piketon for the American Centrifuge Plant from DOE. The process buildings that will house the cascades of centrifuges encompass more than 14 acres under roof. The lease for these facilities and other support facilities is a stand-alone amendment to our lease with DOE for the gaseous diffusion plant facilities in Piketon and in Paducah. The initial term was through June 2009, and on February 2, 2009, we renewed it for an additional term of five years through June 2014. We have the option to extend the lease term for additional five-year terms up to 2043. Thereafter, we also have the right to extend the lease for up to an additional 20 years, through 2063, if we agree to demolish the existing buildings leased to us after the lease term expires. We have the option, with DOE's consent, to expand the leased property to meet our needs until the earlier of September 30, 2013 or the expiration or termination of the GDP lease. Rent is based on the cost of lease administration and regulatory oversight and is approximately $1.6 million per year. We may terminate the lease upon three years' notice. DOE may terminate for default, including default under the 2002 DOE-USEC Agreement.

Financial Assurance for Decontamination and Decommissioning

We own all capital improvements at the American Centrifuge Plant and, unless otherwise consented to by DOE, must remove them by the conclusion of the lease term. This provision is unlike the lease of our gaseous diffusion plants where we may leave the property in an "as is" condition at termination of the lease. DOE generally only remains responsible for pre-existing conditions of the American Centrifuge leased facilities. At the conclusion of the 36-year lease period in 2043, assuming no further extensions, we are obligated to return these leased facilities to DOE in a condition that meets NRC requirements and in the same condition as the facilities were in when they were leased to us (other than due to normal wear and tear). We are required to provide financial assurance to the NRC incrementally based on facility construction and centrifuge installation. We are also required to provide financial assurance to DOE in an amount equal to our current estimate of costs to comply with lease turnover requirements, less the amount of financial assurance required of us by the NRC for decontamination and decommissioning ("D&D"). As of December 31, 2008, we have provided financial assurance to the NRC and DOE in the form of surety bonds totaling $57.7 million that supports construction progress. The surety bonds are partially collateralized with interest-earning cash deposits.

The financial assurance requirements will increase each year commensurate with the status of facility construction and operations. As part of our license to operate the American Centrifuge Plant, we provide the NRC with a projection of the total D&D cost. The current estimate of the total D&D cost related to the NRC is $377.3 million in 2008 dollars, and the projected total incremental lease turnover cost related to DOE is estimated to be $25.5 million in 2008 dollars. Financial assurance will also be required for the disposition of depleted uranium generated from future centrifuge operations.

Asset Retirement Obligations

D&D requirements for the American Centrifuge Plant create asset retirement obligations. As construction of the American Centrifuge Plant takes place, the present value of the related asset retirement obligation is recognized as a liability. An equivalent amount is recognized as part of the capitalized asset cost. The liability is accreted, or increased, over time for the time value of money. The accretion is charged to cost of sales. Upon commencement of commercial operations, the asset cost will be depreciated over the shorter of the asset life or the expected lease period.

During each reporting period, we reassess and revise the estimate of asset retirement obligations based on construction progress, cost evaluation of future D&D expectations, and other judgmental considerations which impact the amount recorded in both construction work in progress and other long-term liabilities. Our asset retirement obligation liability balance as of December 31, 2008 was $13.7 million. Cost of sales in 2008 includes accretion of the asset retirement obligation of $0.5 million.

DOE Technology License

In December 2006, USEC and DOE signed an agreement licensing U.S. gas centrifuge technology to USEC for use in building new domestic uranium enrichment capacity. We will pay royalties to the U.S. government on annual revenues from sales of LEU produced in the American Centrifuge Plant. The royalty ranges from 1% to 2% of annual gross revenue from these sales. Payments are capped at $100 million over the life of the technology license.

Risks and Uncertainties

The successful construction and operation of the American Centrifuge Plant is dependent upon a number of factors, including the availability and timing of financing, performance of the American Centrifuge technology, overall cost and schedule, and the achievement of milestones under the 2002 DOE-USEC Agreement. Risks and uncertainties related to the American Centrifuge Plant are described in further detail in Item 1A, "Risk Factors".

Nuclear Regulatory Commission — Regulation

Our operations are subject to regulation by the NRC. The Paducah and Portsmouth GDPs are regulated by and are required to be recertified by the NRC every five years. In 2008, the NRC granted a renewal of the certifications for the five-year period ending December 2013. The recertification represents NRC's determination that the plants are in compliance with NRC safety, safeguards and security regulations. The NRC also regulates our operation of the American Centrifuge Demonstration Facility and the construction of the American Centrifuge Plant.

The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, NRC regulations, and conditions of licenses, certificates of compliance, or orders. The NRC has the authority to impose civil penalties for certain violations of its regulations. We have received notices of violation from NRC for violations of these regulations and certificate conditions. However, in each case, we took corrective action to bring the facilities into compliance with NRC regulations. We do not expect that any proposed notices of violation we have received will have a material adverse effect on our financial position or results of operations.

Our operations require that we maintain security clearances that are overseen by the NRC and DOE in accordance with the National Industrial Security Program Operating Manual. These security clearances could be suspended or revoked if we are determined by the NRC to be subject to foreign ownership, control or influence. In addition, statute and NRC regulations prohibit the NRC from issuing any license or certificate to us if it determines that we are owned, controlled or dominated by an alien, a foreign corporation, or a foreign government.

Environmental Compliance

Our operations are subject to various federal, state and local requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Our operations generate low-level radioactive waste that is stored on-site or is shipped off-site for disposal at commercial facilities. In addition, our operations generate hazardous waste and mixed waste (i.e., waste having both a radioactive and hazardous component), most of which is shipped off-site for treatment and disposal. Because of limited treatment and disposal capacity, some mixed waste is being temporarily stored at DOE's permitted storage facilities at the Portsmouth GDP. We have entered into a consent decree with the State of Ohio that permits the continued storage of mixed waste at DOE's permitted storage facilities and provides for a schedule for sending the waste to off-site treatment and disposal facilities. We previously had entered into a consent decree with the State of Kentucky, which was terminated in 2007 upon satisfaction of our obligations under the consent decree.

Our operations generate depleted uranium that is stored at the plants. Depleted uranium is a result of the uranium enrichment process where the concentration of the U^{235} isotope in depleted uranium is less than the concentration of .711% found in natural uranium. All liabilities arising out of the disposal of depleted uranium generated before July 28, 1998 are direct liabilities of DOE. The USEC Privatization Act requires DOE, upon our request, to accept for disposal the depleted uranium generated after the July 28, 1998 privatization date provided we reimburse DOE for its costs.

The gaseous diffusion plants were operated by agencies of the U.S. government for approximately 40 years prior to July 28, 1998. As a result of such operation, there is contamination and other potential environmental liabilities associated with the plants. The Paducah GDP has been designated as a Superfund site under CERCLA, and both the Paducah and Portsmouth GDPs are undergoing investigations under the Resource Conservation and Recovery Act. Environmental liabilities associated with plant operations prior to July 28, 1998 are the responsibility of the U.S. government, except for liabilities relating to the disposal of certain identified wastes generated by USEC and stored at the plants. The USEC Privatization Act and the lease for the plants provide that DOE remains responsible for decontamination and decommissioning of the gaseous diffusion plants.

As described above under "Business and Properties – The American Centrifuge Plant – Financial Assurance for Decommissioning", we will be responsible for the decontamination and decommissioning of the American Centrifuge Plant.

Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations and note 15 to the consolidated financial statements for information on operating costs relating to environmental compliance.

Occupational Safety and Health

Our operations are subject to regulations of the Occupational Safety and Health Administration governing worker health and safety. We maintain a comprehensive worker safety program that establishes high standards for worker safety, directly involves our employees and monitors key performance indicators in the workplace environment.

Competition and Foreign Trade

The highly competitive global uranium enrichment industry has four major producers of LEU:

- USEC,
- Urenco, a consortium of companies owned or controlled by the British and Dutch governments and by two private German utilities,
- a multinational consortium controlled by Areva, a company principally owned by the French government, and
- the Russian government's State Atomic Energy Corporation ("Rosatom"), which sells LEU through TENEX, a Russian government-owned entity.

Two of our three major competitors, Urenco and Areva, own a joint venture called the Enrichment Technology Company, which develops and manufactures centrifuge machines for both owners. There are also smaller producers of LEU in China, Japan and Brazil that primarily serve a portion of their respective domestic markets.

Global LEU suppliers compete primarily in terms of price and secondarily on reliability of supply and customer service. We believe that customers are attracted to our reputation as a reliable long-term supplier of enriched uranium, and we intend to continue strengthening this reputation with the planned transition to the American Centrifuge Plant.

USEC and Areva currently use the gaseous diffusion process to produce LEU and are constructing centrifuge enrichment plants to replace their gaseous diffusion production. Urenco and Rosatom already use centrifuge technology. Gaseous diffusion plants generally have higher operating costs than gas centrifuge plants due to the significant amounts of electric power required by the gaseous diffusion process.

We estimate that the enrichment industry market is currently about 45 million SWU per year. In the past five years, we have delivered LEU containing 10 to 13 million SWU per year, of which approximately 5.5 million SWU per year was obtained by us under the Russian Contract.

Urenco publicly stated in 2008 that its European enrichment facilities would reach an annual capacity of 11 million SWU by the end of 2008. Louisiana Energy Services ("LES"), a group controlled by Urenco, is constructing a gas centrifuge uranium enrichment plant in Lea County, New Mexico. LES operations are expected to begin in the second half of 2009. Full capacity of 3 million SWU per year is expected in 2013. In November 2008, LES announced its plans to seek a license amendment to increase its planned capacity to 5.9 million SWU by 2015. Urenco's announced plans call for total capacity, including LES, of 18 million SWU by the end of 2015.

Areva is constructing a centrifuge enrichment plant to replace its Georges Besse gaseous diffusion plant in France. Initial production is expected in 2009 and full capacity of 7.5 million SWU per year is expected by 2016. In addition, Areva announced in December 2008 that it submitted a license application to the NRC to build its proposed Eagle Rock centrifuge uranium enrichment plant near Idaho Falls, Idaho. Areva's plan calls for initial production in 2014 with a targeted production rate of 3 million SWU per year reached in 2019.

Areva and Urenco's European centrifuge enrichment facilities, as well as their plants under construction or proposed in the U.S., use or will use centrifuge machines supplied by the Enrichment Technology Company.

All of our current competitors are owned or controlled, in whole or in part, by foreign governments. These competitors may make business decisions in both domestic and international markets that are influenced by political or economic policy considerations rather than exclusively by commercial considerations.

In addition, GE Hitachi has an agreement with Silex Systems Limited, an Australian company, to license Silex's laser enrichment technology. USEC funded research and development of the Silex technology for several years but terminated the arrangement in April 2003 to focus on the American Centrifuge technology. GE Hitachi has begun a phased development process with the goal of constructing a commercial enrichment plant in Wilmington, North Carolina with a target capacity of between 3.5 million and 6 million SWU per year. Activities are currently focused on a test loop facility to determine performance and reliability data, which could be used to make a decision on whether or not to proceed with the construction of a commercial plant.

In addition to enrichment, LEU may be produced by downblending government stockpiles of highly enriched uranium. Governments control the timing and availability of highly enriched uranium released for this purpose, and the release of this material to the market could impact market conditions. We have been the primary supplier of downblended highly enriched uranium made available by the U.S. and Russian governments. To the extent LEU from downblended highly enriched uranium are released into the market in future years for sale by others, these quantities would represent a source of competition. In December 2008, DOE published a plan for the multi-year disposition of its excess uranium inventories, including the downblending of 12.1 metric tons of highly enriched uranium to produce about 220 metric tons of LEU (containing roughly 1.5 million SWU), of which about 170 metric tons could be used for a general or special-purpose inventory for DOE. In the plan, DOE stated its intention to minimize any material adverse impacts on the domestic uranium mining, conversion and enrichment industries.

LEU that we supply to foreign customers is exported under the terms of international agreements governing nuclear cooperation between the United States and the country of destination or other entities. For example, exports to countries comprising the European Union take place within the framework of an agreement for cooperation (the "EURATOM Agreement") between the United States and the European Atomic Energy Community, which, among other things, permits LEU to be exported from the United States to the European Union for as long as the EURATOM Agreement is in effect.

Government Investigation of LEU Imports from France

In 2001, the U.S. Department of Commerce ("DOC") determined that French enricher Eurodif, S.A., a consortium controlled by Areva, had dumped LEU into the United States, and in 2002, the DOC imposed antidumping and countervailing duty (anti-subsidy) orders on imports of LEU produced in France. These orders were challenged by Eurodif and certain U.S. utilities. As a result of these challenges, the countervailing duty order was revoked in May 2007. The antidumping order remains in place.

In 2005, the U.S. Court of Appeals for the Federal Circuit ("Federal Circuit") concluded that imports of French LEU pursuant to enrichment services transactions were not subject to the antidumping law because such transactions involved a sale of "services" rather than a sale of merchandise. Both the U.S. government and USEC sought reversal of the Federal Circuit decision and, in February 2008, we and the Solicitor General of the United States, joined by the general counsels of the Commerce, Defense, Energy and State Departments, appealed the Federal Circuit's decision to the U.S. Supreme Court. On January 26, 2009, the U.S. Supreme Court in a unanimous ruling overturned the Federal Circuit's 2005 decision. This ruling gives the DOC the ability to enforce its dumping finding against all imports of French LEU, regardless of the form of contract involved.

In January 2007, the DOC and the U.S. International Trade Commission ("ITC") initiated five-year "sunset reviews" of the antidumping order against French LEU to determine if the order should remain in place. The DOC determined that termination of the antidumping order would likely lead to a continuation or recurrence of dumping of French LEU, and the ITC determined that termination of the order would likely lead to a continuation or recurrence of material injury to the U.S. enrichment industry. We supported both of these outcomes.

The DOC's and ITC's final results in the sunset review have been challenged before the U.S. Court of International Trade ("CIT"), as has the ITC's original material injury determination made in 2002 and determinations made by the DOC in past annual reviews of imports under the antidumping order. The issues in these appeals are separate from the decision of the U.S. Supreme Court (see above) and therefore, the appeals of the DOC and ITC sunset review and original injury determinations before the CIT are still pending. A reversal of either the ITC's original material injury determination or the DOC or ITC determinations in either of the sunset review proceedings could result in the revocation of the antidumping duty order at some point in the future and a reversal of the DOC determinations in past annual reviews could result in the reduction or elimination of antidumping duties. If the order is revoked or antidumping duties are significantly reduced or eliminated, the absence of any limitation on dumped French LEU could adversely affect market prices for SWU and result in lost sales by us.

Limitations on Imports of LEU from Russia

Imports of LEU and other uranium products produced in the Russian Federation are subject to quotas imposed under legislation enacted into law in September 2008 and under the 1992 Russian Suspension Agreement.

The legislation enacted in September 2008 imposes annual quotas on imports of Russian LEU through 2020. From 2008-2011, the quotas only permit a small amount of LEU to be imported. The quotas increase moderately in 2012 and 2013, and then from 2014-2020 are set at an amount equal to approximately 20% of projected annual U.S. consumption of LEU. These quotas are substantially similar to the quotas established under the amendments to the Russian Suspension Agreement discussed below. However, the legislation also includes the possibility of expanded quotas of up to an additional 5% of the domestic market annually beginning in 2014 if the Russian Federation continues to downblend highly enriched uranium after the Russian Contract is complete. As with the amendment to the Russian Suspension Agreement, the legislation also permits unlimited imports of LEU for use in initial cores for any newly licensed U.S. nuclear reactor.

Prior to being amended in 2008, the Russian Suspension Agreement precluded the export of LEU (other than LEU under the Russian Contract) from Russia to the United States for consumption in the United States. On February 1, 2008, the DOC and Rosatom signed an amendment to the Russian Suspension Agreement that permits the Russian government to sell a stockpile of LEU containing about 400,000 SWU located in the United States, and establishes annual export quotas for the sale of Russian uranium products to U.S. utilities starting in 2011. In 2021, the suspended investigation (and the Russian Suspension Agreement) will be terminated and the export quotas will no longer apply. The September 2008 legislation provides that it supersedes the Russian Suspension Agreement in cases where they conflict.

Employees

A summary of our employees by location follows:

	Location	No. of Employees at December 31, 2008	2007
Paducah GDP	Paducah, KY	1,172	1,169
Portsmouth GDP	Piketon, OH	1,156	1,147
American Centrifuge	Primarily Oak Ridge, TN and Piketon, OH	500	397
NAC	Primarily Norcross, GA	62	63
Headquarters	Bethesda, MD	88	90
	Total Employees	**2,978**	**2,866**

The United Steelworkers ("USW") and the Security, Police, Fire Professionals of America ("SPFPA") represented 54% of the employees at the GDPs at December 31, 2008. The number of employees represented and the term of each contract follows:

	Number of Employees	Contract Term
Paducah GDP:		
USW Local 5-550	567	July 2011
SPFPA Local 111	76	March 2012
Portsmouth GDP:		
USW Local 5-689	517	May 2010
SPFPA Local 66	99	August 2012

In January 2008, we entered into an agreement with the USW and USW Local 5-689 resolving issues related to the scope of the existing collective bargaining agreement at the Portsmouth GDP and providing a path forward for labor relations at the American Centrifuge Plant. The agreement recognizes that the existing Portsmouth GDP collective bargaining agreement does not apply to the American Centrifuge Plant. The agreement provides a hiring preference for qualified USW-represented workers who apply for new jobs created by us for the American Centrifuge Plant. It also provides American Centrifuge Plant workers with an opportunity to decide on union representation through an expedited election conducted by the National Labor Relations Board. The agreement states that we will remain neutral in a union organizing campaign but will recognize the USW if a majority of eligible ACP employees elect to join the union.

Available Information

Our internet website is www.usec.com. We make available on our website, or upon request, without charge, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with, or furnished to, the Securities and Exchange Commission, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission.

Our code of business conduct provides a brief summary of the standards of conduct that are at the foundation of our business operations. The code of business conduct states that we conduct our business in strict compliance with all applicable laws. Each employee must read the code of business conduct and sign a form stating that he or she has read, understands and agrees to comply with the code of business conduct. A copy of the code of business conduct is available on our website or upon request without charge. We will disclose on the website any amendments to, or waivers from, the code of business conduct that are required to be publicly disclosed.

We also make available free of charge, on our website, or upon request, our Board of Directors Governance Guidelines and our Board committee charters.

Item 1A. *Risk Factors*

Investors should carefully consider the risk factors below, in addition to the other information in this Annual Report on Form 10-K.

The long-term viability of our business depends on our ability to replace our current enrichment facility with the American Centrifuge Plant.

We currently use a gaseous diffusion uranium enrichment technology at the Paducah gaseous diffusion plant ("Paducah GDP") for approximately one-half of the LEU that we need to meet our delivery obligations to our customers and to generate uranium through underfeeding to satisfy our obligations under the Russian Contract. However, our competitors utilize or are in the process of transitioning to centrifuge uranium enrichment technology. Centrifuge technology is more efficient and operationally cost-effective than gaseous diffusion technology, which requires substantial amounts of electric power to enrich uranium. We must transition to a lower operating cost technology in order to remain competitive in the long term and one that is less dependent on volatile energy markets.

We are focused on developing and deploying an advanced uranium enrichment centrifuge technology, which we refer to as the American Centrifuge technology, as a replacement for our gaseous diffusion technology. We are not currently pursuing any strategies to replace our gaseous diffusion operations with alternatives other than the American Centrifuge Plant ("ACP"). The construction and deployment of the ACP is a large and capital-intensive undertaking that is subject to numerous risks and uncertainties. If we are unable to successfully and timely deploy the ACP on a cost-effective basis, due to the risks and uncertainties described in this section or for any other reasons, our gross profit margins, cash flows, liquidity and results of operations would be materially and adversely affected and our business likely would not remain viable over the long term.

Delays in our deployment of the American Centrifuge technology could adversely affect the overall economics, ability to finance and the likelihood of successful deployment of the ACP.

Our baseline deployment schedule calls for beginning commercial plant operations at the end of the first quarter of 2010, and having the full 3.8 million SWU capacity at the end of 2012. However, our recent decision to slow down project spending during 2009 in order to conserve cash will likely delay this schedule, and the delay could be significant. We have also experienced a delay in our timetable for operation of the initial AC100 cascade as part of our Lead Cascade test program as a result of start-up issues in the transfer of technology to our suppliers. This could also impact our overall schedule. We have also experienced delays in the past from a variety of factors, including the failure of certain materials to meet specifications, performance problems with, and failures of, certain centrifuge components and the time-consuming process of ensuring compliance with regulatory requirements. Our efforts to reduce the centrifuge machine cost through value engineering have been delayed due to our focus on resolving issues related to component performance that arose during Lead Cascade testing and we have continued to be unable to devote the necessary resources to value engineering based on other competing factors, which impacts cost.

As a result of these and other factors, including factors and circumstances similar to those that have delayed us in the past, we may be unable to meet our baseline project schedule or any revised schedule. Significant delays in our schedule could:

- increase our costs for the project, both on an overall basis and in terms of the incremental costs we must incur to recover from delays,
- cause us to fail to meet a milestone under the 2002 DOE-USEC Agreement leading DOE to exercise the remedies described in the risk factor relating to the 2002 DOE-USEC Agreement,
- make it more difficult for us to attract and retain customers and adversely affect our ability to compete with other enrichment plants being built in the U.S., and
- extend the time under which we are contractually or otherwise required to continue to operate our high-cost Paducah GDP.

Any of these outcomes could substantially reduce our revenues, gross profit margins, liquidity and cash flows and adversely affect the overall economics, ability to finance and the likelihood of successful deployment of the ACP. This would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the ACP.

Our baseline deployment schedule and budget for the ACP are challenging. To minimize potential schedule delays, we have made, and expect to continue to make, key decisions, including decisions to expend or commit to expend large amounts of capital and resources, before we have financing to complete the ACP and before we have received all relevant centrifuge machine performance data and confirmation of the American Centrifuge project's costs, schedule and overall viability.

If we are not able to obtain timely action from DOE regarding a loan guarantee or an alternate capital commitment, we will need to take additional steps to implement further spending reductions with respect to the American Centrifuge project.

We must raise capital to complete the ACP. We do not believe public market financing for a large capital project such as the ACP is available to us given current financial market conditions. We view the DOE Loan Guarantee Program as the path for obtaining the debt financing to complete the American Centrifuge project. We believe that timely action by DOE regarding a loan guarantee is critical. We have initiated steps to slow down spending on the project in 2009 and reduce the planned escalation of project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program. Our decision to slow spending until a funding decision is made by the DOE Loan Guarantee Program will likely increase the cost and extend the schedule for the project. We are planning and coordinating with our strategic suppliers regarding various scenarios based on availability of DOE funding, which could include additional reductions in spending from those currently being considered. If we continue to lack visibility into the receipt of loan guarantee funding, we might need to more drastically reduce procurements and staff, which would be more difficult to recover from and would lead to more significant delays and increased costs and potentially make the project uneconomic. We could also be forced to take other actions, including terminating the project. Termination of the ACP would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the American Centrifuge Plant.

The Loan Guarantee Program was created by the Energy Policy Act of 2005 and in December 2007, federal legislation authorized funding levels through September 30, 2009 of up to $2 billion for advanced facilities for the front end of the nuclear fuel cycle, which includes uranium enrichment. DOE released its solicitation for the Loan Guarantee Program on June 30, 2008, and we applied for $2 billion in funding in July 2008. Our application is under review by DOE. We cannot give any assurance that we will be selected or that we will receive a DOE loan guarantee at all or in the amount or the timeframe we seek. The Loan Guarantee Program is a competitive process. Areva, a company majority owned by the French government, also has applied for funding under the program for a proposed plant in the U.S. and is being considered by DOE. This could adversely affect the timing and amount of funding awarded to us, if any. Schedule delays, cost increases, or issues that may arise with respect to the American Centrifuge technology could all adversely affect our perceived creditworthiness and likelihood of selection for a DOE loan guarantee.

DOE has not yet issued any commitments or loan guarantees under the Loan Guarantee Program, including from an initial solicitation in August 2006 (that did not apply to nuclear projects) and has not provided a timeline for the process from solicitation to being granted a loan guarantee. The change in Administration also has added delay to the process. Funding under the program is only authorized until September 30, 2009.

We also cannot give any assurances that if we are selected to proceed with negotiations under the Loan Guarantee Program that sufficient funds will be allocated to our project. We have requested a loan guarantee for $2 billion, which is the entire amount authorized in the solicitation for front-end nuclear facilities and Areva's competing project also is seeking the full $2 billion.

On a parallel path, we continue to evaluate potential third-party investment; however, we cannot assure you that we will be able to attract the capital we need to complete the American Centrifuge project in a timely manner or at all.

Factors that could affect our ability to obtain financing or the cost of such financing include:

- the success of our demonstration of the American Centrifuge technology and the estimated costs, efficiency, timing and return on investment of the deployment of the American Centrifuge Plant (described below),
- our ability to secure long-term SWU purchase commitments from customers on satisfactory terms, including adequate prices,
- our ability to get loan guarantees or other support from the U.S. government,
- competition for financing or loan guarantees from another uranium enrichment project and nuclear-related projects generally,
- the level of success of our current operations,
- SWU prices,
- USEC's perceived competitive position and investor confidence in our industry and in us,
- projected costs for the disposal of depleted uranium and the decontamination and decommissioning of the American Centrifuge Plant, and the impact of related financial assurance requirements,
- additional downgrades in our credit rating,
- market price and volatility of our common stock,
- general economic and capital market conditions,
- conditions in energy markets,
- regulatory developments,
- our reliance on LEU delivered to us under the Russian Contract and uncertainty regarding prices and deliveries under the Russian Contract, and
- restrictive covenants in the agreements governing our revolving credit facility and in our outstanding notes and any future financing arrangements that limit our operating and financial flexibility.

The centrifuge machines and supporting equipment that we deploy in the American Centrifuge Plant may not meet our performance targets.

The ACP is expected to have an annual production capacity of 3.8 million SWU, which is based on the expected performance of approximately 11,500 centrifuge machines and related equipment. The expected output for the ACP is based on assumptions regarding performance and availability of machines and related equipment and actual performance may be different than we expect. Factors that can influence performance include:

- The success of our efforts to optimize the machine we expect to deploy in the ACP to achieve 350 SWU per year;
- The performance and reliability of individual components built by our strategic suppliers;
- Our ability to successfully transition the technology to build AC100 machines to our strategic suppliers; and
- Differences in actual commercial plant conditions from the conditions used to generate our test data.

Our failure to achieve expected performance could affect the overall economics of the ACP and our ability to finance and the likelihood of successful deployment of the ACP. This could have a material adverse impact on our business and prospects.

We rely on third-party suppliers for key components for our AC100 machine and the American Centrifuge Plant.

We rely on third-party suppliers for key American Centrifuge components. The failure of any of our suppliers to provide their respective components as scheduled or at all or of the quality and the precise specifications we need could result in substantial delays in, or otherwise materially hamper, the deployment of the ACP. There are a limited number of potential suppliers for these key components and finding alternate suppliers could be difficult, time consuming and costly. In addition, because such suppliers are few and due to our dependence on them for key components, our ability to obtain favorable contractual terms with these suppliers is limited. We have entered into and expect to enter into future agreements with suppliers in which we bear certain cost, schedule and performance risk. Although we will seek to manage these risks, we cannot provide any assurance that we will be able to. This could result in cost increases and unanticipated delays. Our inability to effectively integrate these suppliers and other key third-party suppliers could also result in delays and otherwise increase our costs. Delays could also occur if we decide to search for alternate suppliers or to self-perform certain items that we previously anticipated outsourcing to third-party suppliers.

The cost of the American Centrifuge project will likely exceed the baseline project budget and increased costs and cost uncertainty could adversely affect our ability to finance and deploy the American Centrifuge Plant.

In 2008, we established a baseline project budget for the ACP of $3.5 billion. This budget includes amounts already spent but does not include financing costs or financial assurance. Through December 31, 2008, we had spent $1.2 billion on the project, which leaves a going-forward cost of $2.3 billion to complete the ACP.

The project budget is subject to cost risk. We are working with our strategic suppliers primarily under cost-reimbursement agreements. As we proceed with the project, we intend for contracts with suppliers to transition from a cost-reimbursable model to a fixed-price or incentive-based model, as appropriate. However, if we are not successful in obtaining fixed-price or incentive-based contracts in the timeframe we expect, this could increase costs. We are also currently in discussions with our suppliers regarding a slowdown of spending during 2009 from what was originally planned, which will likely have an impact on the project cost. We are still in the early stages of planning and coordinating with our strategic suppliers and the cost impact of any slowdown could be significantly greater than we anticipate. We could also be forced to make a decision to more significantly slow spending, which could result in more significant increased costs.

Several key budget variables such as labor costs, the cost of raw materials to build the plant and general inflation, are outside our control and difficult to forecast and increases in these variables could increase costs. Our project budget assumes that certain cost savings are achieved through value engineering the AC100 machine. If we are not successful or these efforts take longer than we expect, that could impact our schedule and/or increase costs.

Increases in the cost of the ACP increase the amount of external capital we must raise and could threaten our ability to successfully finance and deploy the ACP. Our ability to achieve the 3.8 million SWU plant capacity may be limited by capital constraints and potential project cost increases, including as a result of our decision to slow project spending until a funding decision is made by the DOE Loan Guarantee Program. In such circumstances, achieving the full 3.8 million capacity may be delayed until additional capital from project cash flow from operations or other funding becomes available. This could have an adverse affect on our ability to successfully deploy the ACP.

We cannot assure investors that costs associated with the ACP will not be materially higher than anticipated or that efforts that we take to mitigate or minimize cost increases will be successful or sufficient. Our cost estimates and budget for the ACP have been, and will continue to be, based on many assumptions that are subject to change as new information becomes available or as unexpected events occur. Regardless of our success in demonstrating the technical viability of the American Centrifuge technology, uncertainty surrounding our ability to accurately estimate costs or to limit potential cost increases could jeopardize our ability to successfully finance and deploy the ACP. Our inability to finance and deploy the ACP would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the ACP.

We are required to meet certain milestones under the 2002 DOE-USEC Agreement and our failure to meet these milestones could cause DOE to exercise one or more remedies under the 2002 DOE-USEC Agreement.

The 2002 DOE-USEC Agreement contains specific project milestones relating to the American Centrifuge Plant. As amended in January 2009, the following four milestones remain under the 2002 DOE-USEC Agreement:

- November 2009 – Secure firm financing commitment(s) for the construction of the commercial American Centrifuge Plant with an annual capacity of approximately 3.5 million SWU per year (the "Financing Milestone");
- August 2010 – begin commercial American Centrifuge Plant operations;
- November 2011 – commercial American Centrifuge Plant annual capacity at 1 million SWU per year; and
- May 2013 – commercial American Centrifuge Plant annual capacity of approximately 3.5 million SWU per year.

We believe our ability to meet the Financing Milestone is dependent upon our obtaining a commitment for a loan guarantee from DOE, the receipt and timing of which is uncertain. In order to meet the Financing Milestone, we must (1) obtain debt or equity commitments by November 2009, (2) such commitments together with USEC equity contributions, based on reasonable projections acceptable to DOE, need to be sufficient to meet the estimated costs to construct the ACP with an annual capacity of approximately 3.5 million SWU per year, and (3) the commitments must, in the reasonable judgment of DOE, be likely to close and fund by May 2010 or within nine months of such commitments, whichever is earlier. Therefore, even if we are able to obtain a commitment for a loan guarantee from DOE by November 2009 or earlier, DOE could still determine that we have not met the Financing Milestone.

The dates of the August 2010, November 2011 and May 2013 milestones were set about five months later than our baseline deployment schedule for the American Centrifuge Plant in order to provide us with some flexibility in the case of an unanticipated delay. However, our recent decision to slow down project spending during 2009 in order to conserve cash is likely to delay this schedule. The amount of the delay is uncertain at this point and a delay of more than five months would impact our ability to meet these milestones.

Until we have met the Financing Milestone, DOE has full remedies under the 2002 DOE-USEC Agreement if we fail to meet a milestone that would materially impact our ability to begin commercial operations of the American Centrifuge Plant on schedule. These remedies include terminating the 2002 DOE-USEC Agreement, revoking our access to DOE's U.S. centrifuge technology that we require for the success of the American Centrifuge project and requiring us to transfer our rights in the American Centrifuge technology and facilities to DOE, and requiring us to reimburse DOE for certain costs associated with the American Centrifuge project. DOE could also recommend that we be removed as the sole U.S. Executive Agent under the Megatons to Megawatts program. Any of these actions could have a material adverse impact on our business and prospects.

The 2002 DOE-USEC Agreement provides that if a delaying event beyond our control and without our fault or negligence occurs which would affect our ability to meet a milestone, we and DOE will jointly meet to discuss in good faith possible adjustments to the milestones as appropriate to accommodate the delaying event. However, in such circumstance we may not be able to reach an agreement regarding possible adjustments or DOE may assert that a delaying event was not beyond our control or without our fault or negligence. Uncertainty surrounding our ability to meet the milestones under the 2002 DOE-USEC Agreement could also adversely affect our ability to obtain financing for the American Centrifuge project.

Significant increases in the cost of the electric power supplied to the Paducah GDP have materially increased our overall production costs and may, in the future, increase our cost of sales to a level above the average prices we bill our customers.

Electric power constitutes approximately 70-75% of the production cost at the Paducah GDP. We purchase most of our electric power for the Paducah GDP from the Tennessee Valley Authority ("TVA") under a multi-year power contract with TVA that expires in May 2012. The base price of power under our power contract with TVA increases moderately each year through 2012. However, our power costs under the contract are also subject to monthly adjustments to account for changes in TVA's fuel costs, purchased power costs, and related costs, which means that our actual power costs could be greater than we anticipate. The impact of the fuel cost adjustment has been negative for USEC, imposing an average increase over base contract prices of about 15% in 2008 and 8% in 2007. The fuel cost adjustment under the TVA contract in 2009 and beyond could be greater than we experienced in 2008, and could also be very volatile. Factors that could affect TVA's fuel and purchased-power costs and the amount of the fuel cost adjustment include coal prices, purchased power costs and hydroelectric power generation. We also purchase additional power for delivery during the summer months at market prices, which is the time of the year when market prices tend to be the highest.

Higher costs for power put significant pressure on our business and will continue to do so unless and until we are able to replace our existing gaseous diffusion operations with more efficient centrifuge technology. Our competitors utilize or are in the process of transitioning to centrifuge technology, which requires significantly less electric power than gaseous diffusion to enrich uranium.

Although we are currently signing new contracts with customers in which prices for future deliveries are adjusted, in part, on the basis of changes in a power cost index, most of our sales contracts do not include provisions that permit us to pass through increases in power prices to our customers. As a result, our profit margins and cash flows under these older sales contracts are significantly reduced by higher power costs. Additionally, profit margins under new sales contracts that we enter into may be similarly impacted to the extent the adjustments in the power cost index are not sufficient to account for increases in our power costs. Accordingly, if our power costs rise and mitigating steps are unavailable or insufficient, production at the Paducah GDP could become uneconomic, which will adversely affect the long-term viability of our business. Increases in our power costs also reduce the value to us of underfeeding, which puts further upward pressure on our production costs.

In accordance with the TVA power contract, we provide financial assurance to support our payment obligations to TVA, including providing an irrevocable letter of credit and making weekly prepayments based on TVA's estimate of the price and our usage of power. A significant increase in the price we pay for power could increase the amount of this financial assurance, which could adversely affect our liquidity and reduce capital resources otherwise available to fund the American Centrifuge project.

Beginning June 1, 2010 through the expiration of the contract in May 2012, the quantity of power available to us under the contract is reduced, which means we likely will be seeking to purchase additional power, the price of which is uncertain. In addition, capacity and prices under the TVA contract are only agreed upon through May 2012 and we have not yet contracted for power for periods beyond that time. If we want to purchase power to operate the Paducah GDP beyond May 2012, we may be unable to reach an acceptable agreement and we are at risk for additional power cost increases in the future.

Deliveries of LEU under the Russian Contract account for approximately one-half of our supply mix and a significant delay or stoppage of deliveries could affect our ability to meet customer orders and could pose a significant risk to our continued operations and profitability.

A significant delay in, or stoppage or termination of, deliveries of LEU from Russia under the Russian Contract or a failure of the LEU to meet the Russian Contract's quality specifications, could adversely affect our ability to make deliveries to our customers. A delay, stoppage or termination could occur due to a number of factors, including logistical or technical problems with shipments, commercial or political disputes between the parties or their governments, or a failure or inability by either party to meet the terms of the Russian Contract.

Because our annual LEU production capacity is less than our total delivery commitments to customers, an interruption of deliveries under the Russian Contract could, depending on the length of such an interruption, threaten our ability to fulfill these delivery commitments with adverse effects on our reputation, costs, results of operations, cash flows and long-term viability. Depending upon the reasons for the interruption and subject to limitations of liability and force majeure terms under our sales contracts, we could be required to compensate customers for a failure or delay in delivery.

On February 13, 2009, we entered into an amendment to the Russian Contract to revise the pricing methodology for delivery in calendar years 2010 through 2013. Approval of both the U.S. government and the government of the Russian Federation is required for the amendment to become effective. We are also awaiting the approval of the government of the Russian Federation regarding the price for deliveries in calendar year 2009 under the Russian Contract. Failure or delay in obtaining the required government approvals could have an adverse impact on our ability to receive LEU in a timely manner in order to meet our delivery commitments.

The appointment of a substitute or additional executive agent pursuant to the U.S. government's compliance with the terms of the Executive Agent agreement under which USEC is designated the U.S. Executive Agent would require that all or part of the fixed quantity of LEU available each year under the Russian Contract be provided to the substitute or additional executive agent. This would not only reduce our access to LEU under the Russian Contract, but would also create a significant new competitor, which could impair our ability to meet our existing delivery commitments while reducing our ability to bid for new sales. Reduced access to LEU under the Russian Contract could also increase our costs and reduce our gross profit margins.

We depend on a single production facility in Paducah, Kentucky, for approximately one-half of our LEU supply and significant or extended unscheduled interruptions in production could affect our ability to meet customer orders and pose a significant risk to, or could significantly limit, our continued operations and profitability.

Our annual imports of Russian LEU under the Russian Contract account for approximately one-half of the total amount of LEU that we need to meet our delivery obligations to customers. In addition, some customers do not permit us to deliver Russian LEU to them under their contracts with us. Accordingly, our production at the Paducah GDP is needed to meet our annual delivery commitments. An interruption of production at the Paducah GDP would result in a drawdown of our inventories of LEU. Depending on the length and severity of the production interruption, we could be unable to meet our annual delivery commitments, with adverse effects on our reputation, costs, results of operations, cash flows and long-term viability. Depending upon the reasons for the interruption and subject to limitations on our liability and force majeure terms under our sales contracts, we also could be required to compensate customers for a failure or delay in delivery.

Production interruptions at the Paducah GDP could be caused by a variety of factors, such as:

- equipment breakdowns,
- interruptions of electric power, including those interruptions permitted under the TVA power agreement, or an inability to purchase electric power at an acceptable price,
- regulatory enforcement actions,
- labor disruptions,
- unavailability or inadequate supply of uranium feedstock,
- natural or other disasters, including seismic activity in the vicinity of the Paducah GDP, which is located near the New Madrid fault line, or
- accidents or other incidents.

The Paducah GDP is owned by the U.S. government. Our rights to the plant are defined under a lease agreement with DOE and the law that the lease agreement implements. Under the 2002 DOE-USEC Agreement, we could lose our right to extend the lease of the Paducah GDP and could be required to waive our exclusive right to lease the facility if we fail on more than one occasion within specified periods to meet certain production thresholds and fail to cure the deficiency. In addition, DOE could assume responsibility for operation of the Paducah GDP if we cease production at the Paducah GDP and fail to recommence production within time periods specified in the 2002 DOE-USEC Agreement. Without a lease to the Paducah GDP and absent access to other sources of LEU, we would be unable to meet our annual delivery commitments to customers once our available inventories were exhausted.

Our ability to retain key executives and managers is critical to the success of our business.

The success of our business depends on our key executives, managers and other skilled personnel, some of whom were involved in the development of our American Centrifuge technology and many of whom have security clearances. We do not have employment agreements with our corporate executives or American Centrifuge project managers or other key personnel nor do we have key man life insurance policies for them. If our executives, managers or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity and delays in the deployment of our American Centrifuge project, on which the viability of our business depends. Given the proprietary nature of our American Centrifuge technology, we are also at risk if key American Centrifuge employees resign to work for a competitor.

The rights of our creditors under the documents governing our indebtedness may limit our operating and financial flexibility.

Our revolving credit facility includes various operating and financial covenants that restrict our ability, and the ability of our subsidiaries, to, among other things, incur or prepay other indebtedness, grant liens, sell assets, make investments and acquisitions, consummate certain mergers and other fundamental changes, make certain capital expenditures and declare or pay dividends or other distributions. Complying with these covenants may make it more difficult for us to successfully execute our business strategy. For example, these covenants could limit our use of the credit facility for capital expenditures related to the American Centrifuge Plant. The revolving credit agreement also requires that we maintain a minimum level of available borrowings and contains reserve provisions that may reduce the available borrowings under the credit facility periodically.

Our failure to comply with obligations under the revolving credit facility or other agreements such as the indenture governing our outstanding convertible notes, surety bonds, and the 2002 DOE-USEC Agreement, or the occurrence of a "fundamental change" as defined in the indenture governing our outstanding convertible notes or the occurrence of a "material adverse effect" as defined in our credit facility, could result in an event of default under the credit facility. A default, if not cured or waived, could permit acceleration of our indebtedness. We cannot be certain that we will be able to remedy any default. If our indebtedness is accelerated, we cannot be certain that we will have funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. In addition, our revolving credit facility matures in August 2010. We cannot be certain that we will have funds available to repay the indebtedness outstanding under the facility at that time and to replace any outstanding letters of credit under the facility or that we will have the ability to refinance the revolving credit facility on terms favorable to us or at all.

The current global financial crisis may adversely affect our liquidity, business and prospects.

The current global financial crisis - which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period - may adversely affect our liquidity, business and prospects. The global financial crisis could result in an overall decrease in demand for electricity and consequently decreased demand and increased price competition for LEU. This could adversely affect our revenues and results of operations. The global financial crisis could also affect our customers or potential customers' access to capital, which could result in a delay or cancellation of plans to build additional reactors, and otherwise affect the growth and outlook of the nuclear industry. We could also face increased credit risk with respect to customer collections.

The current global financial crisis could affect our ability to draw on our revolving credit facility and therefore adversely affect our liquidity. Our access to funds under our revolving credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from borrowers within a short period of time. The current global financial market crisis could also affect our ability to refinance our revolving credit facility when it matures in August 2010 and therefore adversely affect our liquidity.

The current global financial market crisis could also result in additional reductions in the fair value of our pension and postretirement benefit plan assets and higher than expected net benefit costs and additional future funding obligations, as described in note 10 to our consolidated financial statements, which could adversely affect our financial condition and results of operations.

Changes in the price for SWU or uranium could affect our gross profit margins and ability to service our indebtedness and finance the American Centrifuge project.

Changes in the price for SWU and uranium are influenced by numerous factors, such as:

- LEU and uranium production levels and costs in the industry,
- supply and demand shifts,
- actions taken by governments to regulate, protect or promote trade in nuclear material, including the continuation of existing restrictions on unfairly priced imports,
- actions taken by governments to narrow, reduce or eliminate limits on trade in nuclear material, including the decrease or elimination of existing restrictions on unfairly priced imports,
- actions of competitors,
- exchange rates,
- availability and cost of alternate fuels, and
- inflation.

The long-term nature of our contracts with customers delays the impact of any material change in market prices and may prolong any adverse impact of low market prices on our gross profit margins. For example, even as prices increase and we secure new higher-priced contracts, we are contractually obligated to deliver LEU and uranium at lower prices under contracts signed prior to the increase. A decrease in the price for SWU could also affect our future ability to service our indebtedness and finance the American Centrifuge project.

Additionally, an increase in the price for SWU could result in an increase in the price that we pay for the SWU component of Russian LEU. Currently, the price we are charged for the SWU component of Russian LEU under the Russian Contract is determined by a formula that employs an index of international and U.S. price points, which in turn reflects market prices. Beginning in 2010, subject to receipt of necessary governmental approvals, prices will be determined under a formula that combines a different mix of price points and other pricing elements. Under either formula, a multi-year retrospective view of market-based price points in the formula is used to minimize the disruptive effect of short-term swings in these price points. However, increases in market prices will increase the prices Russia charges us and can substantially increase our costs of sales and inventories. This increase, if not offset by increases in our sales prices, would adversely affect our cash flows and results of operations.

The release of excess government stockpiles of enriched uranium into the market could depress market prices and reduce demand for LEU from our company.

Foreign governments have stockpiles of LEU that they could sell in the market. In addition, LEU may be produced by downblending stockpiles of highly enriched uranium owned by the U.S. and foreign governments. The release of these stockpiles into the market can depress prices and reduce demand for LEU from us, which could adversely affect our revenues, cash flows and results of operations.

The long-term nature of our customer contracts could adversely affect our results of operations in current and future years.

As is typically the case in our industry, we sell nearly all of our LEU under long-term contracts. The prices that we charge under many of our existing contracts (particularly those reflecting terms agreed to prior to 2006) only increase based on an agreed upon inflation index. Therefore, prices under older contracts will not increase with changes that result in increases in our actual costs, such as increased power costs or increases in the prices we pay under the Russian Contract, and do not permit us to take advantage of market increases in the price of SWU. These limitations, combined with our cost structure and our sensitivity to increased power costs due to the power-intensive gaseous diffusion technology that we currently depend on, could reduce our ability to cover our cost of sales with revenues earned under our customer contracts and could materially and adversely impact our gross profit margins and cash flows in current and future periods.

In addition, our older contracts give customers the flexibility to determine the amounts of natural uranium that they deliver to us, which can result in our receiving less uranium from customers than we transfer from our inventory to the Russian Federation under the Russian Contract. Over time, to the extent our inventory, including uranium generated through underfeeding, is insufficient to absorb the difference, we could be required to purchase uranium to continue to meet our obligations to the Russian Federation. Depending on the market price of uranium, this could have an adverse impact on our gross profit margins, cash flows, results of operations and liquidity.

We face significant competition from three major producers who may be less cost sensitive or may be favored due to national loyalties and from emerging competitors in the domestic market.

We compete with three major producers of LEU, all of which are wholly or substantially owned by governments: Areva (France), Rosatom/TENEX (Russia) and Urenco (Germany, Netherlands and the United Kingdom). Currently, these competitors utilize or are in the process of transitioning to more efficient and cost-effective technology to enrich uranium than we use at the Paducah GDP.

In addition, Louisiana Energy Services, a group controlled by Urenco, is constructing a uranium enrichment plant in New Mexico, and Areva has proposed building a centrifuge uranium enrichment plant in Idaho and has applied for a loan guarantee from DOE for its plant. We also face potential competition from GE Hitachi, which has begun a phased development process with the goal of constructing a commercial enrichment plant in North Carolina using an Australian laser enrichment technology known as SILEX. All of these represent competition in our efforts to sell output from the ACP.

Our competitors may have greater financial resources than we do, including access to below-market financing terms. Our foreign competitors enjoy support from their government owners, which may enable them to be less cost- or profit-sensitive than we are. In addition, decisions by our foreign competitors may be influenced by political and economic policy considerations rather than commercial considerations. For example, our foreign competitors may elect to increase their production or exports of LEU, even when not justified by market conditions, thereby depressing prices and reducing demand for our LEU, which could adversely affect our revenues, cash flows and results of operations. Similarly, the elimination or weakening of existing restrictions on imports from our foreign competitors could adversely affect our revenues, cash flows and results of operations.

Imports of LEU and other uranium products produced in the Russian Federation are subject to quotas through 2020 imposed under legislation enacted into law in September 2008 and under the Russian Suspension Agreement. Although we believe these limitations will preserve a stable U.S. market, this belief may prove to be wrong, and the quantity of Russian uranium products permitted under the limitations may depress market prices and result in reduced sales by us and reduced revenues.

Our dependence on our largest customers could adversely affect us.

Our 10 largest utility customers represented 57% of our total revenue in 2008, and our three largest utility customers represented 30% of our total revenue in 2008. To the extent our existing contracts with these customers include prices that are greater than the prices at which we could sell to others, a reduction in purchases from these customers, whether due to their decision to increase purchases from our competitors or for other reasons, including a disruption in their operations that reduces their need for LEU from us, could adversely affect our business and results of operations. Conversely, to the extent that our contracts with these customers include prices that are lower than the prices at which we could sell to others, a decision by these customers to exercise options under these contracts to purchase more from us also could adversely affect our business and results of operations.

We are seeking to improve the pricing under new long-term contracts with our customers as existing contracts come up for renewal. However, because price is a significant factor in a customer's choice of a supplier of LEU, when contracts come up for renewal, customers may reduce their purchases from us if we attempt to increase our prices in order to offset increases in our costs, resulting in the loss of new sales contracts. Moreover, once lost, customers may be difficult to regain because they typically purchase LEU under long-term contracts. Therefore, given the need to maintain existing customer relationships, particularly with our largest customers, our ability to raise prices in order to respond to increases in costs or other developments may be limited. In addition, because we have a fixed commitment to order LEU derived from at least 30 metric tons of highly enriched uranium each year under the Russian Contract and to purchase the approximately 5.5 million SWU deemed to be contained in such material, any reduction in purchases from us by our customers below the level required for us to resell both our own production and the Russian material could adversely affect our revenues, cash flows and results of operations.

Our ability to compete in certain foreign markets may be limited for political, legal and economic reasons.

Agreements for cooperation between the U.S. government and various foreign governments or governmental agencies control the export of nuclear materials from the United States. If any of the agreements governing exports to countries in which our customers are located were to lapse, terminate or be amended, it is possible we would not be able to make sales or deliver LEU to customers in those countries. This could adversely affect our results of operations.

Purchases of LEU by customers in the European Union are subject to a policy of the Euratom Supply Agency that seeks to limit foreign enriched uranium to no more than 20% of European Union consumption per year. Further, we are precluded from selling LEU in the Russian Federation by the absence of an agreement for cooperation that permits exports to Russia.

Our future prospects are tied directly to the nuclear energy industry worldwide.

Potential events that could affect either nuclear reactors under contract with us or the nuclear industry as a whole, include:

- accidents, terrorism or other incidents at nuclear facilities or involving shipments of nuclear materials,
- regulatory actions or changes in regulations by nuclear regulatory bodies, or decisions by agencies, courts or other bodies that limit our ability to seek relief under applicable trade laws to offset unfair competition or pricing by foreign competitors,
- disruptions in other areas of the nuclear fuel cycle, such as uranium supplies or conversion,
- civic opposition to, or changes in government policies regarding, nuclear operations,
- business decisions concerning reactors or reactor operations,
- the need for generating capacity, or
- consolidation within the electric power industry.

These events could adversely affect us to the extent they result in a reduction or elimination of customers' contractual requirements to purchase from us, the suspension or reduction of nuclear reactor operations, the reduction of supplies of raw materials, lower demand, burdensome regulation, disruptions of shipments or production, increased competition from third parties, increased operational costs or difficulties or increased liability for actual or threatened property damage or personal injury.

Changes to, or termination of, any of our agreements with the U.S. government, or deterioration in our relationship with the U.S. government, could adversely affect our results of operations.

We, or our subsidiaries, are a party to a number of agreements and arrangements with the U.S. government that are important to our business, including:

- leases for the gaseous diffusion plants and American Centrifuge facilities,
- the Executive Agent agreement under which we are designated the U.S. Executive Agent and purchase the SWU component of LEU under the Russian Contract,
- the 2002 DOE-USEC Agreement and other agreements that address issues relating to the domestic uranium enrichment industry and the American Centrifuge technology,
- electric power purchase agreements with the Tennessee Valley Authority,
- contract work for DOE and DOE contractors at the Portsmouth and Paducah GDPs, including maintenance of the Portsmouth GDP in preparation for a DOE decontamination and decommissioning program, and
- NAC consulting and transportation activities.

Termination or expiration of one or more of these agreements, without replacement with an equivalent agreement or arrangement that accomplishes the same objectives as the terminated or expired agreement(s), could adversely affect our results of operations. In addition, deterioration in our relationship with the U.S. agencies that are parties to these agreements could impair or impede our ability to successfully implement these agreements, which could adversely affect our results of operations.

Our existing U.S. government contracts are subject to continued appropriations by Congress and may be terminated if future funding is not made available.

Approximately 10% of our revenue is from U.S. government contracts. All contract work for DOE, including Portsmouth GDP maintenance and certain NAC consulting and transportation activities, is subject to the availability of DOE funding and congressional appropriations. If funds were not available, we could be required to terminate these operations and incur related termination costs. In addition, the criteria for awarding contracts to us may change such that we would not be eligible to compete for such contracts, which could adversely affect our results of operations.

Revenue from U.S. government contract work is based on cost accounting standards and allowable costs that are subject to audit by the Defense Contract Audit Agency. Allowable costs include direct costs as well as allocations of indirect plant and corporate overhead costs. Audit adjustments could reduce the amounts we are allowed to bill for DOE contract work or require us to refund to DOE a portion of amounts already billed.

Our operations are highly regulated by the NRC and DOE.

Our operations, including the Paducah and Portsmouth GDPs and NAC, are regulated by the NRC. In addition, the American Centrifuge Demonstration Facility and the construction and operation of the American Centrifuge Plant are licensed by the NRC, which regulates our activities at those facilities.

Our gaseous diffusion plants are required to be recertified every five years and the term of the current certification expires on December 31, 2013. The NRC could refuse to renew either or both of the certificates if it determines that: (1) we are foreign owned, controlled or dominated; (2) the issuance of a renewed certificate would be inimical to the maintenance of a reliable and economic domestic source of enrichment; (3) the issuance of a renewed certificate would be adverse to U.S. defense or security objectives; or (4) the issuance of a renewed certificate is otherwise not consistent with applicable laws or regulations in effect at the time of renewal. The same requirements apply to NRC's issuance of the 30-year license for the American Centrifuge Plant. If the certificate for the Paducah GDP were not renewed, we could no longer produce LEU at the Paducah GDP, which would threaten our ability to make deliveries to customers and meet the minimum production requirements under the 2002 DOE-USEC Agreement, jeopardize our cash flows, and subject us to various penalties under our customer contracts and the 2002 DOE-USEC Agreement.

The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC has the authority to impose civil penalties or additional requirements and to order cessation of operations for violations of its regulations. Penalties under NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed on us could adversely affect our results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our results of operations.

Our American Centrifuge development and manufacturing facilities in Oak Ridge and certain of our operations at our other facilities are subject to regulation by DOE. DOE has the authority to impose civil penalties and additional requirements which could adversely affect our results of operations.

Our operations require that we maintain security clearances that are overseen by the NRC and DOE in accordance with the National Industrial Security Program Operating Manual. These security clearances could be suspended or revoked if we are determined by the NRC to be subject to foreign ownership, control or influence. In addition, statute and NRC regulations prohibit the NRC from issuing any license or certificate to us if it determines that we are owned, controlled or dominated by an alien, a foreign corporation, or a foreign government.

Our certificate of incorporation gives us certain rights with respect to equity securities held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person's purchase price.

Our certificate of incorporation gives us certain rights with respect to shares of our common stock held (beneficially or of record) by foreign persons. Foreign persons are defined in our certificate of incorporation to include, among others, an individual who is not a U.S. citizen, an entity that is organized under the laws of a non-U.S. jurisdiction and an entity that is controlled by individuals who are not U.S. citizens or by entities that are organized under the laws of non-U.S. jurisdictions.

The occurrence of any one or more of the following events is a "foreign ownership review event" and triggers the board of directors' right to take various actions under our certificate of incorporation: (1) the beneficial ownership by a foreign person of (a) 5% or more of the issued and outstanding shares of any class of our equity securities, (b) 5% or more in voting power of the issued and outstanding shares of all classes of our equity securities, or (c) less than 5% of the issued and outstanding shares of any class of our equity securities or less than 5% of the voting power of the issued and outstanding shares of all classes of our equity securities, if such foreign person is entitled to control the appointment and tenure of any of our management positions or any director; (2) the beneficial ownership of any shares of any class of our equity securities by or for the account of a foreign uranium enrichment provider or a foreign competitor (referred to as "contravening persons"); or (3) any ownership of, or exercise of rights with respect to, shares of any class of our equity securities or other exercise or attempt to exercise control of us that is inconsistent with, or in violation of, any regulatory restrictions, or that could jeopardize the continued operations of our facilities (an "adverse regulatory occurrence"). These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities by such holders, suspending or limiting voting rights of such holders, redeeming or exchanging shares of our stock owned by such holders on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions.

The terms and conditions of our rights with respect to our redemption or exchange right in respect of shares held by foreign persons or contravening persons are as follows:

- *Redemption price or exchange value:* Generally the redemption price or exchange value for any shares of our common stock redeemed or exchanged would be their fair market value. However, if we redeem or exchange shares held by foreign persons or contravening persons and our Board in good faith determines that such person knew or should have known that its ownership would constitute a foreign ownership review event (other than shares for which our Board determined at the time of the person's purchase that the ownership of, or exercise of rights with respect to, such shares did not at such time constitute an adverse regulatory occurrence), the redemption price or exchange value is required to be the lesser of fair market value and the person's purchase price for the shares redeemed or exchanged.
- *Form of payment:* Cash, securities or a combination, valued by our Board in good faith.
- *Notice:* At least 30 days' notice of redemption is required; however, if we have deposited the cash or securities for the redemption or exchange in trust for the benefit of the relevant holders, we may redeem shares held by such holders on the same day that we provide notice.

Accordingly, there are situations in which a foreign stockholder or contravening person could lose the right to vote its shares or in which we may redeem or exchange shares held by a foreign person or contravening person and in which such redemption or exchange could be at the lesser of fair market value and the person's purchase price for the shares redeemed or exchanged, which could result in a significant loss for that person.

Our operations are subject to numerous federal, state and local environmental protection laws and regulations.

We incur substantial costs for compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of our operations. Unanticipated events or regulatory developments, however, could cause the amount and timing of future environmental expenditures to vary substantially from those expected.

Pursuant to numerous federal, state and local environmental laws and regulations, we are required to hold multiple permits. Some permits require periodic renewal or review of their conditions, and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Changes in permits could increase costs of producing LEU and reduce our profitability. An inability to secure or renew permits could prevent us from producing LEU needed to meet our delivery obligations to customers, which would threaten our ability to make deliveries to customers and meet the minimum production requirements under the 2002 DOE-USEC Agreement, adversely affect our reputation, costs, cash flows, results of operations and long-term viability, and subject us to various penalties under our customer contracts and the 2002 DOE-USEC Agreement.

Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to our fault or negligence.

Our plant operations involve the use of toxic, hazardous and radioactive materials. A release of these materials could pose a health risk to humans or animals. If an accident were to occur, its severity could be significantly affected by the volume of the release and the speed of corrective action taken by plant emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an actual or suspected release of these materials, including a precautionary evacuation, could result in significant costs for which we could be legally responsible. In addition to health risks, a release of these materials may cause damage to, or the loss of, property and may adversely affect property values.

We lease facilities from DOE for the Paducah and Portsmouth GDPs, the American Centrifuge Plant and centrifuge test facilities in Piketon, Ohio and Oak Ridge, Tennessee. Pursuant to the Price-Anderson Act, DOE has indemnified us against claims for public liability (as defined in the Atomic Energy Act of 1954, as amended) arising out of or in connection with activities under those leases resulting from a nuclear incident or precautionary evacuation. If an incident or evacuation is not covered under the DOE indemnification, we could be financially liable for damages arising from such incident or evacuation, which could have an adverse effect on our results of operations and financial condition. In connection with international transportation of LEU, it is possible for a claim related to a nuclear incident occurring outside the United States to be asserted that would not fall within the DOE indemnification under the Price-Anderson Act.

While DOE has provided indemnification pursuant to the Price-Anderson Act, there could be delays in obtaining reimbursement for costs from DOE and DOE may determine that not all costs are reimbursable under the indemnification.

We do not maintain any nuclear liability insurance for our operations at the gaseous diffusion plants. Further, American Nuclear Insurers, the only provider of nuclear liability insurance, has declined to provide nuclear liability insurance to the American Centrifuge Plant due to past and present DOE operations on the site. In addition, the Price Anderson Act indemnification does not cover loss or damage to property located on our facilities due to a nuclear incident.

NAC's business involves providing products and services for the storage and transportation of toxic, hazardous and radioactive materials, which, if released or mishandled, could cause personal injury and property damage (including environmental contamination) or loss and could adversely affect property values. NAC obtains nuclear liability insurance to protect against third-party liability resulting from a nuclear incident, but this insurance contains exclusions and limits and this insurance would not cover all potential liabilities.

In our contracts, we seek to protect ourselves from liability, but there is no assurance that such contractual limitations on liability will be effective in all cases or that, in the case of NAC's contracts, NAC's insurance will cover all the liabilities NAC has assumed under those contracts. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations and financial condition.

The dollar amount of our sales backlog, as stated at any given time, is not necessarily indicative of our future sales revenues.

Backlog is the aggregate dollar amount of SWU and uranium that we expect to sell in future periods under contracts with customers. As of December 31, 2008, our sales backlog was an estimated $6.9 billion, including $1.7 billion expected to be delivered during 2009. There can be no assurance that the revenues projected in our backlog will be realized, or, if realized, will result in profits. Backlog is partially based on customers' estimates of their fuel requirements and other assumptions, including our estimates of selling prices and inflation rates. Such estimates are subject to change. For example, some of our contracts include pricing elements based on SWU or uranium market prices prevailing at the time of delivery. Pricing elements may include escalation based on a general inflation index or a power price index. We utilize external composite forecasts of future market prices and inflation rates in estimating prices that we will be entitled to charge in the future. These forecasts may not be accurate, and therefore our estimates of future prices could be overstated. Any inaccuracy in our estimates of future prices would add to the imprecision of our backlog estimate.

For a variety of reasons, the amounts of SWU and uranium that we will sell in the future under our existing contracts, or the timing of customer purchases under those contracts, may differ from our estimates. Customers may not purchase as much as we predicted, nor at the times we anticipated, as a result of operational difficulties, changes in fuel requirements or other reasons. Reduced purchases would reduce the revenues we actually receive from contracts included in the backlog. For example, our revenue could be reduced by actions of the NRC or nuclear regulators in foreign countries issuing orders to delay, suspend or shut down nuclear reactor operations within their jurisdictions, or by an interruption of our production of LEU or deliveries of Russian LEU to us, that we need to meet our delivery commitments to customers. Increases in our costs of production or other factors could cause sales included in our backlog to be at prices that are below our cost of sales, which could adversely affect our results of operations, and customers may purchase more under lower priced contracts than we predicted.

We use estimates in accounting for the future disposition of depleted uranium and changes in these estimates or in actual costs could affect our future financial results and liquidity.

We currently store depleted uranium at the Paducah and Portsmouth GDPs and accrue estimated costs for its future disposition. The long-term liability for depleted uranium is dependent upon the volume of depleted uranium generated and estimated processing, transportation and disposal costs, which involves many assumptions. Our estimated cost and accrued liability are subject to change as new information becomes available, and an increase in the estimate would have an adverse effect on our results of operations.

We anticipate that we will send most or all of our depleted uranium to DOE for disposition unless a more economic disposal option is available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process our depleted uranium if we provided it to DOE. If we were to dispose of our uranium in this way, we would be required to reimburse DOE for the related costs of disposal, including our pro rata share of capital costs.

The NRC requires that we guarantee the disposition of our depleted uranium with financial assurance. Our estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC. Any increase in our estimated unit cost of disposal will require us to provide additional financial assurance and could adversely affect our liquidity. The amount of future depleted uranium disposal costs could also vary substantially from amounts accrued and an increase in our actual cost of disposal could have a material adverse impact on our results of operations in future years.

Financial assurance is also provided for the ultimate decontamination and decommissioning of the American Centrifuge facilities to meet NRC and DOE requirements. The amount of these decontamination and decommissioning costs could vary from the amounts accrued.

Deferral of revenue recognition could result in volatility in our quarterly and annual results.

We do not recognize revenue for uranium or SWU sales in our LEU segment until LEU is physically delivered. Consequently, in sales transactions where we have received payment and title has transferred to the customer but delivery has not occurred because the terms of the agreement require us to hold uranium to which the customer has title or because a customer encounters delays in taking delivery of LEU at our facilities, recognition of revenue is deferred until LEU is physically delivered. This deferral can potentially be over an indefinite period and is outside our control and can result in volatility in our quarterly and annual results. If, in a given period, a significant amount of revenue is deferred or a significant amount of previously deferred revenue is recognized, earnings in that period will be affected, which could result in volatility in our quarterly and annual results.

Additional information on our deferred revenue is provided in note 8 to our consolidated financial statements.

Our operating results may fluctuate significantly from quarter to quarter, and even year to year, which could have an adverse effect on our cash flows.

Under customer contracts with us for the supply of LEU to meet requirements for specific time periods or specific reactor refuelings, our customers order LEU from us based on their refueling schedules for nuclear reactors, which generally range from 12 to 18 months, or in some cases up to 24 months. Customer payments for the SWU component of such LEU typically average approximately $15 million per order. As a result, a relatively small change in the timing of customer orders due to a change in a customer's refueling schedule may cause operating results to be substantially above or below expectations, which could have an adverse effect on our cash flows.

The levels of returns on pension and postretirement benefit plan assets, changes in interest rates and other factors affecting the amounts we have to contribute to fund future pension and postretirement benefit liabilities could adversely affect our earnings and cash flows in future periods.

Our earnings may be positively or negatively impacted by the amount of expense we record for our employee benefit plans. This is particularly true with expense for our pension and postretirement benefit plans. Generally accepted accounting principles in the United States ("GAAP") require that we calculate expense for the plans using actuarial valuations. These valuations are based on assumptions that we make relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in the assumptions we use. The key year-end assumptions used to estimate pension and postretirement benefit expenses for the following year are the discount rate, the expected rate of return on plan assets, healthcare cost trend rates and the rate of increase in future compensation levels. The rate of return on our pension assets and changes in interest rates affect funding requirements for our defined benefit pension plans. The amount we contribute to our pension plans is determined by IRS regulations, the Pension Protection Act of 2006, and government cost accounting standards. For additional information and a discussion regarding how our financial statements are affected by pension and postretirement benefit plan accounting policies, see Critical Accounting Estimates in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 10 to our consolidated financial statements.

Anti-takeover provisions in Delaware law and in our charter, bylaws and shareholder rights plan and in the indenture governing our convertible notes could delay or prevent an acquisition of USEC.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of our company, even if a change of control would be beneficial to our existing shareholders. Our certificate of incorporation, or charter, establishes restrictions on foreign ownership of our securities. Other provisions of our charter and bylaws may make it more difficult for a third-party to acquire control of us without the consent of our board of directors. We also have adopted a shareholder rights plan, which could increase the cost of, or prevent, a takeover attempt. These various restrictions could deprive shareholders of the opportunity to realize takeover premiums for their shares. Additionally, if a fundamental change occurs prior to the maturity date of our convertible notes, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes, and if a make-whole fundamental change occurs prior to the maturity date of our convertible notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. In addition, the indenture governing our convertible notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third-party from acquiring us even where the acquisition could be beneficial to you.

Item 1B. ***Unresolved Staff Comments***

None.

Item 3. ***Legal Proceedings***

DOE Contract Services Matter

The U.S. Department of Justice ("DOJ") asserted in a letter to us dated July 10, 2006 that DOE may have sustained damages in an amount that exceeds $6.9 million under our contract with DOE for the supply of cold standby services at the Portsmouth GDP. DOJ indicated that it was assessing possible violations of the Civil False Claims Act ("FCA"), which allows for treble damages and civil penalties, and related claims in connection with invoices submitted under that contract. We responded to DOJ's letter in September 2006, stating that the government does not have a legitimate basis for asserting any FCA or related claims under the cold standby contract, and have been cooperating with DOJ and the DOE Office of Investigations with respect to their inquiries into this matter. In a supplemental presentation by DOJ and DOE on October 18, 2007, DOJ identified revised assertions of alleged overcharges of at least $14.6 million on the cold standby and two other cost-type contracts, again potentially in violation of the FCA. We have responded to these assertions and have provided several follow-up responses to DOJ and DOE in response to their requests for additional data and analysis. We believe that the DOJ and DOE analyses are significantly flawed, and no loss has been accrued. We intend to defend vigorously any FCA or related claim that might be asserted against us. As part of our continuing discussions with DOJ, we and DOJ have agreed several times to extend the statute of limitations for this matter, most recently to April 10, 2009.

Environmental Matter

Under a cleanup agreement with the Environmental Protection Agency ("EPA"), we removed certain material from a site in South Carolina previously operated by Starmet CMI, one of our former contractors, that was attributable to quantities of depleted uranium we had sent there under a 1998 contract. In June 2007, we were contacted by the EPA concerning costs incurred by the EPA for additional cleanup at the Starmet site. In January 2009, pursuant to the terms of a September 2008 settlement agreement, we paid the EPA $1.0 million for the share of additional cleanup costs allocated to us in resolution of this matter. At this time, the EPA has completed its actions at the site and USEC is not aware of any further claims associated with the site.

Other

We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, we do not believe that the outcome of any of these legal matters will have a material adverse effect on our results of operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Executive Officers of the Company

Executive officers are elected by and serve at the discretion of the Board of Directors. Executive officers at February 26, 2009 follow:

Name	Age	Position
John K. Welch	58	President and Chief Executive Officer
John C. Barpoulis	44	Senior Vice President and Chief Financial Officer
Peter B. Saba	47	Senior Vice President, General Counsel and Secretary
Philip G. Sewell	62	Senior Vice President, American Centrifuge and Russian HEU
Robert Van Namen	47	Senior Vice President, Uranium Enrichment
W. Lance Wright	61	Senior Vice President, Human Resources and Administration
John M.A. Donelson	44	Vice President, Marketing and Sales
Stephen S. Greene	51	Vice President, Finance and Treasurer
J. Tracy Mey	48	Controller and Chief Accounting Officer
E. John Neumann	61	Vice President, Government Relations
Russell B. Starkey, Jr.	66	Vice President, American Centrifuge
Paul E. Sullivan	56	Vice President, Operations and Chief Engineer

John K. Welch has been President and Chief Executive Officer since September 2005. Prior to joining USEC, Mr. Welch served as a consultant to several government and corporate entities. Mr. Welch was Executive Vice President and Group Executive, Marine Systems for General Dynamics Corporation from January 2000 to March 2003, and President of General Dynamics Electric Boat from 1995 to 2000.

John C. Barpoulis has been Senior Vice President and Chief Financial Officer since August 2006. Mr. Barpoulis joined USEC as Vice President and Treasurer in March 2005 and served as Treasurer until February 2007. Prior to joining USEC, Mr. Barpoulis was Vice President and Treasurer of National Energy & Gas Transmission, Inc. (formerly a subsidiary of PG&E Corporation) and certain of its subsidiaries from 2003 to March 2005 and was Vice President and Assistant Treasurer from 2000 to 2003.

Peter B. Saba has been Senior Vice President, General Counsel and Secretary since February 2009 and was Vice President, General Counsel and Secretary from April 2008 to February 2009. Prior to joining USEC, Mr. Saba was of counsel in the global projects group at Paul, Hastings, Janofsky & Walker LLP from July 2005 to April 2008. Mr. Saba also served at the Export-Import Bank of the United States as chief operating officer from March 2003 to June 2005 and as senior vice president for legal affairs and general counsel from June 2001 to June 2005. Prior to that, he was counsel in the energy and project finance group at Skadden, Arps, Slate, Meagher & Flom from March 1993 to June 2001 and served in various capacities at the U.S. Department of Energy from March 1989 to January 1993, including as principal deputy assistant secretary in the Office of Domestic and International Energy Policy.

Philip G. Sewell has been Senior Vice President, American Centrifuge and Russian HEU since September 2005. Mr. Sewell was Senior Vice President directing international activities and corporate development programs from August 2000 to September 2005 and assumed responsibility for the American Centrifuge program in April 2005. Prior to that, Mr. Sewell was Vice President, Corporate Development and International Trade from April 1998 to April 2000, and was Vice President, Corporate Development from 1993 to April 1998.

Robert Van Namen has been Senior Vice President, Uranium Enrichment since September 2005. Mr. Van Namen was Senior Vice President directing marketing and sales activities from January 2004 to September 2005 and was Vice President, Marketing and Sales from January 1999 to January 2004. Prior to joining USEC, Mr. Van Namen was Manager of Nuclear Fuel for Duke Power Company.

W. Lance Wright has been Senior Vice President, Human Resources and Administration since February 2005, and was Vice President, Human Resources and Administration from August 2003 to February 2005. Prior to joining USEC, Mr. Wright was Vice President and Principal of Boyden Global Executive Search from 2002 to 2003, and previously held director and manager positions in Human Resources at ExxonMobil Corporation from 1986 to 2002.

John M.A. Donelson has been Vice President, Marketing and Sales since December 2005 and was previously Director, North American and European Sales from June 2004 to December 2005, Director, North American Sales from August 2000 to June 2004 and Senior Sales Executive from July 1999 to August 2000.

Stephen S. Greene has been Vice President, Finance and Treasurer since February 2007. Prior to joining USEC, Mr. Greene was a Vice President and Executive Director of Pace Global Energy Services, an energy consulting firm, from January 2006 to January 2007. Previously, Mr. Greene was a Vice President of Progress Energy, an electric utility holding company, and prior to that a Vice President of National Energy & Gas Transmission, Inc. (formerly a subsidiary of PG&E Corporation).

J. Tracy Mey has been Controller and Chief Accounting Officer since January 2007 and had been Controller since June 2005. Prior to joining USEC, Mr. Mey was Controller and Chief Accounting Officer of Power Services Company, a national energy company and former subsidiary of PG&E Corporation, from June 2004 to May 2005, and previously was Corporate Controller of National Energy & Gas Transmission, Inc. (formerly a subsidiary of PG&E Corporation) from 1994 to 2004.

E. John Neumann has been Vice President, Government Relations since April 2004. Prior to joining USEC, Mr. Neumann was Vice President, Government Relations, for the Edison Electric Institute from 1995 to 2004.

Russell B. Starkey, Jr. was named Vice President, American Centrifuge in July 2008 and was Vice President, Operations from February 2005 to July 2008, General Manager of the Paducah plant from October 2001 to February 2005, Training Manager from April 1998 to October 2001 and Senior Staff Consultant from October 1997 to April 1998. Prior to joining USEC, over a 25 year period, Mr. Starkey held a variety of senior management positions including General Manager, Robinson Nuclear Plant, Vice President, Brunswick Nuclear Plant, and Vice President, Nuclear Services at Carolina Power & Light Co. (now a subsidiary of Progress Energy).

Paul E. Sullivan was named Vice President, Operations and Chief Engineer in February 2009. Mr. Sullivan recently retired with the rank of Vice Admiral after 34 years of service in the U.S. Navy. He most recently served as the Commander of the Naval Sea Systems Command. He previously served as Chief Engineer of the Naval Sea Systems Command and Program Manager of the *Virginia* and *Seawolf* submarine classes.

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

USEC's common stock trades on the New York Stock Exchange under the symbol "USU." High and low sales prices per share follow:

	2008		2007	
	High	Low	High	Low
First Quarter ended March 31	$9.31	$3.15	$16.62	$12.13
Second Quarter ended June 30	7.09	3.76	25.65	16.14
Third Quarter ended September 30	6.36	4.29	22.31	9.56
Fourth Quarter ended December 31	5.34	2.58	10.48	7.81

No cash dividends were paid in 2007 or 2008, and we have no intention to pay cash dividends in the foreseeable future.

There are 250 million shares of common stock and 25 million shares of preferred stock authorized. At January 31, 2009, there were 111,349,000 shares of common stock issued and outstanding and approximately 53,000 beneficial holders of common stock. No preferred shares have been issued.

The following table gives information about the Company's common stock that may be issued under the USEC Inc. 1999 Equity Incentive Plan and Employee Stock Purchase Plan as of December 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,120,000	$8.52	5,404,000 (1)
Equity compensation plans not approved by security holders	-	-	-
Total	2,120,000		5,404,000

(1) Includes 5,193,000 shares with respect to which awards are available for issuance under the USEC Inc. 1999 Equity Incentive Plan (net of awards which terminate or are cancelled without being exercised or that are settled for cash) and 211,000 shares available for issuance under the Employee Stock Purchase Plan.

The Board of Directors approved a shareholder rights plan in 2001. Each shareholder of record on May 9, 2001, received preferred stock purchase rights that trade together with USEC common stock and are not exercisable. In the absence of further action by the Board, the rights generally would become exercisable and allow the holder to acquire USEC common stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of USEC common stock or commences a tender or exchange offer to acquire 15% or more of the common stock of USEC. However, any rights held by the acquirer would not be exercisable. The Board of Directors may direct USEC to redeem the rights at $.01 per right at any time before the tenth day following the acquisition of 15% or more of USEC common stock.

In 2008, we did not make any unregistered sales of equity securities.

Matters Affecting our Foreign Stockholders

In order to aid in our compliance with certain regulatory requirements affecting us, which are described in "Business — Nuclear Regulatory Commission — Regulation", our certificate of incorporation gives us certain rights with respect to shares of our common stock held (beneficially or of record) by foreign persons. Foreign persons are defined in our certificate of incorporation to include, among others, an individual who is not a U.S. citizen, an entity that is organized under the laws of a non-U.S. jurisdiction and an entity that is controlled by individuals who are not U.S. citizens or by entities that are organized under the laws of non-U.S. jurisdictions.

The occurrence of any one or more of the following events is a "foreign ownership review event" and triggers the board of directors' right to take various actions under our certificate of incorporation: (1) the beneficial ownership by a foreign person of (a) 5% or more of the issued and outstanding shares of any class of our equity securities, (b) 5% or more in voting power of the issued and outstanding shares of all classes of our equity securities, or (c) less than 5% of the issued and outstanding shares of any class of our equity securities or less than 5% of the voting power of the issued and outstanding shares of all classes of our equity securities, if such foreign person is entitled to control the appointment and tenure of any of our management positions or any director; (2) the beneficial ownership of any shares of any class of our equity securities by or for the account of a foreign uranium enrichment provider or a foreign competitor (referred to as "contravening persons"); or (3) any ownership of, or exercise of rights with respect to, shares of any class of our equity securities or other exercise or attempt to exercise control of us that is inconsistent with, or in violation of, any regulatory restrictions, or that could jeopardize the continued operations of our facilities (an "adverse regulatory occurrence"). These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities by such holders, suspending or limiting voting rights of such holders, redeeming or exchanging shares of our stock owned by such holders on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions.

For additional information regarding the foreign ownership restrictions set forth in our certificate of incorporation, please refer to "Risk Factors — Our certificate of incorporation gives us certain rights with respect to equity securities held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person's purchase price."

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total returns for an investment in the common stock of USEC Inc., the S&P 500 Index, and a peer group of companies. USEC is the only U.S. company in the uranium enrichment industry. However, USEC has identified a peer group of companies that share similar business attributes with it. This group includes utilities with nuclear power generation capabilities, chemical processing companies, and aluminum companies. USEC supplies companies in the utility industry, and its business is similar to that of chemical processing companies. USEC shares characteristics with aluminum companies in that they are both large users of electric power. The graph reflects the investment of $100 on December 31, 2003 in the Company's common stock, the S&P 500 Index and the peer group, and reflects the reinvestment of dividends.


USEC Inc.
S&P 500 Index
Peer Group Index
$200
$175
$150
$125
$100
$75
$50
$25
$0
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
USEC Inc.	$100.00	$122.88	$158.45	$168.66	$119.32	$59.64
S&P 500 Index	$100.00	$110.88	$116.32	$134.69	$142.09	$89.63
Peer Group Index[1]	$100.00	$114.29	$127.10	$149.07	$185.53	$123.57

(1) The Peer Group consists of: Air Products and Chemicals, Inc., Albemarle Corporation, Alcoa Inc., Constellation Energy Group, Inc., Dominion Resources, Inc., Duke Energy Corporation, Eastman Chemical Company, Exelon Corporation, Georgia Gulf Corporation, NL Industries, Inc., PPL Corporation, Praxair, Inc., Progress Energy, Inc., The Southern Company, and XCEL Energy Inc. In accordance with SEC requirements, the return for each issuer has been weighted according to the respective issuer's stock market capitalization at the beginning of each year for which a return is indicated.

Item 6. *Selected Financial Data*

Selected financial data should be read in conjunction with the consolidated financial statements and related notes and management's discussion and analysis of financial condition and results of operations. Selected financial data have been derived from audited consolidated financial statements.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(millions, except per share data)				
Revenue:					
Separative work units	$1,175.5	$1,570.5	$1,337.4	$1,085.6	$1,027.3
Uranium	217.1	163.5	316.7	261.3	224.0
U.S. government contracts and other	222.0	194.0	194.5	212.4	165.9
Total revenue	1,614.6	1,928.0	1,848.6	1,559.3	1,417.2
Cost of sales:					
Separative work units and uranium	1,202.2	1,473.6	1,349.2	1,148.4	1,071.6
U.S. government contracts and other	183.6	166.9	162.5	181.4	151.5
Total cost of sales	1,385.8	1,640.5	1,511.7	1,329.8	1,223.1
Gross profit	228.8	287.5	336.9	229.5	194.1
Special charges	-	-	3.9 (1)	7.3 (2)	-
Advanced technology costs	110.2	127.3	105.5	94.5	58.5
Selling, general and administrative	54.3	45.3	48.8	61.9	64.1
Other (income) expense, net	-	-	-	(1.0) (3)	(1.7) (4)
Operating income	64.3	114.9	178.7	66.8	73.2
Interest expense	17.3	16.9	14.5	40.0	40.5
Interest (income)	(24.7)	(33.8)	(6.2)	(10.5)	(3.9)
Income before income taxes	71.7	131.8	170.4	37.3	36.6
Provision for income taxes	23.0	35.2	64.2	15.0	13.1
Net income	$48.7	$96.6	$106.2	$22.3	$23.5
Net income per share –					
Basic	$.44	$1.04	$1.22	$.26	$.28
Diluted	$.35	$.94	$1.22	$.26	$.28
Dividends per share	$ -	$ -	$ -	$.55	$.55

	December 31,				
	2008	2007	2006 (millions)	2005	2004
Balance Sheet Data					
Cash and cash equivalents	$248.5	$886.1 (5)	$171.4	$259.1	$174.8
Inventories	1,231.9	1,153.4	924.2	1,045.7	1,165.6
Property, plant and equipment, net	736.1	292.2	189.9	171.2	178.0
Total assets	3,055.3	3,087.8	1,861.4	2,080.8	2,003.4
Current portion of long-term debt	95.7	-	-	288.8	-
Long-term debt	575.0	725.0 (5)	150.0	150.0	475.0
Other long-term liabilities	601.5	337.5	300.3	270.2	244.4
Stockholders' equity	1,162.4	1,309.5 (5)	986.0	907.6	918.7

(1) Special charges of $3.9 million in 2006 include a $2.6 million impairment of an intangible asset established in 2004 relating to the acquisition of NAC, $1.5 million related to consolidation of office space in connection with the 2005 restructuring plan, and special credits totaling $0.2 million representing changes in estimate of costs for termination benefits charged in 2005.

(2) The plan to restructure headquarters and field operations resulted in special charges of $7.3 million in 2005 related to termination benefits, principally consisting of severance benefits.

(3) Other income in 2005 includes $1.0 million from customs duties paid to USEC as a result of trade actions.

(4) Other income in 2004 includes income of $4.4 million from customs duties paid to USEC as a result of trade actions, partly offset by an expense of $2.7 million for acquired-in-process research and development expense relating to the acquisition of NAC.

(5) In September 2007, we raised net proceeds, after underwriter commissions and offering expenses, of approximately $775 million through the concurrent issuance of 23 million shares of common stock and $575 million in aggregate principal amount of convertible notes.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes appearing elsewhere in this report.

Overview

USEC, a global energy company, is a leading supplier of low enriched uranium ("LEU") for commercial nuclear power plants. LEU is a critical component in the production of nuclear fuel for reactors to produce electricity. We:

- supply LEU to both domestic and international utilities for use in about 150 nuclear reactors worldwide;
- are deploying what we anticipate will be the world's most advanced uranium enrichment technology, known as the American Centrifuge;
- are the exclusive executive agent for the U.S. government under a nuclear nonproliferation program with Russia, known as Megatons to Megawatts;
- perform contract work for the U.S. Department of Energy ("DOE") and its contractors at the Paducah and Portsmouth gaseous diffusion plants ("GDPs"); and
- provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services.

Low Enriched Uranium

LEU consists of two components: separative work units ("SWU") and uranium. SWU is a standard unit of measurement that represents the effort required to transform a given amount of natural uranium into two components: enriched uranium having a higher percentage of U^{235} and depleted uranium having a lower percentage of U^{235}. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. The amount of enrichment deemed to be contained in LEU under this formula is commonly referred to as the SWU component and the quantity of natural uranium used in the production of LEU under this formula is referred to as its uranium component.

We produce or acquire LEU from two principal sources. We produce LEU at the Paducah GDP in Paducah, Kentucky. Under the Megatons to Megawatts program, we acquire LEU from Russia under a contract, which we refer to as the Russian Contract, to purchase the SWU component of LEU recovered from dismantled nuclear weapons from the former Soviet Union for use as fuel in commercial nuclear power plants.

Our View of the Business Today

There are approximately 440 nuclear power reactors in operation today, and international agencies report that more than 100 reactors are on order or planned to be built over the next two decades. In addition, approximately 260 more power reactors have been proposed. Many of these new reactors will be built in Asia. Approximately 40 plants are currently under construction worldwide in 12 countries. In addition, many reactors in the current fleet are being upgraded to produce more electricity or utilities are seeking to have their operating lives extended through equipment improvements and regulatory permission. Driving this expansion are environmental concerns and volatility in the price of fossil fuels.

U.S. utilities have filed 17 applications for construction and operating licenses for 26 new reactors with the U.S. Nuclear Regulatory Commission ("NRC"). The NRC has also indicated it expects license applications for 7 more reactors will be filed by 2011. Growing acceptance by the public, concerns about climate change and legislation that provided financial incentives have encouraged utilities to announce plans for new nuclear reactors in the United States. New reactors in the United States are facing cost and financing pressures and many of these U.S. utilities have applied for loan guarantees. DOE reported that it received 19 applications from U.S. utilities for loan guarantees to build 21 new reactors.

To fuel potential new reactors, uranium enrichment capacity will need to double by 2030, according to the World Nuclear Association. New uranium enrichment plants, including our American Centrifuge Plant and other competing projects in the United States and worldwide, are being proposed and built to meet this new demand and to replace remaining higher production cost gaseous diffusion plants. These new uranium enrichment plant projects are supported by improved fundamentals in the nuclear fuel industry, including increased market prices for SWU. Long-term SWU price indicators associated with sales for deliveries in future periods increased 11% to $159 per SWU during 2008, and increased 17% over the past two years. Looking forward, we believe market supply and demand fundamentals suggest that SWU prices should remain firm as new reactors are ordered and built in the markets we serve. Increased SWU demand, higher production costs for the remaining gaseous diffusion plants, and the need to cover capital investment for new enrichment capacity are three drivers for increased market prices for SWU. Because nuclear reactors provide base load electricity and the demand for nuclear fuel from existing nuclear reactors is inelastic, our industry is less affected than others by the global economic downturn.

As discussed in "Business and Properties – The American Centrifuge Plant," we have been developing and demonstrating a highly efficient uranium enrichment gas centrifuge technology that we call the American Centrifuge. We are deploying this technology in the American Centrifuge Plant ("ACP") being built in Piketon, Ohio. During 2008, we continued our efforts with respect to the centrifuge machine, with the continued operation of a cascade of prototype machines in our Lead Cascade test program, which has now operated for more than 150,000 total machine hours.

We refer to our production centrifuge machine design as the AC100 series centrifuge machine. The AC100 series machine is designed to produce 350 SWU per year, which output is substantially greater than our competitors' machines. During 2008, we released an initial design for the AC100 series machine to our strategic suppliers in preparation for installing a test cascade of these AC100 series machines in Piketon in 2009. We anticipate a design release for the initial AC100 series machines in late March 2009 that will be deployed in the commercial plant. The strategic suppliers have been manufacturing parts for the initial AC100 machines and the first components to build these machines were delivered in November 2008. In manufacturing parts for the AC100, suppliers must replicate on a commercial basis manufacturing that we previously self-performed in building our prototype machines. Start-up issues have arisen in this transfer of technology to our suppliers that have delayed our timetable for operation of the initial AC100 cascade. We expected to encounter start-up issues and the resolution of these issues at the outset will help to facilitate our transition to high volume manufacturing.

A five-stage cascade of AC100 machines is now expected to be operational early in the third quarter of 2009. This cascade will be in a commercial plant configuration and operate under commercial plant conditions. Additional machines will be added to the cascade until we reach a cascade of 40 to 50 machines, which is expected late in the third quarter of 2009. This cascade of 40 to 50 machines would operate for the rest of 2009.

We expect that the first machines in the initial AC100 series cascade will have a throughput somewhat less than 350 SWU per year as we continue to optimize the AC100 series machine. For the same reason, the machines deployed in the first commercial cascade of the ACP may not achieve 350 SWU per year. However, we continue to be confident that the AC100 series machines that are deployed in the commercial plant will achieve an average performance level of 350 SWU per year, supporting an annual SWU production capacity of the ACP of 3.8 million SWU.

During 2008, we also continued our construction efforts to build the ACP and to work with leading companies to create a world-class industrial infrastructure needed to build components for the highly sophisticated AC100 machines and supporting equipment. The highly specialized U.S. manufacturing base needed to build the AC100 did not exist but is being established with our leadership. Under contract arrangements with USEC, our suppliers are also helping to create the manufacturing base for a revitalized U.S. nuclear fuel industry in a dozen states. Construction of the ACP includes various systems including electric, telecommunications, cooling and water distribution. The two existing production buildings have space for approximately 11,500 centrifuges.

We must still raise the remainder of the capital needed to build the ACP, and we view the DOE Loan Guarantee Program as the path for obtaining the debt financing to complete the American Centrifuge project. Our baseline deployment schedule called for beginning initial commercial plant operations in 2010 and reaching an annual production capacity of the ACP of 3.8 million SWU per year at the end of 2012. However, we have initiated steps to conserve cash and reduce the planned escalation of project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program. In addition, on a parallel path, we continue to evaluate potential third-party investment.

Our decision to slow spending until a decision is made by the DOE Loan Guarantee Program will likely increase costs and extend the schedule for the project. As we gain greater clarity on potential funding through the DOE Loan Guarantee Program and plan and coordinate with our strategic suppliers, we will be better able to quantify changes to cost and schedule. We are currently engaged with suppliers in a bottom-up analysis and we do not expect to be in a position to provide an update on the potential impact on cost and schedule until after the first quarter of 2009. Further details are provided in "Business and Properties – The American Centrifuge Plant", "—Liquidity and Capital Resources" and "Item 1A—Risk Factors."

Our Marketing and Sales department continues to meet with customers to sell ACP output, which is important to our financing efforts for ACP. We have signed long-term contracts with customers and have received accepted offers from customers for additional commitments. Sales contracts for this initial output represent a strategic commitment by customers to ensure a reliable, U.S.-based source of nuclear fuel that will be available for decades to come.

Even as we build our new production facility, we have substantial current operations at the gaseous diffusion plant we lease from the U.S. government in Paducah, Kentucky. Today, our supply mix involves producing half of the low enriched uranium sold at the Paducah GDP and purchasing half under contract with Russia under a highly successful, nonproliferation program known as "Megatons to Megawatts." Over the next several years we expect to transition the source of all of our LEU supply to production from the ACP. During this transition period, we will seek to effectively manage the ramp up in ACP capacity, determine the end date for commercial production from the Paducah GDP and conclude the Megatons to Megawatts program in 2013. Our business and financial profile will reflect the combined characteristics of our sources of enrichment, particularly the gaseous diffusion and centrifuge operating environments. During this transition period, we will also be looking at the potential expansion of the ACP beyond the initial 3.8 million SWU plant, which could be done incrementally once the initial ACP construction phase is complete. The manufacturing infrastructure that we are putting into place to deploy the initial plant capacity will facilitate any future expansion. Because an expansion would not require creating this manufacturing infrastructure or another demonstration of the technology, the cost of any expansion is anticipated to be less than the initial project.

In 2008, we exercised our option to extend the lease with DOE for the Paducah GDP through June 2016, providing us with flexibility within our current enrichment process to help us through this critical transitional period. Although we have been operating the Paducah GDP at the highest efficiency in decades, the costs to operate the Paducah GDP have increased in the past several years because of increases in power costs. Our long-term plan for the Paducah GDP is dependent upon a number of factors, including the successful and timely startup of the ACP, the cost of electric power under our contract with the Tennessee Valley Authority ("TVA"), the availability and cost of electric power beyond the expiration of the TVA contract in May 2012, the demand for SWU and uranium, the cost to maintain the Paducah GDP, and the timing and nature of any potential tails re-enrichment program or other programs we may undertake.

During the non-summer months of 2009, we expect to purchase 2,000 megawatts of power from TVA, making USEC one of the largest industrial consumers of electric power in the United States. We have a fixed-price contract that sets the base price for most of the power we purchase, but our costs fluctuate above or below the base contract price based on fuel and purchased power costs experienced by TVA. In 2008, this fuel cost adjustment increased our power cost over the base contract price by about 15%, which had a significant effect on our net income and cash flow from operations. The impact of current economic conditions on energy prices has reduced recent weekly power invoices and has made forward cost projections from TVA very volatile, which results in uncertainty in our financial projections. We will also face uncertainty with respect to power costs as we look to purchase supplemental power starting in June 2010 when our purchases under the TVA contract are reduced from their current level of 2,000 megawatts to 1,650 megawatts and beyond the term of the current contract with TVA that expires in May 2012.

The manner in which Russian uranium products are introduced into the U.S. market in the next few years and after the Megatons to Megawatts program concludes in 2013 is significant to our transition and to our long-term success. Russia has a large, vertically integrated nuclear power industry with excess capacity to enrich uranium. In recent years, we have been engaged in international trade litigation to ensure that the U.S. market is protected from the dumping of unfairly priced foreign merchandise, and on January 26, 2009, the U.S. Supreme Court in a unanimous ruling overturned the decision of an appellate court that had called into question the enforceability of the application of U.S. trade laws to all imports of LEU. For more information, see "Business and Properties – Competition and Foreign Trade – Government Investigation of LEU Imports from France."

In addition, in September 2008, legislation was enacted that included a provision to ensure the implementation of the Megatons to Megawatts program through 2013 and imposed quotas on imports of Russian LEU through 2020 that are similar to the quotas agreed to with Russia earlier in 2008. This legislation significantly reduces the threat of injury from imports of dumped Russian LEU, but does not apply to imports from any other country. For more information, see "Business and Properties – Competition and Foreign Trade – Limitations on Imports of LEU from Russia."

Revenue from Sales of SWU and Uranium

Revenue from our LEU segment is derived primarily from:

- sales of the SWU component of LEU,
- sales of both the SWU and uranium components of LEU, and
- sales of uranium.

The majority of our customers are domestic and international utilities that operate nuclear power plants, with international sales constituting approximately 30% of revenue from our LEU segment in 2008. Our agreements with electric utilities are primarily long-term, fixed-commitment contracts under which our customers are obligated to purchase a specified quantity of SWU or uranium from us or long-term requirements contracts under which our customers are obligated to purchase a percentage of their SWU requirements from us. Under requirements contracts, a customer only makes purchases if its reactor has requirements. The timing of requirements is associated with reactor refueling outages.

Backlog is the aggregate dollar amount of SWU and uranium that we expect to sell in future periods under contracts with customers. At December 31, 2008, we had contracts with customers aggregating an estimated $6.9 billion, including $1.7 billion expected to be delivered in 2009, compared with $6.5 billion at December 31, 2007. Backlog is partially based on customers' estimates of their fuel requirements and certain other assumptions including our estimates of selling prices, which are subject to change. Prices may be adjusted based on SWU or uranium market prices prevailing at the time of delivery. Pricing elements may include escalation based on a general inflation index or a power price index. We utilize external composite forecasts of future market prices and inflation rates in our pricing estimates.

Our revenues and operating results can fluctuate significantly from quarter to quarter, and in some cases, year to year. Customer demand is affected by, among other things, reactor operations, maintenance and the timing of refueling outages. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for annual or two-year refuelings in the spring or fall, or for 18-month cycles alternating between both seasons. Customer payments for the SWU component of LEU typically average approximately $15 million per order. As a result, a relatively small change in the timing of customer orders for LEU due to a change in a customer's refueling schedule may cause operating results to be substantially above or below expectations. Customer requirements and orders are more predictable over the longer term, and we believe our performance is best measured on an annual, or even longer, business cycle. Our revenue could be adversely affected by actions of the NRC or nuclear regulators in foreign countries issuing orders to modify, delay, suspend or shut down nuclear reactor operations within their jurisdictions.

Our financial performance over time can be significantly affected by changes in prices for SWU. The long-term SWU price indicator, as published by TradeTech, LLC in *Nuclear Market Review*, is an indication of base-year prices under new long-term enrichment contracts in our primary markets. Since our backlog includes contracts awarded to us in previous years, the average SWU price billed to customers typically lags behind the current price indicators. Following are the long-term SWU price indicator, the long-term price for UF_6, as calculated using indicators published in *Nuclear Market Review*, and the spot price indicator for UF_6:

	December 31,		
	2008	2007	2006
Long-term SWU price indicator ($/SWU)......	$ 159.00	$ 143.00	$ 136.00
UF_6:			
Long-term price composite ($/KgU)	195.15	260.47	192.54
Spot price indicator ($/KgU)	140.00	241.00	199.00

A substantial portion of our earnings and cash flows in recent years has been derived from sales of uranium. We expect to continue to supplement our supply of uranium by underfeeding the production process at the Paducah GDP. We may also purchase uranium from suppliers in connection with specific customer contracts, as we have in the past. Underfeeding is a mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, we vary our production process to underfeed uranium based on the economics of the cost of electric power relative to the prices of uranium and enrichment. As noted in the table above, spot market prices for uranium declined in 2008 while electric power costs increased, pressuring the economics of underfeeding the enrichment process to obtain uranium for resale. Given supply and demand conditions in the spot uranium market, we see fewer opportunities for near-term spot sales. We will continue to monitor and optimize the economics of our production based on the cost of power and market conditions for SWU and uranium.

We supply uranium to the Russian Federation for the LEU we receive under the Russian Contract. We replenish our uranium inventory with uranium supplied by customers under our contracts for the sale of SWU and through underfeeding our production process. Our older contracts give customers the flexibility to determine the amounts of natural uranium that they deliver to us, which can result in our receiving less uranium from customers than we transfer from our inventory to the Russian Federation under the Russian Contract. Our new SWU sales contracts and certain older contracts that we have renegotiated require customers to deliver a greater amount of natural uranium to us.

The recognition of revenue and earnings for uranium sales is deferred until LEU to which the customer has title is physically delivered rather than at the time title transfers to the customer. The timing of revenue recognition for uranium sales is uncertain.

Our contracts with customers are denominated in U.S. dollars, and although revenue has not been directly affected by changes in the foreign exchange rate of the U.S. dollar, we may have a competitive price advantage or disadvantage obtaining new contracts in a competitive bidding process depending upon the weakness or strength of the U.S. dollar. Costs of our primary competitors are denominated in the major European currencies.

Revenue from U.S. Government Contracts

We perform and earn revenue from contract work for DOE and DOE contractors at the Paducah and Portsmouth GDPs, including a contract for maintenance of the Portsmouth GDP in cold shutdown. DOE and USEC have periodically extended the Portsmouth GDP cold shutdown contract, most recently through April 30, 2009. DOE has announced its intention to negotiate a sole-source extension of the cold shutdown contract through September 30, 2010. Continuation of U.S. government contracts is subject to DOE funding and Congressional appropriations. Revenue from U.S. government contracts is based on allowable costs determined under government cost accounting standards. Allowable costs include direct costs as well as allocations of indirect plant and corporate overhead costs and are subject to audit by the Defense Contract Audit Agency. Also refer to "DOE Contract Services Matter" in note 16 to the consolidated financial statements. Revenue from the U.S. government contracts segment includes revenue from our subsidiary NAC International Inc. ("NAC").

Cost of Sales

Cost of sales for SWU and uranium is based on the amount of SWU and uranium sold and delivered during the period and is determined by a combination of inventory levels and costs, production costs, and purchase costs. Production costs consist principally of electric power, labor and benefits, long-term depleted uranium disposition cost estimates, materials, depreciation and amortization, and maintenance and repairs. Under the monthly moving average inventory cost method that we use, coupled with our inventories of SWU and uranium, an increase or decrease in production or purchase costs will have an effect on inventory costs and cost of sales over current and future periods.

We have agreed to purchase approximately 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013. Purchases under the Russian Contract are approximately one-half of our supply mix. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective view of the index is used to minimize the disruptive effect of short-term market price swings. Increases in these price points in recent years have resulted in increases to the index used to determine prices under the Russian Contract. On February 13, 2009, we entered into an amendment to the Russian Contract to revise the pricing methodology for delivery in calendar years 2010 through 2013. Approval of both the U.S. government and the government of the Russian Federation is required for the amendment to become effective. The new pricing methodology is intended to enhance the stability of future pricing for both parties through a formula that combines a different mix of price points and other pricing elements. We expect that prices paid under the Russian Contract, as amended, will continue to increase year over year, and that the total amount paid to the Russian Federation for the SWU component of the LEU delivered under the Russian Contract over the 20 year term of the contract will substantially exceed $8 billion by the time the contract is completed in 2013. Officials of the Russian government have announced that Russia will not extend the Russian Contract or the government-to-government agreement it implements, beyond 2013. Accordingly, we do not anticipate that we will purchase Russian SWU after 2013.

We provide for the remainder of our supply mix from the Paducah GDP. The gaseous diffusion process uses significant amounts of electric power to enrich uranium. Costs for electric power are approximately 70-75% of production costs at the Paducah GDP. In 2008, the power load at the Paducah GDP averaged 1,680 megawatts, an increase of 11% compared to 2007. Additional purchases of power allow us to underfeed the production process and increase our LEU production. The quantity of uranium that is added to uranium inventory from underfeeding is accounted for as a byproduct of the enrichment process. Production costs are allocated to the uranium added to inventory based on the net realizable value of the uranium, and the remainder of production costs is allocated to SWU inventory costs.

We purchase most of the electric power for the Paducah GDP under a power purchase agreement with TVA that expires May 31, 2012. Pricing under the TVA power contract consisted of a summer and a non-summer base energy price through May 31, 2008. Beginning June 1, 2008, the price consists of a year-round base energy price that increases moderately based on a fixed, annual schedule. All prices are subject to a fuel cost adjustment provision to reflect changes in TVA's fuel costs, purchased power costs, and related costs. The impact of the fuel cost adjustment has been negative for USEC, imposing an average increase over base contract prices of about 15% in 2008 and 8% in 2007. The impact of future fuel cost adjustments, which is substantially influenced by coal prices and hydroelectric power availability, is uncertain and our cost of power could fluctuate in the future above or below the agreed increases in the base energy price. We expect the fuel cost adjustment to continue to cause our purchase cost to remain above base contract prices, but is uncertain given volatile energy prices.

The quantity of power purchases under the TVA contract generally ranges from 300 megawatts in the summer months (June – August) to up to 2,000 megawatts in the non-summer months. We supplement the TVA contract during the summer months with additional power purchased at market-based prices. Beginning June 1, 2010 through the expiration of the contract on May 31, 2012, the quantity of non-summer power purchases will be reduced to a maximum of 1,650 megawatts at all hours. This is designed to provide a transition down for the TVA power system because of the significant amount of power being purchased by us. We expect to supplement the TVA contract with additional power purchases beginning June 1, 2010 and will be evaluating possible sources of power for delivery after May 31, 2012.

We are required to provide financial assurance to support our payment obligations to TVA. These include a letter of credit and weekly prepayments based on TVA's estimate of the price and our usage of power.

Advanced Technology Costs

Expenditures related to American Centrifuge technology for the years ended December 31, 2008, 2007, and 2006, as well as cumulative expenditures as of December 31, 2008, follow (in millions):

	2008	2007	2006	Cumulative as of December 31, 2008
Amount expensed as part of advanced technology costs	$108.8	$125.9	$103.3	$542.1
Amount capitalized as part of construction work in progress (A)	420.0	118.5	41.2	601.8
Equipment, building and land used for manufacturing and plant	37.0	6.4	1.1	47.0
Depreciation and transfers (B)	(3.0)	(0.6)	(0.5)	(4.5)
Prepayments to suppliers for services not yet performed	7.8	16.9	-	24.7
Total ACP expenditures, including accruals (C)	$570.6	$267.1	$145.1	$1,211.1

(A) Amounts capitalized include interest of $14.7 million in 2008, $6.3 million in 2007 and $3.1 million in 2006. Cumulative capitalized interest as of December 31, 2008 is $25.0 million.

(B) Depreciation and transfers represents the systematic and rational allocation of the costs for equipment and building used for manufacturing and plant that are ready for their intended use. These depreciation and transfers are part of the amount capitalized as part of construction work in progress.

(C) Total expenditures are all American Centrifuge costs including, but not limited to, demonstration facility, licensing activities, commercial plant facility, program management, interest related costs and accrued asset retirement obligations capitalized. This includes $48.5 million of accruals at December 31, 2008.

For discussions of the financing plan for the American Centrifuge Plant, see "Management's Discussion and Analysis – Liquidity and Capital Resources." For discussions of the project budget for the American Centrifuge Plant, see "Business and Properties – The American Centrifuge Plant – Project Budget." Risks and uncertainties related to the deployment of the American Centrifuge Plant are described in Item 1A, "Risk Factors" of this report.

Advanced technology costs also include research and development efforts undertaken for NAC, relating primarily to its new generation MAGNASTOR™ dual-purpose dry storage system for spent fuel. MAGNASTOR, or Modular, Advanced Generation, Nuclear All-purpose Storage System, consists of a welded stainless steel canister inside a steel-lined concrete cask for storage. On February 4, 2009, MAGNASTOR was added to the NRC's list of dry storage casks approved for use under a general license. MAGNASTOR has the largest capacity of any cask system approved to date. NAC will submit an amendment for the storage of damaged fuel and an application for a transport license including damaged fuel in 2009.

Critical Accounting Estimates

Our significant accounting policies are summarized in note 1 to our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles. Included within these policies are certain policies that require critical accounting estimates and judgments. Critical accounting estimates are those that require management to make assumptions about matters that are uncertain at the time the estimate is made and for which different estimates, often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but are inherently uncertain and unpredictable, could have a material impact on our operating results and financial condition. It is also possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as the healthcare environment, legislation and regulation.

The sensitivity analyses used below are not intended to provide a reader with our predictions of the variability of the estimates used. Rather, the sensitivities used are included to allow the reader to understand a general cause and effect of changes in estimates.

We have identified the following to be our critical accounting estimates:

Pension and Postretirement Health and Life Benefit Costs and Obligations

We provide retirement benefits under defined benefit pension plans and postretirement health and life benefit plans. The valuation of benefit obligations and costs is based on provisions of the plans and actuarial assumptions that involve judgments and estimates. Changes in actuarial assumptions could impact the measurement of benefit obligations and benefit costs, as follows:

- The weighted average expected return on benefit plan assets was 8.0% for 2008 and is 7.7% for 2009. The expected return is based on historical returns and expectations of future returns for the composition of the plans' equity and debt securities. A 0.5% decrease in the expected return on plan assets would increase annual pension costs by $2.8 million and postretirement health and life costs by $0.2 million.

  The differences between the actual return on plan assets and expected return on plan assets are accumulated in Net Actuarial Gains and (Losses), which are recognized as an increase or decrease to benefit costs over a number of years based on the employees' average future service lives, provided such amounts exceed certain thresholds which are based upon the obligation or the value of plan assets, as provided by accounting standards.

  In 2008, actual returns for our defined benefit pension plan assets were significantly below our expected long-term rate of return on plan assets of 8% due to adverse conditions in the financial markets. This performance and the associated decline in pension plan asset values did not impact our funding pattern with respect to these plans in 2008.

- A weighted average discount rate of 6.1% was used at December 31, 2008 to calculate the net present value of benefit obligations. The discount rate is the estimated rate at which the benefit obligations could be effectively settled on the measurement date and is based on yields of high quality fixed income investments whose cash flows match the timing and amount of expected benefit payments of the plans. A 0.5% reduction in the discount rate would increase the valuation of pension benefit obligations by $50.2 million and postretirement health and life benefit obligations by $9.8 million, and the resulting changes in the valuations would increase annual pension costs by $5.6 million and postretirement health and life benefit costs by $1.1 million.

- The healthcare costs trend rates are 8.25% projected in 2009 reducing to 5.0% in 2016. The healthcare costs trend rate represents our estimate of the annual rate of increase in the gross cost of providing benefits. The trend rate is a reflection of health care inflation assumptions, changes in healthcare utilization and delivery patterns, technological advances, and changes in the health status of our plan participants. A 1% increase in the healthcare cost trend rates would increase postretirement health benefit obligations by about $8.6 million and would increase costs by about $1.0 million.

Costs for the Future Disposition of Depleted Uranium and GDP Lease Turnover Costs

SWU and uranium inventories include estimates and judgments for production quantities and production costs. Production costs include estimates of future expenditures for the conversion, transportation and disposition of depleted uranium, the treatment and disposal of hazardous, low-level radioactive and mixed wastes, and GDP lease turnover costs. An increase or decrease in production costs has an effect on inventory costs and cost of sales over current and future periods.

We store depleted uranium generated from our operations at the Paducah and Portsmouth GDPs and accrue estimated costs for its future disposition. We anticipate that we will send most or all of our depleted uranium to DOE for disposition unless a more economic disposal option becomes available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process our depleted uranium if we provided it to DOE for disposal. If we were to dispose of our depleted uranium in this way, we would be required to reimburse DOE for the related costs of disposing our depleted uranium, including our pro rata share of DOE's capital costs. Processing DOE's depleted uranium is expected to take about 25 years. The timing of the disposal of our depleted uranium has not been determined. The long-term liability for depleted uranium disposition is dependent upon the volume of depleted uranium that we generate and estimated processing, transportation and disposal costs. Our estimate of the unit disposal cost is based primarily on estimated cost data obtained from DOE without consideration given to contingencies or reserves. Our estimate of the unit cost is periodically reviewed and updated as additional information becomes available.

The NRC requires that we guarantee the disposition of our depleted uranium with financial assurance. Our estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC. Our estimated cost and accrued liability, as well as financial assurance we provide for the disposition of depleted uranium, are subject to change as additional information becomes available.

Lease turnover costs are estimated and accrued for the Paducah and Portsmouth GDPs. For the operating Paducah GDP, the balance of expected costs is being accrued over the expected productive life of the plant. Costs of returning the GDPs to DOE in acceptable condition include removing uranium deposits as required and removing USEC-generated waste. Significant estimates and judgments relate to staffing and other costs associated with the planning, execution and documentation of the lease turnover requirements.

The amount and timing of future costs could vary from amounts accrued. At December 31, 2008, the accrued liability for depleted uranium is $119.5 million and the accrued liability for lease turnover costs is $55.4 million.

American Centrifuge Technology Costs

Costs relating to the American Centrifuge technology are charged to expense or capitalized based on the nature of the activities and estimates and judgments involving the completion of project milestones. Costs relating to the demonstration of American Centrifuge technology are charged to expense as incurred. Demonstration costs historically have included NRC licensing of the American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities, and assembling and testing of centrifuge machines and equipment at centrifuge test facilities located in Oak Ridge, Tennessee and at the American Centrifuge Demonstration Facility.

Capitalized costs relating to the American Centrifuge technology include NRC licensing of the American Centrifuge Plant in Piketon, Ohio, engineering activities, construction of centrifuge machines and equipment, leasehold improvements and other costs directly associated with the commercial plant. Capitalized centrifuge costs are recorded in property, plant and equipment as part of construction work in progress. The continued capitalization of such costs is subject to ongoing review and successful project completion. During the second half of 2007, we moved from a demonstration phase to a commercial plant phase in which significant expenditures are capitalized based on management's judgment that the technology has a high probability of commercial success and meets internal targets related to physical control, technical achievement and economic viability.

If conditions change and deployment were no longer probable, costs that were previously capitalized would be charged to expense.

As we continue construction of the American Centrifuge Plant, we create asset retirement obligations based on our requirements to decontaminate and decommission ("D&D") the facility. The present value of an asset retirement obligation is recognized as a liability and an equivalent amount is recognized as part of the capitalized asset cost. The liability is accreted, or increased, over time for the time value of money. The accretion is charged to cost of sales. Upon commencement of commercial operations, the asset cost will be depreciated over the shorter of the asset life or the expected lease period. During each reporting period, we reassess and revise the estimate of asset retirement obligations based on construction progress, cost evaluation of future D&D expectations, and other judgmental considerations.

Income Taxes

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. To the extent that the final tax outcome of these matters is different than the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. If the provision for income taxes increases/decreases by 1% of income from continuing operations, net income would have declined/improved by $0.7 million in 2008.

Accounting for income taxes involves estimates and judgments relating to the tax bases of assets and liabilities and the future recoverability of deferred tax assets. In assessing the realization of deferred tax assets, we determine whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income in future years when deferred tax assets are recoverable or are expected to reverse. Factors that may affect estimates of future taxable income include, but are not limited to, competition, changes in revenue, costs or profit margins, market share and developments related to the American Centrifuge Plant. We have determined that it is more likely than not that deferred tax assets will be realized. At December 31, 2008, our net deferred tax assets were $341.2 million.

Determining the need for or the amount of a valuation allowance involves judgments, estimates and assumptions. We review historical results, forecasts of taxable income based upon business plans, eligible carryforward periods, periods over which deferred tax assets are expected to reverse, developments related to the American Centrifuge Plant, tax planning opportunities, and other relevant considerations. The underlying assumptions may change from period to period. If we were to determine that it is more likely than not that all or some of the deferred tax assets will not be realized in future years, a valuation allowance would result.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which became effective January 1, 2007. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before the related tax benefit may be recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2008, the liability for unrecognized tax benefits, included in other long-term liabilities, was $3.8 million and accrued interest and penalties totaled $0.9 million.

Results of Operations

We have two reportable segments measured and presented through the gross profit line of our income statement: the low enriched uranium ("LEU") segment with two components, separative work units ("SWU") and uranium, and the U.S. government contracts segment. The LEU segment is our primary business focus and includes sales of the SWU component of LEU, sales of both SWU and uranium components of LEU, and sales of uranium. The U.S. government contracts segment includes work performed for DOE and its contractors at the Portsmouth and Paducah GDPs as well as nuclear energy services and technologies provided by NAC. Intersegment sales between our reportable segments were less than $0.1 million in each year presented below and have been eliminated in consolidation.

2008 Compared to 2007

	2008	2007	Change	%
		(millions)		
LEU segment				
Revenue:				
SWU revenue	$1,175.5	$1,570.5	$(395.0)	(25)%
Uranium revenue	217.1	163.5	53.6	33%
Total	1,392.6	1,734.0	(341.4)	(20)%
Cost of sales	1,202.2	1,473.6	271.4	18%
Gross profit	$190.4	$260.4	$(70.0)	(27)%
U.S. government contracts segment				
Revenue	$222.0	$194.0	$28.0	14%
Cost of sales	183.6	166.9	(16.7)	(10)%
Gross profit	$38.4	$27.1	$11.3	42%
Total				
Revenue	$1,614.6	$1,928.0	$(313.4)	(16)%
Cost of sales	1,385.8	1,640.5	254.7	16%
Gross profit	$228.8	$287.5	$(58.7)	(20)%

Revenue

The volume of SWU sold declined 27% in 2008 compared to 2007 due to the timing of utility customer refuelings. Because a majority of the reactors served by USEC are refueled on an 18-to-24 month cycle, we anticipate deliveries in 2009 roughly similar to 2007. The average price billed to customers for sales of SWU increased 2% reflecting the particular contracts under which SWU was sold during the periods as well as the general trend of higher prices under contracts signed in recent years. There was no revenue under barter contracts in 2008. In 2007, revenue from the sales of SWU under barter contracts, based on the estimated fair value of uranium received in exchange for SWU, was $50.8 million.

The volume of uranium sold in 2008 compared to 2007 declined 4% and the average price increased 38% reflecting the timing of customer orders and the particular price mix of contracts under which uranium was sold.

Revenue from the U.S. government contracts segment increased 14% in 2008 compared to 2007. Revenue for contract work at the Portsmouth GDP increased $18.8 million to $176.2 million in 2008. This increase was related to cold shutdown efforts and incremental revenue for fiscal 2002 DOE contract work based on the resolution of concerns regarding billable incurred costs. Revenue for contract work at the Paducah GDP also increased by $1.2 million to $12.7 million in 2008. Revenue for contract work at NAC increased $8.0 million to $33.1 million in 2008 due to the timing of sales for NAC.

As of December 31, 2008, we have finalized and submitted to DOE the billable incurred costs for Portsmouth and Paducah GDP contract work for the six months ended December 31, 2002 and the years ended December 31, 2003, 2004, 2005, 2006 and 2007. At December 31, 2008, $4.6 million, reflecting the elimination of allowances associated with estimates contained in the provisional billing rates, was recognized. Additional revenue based on the difference between provisional billing rates and final billing rates will be recognized upon completion of the DCAA audit and notice by DOE authorizing final billing.

Cost of Sales

Cost of sales for SWU and uranium declined $271.4 million (or 18%) in 2008 compared to 2007 due to the declines in volumes sold partially offset by higher unit costs. Under our monthly moving average cost method, new production and acquisition costs are averaged with the cost of inventories at the beginning of the period. Cost of sales per SWU was 4% higher in 2008 compared to 2007.

Production costs increased $108.5 million (or 14%) in 2008 compared to 2007 primarily due to a 10% increase in overall production volume and an increase in the average cost of electric power. Unit production costs increased 3%. The cost of electric power increased by $104.7 million year-to-year, reflecting an additional 1.6 million megawatt hours purchased in 2008, an increase of 12%. The increase in production volume and power purchased resulted in a 2% decline in our electric power usage efficiency. The average cost per megawatt hour increased 6% driven by TVA fuel cost adjustments and higher costs for supplemental power purchased at market-based prices.

Purchase costs for the SWU component of LEU under the Russian Contract increased $53.0 million in 2008 compared to 2007 due to an 11% increase in the market-based purchase cost per SWU. Purchase prices paid under the Russian Contract are set by a market-based pricing formula and have increased as market prices have increased in recent years.

Cost of sales for the U.S. government contracts segment increased $16.7 million (or 10%) primarily due to increased contract work related to cold shutdown efforts and NAC timing of sales.

Gross Profit

Our gross profit margin was 14.2% in 2008 compared to 14.9% in 2007 reflecting lower margins in the LEU segment slightly offset by higher margins in the U.S. government contracts segment.

Gross profit for SWU and uranium declined $70.0 million in 2008 compared to 2007 due to lower SWU sales volume and higher inventory costs, partly offset by higher average sales prices for SWU and uranium.

Gross profit for the U.S. government contracts segment increased $11.3 million in 2008 compared to 2007 due to increased contract work related to cold shutdown efforts at the Portsmouth GDP, incremental revenue for fiscal 2002 DOE contract work based on the resolution of concerns regarding billable incurred costs, and the elimination of allowances associated with estimates contained in the provisional billing rates for the six months ended December 31, 2002 and the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

The following table presents elements of the accompanying consolidated statements of income that are not categorized by segment (amounts in millions, except percentages):

	2008	2007	Change	%
Gross profit	$228.8	$287.5	$(58.7)	(20)%
Advanced technology costs	110.2	127.3	17.1	13%
Selling, general and administrative	54.3	45.3	(9.0)	(20)%
Operating income	64.3	114.9	(50.6)	(44)%
Interest expense	17.3	16.9	(0.4)	(2)%
Interest (income)	(24.7)	(33.8)	(9.1)	(27)%
Income before income taxes	71.7	131.8	(60.1)	(46)%
Provision for income taxes	23.0	35.2	12.2	35%
Net income	$48.7	$96.6	$(47.9)	(50)%

Advanced Technology Costs

The decrease in advanced technology costs reflects reduced demonstration costs for the American Centrifuge technology. Demonstration costs associated with assembling and testing of centrifuge machines and equipment at our Oak Ridge test facilities has declined as spending has increased in activities related to capitalized construction work in progress on the centrifuge machines and American Centrifuge Plant. Demonstration costs for the American Centrifuge technology were $108.8 million in 2008 compared to $125.9 million in 2007. The remaining amounts included in advanced technology costs are efforts by NAC to develop its MAGNASTOR storage system.

Selling, General and Administrative

Compensation and benefit expenses increased $2.1 million in 2008 compared to 2007 reflecting the low level of stock-based compensation expense in 2007 that resulted from a decline in our stock price. Consulting costs increased $1.9 million primarily related to strategy, enterprise risk management, and organizational efforts. Travel costs increased $1.1 million primarily related to additional corporate travel related to the American Centrifuge project. Selling, general, and administrative expenses in 2007 reflect the reversal of a previously accrued tax penalty of $3.4 million.

Interest Expense and Interest Income

Interest expense increased $0.4 million (or 2%) reflecting a full year of interest in 2008 on our 3.0% convertible senior notes or an increase of approximately $12.8 million, offset by increased interest amounts capitalized related to American Centrifuge of approximately $8.4 million, as well as reductions in interest expense as we repaid a portion of our 6.75% senior notes. In addition, accrued interest expense for taxes decreased $2.8 million period to period reflecting the reduction in our FIN 48 liability.

Interest income declined $9.1 million (or 27%) in 2008 compared to 2007. Interest income in 2007 benefited from reversals of previously accrued interest expense on taxes and interest expense recorded upon the adoption of FIN 48 effective January 1, 2007. These reversals related to the expiration of the U.S. federal statute of limitations with respect to tax return years 1998 through 2003 and agreement on outstanding matters reached with the IRS during the second quarter of 2007. Partially offsetting the decline in interest income was a $2.2 million increase of interest income on short-term investments in 2008 as a result of increased cash and investment balances following our issuance of convertible notes and common stock in September 2007.

Provision for Income Taxes

The provision for income taxes in 2008 was $23.0 million, including benefits of $4.4 million primarily due to reversals of previously accrued amounts under accounting guidance provided in FIN 48 of $2.9 million and an increase in research credits of $1.5 million for 2007 which resulted from a research credit study completed in the third quarter 2008. The reversals of FIN 48 liabilities in 2008 of $2.9 million primarily resulted from the completion of IRS federal income tax audits for 2004 through 2006. The provision for income taxes of $35.2 million in 2007 included $12.6 million in benefits due to reversals of accruals previously recorded and those associated with the adoption of FIN 48. These reversals primarily resulted from the expiration of the U.S. federal statute of limitations with respect to tax return years 1998 through 2003.

Excluding the effects of FIN 48 and research credit related adjustments, the overall effective income tax rate was 38% in 2008 and 36% in 2007. The increase is primarily due to decreases in income before income taxes, the manufacturing deduction, and the FIN 48 penalty reversal, offset by the increase in the federal research credit. In October 2008, the federal research credit was extended through December 31, 2009.

Net Income

Net income declined $47.9 million (or $0.60 per share–basic and $0.59 per share-diluted) in 2008 compared to 2007 due primarily to the after-tax impact of lower gross profits in the LEU segment due to lower SWU sales volume, which was a result of the timing of utility customer refuelings, and higher inventory costs, partially offset by higher average sales prices for SWU and uranium. The decline was partially offset by lower advanced technology expenses. In addition, the corresponding period in 2007 benefited by $22.1 million from the impact of reversals of accruals previously recorded and those associated with the adoption of FIN 48, released upon the U.S. federal statute of limitations expiration with respect to tax return years 1998 through 2003 and the completion of the IRS examination for all tax years through 2003. The decline in net income per share also reflects our issuance of 23 million shares of common stock in September 2007.

2007 Compared to 2006

	2007	2006	Change	%
		(millions)		
LEU segment				
Revenue:				
SWU revenue	$1,570.5	$1,337.4	$233.1	17%
Uranium revenue	163.5	316.7	(153.2)	(48)%
Total	1,734.0	1,654.1	79.9	5%
Cost of sales	1,473.6	1,349.2	(124.4)	(9)%
Gross profit	$260.4	$304.9	$(44.5)	(15)%
U.S. government contracts segment				
Revenue	$194.0	$194.5	$(0.5)	0%
Cost of sales	166.9	162.5	(4.4)	(3)%
Gross profit	$27.1	$32.0	$(4.9)	(15)%
Total				
Revenue	$1,928.0	$1,848.6	$79.4	4%
Cost of sales	1,640.5	1,511.7	(128.8)	(9)%
Gross profit	$287.5	$336.9	$(49.4)	(15)%

Revenue

The volume of SWU sold increased 8% in 2007 compared to 2006 and the average price billed to customers increased 9%. The increase in volume reflects net increases in purchases by customers and the timing of utility customer refuelings. The increase in the average price reflects higher prices charged to customers under contracts signed in recent years, price increases from contractual provisions for inflation and market adjustments, and the mix of deliveries under newer versus older contracts.

Revenue from the sales of SWU under barter contracts, based on the estimated fair value of uranium received in exchange for SWU, was $50.8 million in 2007 and $12.5 million in 2006.

The volume of uranium sold decreased 60% reflecting declines in our inventory of uranium available for sale. The average price for uranium delivered increased 29% reflecting higher-priced contracts signed with customers in recent years.

Revenue from the U.S. government contracts segment declined less than 1% in 2007 compared to 2006. Revenue for contract work at the Portsmouth GDP increased $0.7 million in 2007 due to an additional scope of work performed under the cold shutdown contract partially offset by a reduction resulting from the completion of the legacy centrifuge equipment removal project in August 2006. Revenue for contract work at the Paducah GDP and NAC slightly declined in 2007 compared to 2006 offsetting the Portsmouth GDP increase.

Cost of Sales

Cost of sales for SWU and uranium increased $124.4 million (or 9%) in 2007 compared to 2006 primarily due to the 8% increase in the volume of SWU sold. Cost of sales per SWU was 7% higher reflecting increases in average inventory costs. Under our monthly moving average cost method, new production and acquisition costs are averaged with the cost of inventories at the beginning of the period.

Production costs increased $157.2 million (or 25%), primarily due to increases in the cost of electric power. Production levels increased 9% and unit production costs increased 14%. The cost for electric power increased $147.3 million, reflecting an increase in the average cost per megawatt hour and an increase in megawatt hours purchased. The average cost per megawatt hour increased 22%, reflecting higher prices under the TVA power contract effective June 2006. The utilization of electric power, a measure of production efficiency, was about the same in 2007 as in 2006.

Purchase costs for the SWU component of LEU under the Russian Contract increased $23.4 million due to increases in the market-based purchase cost per SWU. Purchase prices paid under the Russian Contract are set by a market-based pricing formula and have increased as market prices have increased in recent years.

Cost of sales for the U.S. government contracts segment increased $4.4 million (or 3%) primarily due to sales of lower margin contract services at NAC.

Gross Profit

Our gross profit margin was 14.9% in 2007 compared to 18.2% in 2006 reflecting lower margins in both segments.

Gross profit for the LEU segment declined $44.5 million (or 15%) in 2007 compared to 2006. The positive impact of increases in SWU and uranium sales prices was reduced in 2007 compared to 2006 as higher production and purchase costs were recognized in cost of sales. In addition, the decline in uranium sales reflects reduced uranium available for sale.

Gross profit for the U.S. government contracts segment declined $4.9 million (or 15%) due to sales of lower margin contract services at NAC.

The following table presents elements of the accompanying consolidated statements of income that are not categorized by segment (amounts in millions, except percentages):

	2007	2006	Change	%
Gross profit	$287.5	$336.9	$(49.4)	(15)%
Special charges	-	3.9	3.9	-
Advanced technology costs	127.3	105.5	(21.8)	(21)%
Selling, general and administrative	45.3	48.8	3.5	7%
Operating income	114.9	178.7	(63.8)	(36)%
Interest expense	16.9	14.5	(2.4)	(17)%
Interest (income)	(33.8)	(6.2)	27.6	445%
Income before income taxes	131.8	170.4	(38.6)	(23)%
Provision for income taxes	35.2	64.2	29.0	45%
Net income	$96.6	$106.2	$(9.6)	(9)%

Special Charges

Special charges in 2006 consisted of $1.3 million related to an organizational restructuring and $2.6 million resulting from the impairment of an intangible asset related to the 2004 acquisition of NAC. The acquisition cost allocated to customer contracts and relationships from the NAC acquisition was reduced after DOE set aside certain contract work for small businesses for which NAC did not qualify.

Advanced Technology Costs

The increase in advanced technology costs reflects increased demonstration costs for the American Centrifuge technology. NAC-related advanced technology costs were $1.3 million in 2007 and $2.1 million in 2006.

Selling, General and Administrative

The decline in selling, general, and administrative expenses reflects a reversal in 2007 of a previously accrued tax penalty of $3.4 million. We reached agreement with the IRS during the second quarter of 2007 on certain deductions related to expenditures made in the tax return years 1998 through 2000. Consulting expenses declined $0.8 million in 2007 compared to 2006. Offsetting these improvements were increased stock-based compensation expenses resulting primarily from vesting of participants in our equity compensation plans.

Interest Expense and Interest Income

Interest expense increased in 2007 compared to 2006 due to accrued interest on our $575.0 million of convertible notes issued in September 2007, and increases of accrued interest for taxes. The increase is partly offset by an increase of $3.2 million in capitalized interest related to the American Centrifuge Plant and our repayment of $288.8 million of our 6.625% senior notes on the scheduled maturity date in January 2006.

Interest income increased due, in large part, to reversals of previously accrued interest expense on taxes and interest expense recorded upon the adoption of FIN 48 effective January 1, 2007. These reversals relate to the expiration of the U.S. federal statute of limitations with respect to tax return years 1998 through 2003 and agreement on outstanding matters reached with the IRS during the second quarter of 2007. The increase in interest income is also due to increased cash and investment balances resulting from the proceeds from our issuances of convertible notes and common stock in September 2007.

Provision for Income Taxes

The provision for income taxes in 2007 was $35.2 million with an overall effective income tax rate of 27%. We recorded the effects of $12.6 million of tax benefits due to reversals of accruals previously recorded and those associated with the adoption of FIN 48 effective January 1, 2007. Excluding these effects, our effective tax rate would have been 36% in 2007. The most significant items in the remaining difference between the effective tax rate in 2007 as compared to the statutory federal and state income tax rate include the positive effects related to our manufacturing deduction and research and other tax credits.

The provision for income taxes in 2006 was $64.2 million with an overall effective income tax rate of 38%. Differences between the effective tax rate in 2006 as compared to the statutory federal and state income tax rate include the effects of state deferred tax asset reductions offset by research and other tax credits.

Net Income

Net income declined $9.6 million (or $0.18 per share–basic and diluted) in 2007 compared to 2006, reflecting the after-tax impacts of lower gross profits and higher American Centrifuge demonstration costs, partly offset by $22.1 million of tax-related effects from the impact of reversals of accruals previously recorded and those associated with the adoption of FIN 48, released upon the U.S. federal statute of limitations expiration with respect to tax return years 1998 through 2003 and the completion of the IRS examination for all tax years through 2003. The decline in net income per share also reflects our issuance of 23 million shares of common stock in September 2007.

2009 Outlook

As expressed in previous guidance, we expect the volume of SWU sold in 2009 to return to a level similar to that seen in 2007. Because a majority of our customers refuel their reactors on an 18-to-24 month cycle, those customers who refueled reactors in 2007 are likely to require LEU again in 2009. In the past five years, we have sold roughly 10 to 13 million SWU per year, and we expect to exceed the high end of that range in 2009.

We expect total revenue in the range of $2.2 to $2.25 billion in 2009. Revenue from SWU sales is expected to be approximately $1.8 billion, or about 50% higher than 2008. SWU volume is expected to be approximately 40% higher and the average price billed to customers is expected to be 10% higher. Revenue from uranium is expected to decline to just under $200 million in 2009 as spot uranium prices gradually fell during 2008. The recognition of this revenue is subject to the timing of uranium used as feed stock in LEU deliveries. Revenue from government services and other is expected to be relatively flat at about $220 million in 2009.

Electric power represents 70% to 75% of our cost of production at the Paducah GDP. We have a contract with the Tennessee Valley Authority to purchase 2,000 megawatts of power during the non-summer months of 2009 at a fixed base price that increased slightly over 2008. Under this contract we also pay an adjustment to reflect the cost of fuel or purchased power above or below the cost assumed in that base price. The fuel cost adjustment averaged 15% above the base price in 2008 and TVA has continued to forecast increased fuel and purchased power costs for 2009. The uncertainty of fuel prices in the current economic climate results in difficulty in predicting this major production cost component, and variations from our forecast can significantly affect results. We produce about half of our supply and purchase half from Russia under the Megatons to Megawatts program. Under the program's market-based pricing formula, we expect to pay Russia about 11% more for LEU purchased in 2009, compared to 2008, reflecting increases in SWU market price indicators in recent years.

Our cost of sales, reflecting higher production and purchase costs rolling through our inventory, is increasing faster than our average price billed to customers. This has put pressure on our gross margin in recent years and that trend is expected to continue in 2009. Thus, although our average price billed to customers is expected to improve from last year, the expected increase in cost of sales is greater. We expect our gross profit margin in 2009 to be between 10% and 12%, compared to 14.2% in 2008.

The sharp downturn in the fair value of pension and postretirement benefit plan assets, due primarily to market conditions from 2008, will also result in higher net benefit costs in 2009. These net benefit costs are embedded in our costs for both business segments, as well as selling, general and administrative ("SG&A") expense. Combined, this net benefit cost is estimated to be approximately $51 million higher than in 2008 and will also require us to fund these plans by approximately $15 million more than in 2008.

Below the gross profit line, we expect SG&A expense to be approximately $57 million in 2009. We expect our income tax rate will be close to the combined federal and state statutory rate. Although much of our spending on the American Centrifuge Plant is anticipated to be capitalized, we expect to continue development and value engineering efforts that are expensed. We expect to expense roughly $120 million of spending during 2009. In addition, our baseline plan for ACP capital expenditures in 2009 is approximately $700 million but this amount will be affected by our announced plan to slow down spending on the ACP, as discussed in "Liquidity and Capital Resources".

Based on these projections, we anticipate net income in a range of $25 to $50 million for 2009. Cash flows from operations in 2008 were negative in part due to a build-up of SWU inventory in advance of higher anticipated SWU deliveries in 2009. This inventory is expected to be monetized in 2009, thus substantially improving cash flow from operations, year over year. Although we expect higher disbursements for electric power, increased purchase costs from Russia and continued significant ACP spending that is expensed, we anticipate cash flow generated from operations in a range of $240 to $275 million.

Our financial results guidance is subject to a number of assumptions and uncertainties that could affect results either positively or negatively. Variations from our expectations could cause substantial differences between our guidance and ultimate results. Among the factors that could affect net income and cash flows are:

- Changes to the electric power fuel cost adjustment from our current projection;
- The potential for significantly reduced ACP spending as a result of our announced plan to slow down project spending;
- The amount of spending on the ACP that is classified as an expense;
- The timing of recognition of previously deferred revenue, particularly related to the sale of uranium;
- Movement and timing of customer orders;
- Changes in SWU and uranium market price indicators, and changes in inflation that can affect the price of SWU billed to customers; and
- Additional uranium sales made possible by underfeeding the production process at the Paducah GDP.

Liquidity and Capital Resources

We provide for our liquidity requirements through our cash balances, working capital and access to our bank credit facility. Our cash needs include the funding of American Centrifuge project activities.

We had a cash balance of $248.5 million as of December 31, 2008 compared to $886.1 million at December 31, 2007. We need to raise a significant amount of additional capital to continue funding and to complete the American Centrifuge Plant. We do not believe public market financing for a large capital project such as the American Centrifuge Plant is available to us given current financial market conditions. In July 2008, we applied to the DOE Loan Guarantee Program as the path for obtaining $2 billion in debt financing to complete the American Centrifuge Plant. Areva, a company majority owned by the French government, also applied for funding under this program for a proposed plant in the U.S. and is also being considered by DOE. We are seeking a selection of our project by DOE in the short term, followed by an expeditious funding commitment and financial closing. However, we have no assurance that our project will be selected to move forward in the program, and if we are selected, it could still take an extended period for the loan guarantee and funding to be finalized. Accordingly, we have initiated steps to conserve cash and reduce the planned escalation of project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program. In addition, on a parallel path, we continue to evaluate potential third-party investment.

Our intent is to reduce our spending in 2009 to work within the combination of our expected funds available through our cash from operations and available borrowings under our credit facility and ensure that we have adequate liquidity for our ongoing operations. Under our deployment schedule for the ACP, spending was expected to peak in 2009 with spending of approximately $800 million, including a substantial ramp up in coming months with the hiring of plant construction workers and preparing facilities that would provide key components for the AC100 centrifuge machines. Our initial steps to slow the growth of project spending in 2009 include sharply reducing the ramp up in hiring construction and craft workers for the ACP and deferring select procurements. We are working with our suppliers to identify and implement actions that can be taken to reduce costs while minimizing the impact on project cost and schedule. We may also take other actions to ensure that we have adequate liquidity for our ongoing operations and remain in compliance with covenants under our debt agreements. Further details are provided in "– Capital Structure and Financial Resources" and Part I, Item 1A, "Risk Factors" of this report.

Without a DOE loan guarantee or other financing and without taking into account our plans to slow down project spending in 2009, we anticipate that our cash, expected internally generated cash flow from operations and available borrowings under our revolving credit facility would be sufficient to meet our cash needs for approximately 6-9 months under our baseline budget and schedule. Taking into account our plans to slow down project spending, we anticipate that our liquidity will be sufficient beyond this period. If we determine that a loan guarantee or alternative financing is not forthcoming or available in the near term, we will take additional steps to implement further project spending reductions to maintain sufficient liquidity for at least twelve months. However, additional funds may be necessary sooner than we currently anticipate if we are not successful in our efforts to conserve cash or in the event of increases in the cost of the American Centrifuge project, unanticipated prepayments to suppliers, increases in financial assurance, unanticipated costs under the Russian Contract, increases in power costs or any shortfall in our estimated levels of operating cash flow, or to meet other unanticipated expenses.

We believe the Paducah GDP provides a meaningful operational backstop during the ACP deployment period and we have the flexibility to extend its operations as part of any alternative planning we may evaluate as the most prudent path for deploying the ACP.

The change in cash and cash equivalents from our consolidated statements of cash flows are as follows on a summarized basis (in millions):

	Years Ended December 31,		
	2008	2007	2006
Net cash provided by (used in) operating activities	$(104.9)	$109.2	$278.1
Net cash (used in) investing activities	(477.2)	(170.4)	(79.6)
Net cash provided by (used in) financing activities	(55.5)	775.9	(286.2)
Net increase (decrease) in cash and cash equivalents	$(637.6)	$714.7	$(87.7)

Operating Activities

During 2008, net cash used in operating activities was $104.9 million. Net inventory balances grew $270.6 million reflecting increased production volume and costs and a build-up of SWU inventory in advance of higher anticipated SWU deliveries in 2009. An additional use of cash flow was an increase in prepaid power costs of $17.7 million related to the TVA fuel adjustment and prepaid taxes of $20.9 million. A decrease in accounts receivable of $98.8 million in 2008 following strong sales in the fourth quarter of 2007 and increased deferred profits relating to uranium and LEU that were sold but not shipped during the year provided increased cash flow. Results of operations in 2008 contributed $48.7 million to cash flow and $34.2 million in non-cash adjustments for depreciation and amortization.

During 2007, we generated net cash flow from operating activities of $109.2 million. Results of operations of $96.6 million and $39.5 million in non-cash adjustments for depreciation and amortization contributed to our operating cash. Results of operations include approximately $22.1 million of non-cash related reversals of tax-related accruals previously recorded and those associated with the adoption of FIN 48. These increases in cash flow were slightly offset by the timing of other balance sheet items.

During 2006, we generated net cash flow from operating activities of $278.1 million. Results of operations contributed $106.2 million to cash flow and $36.7 million in non-cash adjustments for depreciation and amortization. A reduction in net inventory balances of $176.1 million period to period also contributed to cash flow, as we sold from existing inventories as well as from current production. Reductions in accounts payable and other liabilities reduced cash flow from operations by $82.1 million during the period, principally from tax payments, prepayment modifications under the amended TVA contract, and payments to our former president and chief executive officer in settlement of his claims. The timing of other balance sheet items, principally the timing of accounts receivable collections, also contributed to the increase in cash flow.

Investing Activities

Capital expenditures were $441.9 million in 2008, $137.2 million in 2007 and $44.8 million in 2006. Capital expenditures during these periods are principally associated with the American Centrifuge Plant, including prepayments made to suppliers for services not yet performed. Cash deposits are made as collateral for surety bonds were $35.3 million in 2008, $33.2 million in 2007 and $34.8 million in 2006. The surety bonds represent financial assurance relating primarily to the future disposition of depleted uranium generated in our enrichment process and American Centrifuge decontamination and decommissioning.

Financing Activities

There were no short-term borrowings under the credit facility at December 31, 2008 or at December 31, 2007. Aggregate borrowings and repayments under the revolving credit facility in 2008 were $48.3 million, and the peak amount outstanding was $37.4 million. In 2008, we repurchased $54.3 million of the 6.75% senior notes due January 20, 2009. The cost of the repurchase was $52.8 million and was net of a discount of $1.5 million. Subsequently, we repaid the remaining principal balance of $95.7 million on the scheduled maturity date of January 20, 2009 with available cash.

In September 2007, we raised net proceeds, after underwriter commissions and offering expenses, of approximately $775 million through the concurrent issuance of 23 million shares of common stock and $575 million in aggregate principal amount of convertible notes. Other issuances of common stock, primarily from employee stock-based compensation plans, provided cash flow from financing activities of $0.1 million in 2008, $0.5 million in 2007, and $2.5 million in 2006. There were 111.8 million shares of common stock outstanding at December 31, 2008, compared with 110.6 million at December 31, 2007, an increase of 1.2 million shares (or 1%) and 87.1 million at December 31, 2006, or an increase from 2006 to 2007 of 23.5 million shares (or 27%).

In January 2006, we repaid the remaining principal balance of our 6.625% senior notes of $288.8 million on the scheduled maturity date using cash on hand and borrowing under our bank credit facility of approximately $78.5 million. We repaid the $78.5 million borrowing with funds from operations by the end of January 2006.

Working Capital

	December 31,	
	2008	**2007**
	(millions)	
Cash and cash equivalents	$248.5	$886.1
Accounts receivable	154.1	252.9
Inventories, net	1,101.7	831.1
Current portion of long-term debt	(95.7)	-
Other current assets and liabilities, net	(234.3)	(255.3)
Working capital	$1,174.3	$1,714.8

The decline in working capital of $540.5 million reflects cash used in investing activities of $477.2 million in 2008, principally for capitalized expenditures associated with the American Centrifuge Plant. At December 31, 2008, the current portion of long-term debt consisted of the remaining balance of the 6.75% senior notes, which were paid in full on the scheduled maturity date of January 20, 2009. The increase in net inventories reflects a temporary build-up in anticipation of a greater volume of near-term SWU sales.

Capital Structure and Financial Resources

At December 31, 2008, our long-term debt consisted of $575.0 million in 3.0% convertible senior notes due October 1, 2014. These notes are unsecured obligations and rank on a parity with all of our other unsecured and unsubordinated indebtedness. Financing costs of $14.3 million related to the convertible notes were deferred and are being amortized over the life of the debt. The current portion of long-term debt, included in current liabilities, consisted of $95.7 million of 6.75% senior notes which were paid in full at maturity on January 20, 2009.

In August 2005, we entered into a five-year, syndicated bank credit facility, providing up to $400.0 million in revolving credit commitments, including up to $300.0 million in letters of credit, secured by assets of USEC Inc. and our subsidiaries. The credit facility is available to finance working capital needs and fund capital programs, including the American Centrifuge project. Financing costs of $3.5 million and $0.3 million to obtain and amend the credit facility, respectively, were deferred and are being amortized over the five-year life.

There were no short-term borrowings under the revolving credit facility at December 31, 2008 or December 31, 2007. Letters of credit issued under the facility amounted to $48.0 million at December 31, 2008 and $38.4 million at December 31, 2007.

Outstanding borrowings under the credit facility bear interest at a variable rate, which at our election is equal to either:

- the sum of (1) the greater of the JPMorgan Chase Bank prime rate and the federal funds rate plus ½ of 1%, plus (2) a margin ranging from 0.25% to 0.75% based upon collateral availability, or
- the sum of LIBOR plus a margin ranging from 2.0% to 2.5% based on collateral availability.

Borrowings under the credit facility are subject to limitations based on established percentages of qualifying assets such as eligible accounts receivable and inventory. The credit facility contains various reserve provisions that reduce available borrowings under the facility periodically or restrict the use of borrowings if certain requirements are not met, including those listed below.

	Requirement	December 31, 2008	December 31, 2007
		(millions)	
Available Credit		$343.0	$361.6
Credit facility provisions:			
Availability	≥ $35.0	$342.3	$360.9
Collateral Availability	≥ $75.0	$342.3	$393.3
Available Liquidity	≥ $125.0	$591.5	$1,247.7

As of December 31, 2008 and 2007, we met all of the reserve provision requirements by a large margin. However, we expect to have borrowings under the credit facility in 2009, which will reduce Availability, Collateral Availability and Available Liquidity.

"Available Credit" reflects the levels of qualifying assets at the end of the previous month less any borrowings or letters of credit, and will fluctuate during the year. Qualifying assets are reduced by certain reserves, principally a reserve for future obligations to DOE with respect to the turnover of the gaseous diffusion plants at the end of the term of the lease of these facilities.

"Availability" means, the lesser of (i) $400 million and (ii) the sum of eligible receivables and eligible inventory, subject to caps, less the sum of letters of credit issued, outstanding loan balances and accrued interest, fees and expenses. Availability equals Available Credit less accrued interest, fees and expenses.

"Collateral Availability" means the sum of eligible receivables and eligible inventory, subject to caps, minus the outstanding loans, letters of credit issued and accrued interest, fees and expenses.

"Available Liquidity" means Availability plus cash balances in accounts controlled by the administrative agent.

Additional details regarding these reserve provisions follow.

Requirement	Outcome
Availability ≥ $35 million	If not met at any time, an event of default is triggered.
Collateral Availability ≥ $75 million	If not met for 7 consecutive days, then fixed charge ratio required to be 1.00 to 1.00 until the 90th consecutive day Collateral Availability is restored to $75 million.
Available Liquidity ≥ $125 million	If not met for 7 consecutive days, non-financed capital expenditures are limited to $50 million until the 90th consecutive day Available Liquidity is restored to $125 million.

Other reserves under the revolving credit facility, such as availability reserves and borrowing base reserves, are customary for credit facilities of this type.

The revolving credit facility also includes various customary operating covenants, including restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments, maintenance of a minimum amount of inventory, and payment of dividends or other distributions. Failure to satisfy the covenants would constitute an event of default under the revolving credit facility. As of December 31, 2008, we were in compliance with all of the covenants.

Our current credit ratings are as follows:

	Standard & Poor's	Moody's
Corporate credit/family rating	B-	B3
3.0% convertible senior notes	CCC	unrated
Outlook	Negative	Negative

Our debt to total capitalization ratio was 37% at December 31, 2008 and 36% at December 31, 2007.

Financial Markets and Defined Benefit Pension Plans

In 2008, actual returns for our defined benefit pension plan assets were significantly below our expected long-term rate of return on plan assets of 8% due to adverse conditions in the financial markets. This performance and the associated decline in pension plan asset values did not impact our funding pattern with respect to these plans in 2008. A summary of actual plan funding in 2008 and expected funding in 2009 follows:

	Defined Benefit Pension Plans	Postretirement Health and Life Benefit Plans
	(millions)	
Actual contributions in 2008	$10.3	$3.6
Expected contributions in 2009	23.6	5.3

The amount we contribute to our pension plans is determined by IRS regulations, the Pension Protection Act of 2006, and government cost accounting standards.

The valuation of benefit obligations and costs in our financial statements requires judgments and estimates including actuarial assumptions, expectations of future returns on benefit plan assets, and the estimated discount rate at which benefit obligations could be effectively settled. A change in any of these assumptions could result in different valuations. Our financial statements and future funding levels could be impacted to the extent actual results differ from these assumptions, or lead to changes in these assumptions. Refer to the risks, uncertainties and estimates related to pension plans in Item 1A, "Risk Factors", and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates," and note 10 to our consolidated financial statements.

Financial Assurance and Related Liabilities

The NRC requires that we guarantee the disposition of our depleted uranium and stored wastes with financial assurance. The financial assurance in place for depleted uranium and stored wastes is based on the quantity of depleted uranium and waste at the end of the prior year plus expected depleted uranium generated over the current year. We also provide financial assurance for the ultimate decontamination and decommissioning ("D&D") of the American Centrifuge facilities to meet NRC and DOE requirements. Surety bonds for the disposition of depleted uranium and for D&D are partially collateralized by interest earning cash deposits included in other long-term assets. A summary of financial assurance, related liabilities and cash collateral follows (in millions):

	Financial Assurance		Long-Term Liability	
	December 31,		December 31,	
	2008	2007	2008	2007
Depleted uranium disposition	$232.0	$188.3	$119.5	$98.3
Decontamination and decommissioning of American Centrifuge	57.7	41.6	13.7	4.4
Other financial assurance	22.9	16.5		
Total financial assurance	$312.6	$246.4		
Letters of credit	**48.0**	**38.4**		
Surety bonds	**264.6**	**208.0**		
Cash collateral deposit for surety bonds	**$135.1**	**$97.0**		

The amount of financial assurance needed in the future for depleted uranium disposition is anticipated to increase by an estimated $35 to $45 million per year depending on Paducah GDP production volumes and the estimated unit disposition cost defined by the NRC requirement.

The amount of financial assurance needed for D&D of the American Centrifuge Plant is anticipated to increase to roughly $200 million by the end of 2009, depending on construction progress and cost projections. The current estimate of the total cost related to NRC and DOE D&D requirements is $403 million. Financial assurance will also be required for the disposition of depleted uranium generated from future centrifuge operations.

See note 15 to the consolidated financial statements for a more detailed explanation regarding the nature of differences between the financial assurance amounts and the related long-term liabilities.

Contractual Commitments

USEC had contractual commitments at December 31, 2008, estimated as follows (in millions):

	2009	2010 – 2011	2012 – 2013	Thereafter	Total
Financing (1):					
Debt	$95.7	$-	$-	$575.0	$670.7
Interest on debt	20.5	34.5	34.5	17.3	106.8
	116.2	34.5	34.5	592.3	777.5
Purchase Commitments:					
United States Enrichment Corporation (2)	1,163.0	2,331.2	1,651.7	-	5,145.9
American Centrifuge (3)	102.2	73.6	-	-	175.8
	1,265.2	2,404.8	1,651.7	-	5,321.7
Expected payments on operating leases	6.7	11.1	6.8	29.2	53.8
Other long-term liabilities (4)	29.5	54.7	81.1	436.2	601.5
	$1,417.6	$2,505.1	$1,774.1	$1,057.7	$6,754.5

(1) We paid the 6.750% senior notes balance of $95.7 million on the scheduled maturity date of January 20, 2009. The 3.0% convertible senior notes amounting to $575 million are due October 1, 2014, assuming no conversion to shares of common stock.

(2) Purchase commitments of subsidiary United States Enrichment Corporation include a commitment to purchase SWU under the Russian Contract of approximately $3.4 billion and a commitment to purchase power under the TVA contract of approximately $1.7 billion.

Currently, prices under the Russian Contract are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. Beginning in 2010, subject to receipt of necessary governmental approvals, prices will be determined under a formula that combines a different mix of price points and other pricing elements. Under either formula, a multi-year retrospective view of market-based price points in the index is used to minimize the disruptive effect of any short-term swings in these price points. Actual amounts will vary based on changes in the price points and other pricing elements.

Capacity under the TVA power purchase agreement is fixed. Prices are subject to monthly fuel cost adjustments to reflect changes in TVA's fuel costs, purchased power costs, and related costs.

(3) Supply agreements for the purchase of materials, goods and services for the manufacture of centrifuge machines to be used in the American Centrifuge Plant. Prices for minimum purchase commitments above are subject to adjustment for inflation. Contractual provisions for termination payments total $26.7 million for these agreements.

(4) Other long-term liabilities reported on the balance sheet include pension benefit obligations and postretirement health and life benefit obligations amounting to $391.2 million, accrued depleted uranium disposition costs of $119.5 million, the long-term portion of accrued lease turnover costs of $54.9 million and the liability for unrecognized tax benefits of $3.8 million.

Off-Balance Sheet Arrangements

In December 2006, DOE signed an agreement with us licensing U.S. gas centrifuge technology to USEC for use in building new domestic uranium enrichment capacity. We will pay royalties to the U.S. government on annual revenues from sales of LEU produced in the American Centrifuge Plant. The royalty ranges from 1% to 2% of annual gross revenue from these sales. Payments are capped at $100 million over the life of the technology license. Other than the letters of credit issued under the credit facility, the surety bonds and certain contractual commitments discussed above, there were no material off-balance sheet arrangements, obligations, or other relationships at December 31, 2008 or 2007.

Environmental Matters

In addition to estimated costs for the future disposition of depleted uranium, we incur costs for matters relating to compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of our operations. Environmental liabilities associated with GDP operations prior to July 28, 1998, are the responsibility of the U.S. government, except for liabilities relating to certain identified wastes generated by us and stored at the GDPs. DOE remains responsible for decontamination and decommissioning of the GDPs. Operating costs for environmental compliance, including estimated costs relating to the future disposition of depleted uranium, amounted to $39.9 million in 2008, $44.9 million in 2007, and $32.2 million in 2006.

Under a cleanup agreement with the Environmental Protection Agency ("EPA"), we removed certain material from a site in South Carolina previously operated by Starmet CMI, one of our former contractors, that was attributable to quantities of depleted uranium we had sent there under a 1998 contract. In June 2007, we were contacted by the EPA concerning costs incurred by the EPA for additional cleanup at the Starmet site. In January 2009, pursuant to the terms of a September 2008 settlement agreement, we paid the EPA $1.0 million for the share of additional cleanup costs allocated to us in resolution of this matter. At this time, the EPA has completed its actions at the site, and we are not aware of any further claims associated with the site.

New Accounting Standards Not Yet Implemented

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements." This statement clarifies the definition of fair value, establishes a framework for measuring fair value when required or permitted under other accounting pronouncements, and expands the disclosures on fair value measurements. The implementation of SFAS No. 157 for financial assets and liabilities, effective January 1, 2008, did not have an impact on USEC's financial position and results of operations.

SFAS No. 157 is effective beginning with USEC's first quarter of 2009 for non-financial assets and liabilities. USEC does not expect that the adoption of the statement will have a material effect on its financial position or results of operations for the first quarter of 2009.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At December 31, 2008, the balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables under the Russian Contract approximate fair value because of the short-term nature of the instruments.

We have not entered into financial instruments for trading purposes. At December 31, 2008, the fair value of USEC's term debt, based on the most recent trading price, and related balance sheet carrying amounts follow (in millions):

	Balance Sheet Carrying Amount	Fair Value
Debt:		
6.75% senior notes due January 20, 2009	$95.7	$94.9
3.0% convertible senior notes due October 1, 2014	575.0	207.0
	$670.7	**$301.9**

Reference is made to additional information reported in management's discussion and analysis of financial condition and results of operations included herein for quantitative and qualitative disclosures relating to:

- commodity price risk for electric power requirements for the Paducah GDP (refer to "Overview – Cost of Sales" and "Results of Operations – Cost of Sales"),
- commodity price risk for raw materials needed for construction of the American Centrifuge Plant, that could affect the overall cost of the project (refer to "Item 1A. Risk Factors – The cost of the American Centrifuge project will likely exceed the baseline project budget and increased costs and cost uncertainty could adversely affect our ability to finance and deploy the American Centrifuge Plant"), and
- interest rate risk relating to any outstanding borrowings at variable interest rates under the $400.0 million revolving credit agreement (refer to "Liquidity and Capital Resources – Capital Structure and Financial Resources").

Item 8. *Consolidated Financial Statements and Supplementary Data*

Our consolidated financial statements, together with related notes and the report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, are set forth on the pages indicated in Part IV, Item 15.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

USEC maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by USEC in reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

As of the end of the period covered by this report, USEC carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon, and as of the date of, this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

USEC's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) and for an assessment of the effectiveness of internal control over financial reporting. USEC's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of USEC's internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2008.

The effectiveness of USEC's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, USEC's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information regarding executive officers is included in Part I of this annual report. Additional information concerning directors, executive officers and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders scheduled to be held on April 30, 2009.

Item 11. Executive Compensation

Information concerning management compensation is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders scheduled to be held on April 30, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders scheduled to be held on April 30, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions and director independence is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders scheduled to be held on April 30, 2009.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the annual meeting of shareholders scheduled to be held on April 30, 2009.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) *Consolidated Financial Statements*

Reference is made to the consolidated financial statements appearing elsewhere in this annual report.

(2) *Financial Statement Schedules*

No financial statement schedules are required to be filed as part of this annual report.

(3) *Exhibits*

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report and such Exhibit Index is incorporated herein by reference. The accompanying Exhibit Index identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report, and such listing is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USEC Inc.

February 26, 2009

/s/ John K. Welch
John K. Welch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ John K. Welch **John K. Welch**	President and Chief Executive Officer (Principal Executive Officer) and Director	February 26, 2009
/s/ John C. Barpoulis **John C. Barpoulis**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2009
/s/ J. Tracy Mey **J. Tracy Mey**	Controller and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2009
/s/ James R. Mellor **James R. Mellor**	Chairman of the Board	February 26, 2009
/s/ Michael H. Armacost **Michael H. Armacost**	Director	February 26, 2009
/s/ Joyce F. Brown **Joyce F. Brown**	Director	February 26, 2009
/s/ Joseph T. Doyle **Joseph T. Doyle**	Director	February 26, 2009
/s/ H. William Habermeyer **H. William Habermeyer**	Director	February 26, 2009
/s/ John R. Hall **John R. Hall**	Director	February 26, 2009
/s/ William J. Madia **William J. Madia**	Director	February 26, 2009
/s/ W. Henson Moore **W. Henson Moore**	Director	February 26, 2009
/s/ Joseph F. Paquette, Jr. **Joseph F. Paquette, Jr.**	Director	February 26, 2009

USEC Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of USEC Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of stockholders' equity present fairly, in all material respects, the financial position of USEC Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans as of December 31, 2006. As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for income taxes as of January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
McLean, Virginia
February 24, 2009

USEC Inc.
CONSOLIDATED BALANCE SHEETS
(millions, except share and per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$248.5	$886.1
Accounts receivable	154.1	252.9
Inventories:		
Separative work units	813.0	677.3
Uranium	402.1	465.9
Materials and supplies	16.8	10.2
Total Inventories	1,231.9	1,153.4
Deferred income taxes	67.9	49.5
Other current assets	188.3	88.7
Total Current Assets	1,890.7	2,430.6
Property, Plant and Equipment, net	736.1	292.2
Other Long-Term Assets		
Deferred income taxes	273.3	180.1
Deposit for surety bonds	135.1	97.0
Pension asset	-	67.1
Bond financing costs, net	12.0	13.8
Goodwill	6.8	6.8
Other long-term assets	1.3	0.2
Total Other Long-Term Assets	428.5	365.0
Total Assets	$3,055.3	$3,087.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$95.7	$ -
Accounts payable and accrued liabilities	172.3	162.2
Payables under Russian Contract	121.5	112.2
Inventories owed to customers and suppliers	130.2	322.3
Deferred revenue and advances from customers	196.7	119.1
Total Current Liabilities	716.4	715.8
Long-Term Debt	575.0	725.0
Other Long-Term Liabilities		
Depleted uranium disposition	119.5	98.3
Postretirement health and life benefit obligations	168.1	130.6
Pension benefit liabilities	223.1	23.0
Other liabilities	90.8	85.6
Total Other Long-Term Liabilities	601.5	337.5
Commitments and Contingencies (Note 16)		
Stockholders' Equity		
Preferred stock, par value $1.00 per share, 25,000,000 shares authorized, none issued	-	-
Common stock, par value $.10 per share, 250,000,000 shares authorized, 123,320,000 shares issued	12.3	12.3
Excess of capital over par value	1,184.2	1,186.2
Retained earnings	263.9	215.2
Treasury stock, 11,564,000 and 12,741,000 shares	(84.1)	(92.9)
Accumulated other comprehensive loss, net of tax	(213.9)	(11.3)
Total Stockholders' Equity	1,162.4	1,309.5
Total Liabilities and Stockholders' Equity	$3,055.3	$3,087.8

See notes to consolidated financial statements.

USEC Inc.
CONSOLIDATED STATEMENTS OF INCOME
(millions, except per share data)

	Years Ended December 31,		
	2008	2007	2006
Revenue:			
Separative work units	$1,175.5	$1,570.5	$1,337.4
Uranium	217.1	163.5	316.7
U.S. government contracts and other	222.0	194.0	194.5
Total revenue	1,614.6	1,928.0	1,848.6
Cost of sales:			
Separative work units and uranium	1,202.2	1,473.6	1,349.2
U.S. government contracts and other	183.6	166.9	162.5
Total cost of sales	1,385.8	1,640.5	1,511.7
Gross profit	228.8	287.5	336.9
Special charges	-	-	3.9
Advanced technology costs	110.2	127.3	105.5
Selling, general and administrative	54.3	45.3	48.8
Operating income	64.3	114.9	178.7
Interest expense	17.3	16.9	14.5
Interest (income)	(24.7)	(33.8)	(6.2)
Income before income taxes	71.7	131.8	170.4
Provision for income taxes	23.0	35.2	64.2
Net income	$48.7	$96.6	$106.2
Net income per share – basic	$.44	$1.04	$1.22
Net income per share – diluted	$.35	$.94	$1.22
Weighted average number of shares outstanding:			
Basic	110.6	93.0	86.6
Diluted	158.7	105.8	86.8

See notes to consolidated financial statements.

USEC Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

	Years Ended December 31,		
	2008	2007	2006
Cash Flows From Operating Activities			
Net income	$48.7	$96.6	$106.2
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	34.2	39.5	36.7
Deferred income taxes	3.1	(40.6)	(13.4)
Impairment of intangible asset	-	-	2.6
Changes in operating assets and liabilities:			
Accounts receivable – (increase) decrease	98.8	(37.0)	40.8
Inventories – net (increase) decrease	(270.6)	36.2	176.1
Payables under Russian Contract – increase (decrease)	9.3	6.9	(6.3)
Deferred revenue, net of deferred costs – increase (decrease)	24.5	5.1	(3.7)
Accrued depleted uranium disposition	21.2	26.8	24.5
Accounts payable and other liabilities – (decrease)	(31.2)	(25.1)	(82.1)
Other, net	(42.9)	0.8	(3.3)
Net Cash Provided by (Used in) Operating Activities	(104.9)	109.2	278.1
Cash Flows Used in Investing Activities			
Capital expenditures	(441.9)	(137.2)	(44.8)
Deposits for surety bonds	(35.3)	(33.2)	(34.8)
Net Cash (Used in) Investing Activities	(477.2)	(170.4)	(79.6)
Cash Flows Provided by (Used in) Financing Activities			
Borrowings under credit facility	48.3	75.1	133.8
Repayments under credit facility	(48.3)	(75.1)	(133.8)
Repayment and repurchases of senior notes, including premiums	(54.3)	-	(288.8)
Tax benefit related to stock-based compensation	-	0.9	0.4
Proceeds from issuance of convertible senior notes	-	575.0	-
Payments made for deferred financing costs	(1.3)	(14.3)	(0.3)
Common stock issued, net of issuance costs	0.1	214.3	2.5
Net Cash Provided by (Used in) Financing Activities	(55.5)	775.9	(286.2)
Net Increase (Decrease)	(637.6)	714.7	(87.7)
Cash and Cash Equivalents at Beginning of Period	886.1	171.4	259.1
Cash and Cash Equivalents at End of Period	$248.5	$886.1	$171.4
Supplemental Cash Flow Information			
Interest paid, net of capitalized interest	$15.9	$6.9	$19.3
Income taxes paid	50.0	101.9	107.3

See notes to consolidated financial statements.

USEC Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(millions, except per share data)

	Common Stock, Par Value $.10 per Share	Excess of Capital over Par Value	Retained Earnings	Treasury Stock	Deferred Comp-ensation	Accumulated Other Compre-hensive Income (Loss)	Total Stockholders' Equity	Compre-hensive Income (Loss)
Balance at December 31, 2005	10.0	970.6	31.3	(99.5)	(2.7)	(2.1)	907.6	
Common stock issued:								
Proceeds from exercise of stock options	-	-	-	2.1	-	-	2.1	-
Restricted and other stock issued, net of amortization	-	2.7	-	1.9	-	-	4.6	-
Eliminate deferred compensation under SFAS No. 123(R)	-	(2.7)	-	-	2.7	-	-	-
Reduction in minimum pension liability, net of income tax of $0.5 million	-	-	-	-	-	1.1	1.1	1.1
Recognition of funding status of retirement plans under SFAS No. 158, net of income tax benefit of $26.9 million	-	-	-	-	-	(35.6)	(35.6)	-
Net income	-	-	106.2	-	-	-	106.2	106.2
Balance at December 31, 2006	10.0	970.6	137.5	(95.5)	-	(36.6)	986.0	$107.3
Implementation of FIN 48, net of income tax benefit of $7.5 million (Note 12)	-	-	(18.9)	-	-	-	(18.9)	-
Common stock issued:								
Proceeds from issuance of common stock	2.3	211.5	-	-	-	-	213.8	-
Proceeds from exercise of stock options	-	-	-	0.8	-	-	0.8	-
Restricted and other stock issued, net of amortization	-	4.1	-	1.8	-	-	5.9	-
Amortization of actuarial losses and prior service costs (credits) and valuation revisions, net of income tax of $14.8 million	-	-	-	-	-	25.3	25.3	25.3
Net income	-	-	96.6	-	-	-	96.6	96.6
Balance at December 31, 2007	12.3	1,186.2	215.2	(92.9)	-	(11.3)	1,309.5	$121.9
Restricted and other common stock issued, net of amortization	-	(2.0)	-	8.8	-	-	6.8	-
Valuation revisions and amortization of actuarial losses and prior service costs (credits), net of income tax of $114.7 million	-	-	-	-	-	(202.6)	(202.6)	(202.6)
Net income	-	-	48.7	-	-	-	48.7	48.7
Balance at December 31, 2008	**$12.3**	**$1,184.2**	**$263.9**	**$(84.1)**	**$ -**	**$(213.9)**	**$1,162.4**	**$(153.9)**

See notes to consolidated financial statements.

USEC Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

USEC Inc. ("USEC") is a global energy company and is a leading supplier of low enriched uranium ("LEU") for commercial nuclear power plants.

Customers typically provide uranium to us as part of their enrichment contracts. Customers are billed for the separative work units ("SWU") deemed to be contained in the LEU delivered to them. SWU is a standard unit of measurement that represents the effort required to transform a given amount of uranium into two streams: enriched uranium having a higher percentage of U^{235} and depleted uranium having a lower percentage of U^{235}. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment.

Consolidation

The consolidated financial statements include the accounts of USEC Inc., its principal subsidiary, United States Enrichment Corporation, and its other subsidiaries including NAC International Inc. ("NAC"). All material intercompany transactions are eliminated. Certain amounts in the notes to the consolidated financial statements have been reclassified to conform with the current presentation.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Inventories

Inventories of SWU and uranium are valued at the lower of cost or market. Market is based on the terms of long-term contracts with customers, and, for uranium not under contract, market is based primarily on published long-term price indicators at the balance sheet date. SWU and uranium inventory costs are determined using the monthly moving average cost method.

SWU costs are based on production costs at the plants and purchase costs under the Russian Contract. Production costs consist principally of electric power, labor and benefits, depleted uranium disposition cost estimates, materials, depreciation and amortization and maintenance and repairs. The cost of the SWU component of LEU purchased under the Russian Contract is recorded at acquisition cost plus related shipping costs.

Underfeeding is a mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power. The quantity of uranium that is earned or added to uranium inventory from underfeeding is accounted for as a byproduct of the enrichment process. Production costs are allocated to the uranium earned based on the net realizable value of the uranium, and the remainder of production costs is allocated to SWU inventory costs.

Revenue

Revenue is derived from sales of the SWU component of LEU, from sales of both the SWU and uranium components of LEU, and from sales of uranium. Revenue is recognized at the time LEU or uranium is delivered under the terms of contracts with domestic and international electric utility customers. USEC often advance ships LEU to nuclear fuel fabricators for scheduled or anticipated orders from utility customers. Based on customer orders, USEC generally arranges for the transfer of title of LEU from USEC to the customer for the specified quantity of LEU at the fuel fabricator. Revenue is recognized when delivery of LEU to the customer occurs at the fuel fabricator. Some customers take title and delivery of LEU at the Paducah plant, and revenue is recognized when delivery of LEU to the customer is complete.

Certain customers make advance payments to be applied against future orders or deliveries. Advances from customers are reported as deferred revenue, and revenue is recognized as LEU is delivered. Under SWU barter contracts, USEC exchanges SWU for uranium. Revenue from the sale of SWU under barter contracts is recognized at the time LEU is delivered and is based on the fair market value of the uranium received in exchange for SWU. There was no revenue from SWU barter contracts in 2008. Revenue from SWU barter contracts was $50.8 million in 2007 and $12.5 million in 2006.

USEC performs contract work primarily for the U.S. Department of Energy ("DOE") and DOE contractors. U.S. government contract revenue includes billings for fees and reimbursements for allowable costs that are determined in accordance with the terms of the underlying contracts. USEC records revenue as work is performed and as fees are earned. Revenues determined based on allowable costs include pension and other allocated costs that are determined in accordance with government cost accounting standards, whereas costs and expenses reflected in the financial statements are determined in accordance with generally accepted accounting principles. Amounts representing contract change orders or final billing rates based on incurred costs are accrued and included in revenue when they can be reliably estimated and realization is probable. The final settlement of the allowable costs submitted for reimbursement is subject to audit by the Defense Contract Audit Agency ("DCAA") and acceptance by DOE. This process has been completed for fiscal 2002, USEC's first year as a federal contractor under government cost accounting standards. In addition, as of December 31, 2008, USEC has finalized and submitted to DOE the billable incurred costs for contract work for the six months ended December 31, 2002 and the years ended December 31, 2003, 2004, 2005, 2006, and 2007. Based on USEC's limited experience to date, revenue resulting from final billing rates is recognized upon completion of the DCAA audit and notice by DOE authorizing final billing.

Advanced Technology Costs

Costs relating to the American Centrifuge technology are charged to expense or capitalized based on the nature of the activities and estimates and judgments involving the completion of project milestones. Costs relating to the demonstration of American Centrifuge technology are charged to expense as incurred. Demonstration costs include Nuclear Regulatory Commission ("NRC") licensing of the American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities, and assembling and testing of centrifuge machines and equipment at centrifuge test facilities located in Oak Ridge, Tennessee and at the American Centrifuge Demonstration Facility.

Capitalized costs relating to the American Centrifuge technology include NRC licensing of the American Centrifuge Plant in Piketon, Ohio, engineering activities, construction of centrifuge machines and equipment, leasehold improvements and other costs directly associated with the commercial plant. Capitalized centrifuge costs are recorded in property, plant and equipment as part of construction work in progress. Amounts capitalized include interest of $14.7 million in 2008, $6.3 million in 2007 and $3.1 million in 2006. The continued capitalization of costs is subject to ongoing review and successful project completion. USEC's move during the second half of 2007 from a demonstration phase to a commercial plant phase in which significant expenditures are capitalized was based on management's judgment that the technology has a high probability of commercial success and meets internal targets related to physical control, technical achievement and economic viability. If conditions change and deployment were no longer probable, costs that were previously capitalized would be charged to expense.

In 2002, USEC and DOE signed an agreement in which both USEC and DOE made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry. Discussion of USEC's commitments related to American Centrifuge project milestones under this agreement is provided in note 16.

Property, Plant and Equipment

Construction work in progress is recorded at acquisition or construction cost. Upon being placed into service, costs are transferred to leasehold improvements or machinery and equipment at which time depreciation and amortization commences.

USEC leases the Paducah gaseous diffusion plant ("GDP") located in Paducah, Kentucky and the Portsmouth GDP located in Piketon, Ohio from DOE. Leasehold improvements and machinery and equipment are recorded at acquisition cost and depreciated on a straight line basis over the shorter of the useful life of the assets or the expected productive life of the plant, which is 2016 for the Paducah GDP commensurate with an extension of the lease agreement exercised in June 2008. Maintenance and repair costs are charged to production costs as incurred.

Lease Turnover Costs and Asset Retirement Obligations

Property, plant and equipment assets related to the GDPs are not subject to an asset retirement obligation. At the end of the lease, ownership of plant and equipment that USEC leaves at the GDPs transfers to DOE, and responsibility for decontamination and decommissioning of the GDPs remains with DOE. USEC estimates and accrues lease turnover costs. For the operating Paducah GDP, the balance of expected costs is being accrued over the expected productive life of the plant. Costs of returning the GDPs to DOE in acceptable condition include removing uranium deposits as required and removing USEC-generated waste. Liabilities for lease turnover costs are based on current-dollar cost estimates and are not discounted.

USEC also leases facilities in Piketon, Ohio from DOE for the American Centrifuge Plant. USEC owns all capital improvements and, unless otherwise consented to by DOE, must remove them by the conclusion of the lease term. At the conclusion of the 36-year lease period in 2043, assuming no further extensions, USEC is obligated to return these leased facilities to DOE in a condition that meets NRC requirements and in the same condition as the facilities were in when they were leased to USEC (other than due to normal wear and tear).

Decontamination and decommissioning requirements for the American Centrifuge Plant create an asset retirement obligation. As construction of the American Centrifuge Plant takes place, the present value of the related asset retirement obligation is recognized as a liability. An equivalent amount is recognized as part of the capitalized asset cost. The liability is accreted, or increased, over time for the time value of money. The accretion is charged to cost of sales in the LEU segment. Upon commencement of commercial operations, the asset cost will be depreciated over the shorter of the asset life or the expected lease period.

During each reporting period, USEC reassesses and revises the estimate of the asset retirement obligation based on construction progress, cost evaluation of future decommissioning expectations, and other judgmental considerations which impact the amount recorded in both construction work in progress and other long-term liabilities.

Long-Lived Assets

USEC evaluates the carrying value of long-lived assets by performing impairment tests whenever adverse conditions or changes in circumstances indicate a possible impairment loss. Impairment tests are based on a comparison of estimated future cash flows to the carrying values of long-lived assets. If impairment is indicated, the asset carrying value is reduced to fair market value or, if fair market value is not readily available, the asset is reduced to a value determined by applying a discount rate to expected cash flows.

Environmental Costs

Environmental costs relating to operations are accrued and charged to inventory costs as incurred. Estimated environmental costs, including depleted uranium disposition and waste disposal, are accrued where environmental assessments indicate that storage, treatment or disposal is probable and costs can be reasonably estimated. USEC stores depleted uranium at the Paducah and Portsmouth GDPs for future disposition. Changes in the estimated unit disposal cost result in charges to cost of sales for the accumulated quantity of depleted uranium. Liabilities for waste and depleted uranium disposition are based on current-dollar cost estimates and are not discounted.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables under the Russian Contract approximate fair value because of the short-term nature of the instruments.

Concentrations of Credit Risk

Credit risk could result from the possibility of a customer failing to perform or pay according to the terms of a contract. Extension of credit is based on an evaluation of each customer's financial condition. USEC regularly monitors credit risk exposure and takes steps to mitigate the likelihood of such exposure resulting in a loss.

Stock-Based Compensation

USEC has stock-based compensation plans available to grant restricted stock, restricted stock units, non-qualified stock options, performance awards and other stock-based awards to key employees and non-employee directors, as well as an employee stock purchase plan. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the requisite service period, which is either immediate recognition if the employee is eligible to retire, or on a straight-line basis until the earlier of either the date of retirement eligibility or the end of the vesting period.

Deferred Income Taxes

USEC follows the asset and liability approach to account for deferred income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences of temporary differences between the balance sheet carrying amounts of assets and liabilities and their respective tax bases. Deferred income taxes are based on income tax rates in effect for the years in which temporary differences are expected to reverse. The effect on deferred income taxes of a change in income tax rates is recognized in income when the change in rates is enacted in the law. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets may not be realized.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts presented and disclosed in the consolidated financial statements. Significant estimates and judgments include, but are not limited to, pension and postretirement health and life benefit costs and obligations, costs for the conversion, transportation and disposition of depleted uranium, accounting treatment for expenditures on American Centrifuge, plant lease turnover costs, the tax bases of assets and liabilities, the future recoverability of deferred tax assets, and determination of the valuation allowance for deferred tax assets. Actual results may differ from such estimates, and estimates may change if the underlying conditions or assumptions change.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements." This statement clarifies the definition of fair value, establishes a framework for measuring fair value when required or permitted under other accounting pronouncements, and expands the disclosures on fair value measurements. The implementation of SFAS No. 157 for financial assets and liabilities, effective January 1, 2008, did not have an impact on USEC's financial position and results of operations.

SFAS No. 157 is effective beginning with USEC's first quarter of 2009 for non-financial assets and liabilities. USEC does not expect that the adoption of the statement will have a material effect on its financial position or results of operations for the first quarter of 2009.

2. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	December 31,	
	2008	2007
	(millions)	
Accounts receivable (1):		
Utility customers:		
Trade receivables	$109.2	$160.9
Unbilled revenue (2)	1.5	53.3
	110.7	214.2
Contract services, primarily Department of Energy (3):		
Billed revenue	26.6	24.9
Unbilled revenue	16.8	13.8
	43.4	38.7
	$154.1	$252.9
Other current assets:		
Deferred costs relating to deferred revenue	$111.4	$58.3
Prepaid items	76.9	30.4
	$188.3	$88.7

(1) Accounts receivable are net of valuation and allowances for doubtful accounts totaling $14.5 million at December 31, 2008 and $17.4 million at December 31, 2007.

(2) Unbilled revenue for utility customers represents price adjustments for past deliveries that are not yet billable under the applicable contracts.

(3) Billings for contract services related to DOE are invoiced based on provisional billing rates approved by DOE. Unbilled revenue represents the difference between actual costs incurred, prior to DCAA audit and notice by DOE authorizing final billing, and provisional billing rate invoiced amounts. USEC expects to invoice and collect the unbilled amounts as billing rates are revised, submitted to and approved by DOE.

3. PURCHASE OF SEPARATIVE WORK UNITS UNDER RUSSIAN CONTRACT

USEC is the U.S. government's exclusive executive agent ("Executive Agent") in connection with a government-to-government nonproliferation agreement between the United States and the Russian Federation. Under the agreement, USEC has been designated by the U.S. government to order LEU derived from dismantled Soviet nuclear weapons. In January 1994, USEC signed a commercial agreement ("Russian Contract") with a Russian government entity known as OAO Techsnabexport ("TENEX"), to implement the program.

USEC has agreed to purchase approximately 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013. Over the life of the 20-year Russian Contract, USEC expects to purchase about 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium, and as of December 31, 2008, USEC had purchased 65 million SWU contained in LEU derived from 352 metric tons of highly enriched uranium. Purchases under the Russian Contract approximate one-half of USEC's supply mix. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective view of the index is used to minimize the disruptive effect of any short-term market price swings. Increases in these price points in recent years have resulted in increases to the index used to determine prices under the Russian Contract. On February 13, 2009, USEC entered into an amendment to the Russian Contract to revise the pricing methodology for delivery in calendar years 2010 through 2013. Approval of both the U.S. government and the government of the Russian Federation is required for the amendment to become effective. The new pricing methodology is intended to enhance the stability of future pricing for both parties through a formula that combines a different mix of price points and other pricing elements.

The Russian Contract provides that the parties may agree on appropriate adjustments, if necessary, to ensure that TENEX receives at least approximately $7.6 billion for the SWU component over the 20-year term of the Russian Contract through 2013. From inception of the Russian Contract in 1994 through December 31, 2008, USEC has purchased the SWU component of LEU at an aggregate cost of approximately $5.6 billion. Purchases of SWU under the Russian Contract are expected to exceed $0.5 billion per year through 2013.

4. INVENTORIES

	December 31,	
	2008	2007
	(millions)	
Current assets:		
Separative work units	$813.0	$677.3
Uranium	402.1	465.9
Materials and supplies	16.8	10.2
	1,231.9	1,153.4
Current liabilities:		
Inventories owed to customers and suppliers	(130.2)	(322.3)
Inventories, net	**$1,101.7**	**$831.1**

Inventories Owed to Customers and Suppliers

Generally, title to uranium provided by customers as part of their enrichment contracts does not pass to USEC until delivery of LEU. In limited cases, however, title to the uranium passes to USEC immediately upon delivery of the uranium by the customer. Uranium provided by customers for which title passed to USEC is recorded on the balance sheet at estimated fair values of $1.6 million at December 31, 2008 and $2.8 million at December 31, 2007.

Additionally, USEC owed SWU and uranium inventories to fabricators with a cost totaling $128.6 million at December 31, 2008 and $319.5 million at December 31, 2007. Fabricators process LEU into fuel for use in nuclear reactors. Under inventory optimization arrangements between USEC and domestic fabricators, fabricators order bulk quantities of LEU from USEC based on scheduled or anticipated orders from utility customers for deliveries in future periods. As delivery obligations under actual customer orders arise, USEC satisfies these obligations by arranging for the transfer to the customer of title to the specified quantity of LEU on the fabricator's books. Fabricators have other inventory supplies and, where a fabricator has elected to order less material from USEC than USEC is required to deliver to its customers at the fabricator, the fabricator will use these other inventories to satisfy USEC's customer order obligations on USEC's behalf. In such cases, the transfer of title of LEU from USEC to the customer results in quantities of SWU and uranium owed by USEC to the fabricator. The amounts of SWU and uranium owed to fabricators are satisfied as future bulk deliveries of LEU are made.

Uranium Provided by Customers and Suppliers

USEC held uranium with estimated fair values of approximately $3.8 billion at December 31, 2008, and $5.8 billion at December 31, 2007, to which title was held by customers and suppliers and for which no assets or liabilities were recorded on the balance sheet. The reduction reflects a 42% decline in the uranium spot price indicator partially offset by a 12% increase in quantities. Utility customers provide uranium to USEC as part of their enrichment contracts. Generally, title to uranium provided by customers remains with the customer until delivery of LEU at which time title to LEU is transferred to the customer, and title to uranium is transferred to USEC.

5. PROPERTY, PLANT AND EQUIPMENT

A summary of changes in property, plant and equipment follows (in millions):

	December 31, 2005	Capital Expenditures (Depreciation)	Transfers and Retirements	December 31, 2006	Capital Expenditures (Depreciation)	Transfers and Retirements	December 31, 2007
Construction work in progress...	$ 29.0	$53.9	$(11.1)	$ 71.8	$141.5	$(20.6)	$192.7
Leasehold improvements...........	161.5	-	6.5	168.0	-	3.8	171.8
Machinery and equipment..........	179.7	1.2	1.1	182.0	2.7	6.3	191.0
	370.2	55.1	(3.5)	421.8	144.2	(10.5)	555.5
Accumulated depreciation and amortization.........................	(199.0)	(36.3)	3.4	(231.9)	(37.4)	6.0	(263.3)
	$171.2	$18.8	$(0.1)	$189.9	$106.8	$(4.5)	$292.2

	December 31, 2007	Capital Expenditures (Depreciation)	Transfers and Retirements	December 31, 2008
Construction work in progress...	$192.7	$472.5	$(47.7)	$617.5
Leasehold improvements...........	171.8	-	5.0	176.8
Machinery and equipment..........	191.0	2.1	41.2	234.3
	555.5	474.6	(1.5)	1,028.6
Accumulated depreciation and amortization.........................	(263.3)	(30.7)	1.5	(292.5)
	$292.2	$443.9	$ -	$736.1

Capital expenditures include items in accounts payable and accrued liabilities for which cash is paid in the following period.

USEC is working to construct and deploy the American Centrifuge Plant. Construction work in progress related to the American Centrifuge Plant, none of which has yet been placed in service, totaled $601.8 million at December 31, 2008 and $181.8 million at December 31, 2007. Capitalized asset retirement obligations included in construction work in progress totaled $13.0 million at December 31, 2008 and $4.3 million at December 31, 2007.

6. GOODWILL AND INTANGIBLES

USEC acquired NAC in 2004, allocating $7.5 million of the purchase cost to goodwill and $3.9 million to intangible assets related to customer contracts and relationships. As part of the acquisition, a tax-related valuation allowance of $2.3 million was established primarily for state net operating losses that are available to offset future taxable income of NAC. During 2006, USEC recognized $0.7 million of tax benefits earned or expected to be earned from the net operating losses. The offset to these benefits was recorded as a reduction to goodwill. The goodwill amount is not deductible for income tax purposes.

The amount allocated to intangible assets included $3.4 million related to the management of the Nuclear Materials Management and Safeguards System ("NMMSS") for DOE. This value was based on a three-year, $25 million contract extension that ran through September 2008, and further renewals that were anticipated through 2017. In 2006, DOE verbally communicated to NAC that the NMMSS contract would be set aside for a small business after the contract expired in 2008, and DOE issued a solicitation seeking qualified small businesses with an interest to bid. A special charge of $2.6 million in 2006 represents an impairment of the intangible asset since NAC was not considered a qualified small business as defined by DOE. The special charge was calculated after analyzing cash flow projections and comparing the results to the estimated fair value of the assets acquired at the date of acquisition. Amortization of the remaining portion of intangible assets relating to NMMSS was completed in 2008.

Intangible assets related to NAC's customer contracts and relationships reflect the special charge and amortization as follows (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2005	$3.9	$(0.3)	$3.6
2006 amortization expense and special charge	(2.6)	(0.4)	(3.0)
December 31, 2006	1.3	(0.7)	0.6
2007 amortization expense	-	(0.4)	(0.4)
December 31, 2007	1.3	(1.1)	0.2
2008 amortization expense	-	(0.2)	(0.2)
December 31, 2008	**$1.3**	**$(1.3)**	**$ -**

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31,	
	2008	2007
	(millions)	
Trade payables	$36.6	$47.3
Compensation and benefits	53.3	49.5
Accrued interest payable on long-term debt	7.9	9.6
Accrued income taxes payable	1.9	4.2
American Centrifuge accrued liabilities	48.5	15.5
Other accrued liabilities	24.1	36.1
	$172.3	$162.2

8. DEFERRED REVENUE AND ADVANCES FROM CUSTOMERS

Deferred revenue and advances from customers were as follows (in millions):

	December 31,	
	2008	2007
Deferred revenue	$196.3	$116.4
Advances from customers	0.4	2.7
	$196.7	$119.1

In a number of sales transactions, title to uranium or LEU is transferred to the customer and USEC receives payment under normal credit terms without physically delivering the uranium or LEU to the customer. This may occur because the terms of the agreement require USEC to hold the uranium to which the customer has title, or because the customer encounters brief delays in taking delivery of LEU at USEC's facilities. In such cases, recognition of revenue does not occur at the time title to uranium or LEU transfers to the customer but instead is deferred until LEU to which the customer has title is physically delivered. Related costs associated with deferred revenue, reported in other current assets, totaled $111.4 million at December 31, 2008 and $58.3 million at December 31, 2007.

9. DEBT

	December 31,	
	2008	2007
	(millions)	
3.0% convertible senior notes, due October 1, 2014	$575.0	$575.0
6.75% senior notes, due January 20, 2009	95.7	150.0
	$670.7	$725.0

Convertible Senior Notes due 2014

In September 2007, USEC issued $575.0 million in convertible notes. The notes bear interest at a rate of 3.0% per annum payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2008. As part of this issuance, USEC paid underwriting discounts and accrued related offering expenses of $14.3 million. These costs are deferred and are being amortized using the effective interest rate method over the life of the convertible notes. Amortization was $0.5 million in 2007 and $1.8 million in 2008.

The notes are senior unsecured obligations and rank equally with all existing and future senior unsecured debt of USEC Inc. and senior to all subordinated debt of USEC Inc. The notes are structurally subordinated to all existing and future liabilities of subsidiaries of USEC Inc. and will be effectively subordinated to existing and future secured indebtedness of USEC Inc. to the extent of the value of the collateral.

Holders may convert their notes to common stock at their option on any day prior to the close of business on the scheduled trading day immediately preceding August 1, 2014 only under the following circumstances: (1) during the five business day period after any five consecutive trading day period in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of USEC Inc. common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter), if the last reported sale price of USEC Inc. common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, August 1, 2014 through the scheduled trading day immediately preceding the maturity date of the notes. The notes were not eligible for conversion as of December 31, 2008.

Upon conversion, for each $1,000 in principal amount outstanding, USEC will deliver a number of shares of USEC Inc. common stock equal to the conversion rate. The initial conversion rate for the notes is 83.6400 shares of common stock per $1,000 in principal amount of notes, equivalent to an initial conversion price of approximately $11.956 per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a make-whole fundamental change (as defined in the indenture governing the notes) occurs prior to the maturity date of the notes, USEC will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

Subject to certain exceptions, holders may require USEC to repurchase for cash all or part of their notes upon a fundamental change (as defined in the indenture governing the notes) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. USEC may not redeem the notes prior to maturity.

At December 31, 2008, the fair value of the convertible notes, based on quoted market prices, was $207.0 million, compared with the balance sheet carrying amount of $575.0 million.

Senior Notes due January 20, 2009

Senior notes bearing interest at 6.75% amounted to $95.7 million in aggregate principal amount at December 31, 2008 and $150.0 million at December 31, 2007. Interest was paid every six months in arrears on January 20 and July 20. The remaining balance of the senior notes was paid on the scheduled maturity date of January 20, 2009. The senior notes were unsecured obligations ranking on parity with all other unsecured and unsubordinated indebtedness of USEC Inc. At December 31, 2008, the fair value of the senior notes calculated based on a credit-adjusted spread over U.S. Treasury securities with similar maturities was $94.9 million.

Revolving Credit Facility

In August 2005, USEC entered into a five-year, syndicated bank credit facility, providing up to $400.0 million in revolving credit commitments, including up to $300.0 million in letters of credit, secured by assets of USEC Inc. and its subsidiaries. There were no short-term borrowings under the revolving credit facility at December 31, 2008 or at December 31, 2007. In 2008, aggregate borrowings and repayments amounted to $48.3 million, and the peak amount outstanding was $37.4 million. Letters of credit issued under the facility amounted to $48.0 million at December 31, 2008 and $38.4 million at December 31, 2007.

The revolving credit facility is available to finance working capital needs and fund capital programs, including the American Centrifuge project. Financing costs of $3.5 million and $0.3 million to obtain and amend the credit facility, respectively, were deferred and are being amortized over the life of the facility.

Outstanding borrowings under the credit facility bear interest at a variable rate, which at our election is equal to either:

- the sum of (1) the greater of the JPMorgan Chase Bank prime rate and the federal funds rate plus ½ of 1%, plus (2) a margin ranging from .25% to .75% based upon collateral availability, or
- the sum of LIBOR plus a margin ranging from 2.0% to 2.5% based on collateral availability.

Borrowings under the credit facility are subject to limitations based on established percentages of qualifying assets such as eligible accounts receivable and inventory. The credit facility contains various reserve provisions that reduce available borrowings under the facility periodically or restrict the use of borrowings if certain requirements are not met, including those listed below.

		December 31,	
	Requirement	**2008**	**2007**
		(millions)	
Available Credit		$343.0	$361.6
Credit facility provisions:			
Availability	≥ $35.0	$342.3	$360.9
Collateral Availability	≥ $75.0	$342.3	$393.3
Available Liquidity	≥ $125.0	$591.5	$1,247.7

As of December 31, 2008 and 2007, we met all of the reserve provision requirements by a large margin. However, we expect to have borrowings under the credit facility in 2009, which will reduce Availability, Collateral Availability and Available Liquidity.

"Available Credit" reflects the levels of qualifying assets at the end of the previous month less any borrowings or letters of credit, and will fluctuate during the year. Qualifying assets are reduced by certain reserves, principally a reserve for future obligations to DOE with respect to the turnover of the gaseous diffusion plants at the end of the term of the lease of these facilities. As a result of the capital USEC raised from the issuance of common stock and convertible notes in September 2007, qualifying assets are no longer reduced by a $150.0 million reserve referred to in the agreement as the "senior note reserve".

"Availability" means, the lesser of (i) $400 million and (ii) the sum of eligible receivables and eligible inventory, subject to caps, less the sum of letters of credit issued, outstanding loan balances and accrued interest, fees and expenses. Availability equals Available Credit less accrued interest, fees and expenses.

"Collateral Availability" means the sum of eligible receivables and eligible inventory, subject to caps, minus the outstanding loans, letters of credit issued and accrued interest, fees and expenses.

"Available Liquidity" means Availability plus cash balances in accounts controlled by the administrative agent.

Additional details regarding these reserve provisions follow.

Requirement	Outcome
Availability ≥ $35 million	If not met at any time, an event of default is triggered
Collateral Availability ≥ $75 million	If not met for 7 consecutive days, then fixed charge ratio required to be 1.00 to 1.00 until the 90th consecutive day Collateral Availability is restored to $75 million
Available Liquidity ≥ $125 million	If not met for 7 consecutive days, non-financed capital expenditures are limited to $50 million until the 90th consecutive day Available Liquidity is restored to $125 million

Other reserves under the revolving credit facility, such as availability reserves and borrowing base reserves, are customary for credit facilities of this type.

The revolving credit facility also includes various customary operating covenants, including restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments, maintenance of a minimum amount of inventory, and payment of dividends or other distributions. Failure to satisfy the covenants would constitute an event of default under the revolving credit facility. In September 2007, the revolving credit facility was amended to specifically permit the issuance of the convertible senior notes described above, and any conversion of the convertible senior notes into common stock.

A failure by USEC to comply with obligations under the revolving credit facility or other agreements such as the indenture governing USEC's outstanding convertible notes and the 2002 DOE-USEC Agreement, or the occurrence of a "fundamental change" as defined in the indenture governing USEC's outstanding convertible notes or the occurrence of a "material adverse effect" as defined in USEC's credit facility, could result in an event of default under the credit facility. A default, if not cured or waived, could permit acceleration of USEC's indebtedness.

DOE Loan Guarantee Program

Included in other long-term assets are approximately $1.3 million for deferred financing costs related to the DOE Loan Guarantee Program, such as loan guarantee application fees paid to DOE and third-party costs. Deferred financing costs will be amortized over the life of the loan or, if USEC does not receive a loan, charged to expense.

Other

In January 2006, USEC repaid the remaining balance of its 6.625% senior notes of $288.8 million on the scheduled maturity date.

10. PENSION AND POSTRETIREMENT HEALTH AND LIFE BENEFITS

There are approximately 7,300 employees and retirees covered by defined benefit pension plans providing retirement benefits based on compensation and years of service, and approximately 4,000 employees, retirees and dependents covered by postretirement health and life benefit plans. DOE retained the obligation for postretirement health and life benefits for workers who retired prior to July 28, 1998. Pursuant to the supplemental executive retirement plans ("SERP") and pension restoration plan, USEC provides executive officers additional retirement benefits in excess of qualified plan limits imposed by tax law. Non-union employees hired on or after September 1, 2008 do not participate in a defined benefit pension plan.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", requiring the recognition in the balance sheet of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability, and an offsetting adjustment to accumulated other comprehensive income (loss), a component of stockholders' equity. SFAS No. 158 requires prospective application, and was effective beginning with USEC's financial statements at December 31, 2006. SFAS No. 158 requires balance sheet recognition of net actuarial losses and prior service costs and benefits (items that are deferred and recognized as net periodic benefit costs in the statement of income over time). SFAS No. 158 also requires that plan assets and benefit obligations be measured at the year-end balance sheet date, which is consistent with USEC's practice. SFAS No. 158 does not impact the measurement of plan assets and benefit obligations, or the determination of the amount of net periodic benefit cost in the statement of income.

During 2008 the defined benefit pension plans moved from overfunded to underfunded status driven by a decrease in the value of plan assets. The expected return on plan assets is based on the weighted average of long-term return expectations for the composition of the plans' equity and debt securities. Expected returns for each asset class are based on historical returns and expectations of future returns. The differences between the actual return on plan assets and expected return on plan assets are accumulated in Net Actuarial Gains and (Losses). The expected return on plan assets for the defined benefit pension plans in 2008 was 8%.

Changes in the projected benefit obligations and plan assets and the funded status of the plans follow (in millions):

	Defined Benefit Pension Plans Years Ended December 31, 2008	2007	Postretirement Health and Life Benefit Plans Years Ended December 31, 2008	2007
Changes in Benefit Obligations				
Obligations at beginning of year	$737.0	$744.4	$203.6	$202.2
Actuarial (gains) losses, net	20.3	(31.7)	0.6	(5.0)
Service costs	17.4	17.9	4.4	4.1
Interest costs	45.7	43.1	12.1	11.8
Gross benefits paid	(37.6)	(36.3)	(9.7)	(9.7)
Other	-	(0.4)	-	-
Less federal subsidy on benefits paid	N/A	N/A	0.2	0.2
Obligations at end of year	782.8	737.0	211.2	203.6
Changes in Plan Assets				
Fair value of plan assets at beginning of year	780.9	737.7	73.0	73.5
Actual return on plan assets	(194.8)	70.2	(23.8)	6.1
USEC contributions	10.3	9.8	3.6	3.1
Benefits paid	(37.6)	(36.3)	(9.7)	(9.7)
Other	-	(0.5)	-	-
Fair value of plan assets at end of year	558.8	780.9	43.1	73.0
Funded (Unfunded) status at end of year	(224.0)	43.9	(168.1)	(130.6)
Amounts recognized in assets and liabilities:				
Noncurrent assets	$ -	$67.1	$ -	$ -
Current liabilities	(0.9)	(0.2)	-	-
Noncurrent liabilities	(223.1)	(23.0)	(168.1)	(130.6)
	$(224.0)	$43.9	$(168.1)	$(130.6)
Amounts recognized in accumulated other comprehensive income, pre-tax:				
Net actuarial loss (gain)	$302.0	$26.0	$55.1	$26.2
Prior service cost (credit)	7.5	9.2	(23.0)	(37.4)
	$309.5	$35.2	$32.1	$(11.2)
Assumptions used to determine benefit obligations at end of year:				
Discount rate	6.09%	6.21%	6.00%	5.96%
Compensation increases	4.25	4.25	4.25	4.25

Projected benefit obligations for the defined benefit pension plans and the postretirement health and life benefit plans were discounted at weighted average rates of 6.09% and 6.00%, respectively, to determine the present values of the obligations as of December 31, 2008. The discount rates are the estimated rates at which the benefit obligations could be effectively settled on the measurement date and are based on yields of high quality fixed income investments whose cash flows match the timing and amount of expected benefit payments of the plans.

The current portion of underfunded plan liabilities represents the expected benefit payments for the following year in excess of the fair value of the plan assets at year-end. Therefore, the current liability reflects projected benefit payments for SERP and the pension restoration plan in the following year.

Projected benefit obligations are based on actuarial assumptions including future increases in compensation. Accumulated benefit obligations are based on actuarial assumptions but do not include possible future increases in compensation. The accumulated benefit obligation for all defined benefit pension plans was $704.5 million at December 31, 2008 and $661.9 million at December 31, 2007. At December 31, 2008, none of USEC's plans had fair value of plan assets in excess of accumulated benefit obligations.

The expected cost of providing pension benefits is accrued over the years employees render service, and actuarial gains and losses are amortized over the employees' average future service life. For postretirement health and life benefits, actuarial gains and losses and prior service costs or benefits are amortized over the employees' average remaining years of service from age 40 until the date of full benefit eligibility.

USEC began receiving federal subsidy payments in 2006 in connection with a change in Medicare law affecting corporations that sponsor prescription drug benefits. The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides prescription drug benefits under Medicare ("Medicare Part D") as well as federal subsidy payments to sponsors of plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. USEC, in consultation with its actuaries, has determined that the prescription drug provisions of its postretirement health benefit plan are at least actuarially equivalent to Medicare Part D.

The components of net benefit costs for pension and postretirement health and life benefit plans were as follows (in millions):

	Defined Benefit Pension Plans			Postretirement Health and Life Benefit Plans		
	Years Ended December 31,			Years Ended December 31,		
	2008	2007	2006	2008	2007	2006
Service costs	$17.4	$17.9	$18.3	$4.4	$4.1	$4.7
Interest costs	45.7	43.1	40.7	12.1	11.8	11.0
Expected return on plan assets (gains)	(61.4)	(58.0)	(53.8)	(5.2)	(5.6)	(5.5)
Amortization of prior service costs (credit)	1.7	1.8	1.7	(14.5)	(14.5)	(14.5)
Amortization of actuarial (gains) losses, net	0.7	1.3	5.3	0.7	2.2	2.6
Other special charges	-	0.1	-	-	-	-
Net benefit costs	$4.1	$6.2	$12.2	$(2.5)	$(2.0)	$(1.7)
Assumptions used to determine net benefit costs:						
Discount rate	6.21%	5.75%	5.50%	5.96%	5.75%	5.50%
Expected return on plan assets	8.00	8.00	8.00	7.50	8.00	8.00
Compensation increases	4.25	4.00	3.75	4.25	4.00	3.75

The estimated actuarial net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension benefit cost during 2009 are $23.9 million and $1.7 million, respectively. The estimated actuarial net loss and prior service cost credit for the postretirement health and life plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2009 are $4.2 million and $(14.5) million, respectively.

Healthcare cost trend rates used to measure postretirement health benefit obligations follow:

	December 31, 2008	December 31, 2007
Healthcare cost trend rate for the following year	8.25%	9.00%
Long-term rate that the healthcare cost trend rate gradually declines to	5%	5%
Year that the healthcare cost trend rate is expected to reach the long-term rate	2016	2014

A one-percentage-point change in the assumed healthcare cost trend rates would have an effect on the postretirement health benefit obligation and costs, as follows (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Postretirement health benefit obligation	$8.6	$(8.3)
Net benefit costs	$1.0	$(0.9)

Benefit Plan Assets

Independent investment advisors manage assets in each category to maximize investment returns within reasonable and prudent levels of risk. Risk is reduced by diversifying plan assets in a broad mix of asset classes and by following a strategic asset allocation approach. Asset classes and target weights are adjusted periodically to optimize the long-term portfolio risk/return tradeoff, to provide liquidity for benefit payments, and to align portfolio risk with the underlying obligations. In 2008, actual returns for the defined benefit pension plan assets were significantly below the expected long-term rate of return on plan assets of 8% due to adverse conditions in the financial markets.

The allocation of plan assets between equity and debt securities and the target allocation range by asset category follows:

	Percentage of Plan Assets December 31, 2008	Percentage of Plan Assets December 31, 2007	Target Allocation Range 2008
Defined Benefit Pension Plans:			
Equity securities	50%	60%	40-60%
Debt securities	50	40	40-60
	100%	100%	
Postretirement Health and Life Benefit Plans:			
Equity securities	67%	65%	55-75%
Debt securities	33	35	25-45
	100%	100%	

In order to attempt to reduce the volatility of pension plan assets and also to better align plan assets with liabilities, the target equity allocation was reduced in 2008 by 10% and the target fixed income allocation was increased by 10%.

Benefit Plan Cash Flows

USEC expects cash contributions to the plans in 2009 will be as follows: $23.6 million for the defined benefit pension plans and $5.3 million for the postretirement health and life benefit plans.

Estimated future benefit plan payments and expected subsidies from Medicare follow (in millions):

	Defined Benefit Pension Plans	Postretirement Health and Life Benefit Plans	Expected Subsidies From Medicare
2009	$39.2	$11.4	$0.3
2010	41.0	13.2	0.4
2011	42.6	14.9	0.5
2012	51.2	16.3	0.7
2013	46.9	17.8	0.9
2014 to 2018	273.1	108.7	7.4

Other Plans

USEC sponsors a 401(k) defined contribution plan for employees. Employee contributions are matched at established rates. Amounts contributed are invested in a range of investment options available to participants, and the funds are administered by an independent trustee. USEC's matching cash contributions amounted to $7.4 million in 2008, $6.6 million in 2007 and $6.1 million in 2006. Under the Executive Deferred Compensation Plan (and previously under the 401(k) Restoration Plan), qualified employees contribute and USEC matches contributions in excess of amounts eligible under the 401(k) plan. USEC's matching contributions amounted to $0.1 million in each of 2008, 2007 and 2006.

11. STOCK-BASED COMPENSATION

USEC has stock-based compensation plans available to grant restricted stock, restricted stock units, non-qualified stock options, performance awards and other stock-based awards to key employees and non-employee directors, as well as an employee stock purchase plan. A summary of stock-based compensation costs follows (in millions).

	Years Ended December 31,		
	2008	2007	2006
Total stock-based compensation costs:			
Restricted stock and restricted stock units	$5.1	$5.2	$3.5
Stock options, performance awards and other	1.2	0.8	0.8
Less: costs capitalized as part of inventory	(0.2)	(0.3)	(0.3)
Expense included in selling, general and administrative	$6.1	$5.7	$4.0
Total after-tax expense	$3.9	$3.6	$2.6

As of December 31, 2008, there was $4.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based payments granted, of which $2.7 million relates to restricted shares and restricted stock units, and $1.4 million relates to stock options. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Of the 16.9 million shares of common stock approved by stockholders for issuance under USEC's equity incentive plan and employee stock purchase plan, there were 5,404,000 shares available for future awards under the plan at December 31, 2008 (excluding outstanding awards which terminate or are cancelled without being exercised or that are settled for cash), including 4,036,000 shares available for grants of stock options and 1,368,000 shares available for restricted stock or restricted stock units, performance awards and other stock-based awards, as well as the employee stock purchase plan. USEC's practice is to issue shares under stock-based compensation plans from treasury stock.

Restricted Stock Units and Restricted Stock

Under the long-term incentive program established in April 2006, the target award denominated in shares of USEC stock is determined based on the average closing price of USEC's common stock in the calendar month prior to the beginning of the performance period. The awards are then marked to market each period, with 80% of the adjustment based on the ending price of USEC's common stock. The remaining 20% is based on a market condition and is valued using a Monte Carlo model. Compensation cost for these awards is generally recognized over a three-year service period. The awards can be settled in cash or USEC stock, or can be deferred for future settlement at the employee's discretion. Since there is the potential for cash settlement, the awards are classified as a liability. Non-employee directors are granted restricted stock units as part of their compensation for serving on the Board of Directors which can only be settled in USEC stock. The restricted stock units vest over one or three years.

The fair value of restricted stock is determined based on the closing price of USEC's common stock on the grant date. Compensation cost for restricted stock is amortized to expense on a straight-line basis over the vesting period, which, depending on the grant, is amortized ratably over a one-, three- or five-year period. Sale of such shares is restricted prior to the date of vesting. A summary of restricted shares activity for the year ended December 31, 2008 follows (shares in thousands):

	Shares	Weighted-Average Grant-Date Fair Value
Restricted Shares at December 31, 2007	788	$10.82
Granted	820	5.84
Vested	(338)	11.15
Forfeited	(13)	13.09
Restricted Shares at December 31, 2008	**1,257**	**$7.46**

Stock Options

The intrinsic value of an option, if any, represents the excess of the fair value of the common stock over the exercise price. The determination of the fair value of stock option awards is affected by USEC's stock price and a number of complex and subjective variables. Fair value is estimated using the Black-Scholes option pricing model, which includes a number of assumptions including USEC's estimates of stock price volatility, employee stock option exercise behaviors, future dividend payments, and risk-free interest rates.

The expected term of options granted is the estimated period of time from the beginning of the vesting period to the date of expected exercise or other settlement, based on historical exercises and post-vesting terminations. Future stock price volatility is estimated based on historical volatility for the recent period equal to the expected term of the options. The risk-free interest rate for the expected option term is based on the U.S. Treasury yield curve in effect at the time of grant. No cash dividends are expected in the foreseeable future and therefore an expected dividend yield of zero is used in the option valuation model. Historical data are used to estimate pre-vesting option forfeitures at the time of grant. Estimates for option forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Compensation expense is recognized for stock option awards that are expected to vest.

Assumptions used to value option grants follow:

	Years Ended December 31,		
	2008	2007	2006
Risk-free interest rate	1.84-2.62%	4.5%	4.6%
Expected dividend yield	-	-	-
Expected volatility	50-56%	42%	41%
Expected option life	3.5 years	3.5 years	3.5 years
Weighted-average grant date fair value	$2.23	$4.77	$4.21
Options granted	818,000	258,000	288,000

Stock options vest or become exercisable in equal annual installments over a one to three year period and expire 5 or 10 years from the date of grant. A summary of stock option activity follows:

	Stock Options (thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
Outstanding at December 31, 2007	1,318	10.23		
Granted	818	5.85		
Exercised	-	-		
Forfeited or expired	(16)	12.65		
Outstanding at December 31, 2008	2,120	$8.52	1.5	$ -
Exercisable at December 31, 2008	1,077	$9.64	2.3	$ -

Cash received from the exercise of stock options was $0.8 million in 2007 and $2.1 million in 2006. The total intrinsic value of options exercised was $1.0 million in 2007 and $1.3 million in 2006. There were no options exercised in 2008.

Stock options outstanding and options exercisable at December 31, 2008, follow (options in thousands):

Stock Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life in Years	Options Exercisable
$3.63 to $7.00	1,033	0.6	216
7.02 to 7.13	151	3.1	151
8.05	104	0.2	104
8.50	142	2.6	142
10.44 to 11.88	103	1.7	103
12.09	225	2.3	149
12.19 to 14.28	275	3.0	125
16.90	87	1.3	87
	2,120	1.5	1,077

Employee Stock Purchase Plan

Under the employee stock purchase plan, participating employees may purchase shares of USEC Inc. common stock at 85% of the market price at the end of the six-month offer period. There is a minimum holding period of one year. Employees can elect to designate up to 10% of their compensation to purchase common stock under the plan. USEC is required to recognize the compensation costs for the discounts provided under the plan effective January 1, 2006. USEC recognized expense of $0.1 million in each of the years ended December 31, 2008 and 2007 related to this plan. Shares purchased by employees amounted to approximately 132,000 in 2008 and approximately 54,000 in 2007. At December 31, 2008, there were 211,000 remaining shares available for purchase under the plan.

12. INCOME TAXES

Provision

The provision for income taxes from continuing operations is as follows (in millions):

	Years Ended December 31,		
	2008	2007	2006
Current:			
Federal	$13.7	$68.3	$70.4
State and local	6.2	7.5	7.2
	19.9	75.8	77.6
Deferred:			
Federal	2.5	(41.2)	(14.4)
State and local	0.6	0.6	1.0
	3.1	(40.6)	(13.4)
	$23.0	$35.2	$64.2

Deferred Taxes

Future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and USEC's estimate of the tax bases of its assets and liabilities result in deferred tax assets and liabilities, as follows (in millions):

	December 31,	
	2008	2007
Deferred tax assets:		
Plant lease turnover and other exit costs	$23.2	$23.9
Employee benefits costs	166.5	57.4
Inventory	44.8	28.7
Property, plant and equipment	47.1	66.9
Tax intangibles	3.4	4.4
Deferred costs for depleted uranium	46.1	38.7
Net operating loss carryforwards	1.6	1.9
Accrued expenses	6.1	7.3
Other	5.2	3.4
	$344.0	$232.6
Valuation allowance	(1.5)	(1.8)
Deferred tax assets, net of valuation allowance	342.5	230.8
Deferred tax liabilities:		
Prepaid expenses	1.3	1.2
Deferred tax liabilities	1.3	1.2
	$341.2	$229.6

The valuation allowances of $1.5 million and $1.8 million at December 31, 2008 and 2007, respectively, reduce deferred tax assets and are recorded as a result of the acquisition of NAC, and relate to state net operating losses that are available to offset future taxable income of NAC. The NAC state net operating losses currently expire through 2023. A valuation allowance is provided if it is more likely than not that all or a portion of a deferred tax asset will not be realized. Tax benefits earned or expected to be earned from the net operating losses are recorded as reductions to goodwill and have been reflected in the balance. The goodwill amount will not be deductible for income tax purposes. The $0.3 million decrease to the valuation allowance and net operating loss carryforwards recorded in 2008 did not affect the deferred tax provision and was attributable to state net operating losses that expired as of December 31, 2008 for which full valuation allowances were previously recorded. The deferred tax asset, net of valuation allowance, is more likely than not to be realized in future years based on an assessment of positive and negative available evidence.

Effective Tax Rate

A reconciliation of income taxes calculated based on the federal statutory income tax rate of 35% and the effective tax rate follows:

	Years Ended December 31,		
	2008	2007	2006
Federal statutory tax rate	35%	35%	35%
State income taxes, net of federal	5	3	2
Export tax incentives	-	(1)	(1)
Research and other tax credits	(6)	(1)	(1)
Manufacturing deduction	-	(1)	-
Other nondeductible expenses	1	-	1
Impact of state rate changes on deferred taxes	1	1	2
FIN 48 uncertain tax positions (see below)	(4)	(9)	-
	32%	27%	38%

FIN 48 Uncertain Tax Positions

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before the related tax benefit may be recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

USEC adopted the provisions of FIN 48 effective January 1, 2007. As a result of implementing FIN 48, USEC recognized a $31.1 million increase in the liability for unrecognized tax benefits. This increase resulted in a $7.5 million decrease in the January 1, 2007 retained earnings balance and a $23.6 million increase in the deferred tax assets. Implementation of FIN 48 also resulted in an additional $11.4 million decrease in the January 1, 2007 retained earnings balance for accrued interest and penalties. The liability for unrecognized tax benefits was $38.5 million at January 1, 2007, of which $19.5 million would impact the effective tax rate, if recognized.

A reconciliation of the beginning and ending amount of unrecognized benefits is as follows (in millions):

	Years Ended December 31,	
	2008	2007
Balance at beginning of the year	$10.8	$38.5
Additions to tax positions of prior years	-	5.6
Reductions to tax positions of prior years	(7.3)	(4.2)
Additions for tax positions of current year	0.3	1.1
Settlements	-	(12.2)
Statute expiration	-	(18.0)
Balance at end of the year (1)	$3.8	$10.8
Liability decrease	$7.0	$27.7

(1) Amount for unrecognized tax benefits included in other long-term liabilities.

During 2008, the liability for unrecognized tax benefits decreased $7.0 million, of which $2.9 million decreased the tax provision. The decrease was primarily as a result of the completion of the 2004 through 2006 IRS examination and the filing of a tax accounting method change.

During 2007, the liability for unrecognized tax benefits decreased $27.7 million, of which $12.6 million decreased the tax provision. The decrease was primarily a result of the expiration of the federal statute of limitations for all tax years through 2003, the resolution of an issue with the IRS, and the completion of the IRS examination.

The $2.9 million and $12.6 million tax provision decrease reduced the effective tax rate by 4% and 9% for 2008 and 2007, respectively, as shown in the rate reconciliation above. All of the liability balance at December 31, 2008 of $3.8 million would affect the effective tax rate, if recognized. USEC believes that the liability for unrecognized tax benefits will not materially change in the next 12 months.

USEC and its subsidiaries file income tax returns with the U.S. government and various states and foreign jurisdictions. In the third quarter of 2007, the IRS completed USEC's federal income tax return examination for tax years 1998 through 2003. As of December 31, 2008, the federal statute of limitations is closed with respect to all tax years through 2003. The IRS commenced an examination of USEC's 2004 through 2006 federal income tax returns during 2007, and the exam was completed in July 2008. As of December 31, 2008, the applicable Kentucky and Ohio statutes of limitations for tax years 2004 forward and 2005 forward, respectively, had not yet expired.

USEC recognizes accrued interest as a component of interest expense and accrued penalties as a component of selling, general and administrative expense in the consolidated statement of income, which is consistent with the reporting for these items in periods prior to the implementation of FIN 48. After implementation of FIN 48, USEC's balance of accrued interest and penalties was $19.5 million at January 1, 2007. Expenses for accrued interest and penalties totaled $0.5 million during 2008 and $3.3 million during 2007. During 2008, $1.5 million of previously accrued interest and penalties were reversed primarily as a result of the completion of the IRS exams for 2004 through 2006 and the filing of a tax accounting method change. During 2007, $16.4 million of previously accrued interest and penalties were reversed as a result of the expiration of the federal statute of limitations and the completion of the IRS examination for all tax years through 2003. The reversal of previously accrued interest was recorded as interest income and the reversal of the previously accrued penalties was recorded as a reduction to selling, general and administrative expense in the consolidated statement of income. As a result of settling the IRS examinations through 2003, USEC made an interest payment to the IRS of $3.5 million in September 2007 and interest payments totaling $1.0 million to various states in December 2007. Accrued interest and penalties as of December 31, 2008 totaled $0.9 million and as of December 31, 2007 totaled $1.9 million.

13. STOCKHOLDERS' EQUITY

Common Stock

Changes in the number of shares of common stock outstanding follow (in thousands):

	Shares Issued	Treasury Stock	Shares Outstanding
Balance at December 31, 2005	100,320	(13,749)	86,571
Common stock issued	-	571	571
Balance at December 31, 2006	100,320	(13,178)	87,142
Common stock issued	23,000	437	23,437
Balance at December 31, 2007	123,320	(12,741)	110,579
Common stock issued	-	1,177	1,177
Balance at December 31, 2008	**123,320**	**(11,564)**	**111,756**

In September 2007, USEC issued 23 million shares of common stock raising net proceeds of approximately $214 million after underwriter commissions and offering expenses.

Preferred Stock Purchase Rights

In April 2001, the Board of Directors approved a shareholder rights plan, under which shareholders of record on May 9, 2001 received rights that initially trade together with USEC common stock and are not exercisable. In the absence of further action by the Board, the rights generally would become exercisable and allow the holder to acquire USEC common stock at a discounted price if a person or group acquires 15% or more of the outstanding shares of USEC common stock or commences a tender or exchange offer to acquire 15% or more of the common stock of USEC. However, any rights held by the acquirer would not be exercisable. The Board of Directors may direct USEC to redeem the rights at $.01 per right at any time before the tenth day following the acquisition of 15% or more of USEC common stock by a person or group.

14. NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period, excluding any unvested restricted stock.

In calculating diluted net income per share, the numerator is increased by interest expense on the convertible notes, net of tax, and the denominator is increased by the weighted average number of shares resulting from potentially dilutive stock compensation awards and the convertible notes, assuming full conversion. Conversion of the convertible notes is not assumed if the effect is antidilutive. Convertible debt is antidilutive if foregone interest on the notes (net of tax and nondiscretionary adjustments) per common share obtainable upon full conversion exceeds basic net income per share.

	Years Ended December 31,		
	2008	2007	2006
		(in millions)	
Numerator:			
Net income	$48.7	$96.6	$106.2
Interest expense on convertible notes – net of tax	6.5	2.9	-
Net income if-converted	$55.2	$99.5	$106.2
Denominator:			
Weighted average common shares	111.4	93.4	86.9
Less: Weighted average unvested restricted stock	0.8	0.4	0.3
Denominator for basic calculation	110.6	93.0	86.6
Weighted average effect of dilutive securities:			
Convertible notes	48.1	12.5	-
Stock compensation awards	-	0.3	0.2
Denominator for diluted calculation	158.7	105.8	86.8
Net income per share – basic	$.44	$1.04	$1.22
Net income per share – diluted	$.35	$.94	$1.22

Options to purchase shares of common stock having an exercise price greater than the average share market price are excluded from the calculation of diluted earnings per share (options in millions):

	Years Ended December 31,		
	2008	2007	2006
Options excluded from diluted earnings per share	2.0	0.1	0.4
Exercise price of excluded options	$5.86 to $16.90	$16.90	$11.88 to $16.90

15. ENVIRONMENTAL COMPLIANCE

Environmental compliance costs include the handling, treatment and disposal of hazardous substances and wastes. Pursuant to the USEC Privatization Act, environmental liabilities associated with the Paducah and Portsmouth GDPs prior to July 28, 1998 are the responsibility of the U.S. government, except for liabilities relating to certain identified wastes generated by USEC and stored at the GDPs.

Depleted Uranium

USEC stores depleted uranium at the Paducah and Portsmouth GDPs and accrues estimated costs for its future disposition. USEC anticipates that it will send most or all of its depleted uranium to DOE for disposition unless a more economic disposal option becomes available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process USEC's depleted uranium if provided to DOE. If we were to dispose of our uranium this way, USEC would be required to reimburse DOE for the related disposition costs of our depleted uranium, including a pro rata share of DOE's capital costs. Processing DOE's depleted uranium is expected to take about 25 years. The timing of the disposal of USEC's depleted uranium has not been determined. The long-term liability for depleted uranium disposition is dependent upon the volume of depleted uranium generated and estimated processing, transportation and disposal costs. USEC's estimate of the unit disposal cost is based primarily on estimated cost data obtained from DOE without consideration given to contingencies or reserves. USEC's estimate is periodically reviewed as additional information becomes available. USEC's estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC.

Compliance with NRC regulations requires that USEC provide financial assurance regarding the cost of the eventual disposition of USEC's depleted uranium and stored wastes. The financial assurance requirement is based on our year-end liability plus expected volume increases over the coming year, including NRC required contingencies, totaling to an annual projected required amount. At December 31, 2008, the financial assurance requirements in place for 2009, principally the amount associated with disposition of depleted uranium, total $232.0 million and are covered by a combination of $204.5 million under surety bonds and a $27.5 million letter of credit.

USEC's estimated cost and accrued liability for depleted uranium disposition, as well as related financial assurance USEC provides, are subject to change as additional information becomes available.

Stored Wastes

USEC's operations generate hazardous, low-level radioactive and mixed wastes. The storage, treatment, and disposal of wastes are regulated by federal and state laws. USEC utilizes offsite treatment and disposal facilities and stores wastes at the Paducah and Portsmouth GDPs pursuant to permits, orders and agreements with DOE and various state agencies. Liabilities accrued for the treatment and disposal of stored wastes generated by USEC's operations amounted to $6.0 million at December 31, 2008 and $4.7 million at December 31, 2007.

GDP Lease Turnover

At the conclusion of the GDP lease with DOE, USEC may leave the property in an "as is" condition, but must remove all wastes generated by USEC, which are subject to off-site disposal, and must place the GDPs in a safe shutdown condition. Accrued liabilities for lease turnover costs amounted to $55.4 million at December 31, 2008 and $56.9 million at December 31, 2007.

American Centrifuge Decontamination and Decommissioning

Financial Assurance

USEC leases facilities in Piketon, Ohio from DOE for the American Centrifuge Plant. At the conclusion of the 36-year lease period in 2043, assuming no further extensions, USEC is obligated to return these leased facilities to DOE in a condition that meets NRC requirements and in the same condition as the facilities were in when they were leased to USEC (other than due to normal wear and tear). USEC owns all capital improvements at the American Centrifuge Plant and, unless otherwise consented to by DOE, must remove them by the conclusion of the lease term. USEC is required to provide financial assurance to the NRC incrementally based on facility construction and centrifuge installation. USEC is also required to provide financial assurance to DOE in an amount equal to its current estimate of costs to comply with lease turnover requirements, less the amount of financial assurance required of USEC by the NRC for decontamination and decommissioning ("D&D"). As of December 31, 2008, USEC has provided financial assurance to the NRC and DOE for 2009 in the form of surety bonds totaling $57.7 million.

The financial assurance requirements will increase each year commensurate with the status of facility construction and operations. As part of USEC's license to operate the American Centrifuge Plant, USEC provides the NRC with a projection of the total D&D cost. The current estimate of the total cost related to NRC requirements is $377.3 million in 2008 dollars, and the projected total incremental lease turnover cost related to DOE is estimated to be $25.5 million in 2008 dollars. Financial assurance will also be required for the disposition of depleted uranium generated from future centrifuge operations.

Asset Retirement Obligations

Commensurate with the American Centrifuge Plant commercial lease signed in December 2006, USEC recorded the financial assurance amount for 2006 of $8.8 million as the estimate of the present value of the asset retirement obligation at year end. In 2007, USEC reassessed and revised the estimate of the asset retirement obligation reducing the amount recorded in both construction work in progress and other long-term liabilities. The estimate is also revised for any changes in long-term inflation rate assumptions. Additional retirement obligations are recognized as construction progress continues as indicated by the increase during 2008. Changes in USEC's asset retirement obligation liability balance since December 31, 2006 follow (in millions):

Balance at December 31, 2006	$8.8
Additional retirement obligation and revision of estimate	(4.6)
Time value accretion	0.2
Balance at December 31, 2007	$4.4
Additional retirement obligation	8.8
Time value accretion	0.5
Balance at December 31, 2008	$13.7

Surety Bond Collateral

Other long-term assets at December 31, 2008 include interest-earning cash deposits of $135.1 million provided as collateral for surety bonds relating primarily to depleted uranium and American Centrifuge Plant decontamination and decommissioning.

16. COMMITMENTS AND CONTINGENCIES

Power Contracts and Commitments

The gaseous diffusion process uses significant amounts of electric power to enrich uranium. USEC purchases most of the electric power for the Paducah GDP from the Tennessee Valley Authority ("TVA") under an agreement for power deliveries through May 2012. Capacity under the agreement is fixed. As of December 31, 2008, USEC is obligated to make minimum payments under the agreement, whether or not it takes delivery of electric power, of approximately $1.7 billion through May 2012. USEC's costs are subject to monthly fuel cost adjustments to reflect changes in TVA's fuel costs, purchased power costs, and related costs.

American Centrifuge Plant

Milestones under the 2002 DOE-USEC Agreement

USEC is working to construct and deploy the American Centrifuge Plant as a replacement for the Paducah GDP. In 2002, USEC and DOE signed an agreement (such agreement, as amended, the "2002 DOE-USEC Agreement") in which USEC and DOE made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry. The 2002 DOE-USEC Agreement contains specific project milestones relating to the American Centrifuge Plant. At USEC's request, the last four milestones were amended in January 2009 to replace milestones that were not aligned with USEC's deployment schedule for the American Centrifuge Plant. The first of the new milestones requires that USEC secure firm financing commitment(s) by November 2009 for the construction of the commercial American Centrifuge Plant with an annual capacity of approximately 3.5 million SWU per year.

Until USEC has met the November 2009 financing milestone, DOE has full remedies under the 2002 DOE-USEC Agreement. However, if a delaying event beyond the control and without the fault or negligence of USEC occurs which would affect USEC's ability to meet a milestone, DOE and USEC will jointly meet to discuss in good faith possible adjustments to the milestones as appropriate to accommodate the delaying event. Once USEC has met the November 2009 financing milestone, DOE's remedies under the 2002 DOE-USEC Agreement are limited to those circumstances where USEC's gross negligence in project planning and execution is responsible for schedule delays or in the circumstance where USEC constructively or formally abandons the project or fails to diligently pursue the financing commitment(s).

The 2002 DOE-USEC Agreement provides DOE with specific remedies if USEC fails to meet a milestone that would materially impact USEC's ability to begin commercial operations of the American Centrifuge Plant on schedule. These remedies could include terminating the 2002 DOE-USEC Agreement, revoking USEC's access to DOE's U.S. centrifuge technology that USEC requires for the success of the American Centrifuge project and requiring USEC to transfer its rights in the American Centrifuge technology and facilities to DOE, and requiring USEC to reimburse DOE for certain costs associated with the American Centrifuge project. DOE could also recommend that USEC be removed as the sole U.S. Executive Agent under the Megatons-to-Megawatts program, which could reduce or terminate USEC's access to Russian LEU. Any of these actions could have a material adverse impact on USEC's business.

Project Funding

USEC needs to raise a significant amount of additional capital to continue funding and to complete the American Centrifuge Plant. USEC does not believe public market financing for a large capital project such as American Centrifuge is available given current financial market conditions. In July 2008, USEC applied to the DOE Loan Guarantee Program as the path for obtaining $2 billion in debt financing to complete the American Centrifuge Plant. Areva, a company majority owned by the French government, also applied for funding under this program and is also being considered by DOE. USEC is seeking a selection of its project by DOE in the short term, followed by an expeditious funding commitment and financial closing. However, USEC has no assurance that its project will be selected to move forward in the program, and if USEC is selected, it could still take an extended period for the loan guarantee and funding to be finalized. Accordingly, USEC has initiated steps to conserve cash and reduce the planned escalation of project construction and machine manufacturing activities until USEC gains greater clarity on potential funding for the project through the DOE Loan Guarantee Program. In addition, on a parallel path, USEC continues to evaluate potential third-party investment.

Without a DOE loan guarantee or other financing and without taking into account USEC's plans to slow down project spending in 2009, USEC anticipates that its cash, expected internally generated cash flow from operations and available borrowings under its revolving credit facility would be sufficient to meet its cash needs for approximately 6-9 months under the baseline budget and schedule. Taking into account USEC's plans to slow down project spending, USEC anticipates that its liquidity will be sufficient beyond this period. If USEC determines that a loan guarantee or alternative financing is not forthcoming or available in the near term, USEC will take additional steps to implement further project spending reductions to maintain sufficient liquidity for at least twelve months. However, additional funds may be necessary sooner than USEC currently anticipates if USEC is not successful in its efforts to conserve cash or in the event of increases in the cost of the American Centrifuge project, unanticipated prepayments to suppliers, increases in financial assurance, unanticipated costs under the Russian Contract, increases in power costs or any shortfall in USEC's estimated levels of operating cash flow, or to meet other unanticipated expenses.

Legal Matters

DOE Contract Services Matter

The U.S. Department of Justice ("DOJ") asserted in a letter to USEC dated July 10, 2006 that DOE may have sustained damages in an amount that exceeds $6.9 million under USEC's contract with DOE for the supply of cold standby services at the Portsmouth GDP. DOJ indicated that it was assessing possible violations of the Civil False Claims Act ("FCA"), which allows for treble damages and civil penalties, and related claims in connection with invoices submitted under that contract. USEC responded to DOJ's letter in September 2006, stating that the government does not have a legitimate basis for asserting any FCA or related claims under the cold standby contract, and has been cooperating with DOJ and the DOE Office of Investigations with respect to their inquiries into this matter. In a supplemental presentation by DOJ and DOE on October 18, 2007, DOJ identified revised assertions of alleged overcharges of at least $14.6 million on the cold standby and two other cost-type contracts, again potentially in violation of the FCA. USEC has responded to these assertions and has provided several follow-up responses to DOJ and DOE in response to their requests for additional data and analysis. USEC believes that the DOJ and DOE analyses are significantly flawed, and no loss has been accrued. USEC intends to defend vigorously any FCA or related claim that might be asserted against it. As part of USEC's continuing discussions with DOJ, USEC and DOJ have agreed several times to extend the statute of limitations for this matter, most recently to April 10, 2009.

Environmental Matter

Under a cleanup agreement with the Environmental Protection Agency ("EPA"), USEC removed certain material from a site in South Carolina previously operated by Starmet CMI, one of USEC's former contractors, that was attributable to quantities of depleted uranium USEC had sent there under a 1998 contract. In June 2007, USEC was contacted by the EPA concerning costs incurred by the EPA for additional cleanup at the Starmet site. In January 2009, pursuant to the terms of a September 2008 settlement agreement, USEC paid the EPA $1.0 million for the share of additional cleanup costs allocated to USEC in resolution of this matter. At this time, the EPA has completed its actions at the site and USEC is not aware of any further claims associated with the site.

Other Legal Matters

USEC is subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, USEC does not believe that the outcome of any of these legal matters will have a material adverse effect on its results of operations or financial condition.

Lease Commitments

Operating costs incurred under the operating leases with DOE for the Paducah, Piketon, and Oak Ridge facilities, and leases for office space and equipment amounted to $9.2 million in 2008, $8.3 million in 2007 and $9.1 million in 2006. Future estimated minimum lease payments and expected lease administration payments follow (in millions):

2009	$6.7
2010	5.8
2011	5.3
2012	3.5
2013	3.3
Thereafter	29.2
	$53.8

Except as provided in the 2002 DOE-USEC Agreement, USEC has the right to extend the lease for the GDPs indefinitely and may terminate the lease in its entirety or with respect to one of the plants at any time upon two years' notice.

The initial term of the American Centrifuge Plant lease was through June 30, 2009, and on February 2, 2009, USEC renewed it for an additional term of five years through June 30, 2014. USEC has the option to extend the lease term for additional five-year terms ending in 2043. Thereafter, USEC has the right to extend the American Centrifuge Plant lease for up to an additional 20 years, through 2063, if it agrees to demolish the existing buildings leased to USEC after the lease term expires. USEC has the option, with DOE's consent, to expand the leased property to meet its needs until the earlier of September 30, 2013 or the expiration or termination of the GDP lease. USEC may terminate the American Centrifuge Plant lease upon three years' notice. DOE may terminate the lease for default, including default under the 2002 DOE-USEC Agreement.

USEC has office space and equipment leases for our corporate headquarters in Bethesda, Maryland through November 2016, for our NAC operations in Norcross, Georgia through February 2012, and for a Washington, D.C. office through June 2011.

DOE Technology License

USEC has a non-exclusive license in DOE inventions that pertain to enriching uranium using gas centrifuge technology. The license agreement with DOE provides for annual royalty payments based on a varying percentage (1% up to 2%) of USEC's annual revenues from sales of the SWU component of LEU produced by USEC at the American Centrifuge Plant and any other facility using DOE centrifuge technology. There is a minimum annual royalty payment of $100,000 and the maximum cumulative royalty over the life of the license is $100 million.

17. REVENUE BY GEOGRAPHIC AREA, MAJOR CUSTOMERS AND SEGMENT INFORMATION

Revenue attributed to domestic and foreign customers, including customers in a foreign country representing 10% or more of total revenue, follows (in millions):

	Years Ended December 31,		
	2008	2007	2006
United States	$1,212.5	$1,310.6	$1,109.5
Foreign:			
Japan	242.6	274.7	389.8
Other	159.5	342.7	349.3
	402.1	617.4	739.1
	$1,614.6	$1,928.0	$1,848.6

USEC's 10 largest utility customers represented 57% of revenue and USEC's three largest utility customers represented 30% of revenue in 2008. Revenue from two domestic customers, Exelon Corporation and Entergy Corporation, each represented more than 10%, but less than 15%, of revenue in 2008. Revenue from U.S. government contracts represented 12% of revenue in 2008, 9% of revenue in 2007 and 10% of revenue in 2006. No other customer represented more than 10% of revenue.

USEC has two reportable segments measured and presented through the gross profit line of the income statement: the low enriched uranium ("LEU") segment with two components, separative work units ("SWU") and uranium, and the U.S. government contracts segment. The LEU segment is USEC's primary business focus and includes sales of the SWU component of LEU, sales of both SWU and uranium components of LEU, and sales of uranium. The U.S. government contracts segment includes work performed for DOE and DOE contractors at the Portsmouth and Paducah GDPs, as well as nuclear energy services and technologies provided by NAC. Gross profit is USEC's measure for segment reporting. Intersegment sales were less than $0.1 million in each of 2008, 2007 and 2006 and have been eliminated in consolidation.

	Years Ended December 31,		
	2008	2007 (millions)	2006
Revenue			
LEU segment:			
Separative work units	$1,175.5	$1,570.5	$1,337.4
Uranium	217.1	163.5	316.7
	1,392.6	1,734.0	1,654.1
U.S. government contracts segment	222.0	194.0	194.5
	$1,614.6	$1,928.0	$1,848.6
Segment Gross Profit			
LEU segment	$190.4	$260.4	$304.9
U.S. government contracts segment	38.4	27.1	32.0
Gross profit	228.8	287.5	336.9
Advanced technology costs	110.2	127.3	105.5
Selling, general, and administrative	54.3	45.3	48.8
Other, net	-	-	3.9
Operating income	64.3	114.9	178.7
Interest (income) expense, net	(7.4)	(16.9)	8.3
Income before income taxes	$71.7	$131.8	$170.4

	December 31,		
	2008	2007 (millions)	2006
Assets			
LEU segment	$2,997.7	$3,036.4	$1,800.1
U.S. government contracts segment	57.6	51.4	61.3
	$3,055.3	$3,087.8	$1,861.4

USEC's long-term or long-lived assets include property, plant and equipment and other assets reported on the balance sheet at December 31, 2008, all of which were located in the United States.

18. QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes quarterly and annual results of operations (in millions, except per share data):

	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Year 2008
Revenue	$343.3	$249.0	$590.4	$431.9	$1,614.6
Cost of sales	304.5	185.5	542.0	353.8	1,385.8
Gross profit	38.8	63.5	48.4	78.1	228.8
Advanced technology costs	23.9	28.2	29.1	29.0	110.2
Selling, general and administrative	12.0	16.3	12.4	13.6	54.3
Operating income	2.9	19.0	6.9	35.5	64.3
Interest expense	6.3	5.2	4.0	1.8	17.3
Interest (income)	(10.8)	(6.0)	(4.5)	(3.4)	(24.7)
Provision (benefit) for income taxes	3.0	9.0	(1.0)	12.0	23.0
Net income	$4.4	$10.8	$8.4	$25.1	$48.7
Net income per share – basic	$.04	$.10	$.08	$.23	$.44
Net income per share – diluted	$.04 (a)	$.08	$.06	$.16	$.35
Weighted average number of shares outstanding:					
Basic	109.9	110.6	110.8	110.8	110.6
Diluted	110.2 (a)	158.7	158.9	158.9	158.7

	March 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Year 2007
Revenue	$465.0	$211.1	$634.7	$617.2	$1,928.0
Cost of sales	391.8	183.4	522.7	542.6	1,640.5
Gross profit	73.2	27.7	112.0	74.6	287.5
Advanced technology costs	33.7	35.6	30.8	27.2	127.3
Selling, general and administrative	12.5	11.5	9.0	12.3	45.3
Operating income (loss)	27.0	(19.4)	72.2	35.1	114.9
Interest expense	3.5	2.4	3.3	7.7	16.9
Interest (income)	(9.9)	(7.9)	(3.9)	(12.1)	(33.8)
Provision (benefit) for income taxes	(5.9)	(0.5)	27.2	14.4	35.2
Net income (loss)	$39.3	$(13.4)	$45.6	$25.1	$96.6
Net income (loss) per share – basic	$.45	$(.15)	$.52	$.22	$1.04
Net income (loss) per share – diluted	$.45	$(.15)	$.51	$.18	$.94
Weighted average number of shares outstanding:					
Basic	86.8	87.1	87.9	110.1	93.0
Diluted	87.2	87.1	89.8	158.4	105.8

(a) No effect of the convertible notes was recognized since the effect of full conversion was antidilutive.

The calculation of net income per share and average number of shares outstanding on a dilutive basis for the years ended December 31, 2008, 2007 and 2006 is provided in note 14. No dilutive effect is recognized in periods in which a net loss has occurred.

GLOSSARY

2002 DOE-USEC Agreement – An agreement in which USEC and DOE made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry (such agreement, as amended, the "2002 DOE-USEC Agreement"). This agreement provides that USEC will develop, demonstrate and deploy the American Centrifuge technology in accordance with 15 milestones.

American Centrifuge – An advanced uranium enrichment technology based on the proven workable U.S. centrifuge technology developed by DOE in the mid-1980s.

American Centrifuge Demonstration Facility – Demonstration facility in Piketon, Ohio where USEC has installed and is operating centrifuge machines as part of its Lead Cascade test program to demonstrate the American Centrifuge technology.

American Centrifuge Plant ("ACP") – USEC's planned commercial uranium enrichment facility using centrifuge technology. USEC plans to install thousands of centrifuge machines and operate the facility in the gas centrifuge enrichment plant buildings in Piketon, Ohio owned by DOE.

Assay – The concentration of U^{235} expressed by percentage of weight in a given quantity of uranium ore, uranium hexafluoride, uranium oxide or other uranium form. An assay of 3% to 5% U^{235} is required for most commercial nuclear power plants.

Centrifuge – A technology for enriching uranium by spinning uranium hexafluoride at high speed and using centrifugal force to separate the heavier U^{238} from the lighter U^{235}.

CERCLA – The Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. 9601 et seq.), a federal law passed in 1980 by the Superfund Amendments and Reauthorization Act. The act created a government trust fund, commonly known as Superfund, to investigate and clean up abandoned or uncontrolled hazardous waste sites.

Depleted Uranium – Uranium hexafluoride that is depleted in the U^{235} isotope as a result of the enrichment process.

DOC – The U.S. Department of Commerce.

DOE – The U.S. Department of Energy.

Downblending –The diluting or mixing of highly enriched uranium with depleted or natural uranium to produce low enriched uranium with a concentration of U^{235} of less than 5% for use in commercial nuclear reactors.

Enrichment – The step in the nuclear fuel cycle that increases the weight percent of U^{235} relative to U^{238} in order to make uranium usable as a fuel for nuclear power reactors.

EPA – The U.S. Environmental Protection Agency.

Freon – The trade name for a group of chlorofluorocarbons (CFCs) used primarily as a refrigerant. The Paducah GDP uses Freon as the primary process coolant. The production of Freon in the United States was terminated in 1995.

Gaseous Diffusion – A means of enriching uranium hexafluoride, which is heated to a gas and passed repeatedly through a porous barrier to separate the heavier U^{238} from the lighter U^{235}. The gas that diffuses through the barrier becomes increasingly more concentrated or enriched.

Highly Enriched Uranium – Uranium enriched in the isotope U^{235} to an assay equal to or greater than 20%.

Isotope – One or more atoms of an element having the same atomic number but different mass number.

Lead Cascade – An array of full-size centrifuge machines operating in a closed-loop configuration, from which samples are withdrawn for testing purposes and the enriched and depleted uranium streams are recombined into feed material.

Low Enriched Uranium ("LEU") – Uranium enriched in the isotope U^{235} to an assay of less than 20%. Commercial grade LEU typically has an assay of 3% to 5% and is used as fuel in nuclear reactors for the generation of electric power.

Megatons to Megawatts – The Russian Contract.

Megawatt ("MW") – A megawatt equals 1,000 kilowatts. One megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.

Natural Uranium – Uranium that has not been enriched or depleted in the isotope U^{235}.

NMMSS – The Nuclear Materials Management and Safeguards System of the DOE and NRC.

NRC – The U.S. Nuclear Regulatory Commission.

Paducah GDP – The Paducah gaseous diffusion plant in Paducah, Kentucky.

Portsmouth GDP – The Portsmouth gaseous diffusion plant in Piketon, Ohio.

Price-Anderson Act – Price-Anderson Nuclear Industry Indemnities Act of 1957, as amended, provides a system of indemnification for certain legal liability resulting from a nuclear incident in connection with contractual activity for DOE.

Russian Contract – Contract, dated January 14, 1994, between USEC and TENEX to implement the Agreement between the United States and the Russian Federation Concerning the Disposition of Highly Enriched Uranium Extracted from Nuclear Weapons. Under the contract, USEC serves as Executive Agent for the United States Government, and TENEX serves as agent for the State Atomic Energy Corporation ("Rosatom"), Executive Agent for the Russian government.

Russian Suspension Agreement – A 1992 agreement between the U.S. Commerce Department and the Russian Ministry of Atomic Energy suspending an antidumping investigation against imports of Russian uranium products that had resulted in preliminary duties in excess of 100% of the value of the imports.

Separative Work Unit ("SWU") – The standard measure of enrichment in the uranium enrichment industry is a separative work unit or SWU. A SWU represents the effort that is required to transform a given amount of natural uranium into two streams of uranium, one enriched in the U^{235} isotope and the other depleted in the U^{235} isotope, and is measured using a standard formula based on the physics of uranium enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as the SWU component.

Technetium – A byproduct from the operation of nuclear reactors and a contaminant in natural uranium.

TENEX – OAO Techsnabexport, agent for the State Atomic Energy Corporation ("Rosatom"), Executive Agent for the Russian government under the Agreement between the United States and the Russian Federation Concerning the Disposition of Highly Enriched Uranium Extracted from Nuclear Weapons.

TVA – Tennessee Valley Authority, a federally-chartered corporation that supplies electric power to the Paducah gaseous diffusion plant.

Underfeeding – A mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power.

Uranium – One of the heaviest elements found in nature. Approximately 993 of every 1000 uranium atoms are U^{238} while approximately seven atoms are U^{235}, which can be made to split, or fission, and generate heat energy.

UF_6 – See Uranium Hexafluoride.

Uranium Hexafluoride ("UF_6") – Uranium chemical compound produced from converting natural uranium oxide into a fluoride at a conversion plant. Uranium hexafluoride is the feed material for uranium enrichment plants.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of USEC Inc., as amended, incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (Commission file number 1-14287).
3.3	Amended and Restated Bylaws of USEC Inc., dated December 13, 2007, incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed on December 13, 2007 (Commission file number 1-14287).
4.1	Indenture, dated January 15, 1999, between USEC Inc. and First Union National Bank, incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (Commission file number 1-14287).
4.2	Rights Agreement, dated April 24, 2001, between USEC Inc. and Fleet National Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C, incorporated by reference to Exhibit 4.3 of the Registration Statement on Form 8-A filed April 24, 2001 (Commission file number 1-14287).
4.3	Indenture dated September 28, 2007, between USEC Inc. and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed on September 28, 2007 (Commission file number 1-14287).
10.1	Lease Agreement between the United States Department of Energy ("DOE") and the United States Enrichment Corporation, dated as of July 1, 1993, including notice of exercise of option to renew, incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1, filed June 29, 1998 (Commission file number 333-57955).
10.2	Supplemental Agreement No. 1 to the Lease Agreement between DOE and the United States Enrichment Corporation, dated as of December 7, 2006, incorporated by reference to Exhibit 10.2 of the Annual Report on Form 10-K for the year ended December 31, 2006 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.3	Contract between United States Enrichment Corporation, Executive Agent of the United States of America, and AO Techsnabexport, Executive Agent of the Ministry of Atomic Energy, Executive Agent of the Russian Federation, dated January 14, 1994, as amended ("Russian Contract") incorporated by reference to Exhibit 10.17 of the Registration Statement on Form S-1, filed June 29, 1998 (Commission file number 333-57955).
10.4	Amendment No. 11, dated June 1998, to Russian Contract, incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the year ended December 31, 2005 (Commission file number 1-14287).
10.5	Amendment No. 12, dated March 4, 1999, to Russian Contract, incorporated by reference to Exhibit 10.36 of the Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (Commission file number 1-14287).
10.6	Amendment No. 13, dated November 11, 1999, to Russian Contract, incorporated by reference to Exhibit 10.6 of the Annual Report on Form 10-K for the year ended December 31, 2005 (Commission file number 1-14287).
10.7	Amendment No. 14, dated October 27, 2000, to Russian Contract, incorporated by reference to Exhibit 10.7 of the Annual Report on Form 10-K for the year ended December 31, 2005 (Commission file number 1-14287).
10.8	Amendment No. 15, dated January 18, 2001, to Russian Contract, incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K for the year ended December 31, 2005 (Commission file number 1-14287).

10.9	Amendment No. 17, dated December 5, 2007, to Russian Contract. (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.10	Memorandum of Agreement, dated April 6, 1998, between the Office of Management and Budget and United States Enrichment Corporation relating to post-privatization liabilities, incorporated by reference to Exhibit 10.18 of the Registration Statement on Form S-1, filed June 29, 1998 (Commission file number 333-57955).
10.11	Memorandum of Agreement entered into as of April 18, 1997, between the United States, acting by and through the United States Department of State and the DOE, and United States Enrichment Corporation for United States Enrichment Corporation to serve as the United States Government's Executive Agent under the Agreement between the United States and the Russian Federation concerning the disposal of highly enriched uranium extracted from nuclear weapons, incorporated by reference to Exhibit 10.25 of the Registration Statement on Form S-1/A, filed July 21, 1998 (Commission file number 333-57955).
10.12	Power Contract between Tennessee Valley Authority and United States Enrichment Corporation, dated July 11, 2000 ("TVA Power Contract"), incorporated by reference to Exhibit 10.45 of the Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.13	Supplement No. 1 dated March 2, 2006 to TVA Power Contract, incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.14	Supplement No. 2 dated March 2, 2006 to TVA Power Contract, incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.15	Amendatory Agreement (Supplement No. 3) dated April 3, 2006 to TVA Power Contract, incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.16	Amendatory Agreement (Supplement No. 4) dated June 1, 2007 to Power Contract between Tennessee Valley Authority and United States Enrichment Corporation, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.17	Supplement No. 5 dated June 2, 2008 to TVA Power Contract, incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.18	Agreement, dated June 17, 2002, between DOE and USEC Inc., incorporated by reference to Exhibit 10.54 of the current report on Form 8-K filed June 21, 2002 (Commission file number 1-14287).
10.19	Modification 1 to Agreement dated June 17, 2002 between DOE and USEC Inc., dated August 20, 2002, incorporated by reference to Exhibit 10.15 of the Annual Report on Form 10-K for the year ended December 31, 2005 (Commission file number 1-14287).
10.20	Modification No. 2 dated January 12, 2009, to Agreement dated June 17, 2002 between DOE and USEC Inc., incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on January 13, 2009 (Commission file number 1-14287).

10.21	Cooperative Research and Development Agreement, Development of an Economically Attractive Gas Centrifuge Machine and Enrichment Process, by and between UT-Battelle, LLC, under its DOE Contract, and USEC Inc., dated June 30, 2000, Amendment A, dated July 12, 2002, and Amendment B, dated September 11, 2002, incorporated by reference to Exhibit 10.58 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (Commission file number 1-14287).
10.22	Amendment C to the Cooperative Research and Development Agreement, Development of an Economically Attractive Gas Centrifuge Machine and Enrichment Process, by and between UT-Battelle, LLC, under its DOE Contract, and USEC Inc., dated February 28, 2007, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (Commission file number 1-14287).
10.23	Amendment D to the Cooperative Research and Development Agreement, Development of an Economically Attractive Gas Centrifuge Machine and Enrichment Process, by and between UT-Battelle, LLC, under its DOE Contract, and USEC Inc., dated August 10, 2007, incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. (Commission file number 1-14287).
10.24	Amended and Restated Revolving Credit Agreement dated as of August 18, 2005 among USEC Inc., United States Enrichment Corporation, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative and collateral agent, J.P. Morgan Securities, Inc., Merrill Lynch Capital and Goldman Sachs Credit Partners, L.P., as joint book managers and joint lead arrangers, Merrill Lynch Capital and Goldman Sachs Credit Partners, L.P., as co-syndication agents, GMAC Commercial Finance LLC and Wachovia Bank, National Association, as co-documentation agents, and CIT Capital Securities, LLC, as co-agent, incorporated by reference to Exhibit 10.83 of the Current Report on Form 8-K filed on August 23, 2005 (Commission file number 1-14287).
10.25	First Amendment to Amended and Restated Revolving Credit Agreement dated as of August 18, 2005 among USEC Inc., United States Enrichment Corporation, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative and collateral agent, and the other financial institutions named therein, dated March 6, 2006, incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (Commission file number 1-14287).
10.26	Second Amendment to Amended and Restated Revolving Credit Agreement among USEC Inc., United States Enrichment Corporation, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative and collateral agent, and the other financial institutions named therein, dated October 16, 2006, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on October 19, 2006 (Commission file number 1-14287).
10.27	Third Amendment dated September 21, 2007 to the Amended and Restated Revolving Credit Agreement, dated as of August 18, 2005, among USEC Inc., United States Enrichment Corporation, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative and collateral agent, and the other financial institutions named therein, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on September 25, 2007 (Commission file number 1-14287).
10.28	Amended and Restated Omnibus Pledge and Security agreement dated as of August 18, 2005 by USEC Inc., United States Enrichment Corporation, NAC Holding Inc. and NAC International Inc., in favor of JPMorgan Chase Bank, N.A., as administrative and collateral agent for the lenders, incorporated by reference to Exhibit 10.84 of the Current Report on Form 8-K filed on August 23, 2005 (Commission file number 1-14287).
10.29	License dated December 7, 2006 between the United States of America, as represented by DOE, as licensor, and USEC Inc., as licensee, incorporated by reference to Exhibit 10.34 of the Annual Report on Form 10-K for the year ended December 31, 2006 (Commission file number 1-14287).
10.30	Contract dated June 25, 2007 between USEC Inc. and BWXT Services, Inc., incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).

10.31	Contract dated as of August 16, 2007 between USEC Inc., ATK Space Systems Inc., a subsidiary of Alliant Techsystems, and Hexcel Corporation, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.32	Contract dated August 30, 2007 between USEC Inc. and Major Tool and Machine, Inc., incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.33	Contract dated April 24, 2008 between Fluor Enterprises, as agent for USEC Inc., and Teledyne Brown Engineering, Inc., incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.34	Amended and Restated Design, Engineering, Procurement, Construct ion and Construction Management Agreement for the American Centrifuge Plant between USEC Inc. and Fluor Enterprises, Inc., entered into September 24, 2008, effective as of January 1, 2008, incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (Commission file number 1-14287). (Certain information has been omitted and filed separately pursuant to a request for confidential treatment under Rule 24b-2).
10.35	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.25 of the Registration Statement on Form S-1/A, filed July 21, 1998 (Commission file number 333-57955). (b)
10.36	Form of Change in Control Agreement with executive officers. (a)(b)
10.37	Form of Change in Control Agreement with senior executive officers. (a)(b)
10.38	USEC Inc. 1999 Equity Incentive Plan, incorporated by reference to Exhibit 10.35 of the Registration Statement on Form S-8, No. 333-71635, filed February 2, 1999. (b)
10.39	First Amendment to the USEC Inc. 1999 Equity Incentive Plan, incorporated by reference to Annex B of Schedule 14A filed March 31, 2004, with respect to the 2004 annual meeting of shareholders (Commission file number 1-14287). (b)
10.40	Second Amendment to the USEC Inc. 1999 Equity Incentive Plan, dated November 1, 2007, incorporated by reference to Exhibit 10.46 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
10.41	Form of Employee Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 4.4 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (Commission file number 1-14287). (b)
10.42	Form of Employee Restricted Stock Award Agreement (stock in lieu of annual incentive), incorporated by reference to Exhibit 4.6 of the Annual Report on Form 10-K for the year ended December 31, 2004 (Commission file number 1-14287). (b)
10.43	Form of Employee Restricted Stock Award Agreement (three year vesting), incorporated by reference to Exhibit 4.7 of the Annual Report on Form 10-K for the year ended December 31, 2004 (Commission file number 1-14287). (b)
10.44	Form of Non-Employee Director Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 4.8 of the Annual Report on Form 10-K for the year ended December 31, 2004 (Commission file number 1-14287). (b)
10.45	Form of Non-Employee Director Restricted Stock Award Agreement — Founder's Stock and Incentive Stock, incorporated by reference to Exhibit 4.9 of the Annual Report on Form 10-K for the year ended December 31, 2004 (Commission file number 1-14287). (b)

10.46	Form of Non-Employee Director Restricted Stock Award Agreement — Annual Retainers and Meeting Fees, incorporated by reference to Exhibit 4.10 of the Annual Report on Form 10-K for the year ended December 31, 2004 (Commission file number 1-14287). (b)
10.47	Form of Non-Employee Director Restricted Stock Unit Award Agreement (Annual Retainers and Meeting Fees), incorporated by reference to Exhibit 10.53 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
10.48	Form of Non-Employee Director Restricted Stock Unit Award Agreement (Incentive Awards) incorporated by reference to Exhibit 10.54 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
10.49	USEC Inc. Pension Restoration Plan, as amended and restated, dated November 1, 2007 incorporated by reference to Exhibit 10.55 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
10.50	First Amendment, dated August 1, 2008, to USEC Inc. Pension Restoration Plan, as amended and restated, dated November 1, 2007, incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (Commission file number 1-14287). (b)
10.51	USEC Inc. 401(k) Restoration Plan, incorporated by reference to Exhibits 10.41(a) through (f) of the Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 (Commission file number 1-14287). (b)
10.52	USEC Inc. 1999 Supplemental Executive Retirement Plan, as amended and restated, dated August 1, 2008, incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (Commission file number 1-14287). (b)
10.53	Summary Sheet for 2007 Non-Employee Director Compensation, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (Commission file number 1-14287). (b)
10.54	Summary Sheet for 2008 Non-Employee Director Compensation, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (Commission file number 1-14287). (b)
10.55	Summary of Compensation Arrangement with James R. Mellor, incorporated by reference to Exhibit 10.61 of the Annual Report on Form 10-K for the year ended December 31, 2006 (Commission file number 1-14287). (b)
10.56	Summary of 2008 Annual Performance Objectives for Named Executive Officers, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (Commission file number 1-14287). (b)
10.57	USEC Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated, dated November 1, 2007, incorporated by reference to Exhibit 10.64 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
10.58	Executive Incentive Plan Summary Plan Description, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed on April 28, 2006 (Commission file number 1-14287). (b)
10.59	USEC Inc. Executive Severance Plan dated August 1, 2008, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (Commission file number 1-14287). (b)
10.60	USEC Inc. Executive Deferred Compensation Plan, dated November 1, 2007 incorporated by reference to Exhibit 10.67 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)

10.61	USEC Inc. Director Deferred Compensation Plan, dated November 1, 2007 incorporated by reference to Exhibit 10.68 of the Annual Report on Form 10-K for the year ended December 31, 2007 (Commission file number 1-14287). (b)
21	Subsidiaries of USEC Inc. (a)
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (a)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a). (a)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a). (a)
32	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (a)
99.1	Letter from U.S. Department of State, dated August 23, 2002, in compliance with Rule 0-6 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 99.4 of the Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (Commission file number 1-14287).
99.2	Annual CEO Certification dated April 30, 2008, as filed with the New York Stock Exchange. (a)

(a) Filed herewith

(b) Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.

SUBSIDIARIES OF USEC INC.

Name of Subsidiary	State of Incorporation
United States Enrichment Corporation	Delaware
NAC International Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 333-71635, 333-129410, 333-117867, and 333-150564) and on Form S-3 (File Number 333-146063) of USEC Inc. of our report dated February 24, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
McLean, Virginia
February 24, 2009

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, John K. Welch, certify that:

1. I have reviewed this annual report on Form 10-K of USEC Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

/s/ John K. Welch
John K. Welch
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, John C. Barpoulis, certify that:

1. I have reviewed this annual report on Form 10-K of USEC Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2009

/s/ John C. Barpoulis
John C. Barpoulis
Senior Vice President and Chief Financial Officer

EXHIBIT 32

**Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the annual report on Form 10-K of USEC Inc. for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, John K. Welch, President and Chief Executive Officer, and John C. Barpoulis, Senior Vice President and Chief Financial Officer, each hereby certifies, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of USEC Inc.

February 26, 2009

/s/ John K. Welch
John K. Welch
President and Chief Executive Officer

February 26, 2009

/s/ John C. Barpoulis
John C. Barpoulis
Senior Vice President and Chief Financial Officer

EXHIBIT 99.2

Domestic Company
Section 303A
Annual CEO Certification

As the Chief Executive Officer of USEC Inc. (USU), and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's corporate governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

This certification is:

☑ Without qualification

or

☐ With qualification

By /s/ John K. Welch

Print Name: John K. Welch

Title: President and Chief Executive Officer

Date: April 30, 2008

[No Exhibit H accompanied the Annual Written Affirmation.]

Shareholder Information

Corporate Headquarters
USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817-1818
Phone: (301) 564-3200
Fax: (301) 564-3211

Stock Exchange Listing
USEC Inc. common stock is listed and traded on the New York Stock Exchange under the ticker symbol USU. As of January 31, 2009, the Company had approximately 53,000 beneficial holders of its common stock.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10 a.m., April 30, 2009 at the Bethesda Marriott Suites, 6711 Democracy Blvd., Bethesda, MD 20817.

Annual Report on Form 10-K
Copies of USEC's reports on Form 10-K, Form 10-Q, and Form 8-K, as filed with the Securities and Exchange Commission are available without charge. These items can be viewed and printed by visiting the Investor Relations section of our web site, www.usec.com or requests for printed copies of these reports should be mailed to the attention of Investor Relations at the address listed above.

Web Site
The Company maintains an Internet site at www.usec.com that contains a substantial amount of information about USEC and its activities, corporate governance, news releases, and financial information. Investors can sign up for e-mail alerts for Company news releases or SEC filings by visiting the Investor Relations section and clicking on "e-mail alerts." There are also links to our filings with the Securities and Exchange Commission. E-mail inquiries to USEC Inc. may be addressed to: financial@usec.com.

Certifications
In April 2008, USEC submitted to the New York Stock Exchange (NYSE) a certification by our chief executive officer that he was not aware of any violation by the Company of NYSE corporate governance listing standards. Additionally, contained in Exhibits 31.1 and 31.2 of this annual report are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

Investor Relations
Security analysts and representatives of financial institutions may contact: Steven Wingfield, Director—Investor Relations (301) 564-3354 or financial@usec.com.

Stock Held in Brokerage Account or "Street Name"
When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name, or "street name." Most USEC Inc. common shares are held in street name accounts and if you hold your stock in street name, you receive all correspondence, annual reports and proxy materials through your broker. Any questions you may have about your shares should therefore be directed to your broker.

Transfer Agent & Registrar
USEC Inc. shareholder records are maintained by our transfer agent, Computershare. Shareholders of record with inquiries relating to stock records, stock transfer, change of ownership, change of address and consolidation of accounts should contact:

Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Phone: (888) 485-2938
Internet: www.computershare.com

Overnight courier:
250 Royall Street
Canton, MA 02021

Independent Accountants
PricewaterhouseCoopers LLP
McLean, Virginia

USEC Board of Directors

James R. Mellor[4]
Chairman of the Board,
USEC Inc.
Retired Chairman and
Chief Executive Officer,
General Dynamics Corporation

Dr. Michael H. Armacost[1,3]
Walter H. Shorenstein
Distinguished Fellow and
Visiting Professor,
Stanford University

Dr. Joyce F. Brown[2,3]
President,
Fashion Institute of Technology
of the State University of
New York

Joseph T. Doyle[1,2]
Certified Public Accountant
and Consultant

H. William Habermeyer[2,5]
Retired President and
Chief Executive Officer,
Progress Energy Florida

John R. Hall[2,3]
Retired Chairman and
Chief Executive Officer,
Ashland, Inc.

Dr. William J. Madia[4,5]
Vice President,
Stanford University
Retired Executive Vice President,
Battelle Memorial Institute

W. Henson Moore[1,4]
Retired President and
Chief Executive Officer,
American Forest and Paper
Association

Joseph F. Paquette, Jr.[1,5]
Retired Chairman and
Chief Executive Officer,
PECO Energy Company

John K. Welch
President and
Chief Executive Officer,
USEC Inc.

COMMITTEES:
1. Audit and Finance
2. Compensation
3. Nominating and Governance
4. Regulatory and Government Affairs
5. Technology and Competition



(Standing from left to right)
Henson Moore, William Habermeyer, John Welch, Joseph Paquette, Michael Armacost, Joseph Doyle.

(Seated from left)
William Madia, Joyce Brown, James Mellor and John Hall.



USEC
A Global Energy Company

USEC
A Global Energy Company

USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

March 19, 2009

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders to be held on Thursday, April 30, 2009, at 10:00 a.m., Eastern Time, at the Bethesda Marriott Suites, 6711 Democracy Boulevard, Bethesda, Maryland.

Matters scheduled for consideration at this meeting are (1) the election of ten directors, (2) the approval of the proposed USEC Inc. 2009 Equity Incentive Plan, (3) the approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan, and (4) the ratification of the appointment of the Company's independent auditors. The meeting will also provide an opportunity to review with you USEC's business during the year ended December 31, 2008.

Your vote is important no matter how many shares you own. We encourage you to vote your shares today. You may vote by completing and returning the enclosed proxy card in the postage-paid envelope provided or by using telephone or Internet voting systems. If you do attend the meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

We appreciate your continued confidence in the Company and look forward to seeing you at the annual meeting.

Sincerely,

James R. Mellor
Chairman of the Board

John K. Welch
President and Chief Executive Officer

USEC
A Global Energy Company

USEC Inc.

Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 30, 2009

The Annual Meeting of Shareholders of USEC Inc. will be held on Thursday, April 30, 2009, at 10:00 a.m., Eastern Time, at the Bethesda Marriott Suites, 6711 Democracy Boulevard, Bethesda, Maryland, for the purpose of considering and voting upon:

1. The election of ten directors for a term of one year;
2. The approval of the proposed USEC Inc. 2009 Equity Incentive Plan;
3. The approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan;
4. The ratification of the appointment of PricewaterhouseCoopers LLP as USEC's independent auditors for 2009; and
5. Such other business as may properly come before the meeting or any adjournments thereof.

We are enclosing a copy of the Company's Annual Report for the year ended December 31, 2008 with this Notice and Proxy Statement.

The record date for determining shareholders entitled to notice of, and to vote at, the meeting was the close of business on March 6, 2009. Please complete and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience, or use telephone or Internet voting systems to vote your shares.

By Order of the Board of Directors,

Peter B. Saba

Peter B. Saba
Senior Vice President, General Counsel and Secretary

Bethesda, Maryland
March 19, 2009

2009 PROXY STATEMENT

TABLE OF CONTENTS

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USEC Inc.

Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 30, 2009

This proxy statement and our Annual Report for the year ended December 31, 2008 are available at www.edocumentview.com/USU.

PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation by the Board of Directors of USEC Inc. of proxies to be voted at USEC Inc.'s ("USEC," the "Company," "we," "us," or "our") 2009 Annual Meeting of Shareholders. The meeting will be held at the Bethesda Marriott Suites, 6711 Democracy Boulevard, Bethesda, Maryland, on April 30, 2009, beginning at 10:00 a.m., Eastern Time. The proxies also may be voted at any adjournments or postponements of the meeting.

This Proxy Statement, proxy card and our Annual Report for the year ended December 31, 2008 are being mailed starting March 20, 2009.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

Who may vote at the meeting?

The Board set March 6, 2009 as the record date for the meeting. If you were the owner of USEC Inc. common stock at the close of business on March 6, 2009, you may vote at the meeting. You are entitled to one vote for each share of common stock you held on the record date, including shares:

- held directly in your name with our transfer agent, Computershare Trust Company, N.A., as a "shareholder of record;"
- held for you in an account with a broker, bank or other nominee (shares held in "street name" for a "beneficial owner"); and
- held for you under a USEC employee stock ownership plan with our plan administrator, Computershare Trust Company, N.A., or under the USEC 401(k) plan with our plan administrator, Fidelity (each a "USEC stock ownership plan").

How many shares must be present to hold the meeting?

A majority of USEC's outstanding shares of common stock as of the record date, March 6, 2009, must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. On the record date, there were 111,348,742 shares of USEC common stock outstanding, each entitled to one vote. Your shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a proxy card or voting instructions prior to the meeting.

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or nominee holding shares for a beneficial owner does not vote on a particular matter because it does not have discretionary voting power for that particular matter and has not received voting instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other nominee is permitted to vote your shares on the election of directors and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors even if the nominee does not receive voting instructions from you, as these matters are deemed to be routine in nature. Your broker does not have discretionary voting power with respect to the proposal to approve the USEC Inc.

2009 Equity Incentive Plan or on the proposal to approve the USEC Inc. 2009 Employee Stock Purchase Plan, as these matters are deemed to be non-routine.

How do I vote my shares?

You may vote using any of the following methods:

By Mail

If you are a shareholder of record or hold shares through a USEC stock ownership plan, be sure to complete, sign and date the proxy card accompanying this Proxy Statement and return it in the prepaid envelope. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named as proxies in the proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

If you are a beneficial owner whose shares are held of record by a bank, broker or other nominee, be sure to complete, sign and return the voting instruction card received from your nominee.

By Telephone or on the Internet

The telephone and Internet voting procedures established by USEC for shareholders of record are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card and following the voice prompts that you hear during the call. By following the voice prompts, you may vote your shares and confirm that your instructions have been properly recorded.

The website for Internet voting is www.envisionreports.com/USU. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day. Proxies submitted by telephone or the Internet must be received by 10:00 a.m. Eastern Time on April 30, 2009.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you should not separately return your proxy card or voting instruction card.

In Person at the Annual Meeting

Even if you plan to attend the meeting, we encourage you to vote by completing, signing, dating, and returning the enclosed proxy card or by voting using the Internet or telephone so your vote will be counted if you later decide not to attend the meeting. If you decide to change your vote at the meeting, you may do so by voting in person at the meeting. If you choose to vote at the Annual Meeting:

- If you are a shareholder of record, you may vote by the ballot provided at the meeting.
- If you hold your shares in "street name," you must obtain and bring with you to the Annual Meeting a legal proxy from your bank, broker, nominee or other holder of record in order to vote by ballot at the meeting.

- If you hold your shares through a USEC stock ownership plan, you cannot vote in person at the Annual Meeting. Please vote by signing and dating your proxy card and mailing it in the postage-paid envelope provided or by using the Internet or telephone.

What are my voting choices when voting for director nominees (Item 1) and what vote is needed to elect directors?

In the vote on the election of ten directors to serve until the 2010 Annual Meeting of Shareholders, shareholders may:

- vote "FOR" all nominees;
- "WITHHOLD" votes as to all nominees; or
- "WITHHOLD" votes as to one or more specific nominees.

Directors will be elected by a plurality of the votes cast. This means that the ten nominees who receive the largest number of "FOR" votes cast will be elected as directors. If you "WITHHOLD" authority to vote with respect to any director nominee, your shares will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee.

The Board of Directors recommends that you vote "FOR" each of the director nominees.

What are my voting choices when voting on the proposal to approve the USEC Inc. 2009 Equity Incentive Plan (Item 2) and what vote is needed for approval?

In the vote on the proposal to approve the USEC Inc. 2009 Equity Incentive Plan, shareholders may:

- vote "FOR" the proposed USEC Inc. 2009 Equity Incentive Plan;
- vote "AGAINST" the proposed USEC Inc. 2009 Equity Incentive Plan; or
- "ABSTAIN" from voting on the proposed USEC Inc. 2009 Equity Incentive Plan.

The approval of the proposed USEC Inc. 2009 Equity Incentive Plan requires the "FOR" vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on that proposal; provided that the total votes cast on the proposal represent more than 50% of USEC's outstanding shares of common stock as of the record date. Abstentions will have the same effect as a vote "AGAINST" the approval of the proposed USEC Inc. 2009 Equity Incentive Plan.

The Board of Directors recommends that you vote "FOR" the approval of the proposed USEC Inc. 2009 Equity Incentive Plan.

What are my voting choices when voting on the proposal to approve the USEC Inc. 2009 Employee Stock Purchase Plan (Item 3) and what vote is needed for approval?

In the vote on the proposal to approve the USEC Inc. 2009 Employee Stock Purchase Plan, shareholders may:

- vote "FOR" the proposed USEC Inc. 2009 Employee Stock Purchase Plan;
- vote "AGAINST" the proposed USEC Inc. 2009 Employee Stock Purchase Plan; or
- "ABSTAIN" from voting on the proposed USEC Inc. 2009 Employee Stock Purchase Plan.

The approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan requires the "FOR" vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on that proposal. Abstentions will have the same effect as a vote "AGAINST" the approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan.

The Board of Directors recommends that you vote "FOR" the approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan.

What are my voting choices when voting on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors (Item 4), and what vote is needed to ratify their appointment?

In the vote on the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for 2009, shareholders may:

- vote "FOR" the ratification;
- vote "AGAINST" the ratification; or
- "ABSTAIN" from voting on the ratification.

The ratification of the appointment of the independent auditors requires the "FOR" vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on that proposal. Abstentions will have the same effect as a vote "AGAINST" the ratification of the appointment of the independent auditors.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors.

What if I do not specify a choice for a matter when returning a proxy?

Shareholders should specify their choice for each matter on the enclosed proxy card. If you just sign and submit your proxy card without marking your vote, your shares will be voted:

- Item 1: "FOR" each director nominee;
- Item 2: "FOR" the approval of the proposed USEC Inc. 2009 Equity Incentive Plan;
- Item 3: "FOR" the approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan; and
- Item 4: "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as USEC's independent auditors for 2009.

May I revoke my proxy and change my vote?

You may revoke your proxy at any time before it is voted at the meeting by:

- submitting a properly executed proxy card with a later date, which proxy card is received prior to the date of the Annual Meeting;
- delivering to the Secretary of USEC, prior to the date of the Annual Meeting, a written notice of revocation bearing a later date than the proxy; or
- voting in person at the Annual Meeting.

How are proxies solicited and what is the cost?

We have hired Morrow & Co., LLC, located at 470 West Avenue, Stamford, CT 06902, to assist us in soliciting proxies from banks, brokers, and nominees and we will pay Morrow & Co., LLC a fee of approximately $10,000, plus expenses, for these services. We will reimburse banks, brokerage houses, and other institutions, custodians, nominees, and fiduciaries for reasonable expenses in forwarding proxy material to their principals.

Our directors, officers, and employees may also solicit proxies by mail, e-mail, telephone or personal contact. They will not receive additional compensation for these activities.

What is householding?

If you and other residents at your mailing address own shares of USEC stock in "street name," your broker or bank or other nominee may have notified you that your household will receive only one annual report, proxy statement and Notice of Internet Availability of Proxy Materials for each company in which you hold stock through that broker or bank or other nominee. This practice is known as "householding." Unless you responded that you did not want to participate in "householding," you were deemed to have consented to the process. Your broker or bank or other nominee will send one copy of our annual report, proxy statement and Notice of Internet Availability of Proxy Materials to your address. Each shareholder will continue to receive a separate proxy card or voting instruction card.

If you would like to receive your own set of USEC's future annual report, proxy statement and Notice of Internet Availability of Proxy Materials or if you share an address with another USEC shareholder and together both of you would like to receive only a single set of USEC annual disclosure documents, please contact Broadridge Financial Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call them at (800) 542-1061. Be sure to indicate your name, the name of your brokerage firm or bank or other nominee, and your account number. Any revocation of your consent to householding will be effective 30 days following its receipt.

If you did not receive an individual copy of this year's proxy statement, our annual report, or the Notice of Internet Availability of Proxy Materials, we will promptly send a copy to you if you address a written request to USEC Inc., Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817, Attention: Investor Relations or call (301) 564-3238.

ITEM 1. ELECTION OF DIRECTORS

On the nomination of our Board of Directors, James R. Mellor, Michael H. Armacost, Joyce F. Brown, Joseph T. Doyle, H. William Habermeyer, John R. Hall, William J. Madia, W. Henson Moore, Joseph F. Paquette, Jr., and John K. Welch will stand for re-election at the meeting, each to hold office until the next Annual Meeting of Shareholders and until his or her successor is elected and qualified. Each of the nominees presently is a member of our Board.

Unless otherwise directed, shares represented by proxies solicited on behalf of the Board of Directors will be voted for the nominees listed below. All nominees have consented to serve if elected, but if any nominee becomes unavailable to serve, the persons named as proxies may exercise their discretion to vote for a substitute nominee.

The principal occupations of and certain other information about the nominees are set forth on the following pages.

The Board recommends a vote FOR the election of these nominees as directors.

NOMINEES FOR DIRECTORS



James R. Mellor

Director since 1998
Age 78

Mr. Mellor retired in 1997 as Chairman and Chief Executive Officer of General Dynamics Corporation, a company engaged in shipbuilding and marine systems, land and amphibious combat systems, information systems, and business aviation businesses, a position he held since 1994. Prior to assuming that position, Mr. Mellor was President and Chief Executive Officer from 1993 to 1994 and was previously President and Chief Operating Officer of General Dynamics. Mr. Mellor served as interim President and Chief Executive Officer of the Company from December 2004 to October 2005. Mr. Mellor also serves on the Board of Trustees of the Scripps Research Institute and the Board of Directors of IDT Corporation.



Michael H. Armacost

Director since 2002
Age 71

Mr. Armacost is a Walter H. Shorenstein distinguished fellow and visiting professor in the Asia/Pacific Research Center at Stanford University. Mr. Armacost served as President and a Trustee of The Brookings Institution from 1995 to 2002. He served as Undersecretary of State for Political Affairs from 1984 to 1989, as U.S. Ambassador to Japan from 1989 to 1993 and to the Philippines from 1982 to 1984. Mr. Armacost also serves on the Board of Directors of AFLAC Inc.



Joyce F. Brown

Director since 1998
Age 62

Dr. Brown is the President of the Fashion Institute of Technology of the State University of New York, a position she has held since 1998. From 1994 to 1997, Dr. Brown was a professor of clinical psychology at the City University of New York, where she previously held several Vice Chancellor positions. From 1993 to 1994, she served as the Deputy Mayor for Public and Community Affairs in the Office of the Mayor of the City of New York. Dr. Brown also serves on the Board of Directors of Polo Ralph Lauren Corporation.



Joseph T. Doyle

Director since 2006
Age 61

Mr. Doyle is a consultant to and a director of several for profit companies and not for profit organizations. From July 2002 through March 2003, he served as Senior Vice President and Chief Financial Officer of Foster Wheeler, Inc. Prior to joining Foster Wheeler, Mr. Doyle was Executive Vice President and Chief Financial Officer of U.S. Office Products from 1998 through 2001, Chief Financial Officer of Westinghouse Electric Company's Industrial Group from 1996 through 1998, and Chief Financial Officer of Allison Engine Company (now Rolls Royce Allison) from 1994 through 1996.



H. William Habermeyer

Director since 2008
Age 66

Mr. Habermeyer retired in 2006 as President and Chief Executive Officer of Progress Energy Florida, a subsidiary of Progress Energy, Inc., a diversified energy company. Mr. Habermeyer joined Progress Energy predecessor, Carolina Power & Light in 1993 and served as Vice President of Nuclear Services and Environmental Support, Vice President of Nuclear Engineering, and Vice President of the Western Region in North Carolina, before assuming the role of President and Chief Executive Officer of Progress Energy Florida in 2000. Prior to that, Mr. Habermeyer had a 28-year career in the U.S. Navy, retiring as a Rear Admiral. Mr. Habermeyer also serves on the Board of Directors of Raymond James Financial, Inc. and Southern Company.



John R. Hall

Director since 1998
Age 76

Mr. Hall retired in 1997 as Chairman of the Board of Directors of Ashland, Inc., a company engaged in specialty chemicals, lubricants, car-care products, chemical and plastics distribution businesses, a position he held since 1981. Mr. Hall also was Chief Executive Officer of Ashland, Inc. from 1981 to 1996. Mr. Hall was Chairman of the Board of Directors of Arch Coal, Inc. from 1997 to 1998, and a director until 1999.



William J. Madia

Director since 2008
Age 61

Dr. Madia is a vice president at Stanford University responsible for oversight of the SLAC National Accelerator Laboratory, a U.S. Department of Energy national science lab. Dr. Madia retired in 2007 as Executive Vice President of Laboratory Operations of the Battelle Memorial Institute, a non-profit independent research and development organization, where he oversaw the management or co-management of six Department of Energy National Laboratories. Dr. Madia served in that position since 1999. In addition, he was President and CEO of UT-Battelle, LLC, he managed Battelle's global environmental business, served as president of Battelle Technology International, director of Battelle's Columbus Laboratories, and corporate vice president and general manager of Battelle's Project Management Division.



W. Henson Moore — Director since 2001, Age 69

Mr. Moore was President and Chief Executive Officer of the American Forest and Paper Association, the national trade association of the forest, paper and wood products industry, from 1995 to 2006. He was also President of the International Council of Forest Product Associations from 2002 to 2004. Mr. Moore was previously Deputy Secretary of Energy from 1989 to 1992 and in 1992 became Deputy Chief of Staff for President George Bush. From 1975 to 1987 he represented the Sixth Congressional District of Louisiana in the U.S. House of Representatives. Mr. Moore also serves on the Board of Directors of Domtar Corporation.



Joseph F. Paquette, Jr. — Director since 2001, Age 74

Mr. Paquette retired in 1997 as Chairman and Chief Executive Officer of PECO Energy Company, a company engaged in the production, purchase, transmission, distribution, and sale of electricity and the distribution and sale of natural gas, a position he held since 1988. Before that, Mr. Paquette held positions with Consumers Power Company as President, and Senior Vice President and Chief Financial Officer, and with Philadelphia Electric Company as Chief Financial Officer. Mr. Paquette also serves on the Board of Directors of CMS Energy Corporation.



John K. Welch — Director since 2005, Age 58

Mr. Welch has been President and Chief Executive Officer since October 2005. Prior to joining USEC, he served as a consultant to several government and corporate entities. He was Executive Vice President and Group Executive, Marine Systems at General Dynamics Corporation from March 2002 to March 2003, and Senior Vice President and Group Executive, Marine Systems from January 2000 to March 2002. Prior to that, Mr. Welch held several executive positions over a ten-year period at General Dynamic's Electric Boat Corporation, including President from 1995 to 2000. Mr. Welch currently serves on the Board of Directors of Battelle Memorial Institute, the U.S. Naval Academy Foundation and Precision Custom Components Inc.

GOVERNANCE OF THE COMPANY

Governance Information

Our Governance Guidelines

The Board of Directors recognizes that good corporate governance is an important means of protecting the interests of USEC's shareholders, employees, customers, and the community. We have adopted Governance Guidelines, which serve as principles addressing the role of the Board of Directors in the areas of fiduciary oversight, independence, evaluation of the chief executive officer, and succession planning. The Governance Guidelines also set standards relating to the composition and operation of the Board of Directors and its committees, including standards relating to the selection and qualification of directors, evaluation of the Board and its committees, and director education. The Governance Guidelines are administered by the Board's Nominating and Governance Committee, which regularly reviews director criteria and qualifications, and leads the performance assessments of the Board and its Committees. The Board annually assesses the adequacy and effectiveness of its Governance Guidelines. Copies of the current Governance Guidelines are available on our website at www.usec.com or upon written request, addressed to the Secretary, USEC Inc. at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817.

Executive Sessions of Non-Management Directors

Our Governance Guidelines contemplate that non-management directors meet regularly in executive session. During 2008, the non-management directors met without management at regularly scheduled executive sessions, and Michael Armacost, Chairman of the Nominating and Governance Committee, presided at these executive sessions.

Communications with the Board of Directors

The Board has an established process to receive communications from shareholders and other interested parties. This process has been approved by a majority of the independent directors. Shareholders and other interested parties may contact the Board, the presiding director for executive sessions of the non-management directors, or the non-management directors as a group, by mail or electronically. To communicate with the Board of Directors, the presiding director for executive sessions of the non-management directors, or the non-management directors as a group, correspondence should be addressed to such recipient or recipients in care of USEC's Secretary at the following address: c/o Secretary, USEC Inc., Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817.

To communicate electronically with the Board, the presiding director for executive sessions of the non-management directors, or the non-management directors as a group, shareholders should go to our website at www.usec.com. Under the Corporate Governance section, you will find a link to the e-mail address for writing an electronic message to the Board, the presiding director for executive sessions of the non-management directors, or the non-management directors as a group.

Director Independence

The New York Stock Exchange ("NYSE") listing standards require that the boards of listed companies have a majority of independent directors and that audit, nominating and governance, and compensation committee members must all be independent as affirmatively determined by the Board. At its February 2009 meeting, after reviewing the NYSE standards of independence, the Board of Directors affirmatively determined that the following seven directors were independent: Mr. Armacost, Dr. Brown, Mr. Doyle, Mr. Habermeyer, Mr. Hall, Mr. Moore and Mr. Paquette. The basis for these determinations was that each of these seven directors (other than Mr. Habermeyer) had no relationships with the Company other than being a director and/or shareholder of the Company. The Board determined that Mr. Habermeyer had no material relationships with the Company, taking into consideration his service on the board of directors of Southern Company, a customer of USEC. All of the members of the Company's Audit and Finance, Nominating and Governance, and Compensation committees are independent.

Criteria for Board Membership

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company. This assessment includes the consideration of each director's, or each nominee's, business background, experience and capabilities complementary to other directors' experience and capabilities, financial acumen, experience with government, willingness and ability to devote adequate time to the Company, integrity, and any other factor deemed appropriate, all in the context of an assessment of the perceived needs of the Board at that point in time. In addition, the Board considers the diversity of its members when considering a candidate.

The Nominating and Governance Committee identifies potential nominees by asking current directors to notify the Committee if they become aware of persons meeting the criteria described above, who might be available to serve on the Board. The Nominating and Governance Committee also, from time to time, may engage firms that specialize in identifying director candidates. As described below, the Committee will also consider candidates recommended by shareholders.

Once a person has been identified by the Nominating and Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating and Governance Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder.

Director Nominations by Shareholders

The Nominating and Governance Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating and Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Nominating and Governance Committee, a shareholder must comply with notification requirements in USEC's bylaws. The bylaws require, among other things, that a shareholder must submit the recommendation in writing and must include the following information:

- the name of the shareholder and evidence of the person's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company and the person's consent to be named as a director if selected by the Nominating and Governance Committee and nominated by the Board.

Under our bylaws, a shareholder's nomination for director must be delivered to the Company's Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting, unless the date of the next annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which case notice must be received not later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the date of the annual meeting is made. Accordingly, shareholder nominations for director must be received by the Company between December 31, 2009 and January 30, 2010, in order to be considered timely, unless the Company gives notice that the date of the annual meeting is more than 30 days before, or more than 60 days after, April 30, 2010.

Code of Business Conduct

USEC has a Code of Business Conduct, applicable to all of our directors, officers and employees, that provides a summary of the standards of conduct that are at the foundation of our business operations. The code of business conduct states that we conduct our business in strict compliance with all applicable laws and addresses other important matters such as conflicts of interest and how violations of the code may be reported and will be handled. Each director, officer and employee must read the code of business conduct and sign a form stating that he or she has read, understands and agrees to comply with the code of business conduct. Our Business Conduct Committee is responsible for monitoring performance under the code of business conduct and for addressing any issues that arise with respect to the code. A copy of the code of business conduct is available on our website at www.usec.com or upon written request, addressed to the Secretary, USEC Inc. at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817.

Transactions with Related Persons

The Board has adopted a policy and procedures for review, approval or ratification of transactions involving the Company and "related persons" (the Company's directors and executive officers and shareholders owning five percent or greater of the Company's outstanding stock, or their immediate family members). The policy covers any related person transaction that meets the minimum threshold for disclosure under the relevant SEC rules or that is otherwise referred to the Board for review. This generally includes transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest. Under this policy, related person transactions must be approved by the Nominating and Governance Committee, although the Chairman of the Board may direct that the full Board review specific transactions. The transaction must be approved in advance whenever feasible and, if not feasible, must be ratified at the Nominating and Governance Committee's next meeting. In determining whether to approve or ratify a related person transaction, the Nominating and Governance Committee will take into account all factors it deems appropriate, including: whether the subject matter of the transaction is available from other non-affiliated sources; whether the transaction is on terms no less favorable to the Company than terms generally available from an unaffiliated third party; the extent of the related person's interest in the transaction; and whether the transaction is in the best interests of the Company.

Management is responsible for the development and implementation of processes and controls to ensure that related person transactions are identified and that disclosure is made as required by law. To that end, currently we annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related person transactions.

Corporate Governance Information

Shareholders will find information about our corporate governance practices on our website at www.usec.com. Our website contains information about our Board of Directors, Board committees, current copies of our bylaws and charter, committee charters, Code of Business Conduct and Governance Guidelines. Shareholders may obtain, without charge, hard copies of the above documents by writing to the Secretary, USEC Inc. at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817.

Board and Committee Membership

Pursuant to the Delaware General Corporation Law, under which USEC is organized, our business, property, and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with the Chief Executive Officer and other officers, by reviewing materials prepared for them by management, by participating in meetings of the Board and its committees and by other means.

It is the Board's policy that all directors attend the annual meeting. We had ten directors at the time of the 2008 Annual Meeting, all of whom attended the 2008 Annual Meeting.

During 2008, the Board of Directors held eight regular meetings and no special meetings. All directors attended 75% or more of the Board of Directors' meetings and meetings of the committees on which they served. The average attendance of all directors at all Board and committee meetings in 2008 was 95%.

During 2008, the Board had designated five committees, each identified in the table below. All five committees are composed entirely of non-employee directors. The Board has adopted a written charter for each of these committees. The full text of each charter is available on the Company's website located at www.usec.com.

The table below sets forth the membership of these committees as of March 6, 2009 and the number of meetings held in 2008:

Director	Audit and Finance Committee	Compensation Committee	Nominating and Governance Committee	Regulatory and Government Affairs Committee	Technology and Competition Committee
James R. Mellor				X	
Michael H. Armacost	X		X*		
Joyce F. Brown		X	X		
Joseph T. Doyle	X	X			
H. William Habermeyer		X			X
John R. Hall		X*	X		
William J. Madia				X	X*
W. Henson Moore	X			X*	
Joseph F. Paquette, Jr.	X*				X
Number of Meetings in 2008	7	6	5	5	4

* Chairman

The functions performed by our five standing committees are described below.

Audit and Finance Committee

The Audit and Finance Committee represents and assists the Board with the oversight of: the integrity of the Company's financial statements and internal controls, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, the performance of the Company's internal audit function, and the performance of the independent auditors. In addition, the Committee is responsible for appointing, overseeing and terminating the Company's independent auditors, and reviewing the Company's accounting processes, financial controls, reporting systems, and the scope of the audits to be conducted. The Committee is also responsible for advising the Board regarding significant financial matters. The Committee meets regularly in executive session with the Company's independent auditors and with the Company's internal auditors.

The Board has determined that each member of the Audit and Finance Committee is an "independent director" in accordance with NYSE listing standards. Under the NYSE listing standards, all audit committee members must be "financially literate," as that term is determined by the Board in its business judgment. Further, under the Securities and Exchange Commission's (the "SEC") rules, the Board must determine whether at least one member of the audit committee is an "audit committee financial expert," as defined by the SEC's rules. The Board has determined that all members of the Audit and Finance Committee are "financially literate" and that Mr. Paquette and Mr. Doyle qualify as "audit committee financial experts."

Compensation Committee

The Compensation Committee's responsibilities include annually reviewing the performance of the Chief Executive Officer and other senior management; overseeing and administering the Company's executive compensation program and advising and making recommendations to the Board with respect thereto; and reviewing, overseeing and evaluating overall compensation programs and policies for the Company and its employees and making recommendations to the Board. The Compensation Committee is also responsible for periodically reviewing compensation for non-employee directors and making recommendations to the Board. The Compensation Committee also establishes annual performance objectives under the Company's incentive programs and oversees administration of employee benefit plans. Additional information on the processes and procedures for consideration of executive and director compensation are addressed in the Compensation Discussion and Analysis.

The Board has determined that each member of the Compensation Committee is an "independent director" in accordance with NYSE listing standards.

Nominating and Governance Committee

The functions of the Nominating and Governance Committee include the following: identifying and recommending to the Board individuals qualified to serve as directors of the Company; recommending to the Board directors to serve on committees of the Board; advising the Board with respect to matters of Board composition and procedures; developing and recommending to the Board a set of corporate governance principles applicable to the Company and overseeing corporate governance matters generally; and overseeing the annual evaluations of the Chief Executive Officer, the Board and its committees. The Nominating and Governance Committee will consider director candidates recommended by shareholders in accordance with the procedures previously described under "Governance Information — Director Nominations by Shareholders." In addition, the Nominating and Governance Committee is responsible for reviewing the Company's Code of Business Conduct and overseeing the Company's processes for monitoring compliance, and for reviewing and approving all transactions between the Company and any related person under the Company's related person transaction policy previously described.

The Board has determined that each member of the Nominating and Governance Committee is an "independent director" in accordance with NYSE listing standards.

Regulatory and Government Affairs Committee

The Regulatory and Government Affairs Committee's responsibilities include monitoring the Company's compliance with regulatory requirements, overseeing the Company's initiatives with and involving various agencies of the United States government and applicable State governments, and advising the Board on regulatory and other governmental considerations in the Board's deliberations and decision-making processes.

Technology and Competition Committee

The Technology and Competition Committee's responsibilities include providing oversight and guidance to management with respect to the Company's technology initiatives, with a focus on the potential technological advances and technological risk related to the Company's centrifuge technology, informing the Board of significant energy policy developments and developments in enrichment technology, monitoring competition and market demand in the enrichment industry, monitoring the protection of the Company's intellectual property and monitoring issues with respect to the Company's information technology.

Compensation of Directors

Standard Non-Employee Director Compensation Arrangement

Annual compensation for non-employee directors covers service for the one-year term commencing at the annual meeting. The compensation is unchanged for the 2009 — 2010 term. Mr. Welch, President and Chief Executive Officer, did not receive separate compensation for his Board activities in 2008.

During the 2008 — 2009 term, non-employee directors received an annual retainer of $200,000, consisting of $80,000 in cash and restricted stock units with a value of $120,000 under the USEC Inc. 1999 Equity Incentive Plan. The restricted stock unit portion of the annual retainer was increased in 2008 for the

2008-2009 term by $20,000 from $100,000. These restricted stock units will vest one year from the date of grant, however, vesting is accelerated upon (1) the director attaining eligibility for retirement, (2) termination of the director's service by reason of death or disability, or (3) a change in control. No separate meeting fees are paid. The chairman of the Audit and Finance Committee receives an annual chairman's fee of $20,000 in cash, the chairman of the Compensation Committee receives an annual chairman's fee of $10,000 in cash, and the chairman of each other committee receives an annual chairman's fee of $7,500 in cash. Directors have the option to receive their cash fees in restricted stock units. A director who elects to receive their cash fees in restricted stock units will receive an incentive payment of restricted stock units equal to 20% of the portion of the cash fees that the director elects to take in restricted stock units in lieu of cash. These incentive restricted stock units will vest in equal annual installments over three years from the date of grant, however, vesting is accelerated upon (1) the director attaining eligibility for retirement, (2) termination of the director's service by reason of death or disability, or (3) a change in control. All fees are payable at the beginning of the term. Settlement of restricted stock units granted to non-employee directors is made in shares of USEC stock upon the director's retirement or other end of service. All non-employee directors are reimbursed for any reasonable expenses incurred in connection with their duties as directors of the Company.

Director Deferred Compensation Plan

Directors also have the option to defer all or a portion of their cash fees into the USEC Inc. Director Deferred Compensation Plan. This plan is intended to be a non-qualified deferred compensation plan that complies with the regulations of Section 409A of the Internal Revenue Code of 1986, as amended. Participants in the plan may defer up to a maximum of 100% and a minimum of 5% of cash director fees. A director may receive a distribution from the plan upon a qualifying distribution event such as a separation from service, disability, death, or in-service distribution, change in control or an unforeseeable emergency all as defined in the plan. Distributions from the plan will be made in cash in a lump sum, annual installments, or a combination of both, in the manner elected by the director and provided for in the plan. During 2008, no directors participated in the plan.

Arrangement with James R. Mellor

James R. Mellor, Chairman of the Board, receives an annual chairman's fee of $100,000 in cash in connection with his duties as Chairman of the Board. This is in addition to the annual compensation payable to all non-employee directors. In 2008, Mr. Mellor elected to receive all fees, including his annual chairman's fee, in restricted stock units in lieu of cash and was eligible to receive an incentive payment of restricted stock units equal to 20% of the cash fees that he elected to take in restricted stock units in lieu of cash.

Director Stock Ownership Guidelines

In order to more closely align directors' interests with the interests of shareholders, directors are required to hold 25,000 shares of Company common stock. As an incentive to take more of their compensation in the form of Company stock, directors are eligible to receive incentive restricted stock units described above under "Standard Non-Employee Director Compensation Arrangement."

Director Compensation in Fiscal Year 2008

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)(3)	Total
James R. Mellor	—	$336,000	$336,000
Michael H. Armacost	$ 87,500	$120,000	$207,500
Joyce F. Brown	$ 80,000	$120,000	$200,000
Joseph T. Doyle	—	$216,000	$216,000
H. William Habermeyer	$ 96,658	$140,822	$237,480
John R. Hall	—	$228,000	$228,000
William J. Madia	$105,719	$140,822	$246,541
W. Henson Moore	$ 87,500	$120,000	$207,500
Joseph F. Paquette, Jr.	—	$240,000	$240,000

(1) The amounts shown in the Fees Earned or Paid in Cash column include the following:

- Annual Retainers: Cash paid in 2008 to Mr. Armacost, Dr. Brown, Mr. Habermeyer, Dr. Madia, and Mr. Moore for $80,000 cash portion of annual retainers for the 2008 — 2009 term. Mr. Mellor, Mr. Doyle, Mr. Hall, and Mr. Paquette elected to take all fees in restricted stock units in lieu of cash as shown in the Stock Awards column. Cash paid in 2008 to Mr. Habermeyer and Dr. Madia for $16,658 cash portion of pro-rated annual retainer for the 2007-2008 term. Mr. Habermeyer and Dr. Madia joined the Board in February 2008.

- Committee Chairman's Fees: Cash paid in 2008 to Mr. Armacost, Dr. Madia and Mr. Moore for annual committee chairman's fees of $7,500 for the 2008 — 2009 term. Cash paid in 2008 to Dr. Madia for $1,561 pro-rated committee chairman's fee for the 2007-2008 term.

(2) The amounts shown in the Stock Awards column represents the compensation cost recognized by USEC in 2008 related to stock awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123 — Revised 2004, "Share Based Payment" (SFAS No. 123(R)) and do not reflect whether the director has actually realized a financial benefit from the award. For a discussion of valuation assumptions, see Note 11 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. In accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Mr. Mellor, Mr. Doyle, Mr. Hall and Mr. Paquette elected to take all fees in restricted stock units in lieu of cash and so amounts include $200,000 annual retainer for the 2008-2009 term, chairman fees, and incentive restricted stock units. Amount for Mr. Armacost, Dr. Brown, Mr. Habermeyer, Dr. Madia and Mr. Moore includes $120,000 annual retainer payable in restricted stock units. Amount for Mr. Habermeyer and Dr. Madia includes $20,822 pro-rated annual retainer payable in restricted stock units for the 2007-2008 term. The amounts shown in the Stock Awards column for each of the non-employee directors includes the following grants of restricted stock units, which have the following grant date fair value.

calculated using the closing price of USEC's common stock on the date of grant in accordance with SFAS No. 123(R):

Name	Grant Date	Number of Restricted Stock Units	Grant Date Fair Value
James R. Mellor	05/06/08	64,245	$336,000
Michael H. Armacost	05/06/08	22,945	$120,000
Joyce F. Brown	05/06/08	22,945	$120,000
Joseph T. Doyle	05/06/08	41,300	$216,000
H. William Habermeyer	02/08/08	2,666	$ 20,822
	05/06/08	22,945	$120,000
John R. Hall	05/06/08	43,595	$228,000
William J. Madia	02/08/08	2,666	$ 20,822
	05/06/08	22,945	$120,000
W. Henson Moore	05/06/08	22,945	$120,000
Joseph F. Paquette, Jr.	05/06/08	45,889	$240,000

The aggregate number of stock awards, including shares of restricted stock and restricted stock units, outstanding at December 31, 2008 for each of the non-employee directors are as follows:

Name	Number of Shares of Restricted Stock or Restricted Stock Units
James R. Mellor	262,793
Michael H. Armacost	56,487
Joyce F. Brown	75,681
Joseph T. Doyle	52,806
H. William Habermeyer	25,611
John R. Hall	163,202
William J. Madia	25,611
W. Henson Moore	63,884
Joseph F. Paquette, Jr.	106,601

(3) No stock option grants were made to directors in 2008 and all prior stock option grants to directors had been fully expensed prior to 2008. The following table shows the number of stock options held by each non-employee director as of December 31, 2008, all of which are immediately exercisable:

Name	Number of Securities Underlying Unexercised Options
James R. Mellor	211,876
Michael H. Armacost	16,750
Joyce F. Brown	17,250
Joseph T. Doyle	1,227
John R. Hall	47,222
W. Henson Moore	10,500
Joseph F. Paquette, Jr.	17,250

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 6, 2009, the beneficial ownership of the Company's common stock for the following persons: (a) all shareholders known by the Company to beneficially own more than 5% of the common stock; (b) each of the Company's directors; (c) the Company's Chief Executive Officer, Chief Financial Officer, and the three other most highly paid executive officers of the Company serving as executive officers at December 31, 2008; and (d) all of the Company's directors and executive officers as a group. Unless otherwise indicated in the table, each person has the sole power to vote and dispose of the shares reported as beneficially owned by such person. Certain information in the table is based on information contained in filings made by the beneficial owner with the SEC.

	Common Stock Beneficially Owned(1)	
Name of Beneficial Owner	**Shares Owned**	**Percent of Class**
FMR LLC(2) 82 Devonshire Street Boston, Massachusetts 02109	12,701,820	8.0%
Tradewinds Global Investors, LLC(3) 2049 Century Park East, 20th Floor Los Angeles, California 90067	12,018,278	10.8%
Donald Smith & Co., Inc.(4) 152 West 57th Street New York, New York 10019	11,108,700	10.0%
SouthernSun Asset Management(5) 600 Poplar Avenue, Suite 220 Memphis, Tennessee 38119	8,209,379	7.4%
Dimensional Fund Advisors LP(6) 6300 Bee Cave Road Austin, Texas 78746	7,367,590	6.6%
Directors		
Michael H. Armacost	74,552(7)	*
Joyce F. Brown	69,934(7)	*
Joseph T. Doyle	42,181(7)	*
H. William Habermeyer	35,611(7)	*
John R. Hall	212,424(7)	*
William J. Madia	2,666(7)	*
James R. Mellor	475,669(7)	*
W. Henson Moore	74,384(7)	*
Joseph F. Paquette, Jr.	142,659(7)	*
Officers		
John K. Welch	1,007,226(7)	*
John C. Barpoulis	291,552(7)	*
Philip G. Sewell	465,639(7)	*
Robert Van Namen	373,816(7)	*
W. Lance Wright	249,905(7)	*
Directors and all executive officers as a group (21 persons)	4,067,898(8)	3.6%

* Less than 1%

(1) For purposes of computing the percentage of outstanding shares beneficially owned by each person, the number of shares owned by that person and the number of shares outstanding includes shares as to which such person has a right to acquire beneficial ownership within 60 days (for example, through the exercise

of stock options or conversion of securities), in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2) According to the Schedule 13G/A filed with the SEC by FMR LLC and Edward C. Johnson 3d on February 17, 2009, the beneficial owner of 11,524,135 shares of the Company's common stock is Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, and the beneficial owner of the remaining 1,177,685 shares is Pyramis Global Advisors, LLC, a wholly owned subsidiary of FMR LLC. The Schedule 13G/A states that the number of shares of common stock owned by the investment companies includes 2,482,435 shares of common stock resulting from the assumed conversion of $29,680,000 principal amount of the Company's 3% convertible senior notes due October 1, 2014 (83.64 shares of common stock for each $1,000 principal amount of notes), and so in calculating the percentage of the class owned by FMR LLC we have assumed the conversion of the entire $575,000,000 principal amount of the Company's 3% convertible senior notes. The predominant owners of Class B shares of common stock of FMR LLC representing 49% of the voting power of FMR LLC are members of the Edward C. Johnson 3d family. The Schedule 13G/A states that FMR LLC has sole voting power with respect to 1,177,685 shares and sole dispositive power with respect to 12,701,820 shares. For additional information on FMR LLC's beneficial ownership please see the Schedule 13G/A.

(3) The Schedule 13G/A filed on February 13, 2009 with the SEC by Tradewinds Global Investors, LLC states that it has sole power to vote 8,654,841 shares and sole power to dispose of 12,018,278 shares. Tradewinds Global Investors, LLC states in its Schedule 13G/A that all securities reported therein are owned by its clients.

(4) The Schedule 13G filed on February 11, 2009 with the SEC by Donald Smith & Co., Inc. states that it has sole power to vote 8,455,962 shares and sole power to dispose of 11,108,700 shares. Donald Smith & Co., Inc. states in its Schedule 13G that all securities reported therein are owned by its advisory clients, no one of which, to its knowledge, owns more than 5% of the class of securities.

(5) The Schedule 13G/A filed on January 12, 2009 with the SEC by Michael W. Cook Asset Management, Inc. d/b/a SouthernSun Asset Management states that it has the sole power to vote 7,531,819 shares and the sole power to dispose of 8,209,379 shares.

(6) The Schedule 13G/A filed on February 9, 2009 with the SEC by Dimensional Fund Advisors LP states that it has sole power to vote 7,189,428 shares and sole power to dispose of 7,367,590 shares. Dimensional Fund Advisors states in its Schedule 13G/A that all securities reported therein are owned by its funds, no one of which, to its knowledge, owns more than 5% of the class of securities. In its Schedule 13G/A, Dimensional Fund Advisors disclaims beneficial ownership of all such securities.

(7) Includes shares subject to options granted pursuant to the USEC Inc. 1999 Equity Incentive Plan exercisable, as of March 6, 2009, or within 60 days from such date as follows: Mr. Armacost 16,750; Dr. Brown 17,250; Mr. Doyle 1,227; Mr. Hall 47,222; Mr. Mellor 211,876; Mr. Moore 10,500; Mr. Paquette 17,250; Mr. Welch 347,563; Mr. Barpoulis 89,785; Mr. Sewell 280,606; Mr. Van Namen 160,830; and Mr. Wright 83,312. Also includes restricted stock units that can be converted into USEC common stock within 60 days from March 6, 2009 as follows: Mr. Armacost 31,960; Dr. Brown 8,863; Mr. Doyle 10,954; Mr. Habermeyer 25,611; Mr. Hall 64,356; Dr. Madia 2,666; Mr. Mellor 91,016; Mr. Moore 31,960; and Mr. Paquette 52,172.

(8) Includes 1,372,172 shares subject to options granted pursuant to the USEC Inc. 1999 Equity Incentive Plan exercisable as of March 6, 2009, or within 60 days from such date. Includes 320,051 restricted stock units that can be converted into USEC common stock within 60 days from March 6, 2009.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and persons who own more than 10% of our common stock to file reports of beneficial ownership and changes in beneficial ownership with the SEC and to furnish us with copies of the reports. We received written representations from each such person who did not file an annual report with the SEC on Form 5 that no Form 5 was due. Based on our review of the reports and representations, except as follows, we believe that all required Section 16(a) reports were timely filed in 2008: Stephen S. Greene and J. Tracy Mey, executive officers, both filed an amended Form 4 on March 6, 2008 which corrected the number of shares of restricted stock granted to them that was reported on their Form 4 filed on March 5, 2008. Joseph F. Paquette, Jr., a director, filed an amended Form 4 on May 22, 2008 which included the late reporting of restricted stock units which had been omitted from his Form 4 filed on May 7, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of USEC's executive compensation programs and should not be understood to be statements of management's expectations or estimates of financial results or other guidance. USEC specifically cautions investors not to apply these statements to other contexts.

Executive Summary

USEC is a global energy company that currently operates the only uranium enrichment plant in the United States. We are in the midst of a critical transition period for our enrichment business as we move from the older gaseous diffusion enrichment technology to the advanced technology of the American Centrifuge through our deployment of the American Centrifuge Plant ("ACP"). The transition period has several challenges and opportunities and during this period our ability to attract, motivate and retain employees and executives with the requisite skills and experience to meet these challenges is essential to our success and to the creation of long-term value for our shareholders. In recognition of this, in February 2008, the Compensation Committee determined to reposition overall total direct compensation for certain executives for 2008 to approximately the 75th percentile of the market. This included an increase in base salary levels and annualized target levels of restricted stock and nonqualified stock options for 2008. These changes are discussed more fully below in "Elements of Executive Compensation — Total Direct Compensation." However, in early 2009, as part of the Company's cash conservation efforts, steps were taken to limit executive compensation as more fully described below.

USEC began 2008 with a business plan focused on retiring or mitigating a number of key risks that faced the business and getting us to the next step with respect to the American Centrifuge program. At the beginning of 2008, when the annual performance goals were set, the financial outlook for 2008 included projected net income for the year in a range of $25 to $45 million, projected gross profit margin for 2008 of roughly 13% to 14%, and projected cash flows used by operations for the year of $60 to $80 million. As reported in our Annual Report on Form 10-K for the year ended December 31, 2008, we ended 2008 with net income of approximately $49 million and a gross profit margin of 14.2%, which exceeded the high end of the range for both items, notwithstanding greater than expected increases in costs of production that were seen in 2008. Management was also successful in its efforts to control selling, general and administrative (SG&A) expense at just below our initial forecast of $55 million. However, on the cash side, our business was severely impacted by rising costs for electric power (which makes up 70-75% of our cost of production), which are largely outside of management's control. We ended 2008 with cash flow used by operations of approximately $105 million. This was unfavorable compared to our initial outlook and our annual incentive award target. However, management initiated efforts in 2008 that although they had a negative impact on 2008 cash flow were value-adding. For example, the Company's early repurchase in 2008 of notes due in January 2009 had a negative cash impact in 2008 but yielded net savings of approximately $2 million. As more fully described below under "Elements of Executive Compensation — Annual Incentive," adjustments were made in calculating cash flow for purposes of determining 2008 annual incentive awards in order not to penalize management for these efforts.

USEC management also achieved a number of key business objectives in 2008, including (1) progress in our efforts with respect to the centrifuge machine that we will deploy in the American Centrifuge Plant, with the continued operation of prototype machines in our Lead Cascade test program, which has now operated for more than 150,000 total machine hours; (2) transferring technology to our strategic suppliers to manufacture components for our centrifuge machines; (3) selling output from the American Centrifuge Plant; (4) positioning the Company to receive a loan guarantee from the U.S. Department of Energy ("DOE") to fund the completion of the ACP; (5) performing a comprehensive analysis of the activities, steps, processes, systems and organization infrastructure needed during the period of transition through commercial deployment of the ACP;

and (6) strengthening our core operations by producing the most enrichment at our Paducah gaseous diffusion plant in 14 years while achieving one of their best safety records ever.

However, we ended 2008 with one important disappointment: the Bush administration's Department of Energy did not take action to select any advanced energy projects for funding under its Loan Guarantee Program. That remains one of management's top priorities as we enter 2009. The uncertainty surrounding project funding forced us in early 2009 to begin taking steps to conserve cash and reduce the planned escalation of American Centrifuge project construction and machine manufacturing activities until we gain greater clarity on potential funding for the project through the DOE Loan Guarantee Program.

Setting the "tone at the top," management began the cash conservation program with recommending to the Compensation Committee a freeze in base salaries for senior officers, capping 2008 annual incentive awards at the target level, and requiring that 50% (rather than 35%, or 0% for someone who had met their stock ownership guidelines) of 2008 annual incentive awards for officers be taken in restricted stock instead of cash. Mr. Welch, President and Chief Executive Officer, elected to take his entire 2008 annual incentive award in restricted stock, as he has done now for three consecutive years. Director compensation for 2009-2010 was also frozen at the 2008-2009 level (all non-employee directors already receive more than 50% of their compensation in equity and have not received an increase in their cash compensation since 2007). The Compensation Committee determined that these actions were appropriate in responding to the current business circumstances while rewarding performance and recognizing the importance of retention of executives and other key employees who are critical to the Company's success.

Taking into account the achievements of management and other key employees combined with the focus on cash conservation discussed above, the five executives named in the Summary Compensation Table that follows this discussion (whom we refer to as our "named executive officers") were awarded annual incentive awards that were just below target for 2008 and that were payable at least 50% in restricted stock (100% in the case of Mr. Welch).

December 2008 marked the end of the three-year performance component of the Long-Term Incentive Program described below under "Long-Term Incentive Compensation — 2006 — 2008 Executive Incentive Plan," which covers the performance period March 1, 2006 through December 31, 2008. Despite the significant achievements of management during the period and the continued progress on the American Centrifuge project, the failure to fully achieve financial and economic performance targets related to the American Centrifuge project that were set back in 2006 at an early stage in the project, coupled with declines in the Company's stock price, led to performance and payout well below target for the plan (56% of target levels). In light of general economic and market conditions and the short-term uncertainty facing the Company with respect to the financing of the American Centrifuge project, which impacts the project cost and schedule, the Compensation Committee determined to postpone the implementation of a new three-year Executive Incentive Plan until at least 2010 and instead to replace the plan for 2009 with a one-year performance based award that vests over three years, as discussed under "Long-Term Incentive Compensation — 2009 Performance Plan."

Looking ahead, the Compensation Committee is particularly focused on retention of key executives and employees during this critical transition period while still maintaining a focus on pay-for-performance.

Compensation Philosophy and Objectives

The Compensation Committee on behalf of the Board of Directors oversees an executive compensation program designed to enable USEC to attract highly talented individuals. This program reflects the Company's philosophy that the majority of an executive's compensation should be based on his or her overall contribution to the success of the Company and the creation of long-term value for our shareholders. This pay-for-performance philosophy is the basis for the development of the Company's executive compensation program.

In keeping with this philosophy, the Compensation Committee has established the following objectives for the Company's executive compensation program:

- *Compensation should be aligned with shareholders' interests:* The program seeks to align the interests of executives with the long-term interests of our shareholders by providing strong incentives to maximize long-term value for our shareholders. Long-term stock ownership by our executives is emphasized to provide ongoing alignment.

- *Compensation should support our business strategy:* Our compensation program is designed to reinforce our underlying business strategy and objectives by rewarding successful execution of our business plan, with performance goals tied to our business plan. Our success is heavily dependent on our ability to attract and retain experienced executives who consistently deliver operational and financial results.

- *Compensation should reward performance:* A substantial portion of the total compensation opportunity is variable and dependent upon the Company's operating and financial performance.

- *Compensation opportunities should be market competitive:* To accomplish these guiding principles, it is essential for the compensation and benefits programs to provide competitive compensation relative to the labor markets for our executives while maintaining fiscal responsibility for our shareholders.

- *Compensation and benefits programs should encourage long-term retention:* Our compensation and benefits programs, including our retirement plans are intended to encourage retention and reward continuity of service, which is particularly important due to the unique skill sets of our executives.

The elements of direct compensation for the named executive officers are base salary, cash and restricted stock awards under the Company's annual incentive program, and long-term incentive awards. The long-term awards include restricted stock, non-qualified stock options and a performance component. Named executive officers are also eligible for other elements of indirect compensation, including retirement benefits. In setting the terms of executive compensation, the Compensation Committee considers all elements of compensation, both direct and indirect. In addition, the Compensation Committee has instituted stock ownership guidelines for all executives providing an additional alignment between the interests of executives and shareholders.

Director compensation is established by the Board upon the recommendation of the Compensation Committee. In recommending director compensation, the Compensation Committee consults with Watson Wyatt Worldwide ("Watson Wyatt"), an independent compensation consultant. Watson Wyatt utilizes compensation information from a peer group of companies with board members with comparable experience to the Company's Board. Watson Wyatt's role is more fully described under "Setting Executive Compensation."

Role of Executive Officers in Compensation Decisions

The Compensation Committee believes that input from management provides useful information and points of view to assist the Compensation Committee. The Chief Executive Officer and the Senior Vice President of Human Resources and Administration provide support to the Compensation Committee. The Chief Executive Officer gives the Compensation Committee performance assessments and compensation recommendations for each of the other named executive officers. Those recommendations are considered by the Compensation Committee with the assistance of the compensation consultant. The Chief Executive Officer and the Senior Vice President of Human Resources and Administration generally attend Compensation Committee meetings but are not present for the executive sessions or for any discussion of their own compensation. The Chief Financial Officer also attends Compensation Committee meetings as needed to report on financial items. Each Compensation Committee meeting usually includes an executive session without members of management present.

Setting Executive Compensation

Based on the foregoing objectives, the Compensation Committee has structured the Company's executive compensation program to motivate executives to achieve the business goals set by the Company and to reward executives for achieving these goals.

In furtherance of this, the Compensation Committee has retained the services of Watson Wyatt. Watson Wyatt provides the Compensation Committee with independent compensation data, analysis and advice. Watson Wyatt reports to the Compensation Committee and under the Compensation Committee's charter, the Compensation Committee has sole authority to retain and terminate the compensation consultant and to approve the consultant's fees and other retention terms. Watson Wyatt does not do any work for USEC other than work performed for the Compensation Committee. Throughout 2008, Watson Wyatt worked closely with the Compensation Committee and attended all Compensation Committee meetings. Examples of projects assigned to Watson Wyatt included market studies of executive pay and of Board pay, development of a revised peer group for executive compensation benchmarking, a review of the value of Company equity owned by executives, a review of walk-away values as of year end, and a presentation on executive compensation trends to the Board.

Watson Wyatt uses compensation information from (1) a "Peer Group" of companies in specific industries in which we compete for executive talent, through a review of their proxy statements; and (2) general industry companies with revenues comparable to USEC's through the pooled survey data described below.

Currently, as the only uranium enrichment company in the United States, USEC does not have direct publicly traded U.S. peers. Therefore, the Peer Group was selected by the Compensation Committee on the recommendation of Watson Wyatt and includes energy/utility and processing-oriented companies similar in size to the Company. The selected companies in the Peer Group are companies that fall within a reasonable range of comparison factors such as revenue and market capitalization, and/or that we may compete with for executive talent. The Peer Group was not picked on the basis of executive compensation levels. The Peer Group during 2008 was comprised of the following 15 companies:

Company Name	Ticker Symbol	2007 Revenue ($MM)	12/31/08 Market Cap ($MM)	SIC Code	SIC Description
Western Refining Inc	WNR	7,305	691	2911	PETROLEUM REFINING
Frontier Oil Corp	FTO	5,270	1,913	2911	PETROLEUM REFINING
Holly Corp	HOC	4,792	1,435	2911	PETROLEUM REFINING
Bemis Co Inc	BMS	3,779	2,360	2670	CONVRT PAPR,PAPRBRD,EX BOXES
Cytec Industries Inc	CYT	3,640	1,000	2890	MISC CHEMICAL PRODUCTS
NSTAR	NST	3,345	3,897	4911	ELECTRIC SERVICES
Georgia Gulf Corp	GGC	3,157	86	2810	INDL INORGANIC CHEMICALS
Arch Coal Inc	ACI	2,984	2,327	1220	BITUMINOUS COAL, LIGNITE MNG
FMC Corp	FMC	2,633	3,311	2800	CHEMICALS & ALLIED PRODUCTS
Cabot Corp	CBT	2,616	1,001	2890	MISC CHEMICAL PRODUCTS
Albemarle Corp	ALB	2,336	2,034	2890	MISC CHEMICAL PRODUCTS
Hercules Inc	HPC	2,136	N/A	2890	MISC CHEMICAL PRODUCTS
USEC Inc	USU	1,928	602	2810	INDL INORGANIC CHEMICALS
PNM Resources Inc	PNM	1,914	872	4931	ELECTRIC & OTHER SERV COMB
Westar Energy Inc	WR	1,727	2492	4931	ELECTRIC & OTHER SERV COMB
Arch Chemicals Inc	ARJ	1,492	649	2800	CHEMICALS & ALLIED PRODUCTS
50th Percentile		2,808	2,344		

During 2008, the Compensation Committee asked Watson Wyatt to conduct a review of its Peer Group in light of potential changes in the types of companies we may be competing with for executive talent as we focus on the deployment of the American Centrifuge project. Watson Wyatt worked with members of the Compensation Committee to develop a new Peer Group of companies for purposes of evaluating executive compensation for 2009. In selecting companies for the Peer Group, consideration was given to several factors, including industry relevance (focusing on specialty chemicals, aerospace and defense, construction and engineering, utilities with nuclear operations, and other utilities), business operations and comparable size. This new Peer Group includes the following nineteen companies, five of which were included in the 2008 Peer Group (denoted by an asterisk): Albemarle Corp.*, Alliant Techsystems Inc., Arch Chemicals Inc.*, Arch Coal Inc.*, Cameco Corp., CONSOL Energy Inc., Curtiss-Wright Corp., Cytec Industries Inc.*, Esterline Technologies Corp., FMC Corp.*, Goodrich Corp., Hexcel Corp., McDermott International Inc., OM Group, Orbital Sciences Corp., Rockwell Collins Inc., Rockwood Holdings Inc., Shaw Group Inc., and Teledyne Technologies. The Peer Group is different from the peer group index utilized in the performance graph included in our annual report on Form 10-K, which is more focused on companies with similar business attributes, primarily utilities with nuclear power generation capabilities, but also including chemical processing companies and aluminum companies (that are also large users of electric power).

Peer Group compensation data is limited to publicly available information and therefore does not provide precise comparisons by position as offered by more comprehensive survey data. As a result, our Compensation Committee uses Peer Group data on a limited basis to analyze the competitiveness of our target compensation and our general compensation philosophy.

Because the Peer Group data is limited, our Compensation Committee also used commercially available survey data provided to it by Watson Wyatt to identify market-median and other market elements related to our 2008 compensation program. This survey data included the 2008/2009 Watson Wyatt Data Services Top Management Report, the 2008 Mercer Executive Compensation Survey, and a proprietary Watson Wyatt large company compensation survey. This survey data includes pooled compensation data from many companies and the findings are segregated by, for example, revenue level, number of employees, and industry. Using survey cuts of durable goods manufacturing organizations and general manufacturing organizations with comparable annual revenues, the Compensation Committee reviewed pooled compensation data for positions similar to those held by each named executive officer. In the case of Messrs. Welch and Barpoulis, whose positions are the most directly comparable with those in other companies, the Compensation Committee also used a survey cut of metals and mining organizations with comparable annual revenues. The Compensation Committee is not provided with the names of the companies making up these surveys and is only privy to the statistical summaries provided in these surveys.

Based on the objectives outlined above, the Compensation Committee strives to set target opportunity compensation levels to be competitive with the market in which the Company competes for executive talent. Actual compensation may be above or below targets based on both the performance of the Company and of the individual. Executives may realize compensation above target levels based on achieving outstanding results. This approach is intended to ensure that there is a direct relationship between the Company's overall performance in the achievement of its financial, operational and strategic goals and each individual executive's total compensation. In making its decisions on an individual's compensation, the Compensation Committee considers the nature and scope of all elements of an executive's total compensation package, the executive's responsibilities and his or her effectiveness in supporting Company performance.

The Compensation Committee strives to align each component of the executive's compensation as well as the total compensation opportunity with the competitive market and the Company's objectives. Generally, as employees move to higher levels of responsibility with greater ability to influence the Company's results, a greater proportion of pay will be "at risk" and dependent on Company performance. The Compensation Committee's goal is to strike the appropriate balance among base salary, annual, and long-term incentives, and it may adjust the allocation of pay to best meet the Company's objectives or maintain compensation equity with the competitive market in which the Company competes for executive talent.

Elements of Executive Compensation

TOTAL DIRECT COMPENSATION

For 2008, total direct compensation for the named executive officers consisted of three key elements: base salary, performance-based annual incentive, and performance-based and time-based long-term incentive compensation. The chart below shows the relative proportion of each program (based on target levels):

Information Related to the CEO
Base Salary: $900,000
Target Annual Incentive: $900,000 (1X or 100% of base salary)
Target Long-Term Incentive: $2,250,000 (2.5X or 250% of base salary)

Fixed vs. Variable Pay	*Short-Term vs. Long-Term Pay*	*Cash vs. Equity-Based Pay*
Fixed 22% (Base Salary)	**Short-Term 44%** (Salary + Annual Incentive Value)	**Cash 37%** (Salary + 65% of Annual Incentive Value)
Variable 78% (Annual + Long-Term Incentive Value)	**Long-Term 56%** (Long-Term Incentive Value)	**Equity-Based 63%** (35% of Annual Incentive Value + Long-Term Incentive Value)

Information Related to the Other Named Executive Officers
Base Salary: $370,000 — $470,000 (Range)
Target Annual Incentive: $259,000 — $329,000 (.7X or 70% of base salary)
Target Long-Term Incentive: $518,000 — $846,000 (1.4X or 140% of base salary to 1.8X or 180% of base salary)

Fixed vs. Variable Pay	*Short-Term vs. Long-Term Pay*	*Cash vs. Equity-Based Pay*
Fixed 29-32% (Base Salary)	**Short-Term 49-55%** (Salary + Annual Incentive Value)	**Cash 42-47%** (Salary + 65% of Annual Incentive Value)
Variable 58-61% (Annual + Long-Term Incentive Value)	**Long-Term 45-51%** (Long-Term Incentive Value)	**Equity-Based 53-58%** (35% of Annual Incentive Value + Long-Term Incentive Value)

Observations Regarding Mix of Total Direct Compensation

- The value of long-term incentives is generally about double that of the annual incentive to weight an executive's compensation toward a focus on long-term rather than short-term goals.
- The amount of variable or "at-risk" compensation is higher for the Chief Executive Officer than the other named executive officers in light of his greater responsibility and ability to influence the Company's results.
- Annual incentives are normally paid 65% in cash and 35% in restricted stock. If an executive has met his or her stock ownership guidelines, the amount of restricted stock received may be less as they may elect to receive a greater proportion of their annual incentive in cash. Alternatively, an executive may elect to receive a greater proportion of his annual incentive in restricted stock in lieu of cash.
- For 2008, annual incentive awards were paid 50% in restricted stock (100% in the case of the CEO). This had the effect of further reducing the amount of cash compensation.

Each year, using the resources and services of its compensation consultant, the Compensation Committee evaluates compensation levels for each of the executive officers of the Company. In setting compensation for 2008, the Compensation Committee reviewed and considered total compensation for each named executive officer, including a review of tally sheets that provide the value of (1) historic and current elements of each officer's compensation (including savings plans, pension plans, health and welfare benefits and perquisites); (2) stock, stock options and restricted stock units held by the executive at year-end in the Company's incentive and benefits plans; and (3) a review of compensation that would be paid upon termination of employment under various scenarios.

Base Salary

The base salary element of compensation is intended to provide a stable annual salary at a level consistent with individual contributions. The Compensation Committee recommends base salary levels for executive officers to the Board of Directors for its approval. The Compensation Committee consults with the Chief Executive Officer with respect to the recommended base salaries for the other officers.

USEC is engaged in a complicated, unique and technologically sophisticated business, whose success will have a major impact on the nation's energy, environmental and national security goals. The success of our business depends on our ability to retain key executives, managers and other skilled personnel, some of whom have been involved in the development of centrifuge technology since the early 1980s and whose experience is virtually irreplaceable. In light of the unique qualifications and experience of our key executives and the importance of retaining these executives during the Company's critical transition period, following a review of executive pay and consultation with its compensation consultant, in February 2008, the Compensation Committee decided to reposition 2008 base salaries to approximately the 75th percentile of the market (from within plus or minus 10% of the 50th percentile of the market for 2007), as determined using market data provided to the Compensation Committee by Watson Wyatt, which includes a combination of commercially available pooled survey data and Peer Group data. Watson Wyatt averages the data from the Peer Group with the survey data to create the market data reviewed by the Compensation Committee. In setting individual base salaries, consideration was given to (1) the performance of the Company; (2) the individual performance of each executive; (3) the executive's scope of responsibility in relation to other officers and key executives within the Company; and (4) any retention issues. In evaluating performance, the Compensation Committee considers the recommendations of the Chief Executive Officer with respect to the performance and contribution of individual named executive officers and also considers the performance measures under the Annual Incentive Program. Base salaries are set at the beginning of the year at the same time that annual incentive awards for the prior year are made under the Annual Incentive Program.

The following adjustments were made in 2008 to the base salaries for the named executive officers. Following these adjustments, the base salaries of the named executive officers were between approximately 95% and 108% of the 75th percentile of the market as determined by the compensation consultant. The Chief Executive Officer's base salary was increased to approximately 100% of the 75th percentile of the market.

Name	2007 Salary	Adjustment	2008 Salary
John K. Welch	$830,000	$70,000	$900,000
John C. Barpoulis	$350,000	$50,000	$400,000
Philip G. Sewell	$425,000	$45,000	$470,000
Robert Van Namen	$371,000	$39,000	$410,000
W. Lance Wright	$320,000	$50,000	$370,000

Increases in base salaries have the effect of increasing other elements of total compensation, including annual incentives, long-term incentives, and retirement benefits. In setting base salaries for the named executive officers, the Compensation Committee considers the effects of such increases on other elements of total compensation.

As part of its previously described cash conservation efforts, the Compensation Committee froze the base salaries for the named executive officers for 2009 at the 2008 level.

Annual Incentive

The Company has established an Annual Incentive Program to reward the achievement of critical annual financial and operational performance goals. Under the Annual Incentive Program, executive officers and certain other key employees have the opportunity to earn an annual incentive based on the achievement of pre-determined annual performance objectives. Executive officers may earn between 0% and 150% of their target annual incentive based on a combination of Company financial and individual performance measures described below. The Annual Incentive Program is a subset of the Company's 1999 Equity Incentive Plan, a shareholder approved plan.

Form of Awards. Annual incentives are generally paid 65% in cash and 35% in restricted stock. As discussed above, for 2008 awards paid in 2009, executives were required to take 50% of their annual incentive award in restricted stock in order to conserve cash and Mr. Welch elected to take his entire annual incentive award in restricted stock. The restricted stock portion of the award is granted seven days after the release of the Company's annual earnings and vests one year from the date of grant, subject to accelerated vesting in certain circumstances. The number of shares of restricted stock to be issued is calculated based on the New York Stock Exchange's closing price of the Company's common stock on the date of grant. The Compensation Committee determined that including a restricted stock component in the annual incentive conserves cash, provides the executive with an additional incentive to maintain shareholder value, further links Company management and shareholders, promotes executive ownership and acts as a management retention vehicle.

Normally, if a named executive officer has met his stock ownership guidelines, he is viewed as having already built a significant ownership stake in the Company and is entitled to receive all of his annual incentive in cash. If instead he elects to receive any portion of his annual incentive in the form of restricted stock he would receive an additional incentive payment (in the form of restricted stock that vests in equal annual installments over three years from the date of grant) equal to 20% of the portion of the annual incentive that he took in restricted stock in lieu of cash. For 2008, all of the named executive officers had satisfied their stock ownership guidelines. Since the Compensation Committee determined that the 20% additional restricted stock incentive payment remained applicable on any amounts being taken in restricted stock that would have been payable in cash and since the named executive officers received 50% (100% for Mr. Welch) of their annual incentive in restricted stock, they also received additional restricted stock with a value equal to 10% (20% for Mr. Welch) of their annual incentive award.

Target Levels. Target annual incentive levels are set by the Compensation Committee in consultation with its compensation consultant. The Compensation Committee uses commercially available survey data (previously described) and analysis by its compensation consultant to compare annual incentive payments to the market. For 2008, target levels were set based on a percentage of the executive's base salary, as follows:

Position	Target Level	Rationale
CEO	100%	• Provides executives with the motivation and reward to perform at the highest level in achieving critical annual financial and operating objectives.
Other named executive officers	70%	• Goal of targeting the named executive officers' base salary plus the annual incentive to a competitive level.

Performance Measures. For 2008 annual incentive awards, our Compensation Committee set the performance measures as described in the table below:

Performance Measure	Weight	Rationale
Corporate Quantitative Goals	55%	
• Gross profit margin percentage (30%)		• Gross profit margin percentage is an important measure of the Company's operational profitability.

Performance Measure	Weight	Rationale
• Cash flow from operations before American Centrifuge expense, interest and taxes ("Adjusted cash flow from operations") (25%)		• Adjusted cash flow from operations is a non-GAAP measure of cash created by existing operations with a slightly lower weighting due to potential timing variances. ACP expense is excluded because it is covered by the ACP earned value metric. Interest and taxes are excluded because most members of management cannot influence these factors.
• American Centrifuge project (ACP) earned value (35%) (measures project performance quantitatively by comparing work completed against work planned at a given date in the project schedule)		• ACP earned value is an important non-GAAP measure of management's progress on the ACP for capital invested, and is weighted most heavily because of its strategic importance.
• Selling, general and administrative (SG&A) expense, not including other compensation and stock based compensation ("Adjusted SG&A expense") (10%)		• Adjusted SG&A expense is a non-GAAP measure of controllable overhead expenses. Other compensation and stock based compensation are excluded because they can be influenced by stock price volatility and other subjective variables.
Key Performance Objectives	45%	
• Individual performance measures weighted between 10% and 35%		• Based on the Company's strategic initiatives and operating plan. The weight of each of the key performance objectives varied by individual based on their areas of responsibility.

Each corporate financial performance measure, or "corporate quantitative goal," comprises threshold, target and maximum performance levels, which, if achieved, results in payments of 0%, 100% and 150% of that target financial performance measure component, respectively. Proportional payments are made for achievement between threshold, target and maximum performance levels. If the threshold corporate financial performance is not achieved, no amount is paid for that financial performance measure component. The threshold levels were set based on the Company's budget for 2008 and the target and maximum levels were set based on stretch targets taking into account potential opportunities for management to effect positive impacts and were not designed to encourage or reward the taking of excessive or unnecessary risk. The table below describes the corporate quantitative goal target and achievement levels for 2008.

Level	Gross Profit Margin Percentage (30%)	Adjusted Cash Flow from Operations (25%)	ACP Earned Value (35%)	Adjusted SG&A Expense (10%)
Maximum (150%)	15.5%	$220 million	1.5	$36 million
Target (100%)	14.0%	$140 million	1.0	$43 million
Threshold (0%)	11.5%	$25 million	0.5	$50 million
Actual Performance (95%)	**14.2% (102%)**	**$98 million* (81%)**	**0.97 (97%)**	**$42.6 million (101%)**

* The Annual Incentive Program permits the Compensation Committee to adjust performance based criteria or awards in recognition of unusual or non-recurring events affecting the Company. Adjustments to Cash Flow from Operations totaling $45.9 million were made for net interest savings and bond discount on the early repurchase in 2008 of notes due in January 2009, power cost credits received in early 2009 for 2008 payments, and prepaid taxes.

For 2008, the Compensation Committee set specific individual performance measures for our Chief Executive Officer and adopted specific individual performance measures recommended by the Chief Executive Officer for our remaining named executive officers (which flow down from the key performance objectives established for the Chief Executive Officer). The 2008 key performance objectives for the Chief Executive Officer and the other named executive officers included objectives aimed at the following five objectives. As detailed in the table below, the 2008 key performance objectives were all designed to achieve the Company's strategic business plan and accordingly were designed to be achievable and not to encourage or reward excessive or unnecessary risk, but to require a substantial effort and initiative on the part of the individual named executive officers.

Key Performance Objective	Difficulty
• Strengthen near-term performance of the business through efforts to control costs and increase revenues.	• Achievement of initiatives relating to expanding revenue generation and controlling costs involve substantial effort and initiative, including efforts with respect to contracting, managing electric power costs, and improving plant operations.
• Meet critical design, performance and deployment objectives relating to the Company's American Centrifuge Plant.	• The American Centrifuge project is a unique project and the Company's deployment schedule and objectives are ambitious; therefore achievement of this objective is subject to a number of uncertainties and involves substantial effort and initiative.
• Perform a comprehensive analysis of the activities, steps, processes, systems and organization infrastructure needed during the period of transition through commercial deployment of the American Centrifuge Plant, including optimal use of the Paducah gaseous diffusion plant, Russian purchases and inventory.	• Due to the number of risks and uncertainties facing the Company, implementation of a smooth transition plan involves a great deal of strategic planning and substantial effort and initiative.
• Refine, document and begin implementation of a centrifuge production-based business model, focusing on long-term enrichment contracts with customers and management's capital structure goals. Take steps to improve the Company's long-term credit profile in advance of issuing debt.	• This includes contracting for output from the American Centrifuge Plant and securing the significant amount of capital needed to complete construction of the American Centrifuge Plant, both of which are challenging because of the uncertainties relating to the American Centrifuge Plant; therefore achievement of this objective involves substantial effort and initiative.
• Maintain a stable supply under the Russian highly enriched uranium contract and appropriate restrictions on imports of low enriched uranium into the U.S. market.	• USEC purchases low enriched uranium from dismantled Soviet nuclear weapons under the Megatons to Megawatts nonproliferation program with Russia, which is a unique program. In addition, Russia has the largest nuclear fuel industry in the world and is aggressively seeking to expand its share of the world market, in particular the United States. Therefore, this objective is subject to a number of uncertainties and involves substantial effort and initiative.

For individual named executive officers (other than the Chief Executive Officer), their particular objectives were a more detailed subset of these five objectives with a focus on such named executive officer's functional area. For example, Mr. Barpoulis' specific objectives as Chief Financial Officer generally related to financial and accounting matters; Mr. Sewell's specific objectives as Senior Vice President, American Centrifuge and Russian HEU generally related to American Centrifuge and Russian HEU program management matters; Mr. Van Namen's specific objectives as Senior Vice President, Uranium Enrichment generally related to uranium enrichment operations and marketing and sales matters; and Mr. Wright's specific objectives as Senior Vice President, Human Resources and Administration generally related to functions providing centralized IT, human resources and security support to the Company. There are no individual performance factors in addition to, and separate from, the five factors listed in the table above and each of the named executive officers' key performance objectives were designed to be difficult to achieve and to challenge the executive as set forth in the table above.

The Compensation Committee reviews and approves the achievement level and incentive payment for each named executive officer under the Annual Incentive Program. The achievement levels and incentive payment percentages approved by the Compensation Committee for the named executive officers for 2008 are summarized in the table below:

Name	Key Performance Objective Achievement Level (45%)	Corporate Quantitative Goals Achievement Level (55%)	Annual Incentive Award (as a percentage of target)
John K. Welch	99%	95%	97%
John C. Barpoulis	103%	95%	99%
Philip G. Sewell	103%	95%	99%
Robert Van Namen	100%	95%	97%
W. Lance Wright	100%	95%	97%

Long-Term Incentive Compensation

The Compensation Committee is committed to long-term equity incentive programs for executives that promote the long-term growth and success of the Company. The long-term incentive compensation is designed to ensure that the executive decision-making process maintains a balanced focus on both immediate measures of success and on the effective growth and development of the business three to five years in the future. The Long-Term Incentive Program under the shareholder-approved 1999 Equity Incentive Plan permits the Compensation Committee to grant a variety of stock-based awards, including restricted stock, stock options and restricted stock units (RSUs).

Long-term incentives are designed to more closely align executive officers' and other employees' interests with those of the shareholders and are a key element and significant component of market-competitive total compensation. The Long-Term Incentive Program is designed to make annual grants of restricted stock and non-qualified stock options with vesting periods of three years to executive officers and other program participants. The Long-Term Incentive Program for 2008 also includes a three-year performance component. In consultation with its compensation consultant, the Compensation Committee established stock option and restricted stock award levels that are designed to provide the executive with total direct compensation (base salary, annual incentives and long-term incentives) at a competitive level.

Annualized target award levels for named executive officers under the Long-Term Incentive Program for 2008 ranged from 140% to 250% of base salary depending on the executive's position, and were comprised of the following (as more fully described below):

Position	Annualized Target Long-Term Incentive Value (as a Multiple of Base Salary)	Percentage of Annualized Long-Term Incentive Value		
		Restricted Stock Awards	Stock Option Awards	Executive Incentive Plan
CEO	2.5X	30%	30%	40%
Other named executive officers	1.4X to 1.8X	29% to 33%	29% to 33%	33% to 43%

As previously described, in light of the unique qualifications and experience of our key executives and the importance of retaining these executives during the Company's critical transition period, the Compensation Committee determined during 2008 to make certain changes to the Company's compensation program. The Compensation Committee determined to reposition overall total direct compensation for the named executive officers and certain other executives to approximately the 75th percentile of the market, as determined using market data provided to the Compensation Committee by Watson Wyatt. Accordingly, adjustments were made to the annualized target levels of restricted stock and nonqualified stock options granted to the named executive officers. These changes are described below.

Restricted Stock Awards. Named executive officers (and other program participants) receive an annual grant of restricted stock as a part of their long-term incentive. The value of the grant is equal to a percentage of the named executive officer's base salary as follows:

Name	2007 Target % (of base salary)	2008 Target % (of base salary)
John K. Welch	50%	75%
John C. Barpoulis	35%	60%
Philip G. Sewell	35%	60%
Robert Van Namen	35%	60%
W. Lance Wright	35%	40%

These shares are granted by the Compensation Committee at fair market value on the date of grant and vest ratably over three years, subject to accelerated vesting under certain circumstances. This grant of restricted stock has no performance component associated with it. It is a time-based award designed as a retention-based component in achieving market-based total direct compensation for the executive. It is also designed to help increase share ownership by the executive officers. It is the Compensation Committee's belief that stock awards combined with the Company's requirement for executive officers to hold significant levels of Company stock provide a direct incentive to achieve the longer-term performance goals for the Company.

Stock Option Awards. Named executive officers (and certain other program participants) also receive an annual grant of non-qualified stock options. The value of the grant is equal to a percentage of the named executive officers' base salary as follows:

Name	2007 Target % (of base salary)	2008 Target % (of base salary)
John K. Welch	50%	75%
John C. Barpoulis	35%	60%
Philip G. Sewell	35%	60%
Robert Van Namen	35%	60%
W. Lance Wright	35%	40%

Stock options are valued using the Black-Scholes methodology and are calculated with the assistance of the compensation consultant. It is the Company's policy that stock option grants are made seven days after the release of the Company's annual earnings and are awarded at the New York Stock Exchange's closing price of the Company's common stock on the date of grant. Stock option grants vest ratably over three years and expire five years after grant, subject to accelerated vesting under certain circumstances. Each named executive officer's 2008 grant of stock options is detailed on the Grants of Plan-Based Awards in Fiscal Year 2008 table. While a number of organizations have recently eliminated or significantly reduced stock option grants to executives, the Compensation Committee believes that stock options are a highly effective way to focus executives on ensuring the long-term performance of the Company. In addition, the Compensation Committee believes they are a highly effective tool in aligning the interests of the executive officers and shareholders toward sustained, long-term stock performance. Consequently, they remain a significant component of the incentive mix.

2006 – 2008 Executive Incentive Plan. In April 2006, the Compensation Committee approved a three-year performance component of the Company's long-term incentive program (the "2006 – 2008 Executive Incentive Plan") under the USEC Inc. 1999 Equity Incentive Plan, effective March 1, 2006. Each of the named executive officers participated in the 2006 – 2008 Executive Incentive Plan. The Compensation Committee, in consultation with its compensation consultant, identified the need for a focused long-term program with measurable performance goals. The 2006 – 2008 Executive Incentive Plan was designed to focus rewards on a limited number of highly important objective targets that if completed would significantly add to the long-term value of the business.

The 2006 – 2008 Executive Incentive Plan was an objective, performance-based program which rewarded participants for successful performance against financial and business strategy-based targets over a three-year period. The performance period ran from March 1, 2006 through December 31, 2008 (this reflected a shortened performance period due to implementation in the first quarter of 2006). Under the 2006 – 2008

Executive Incentive Plan, the Company's named executive officers were awarded the right to earn shares of the Company's common stock (or an equivalent amount of cash or restricted stock units settleable for cash).

Each participant's target award was based on an annual percentage of his base salary at the start of the performance period as follows:

Name	Annualized Value (as a % of base salary)	Value of Target Award (based on a 3-year performance period, as a % of base salary)
CEO	100%	300%
Other named executive officers	60%	180%

For this three-year period, the annual target percentages were set based on the degree to which an individual's efforts influence the Company's long-term performance. In setting the award levels for the 2006 — 2008 Executive Incentive Plan, the Compensation Committee worked closely with its compensation consultant. The consultant analyzed the three-year award opportunity both as a stand-alone award and as a part of the executive officers' overall total compensation. Using both commercially available survey data and Peer Group data (as previously discussed), the Compensation Committee determined that these award levels were consistent with the market for similar-sized companies and that executive officers were receiving market competitive total compensation.

December 2008 marked the end of the three-year performance period March 1, 2006 through December 31, 2008. Actual payouts of the awards were determined based on performance against pre-determined performance goals, described below. Participants were eligible to receive from 80% (threshold) to 120% (maximum) of their target award for each goal based on performance, with performance below the 80% (threshold) level resulting in no award for a goal.

Performance Goal	Weight	Measure/Difficulty
1. Gross profit for 2008 as measured against internal targets	30%	Threshold: Internal target minus $13 million Target: Specified internal target (in $ millions) Maximum: Internal target plus at least $35 million The Compensation Committee believed that these internal gross profit targets were achievable yet required considerable effort and innovation on the part of the executive management team
Actual Performance:		**$228.2 million, Capped at Maximum (120%)**
2. USEC's total shareholder return (TSR) for the period as measured against the S&P 500 total shareholder return (without dividends)	20%	Threshold: USEC TSR between the 45th and 54th percentile of the S&P 500 Target: USEC TSR between the 55th and 64th percentile of the S&P 500 Maximum: USEC TSR at the 65th percentile or greater of the S&P 500
Actual Performance:		**$4.49/share, Below Threshold (0%)**
3. Two business performance targets	50%	Related to achieving USEC's internal goals relating to the American Centrifuge program
• 3a. Achieving a specified economic performance of the centrifuge machine (50%)		Threshold: Performance level is within minus 10% of specified performance level Target: Specified performance level* is achieved Maximum: Performance level is 10% or more above specified performance level *The specified performance level is classified for purposes of national security.
Actual Performance:		**Below Threshold (0%)**
• 3b. Completion of a financing plan for the Company's American Centrifuge plant (50%)		Achievable yet requires considerable effort and innovation on the part of the executive management team
Actual Performance:		**Threshold (80%)**
Total Achievement: 56%		

Each named executive officer's payout is included in the Summary Compensation Table under Non-Equity Incentive Plan Compensation.

2009 Performance Plan. In light of general economic and market conditions and the short-term uncertainty facing the Company with respect to the financing of the American Centrifuge project, which impacts the project cost and schedule, in 2009, the Compensation Committee determined to postpone the implementation of a new three-year Executive Incentive Plan until at least 2010 and instead to replace the Executive Incentive Plan for 2009 with a one-year performance based award that vests over three years (the "2009 Performance Plan"). Under the 2009 Performance Plan, executives are awarded the right to earn shares of restricted stock of the Company that vest ratably over three years from March 4, 2009. Target awards for the named executive officers are based on a percentage of the executive's base salary as follows: CEO: 100%; other named executive officers: 60%. This amount is equal to the annualized value of the 2006 — 2008 Executive Incentive Plan that it is replacing. The target number of shares of restricted stock was calculated based on the Company's stock price on March 4, 2009 (seven days after the release of earnings for the year ended December 31, 2008).

Actual awards, if any, will be determined by performance of the Company during the period January 1, 2009 through December 31, 2009 against a pre-determined performance goal relating to ensuring sufficient liquidity for ongoing Company operations and attracting capital to support the financing of the Company's American Centrifuge Plant. Awards will be granted following the completion of the performance period.

Participants may receive from 80% (threshold) to 120% (maximum) of their target award based on performance, with performance below 80% (threshold) level resulting in no award. If, prior to the grant of an award with respect to the performance period: (1) there is a change in control of the Company and a participant's employment is terminated by the Company other than for cause (or by the participant for good reason), fully vested awards will be made at target regardless of performance; (2) a participant leaves the Company due to retirement or termination other than for cause, fully vested pro rated awards will be made in accordance with performance at the end of the performance period; and (3) a participant leaves the Company due to death or disability, fully vested pro rated awards will be made at target regardless of performance. Performance must be approved by the Compensation Committee prior to any award being made.

The Compensation Committee believes that placing a significant portion of executive officer compensation opportunity in equity sends a clear message that a primary role of the executive officer is in building the long-term value of the Company, and that his own long-term wealth is tied to the long-term success of the Company.

INDIRECT COMPENSATION

Retirement Plans

The Company provides its executive officers with benefits that are described below and that are intended to be a part of a competitive compensation package that provides health, welfare and retirement programs comparable to those provided to employees and executives at other companies in similar industries. All employees of USEC Inc., including the named executive officers, are eligible to participate in the USEC Savings Program. In addition, all employees of USEC Inc. other than certain American Centrifuge employees and any non-union employees hired on or after September 1, 2008 are eligible to participate in the Employees' Retirement Plan of USEC Inc.

In addition, named executive officers and other executives designated by the Company are entitled to participate in the USEC Inc. Executive Deferred Compensation Plan and the Pension Restoration Plan. Each of the named executive officers also participates in a supplemental executive retirement plan. The benefit plan descriptions here and in the Pension Benefits in Fiscal Year 2008 table provide an explanation of the major features of these benefit plans.

Savings Plans. Named executive officers have the opportunity to participate in two defined contribution savings plans: The USEC Savings Program and the USEC Inc. Executive Deferred Compensation Plan.

The USEC Savings Program is a tax-qualified broad-based 401(k) employee savings plan. USEC Inc. employees, including the named executive officers, are able to contribute the lesser of up to 50% of their annual base salary or dollar limits established annually by the Internal Revenue Service ("IRS"). The Company will match 100% of the first 3% of pay that is contributed to the USEC Savings Program and 50% on the next 2% of pay contributed. Employee contributions are fully vested upon contribution and Company match contributions vest 50% after two years of service and 100% after three years of service. Those USEC Inc. employees who are not eligible to participate in the Employees' Retirement Plan of USEC Inc. are provided an enhanced employer matching contribution under the USEC Savings Program.

In addition to the USEC Savings Program, during 2008, executives designated by the Company, including the named executive officers, could participate in the USEC Inc. Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). Mr. Welch, Mr. Van Namen, and Mr. Wright participated in the Deferred Compensation Plan in 2008. The Deferred Compensation Plan is intended to be a non-qualified deferred compensation plan that complies with the regulations of Section 409A of the Internal Revenue Code of 1986, as amended. The Deferred Compensation Plan replaced the USEC Inc. 401(k) Restoration Plan, effective January 1, 2008. Account balances under the 401(k) Restoration Plan were transferred to the Deferred Compensation Plan. Participation in the Deferred Compensation Plan is not limited to the Company's officers but also includes a select group of management and highly compensated employees. Participants in the Deferred Compensation Plan may defer up to a maximum of 90% and a minimum of 5% of base salary and a maximum of 100% and a minimum of 5% of cash bonus amounts received through the Company's incentive compensation programs. The Company matches participant contributions under the Deferred Compensation Plan at the rate that would apply if they had been contributed to the USEC Savings Program without regard for any statutory limitations, reduced by amounts contributed to the USEC Savings Program. A participant may receive a distribution from the Deferred Compensation Plan upon a qualifying distribution event such as a separation from service, disability, death, or in-service distribution on a specified date, change in control or an unforeseeable emergency all as defined in the plan. Distributions from the Deferred Compensation Plan will be made in cash in a lump sum, annual installments, or a combination of both, in the manner elected by the participant and provided for in the plan.

Participants in the USEC Savings Program direct the investment of their account balances among various funds available under the plan. Deferred Compensation Plan accounts are deemed to be invested in a number of mutual funds made available for designation by the participant.

Pension Plans. Named executive officers have the opportunity to participate in a qualified pension plan, a pension restoration plan and one of two supplemental executive retirement plans (each, a "SERP").

The Employees' Retirement Plan of USEC Inc. is a broad based, tax-qualified pension plan whose maximum benefits are limited by legislation, while the USEC Inc. Pension Restoration Plan is a non-qualified supplemental pension benefit that is designed to continue the accrual of pension benefits that exceed the legislated limits under the Employees' Retirement Plan of USEC Inc. All officers, including the named executive officers, whose compensation exceeds the qualified plan limits are automatically enrolled in the USEC Inc. Pension Restoration Plan. Information regarding the calculation of benefits under the Employees' Retirement Plan of USEC Inc. and the USEC Inc. Pension Restoration Plan can be found in the narrative accompanying the Pension Benefits in Fiscal Year 2008 table.

The Company also maintains two SERPs. The USEC Inc. 1999 Supplemental Executive Retirement Plan (the "1999 SERP") was approved by the Compensation Committee in 1999 and Mr. Sewell is the only active participant. The Compensation Committee decided not to add any additional participants after 2001. The 1999 SERP provides Mr. Sewell with a benefit calculated in the form of a monthly annuity equal to 55% of his final average compensation, with offsets for benefits received under the Company's retirement programs and any U.S. government retirement program to which the Company contributed, and Social Security benefits. More information regarding the calculation of benefits payable to Mr. Sewell under the 1999 SERP can be found in the narrative accompanying the Pension Benefits in Fiscal Year 2008 table.

Messrs. Welch, Barpoulis, Van Namen and Wright participate in the USEC Inc. 2006 Supplemental Executive Retirement Plan (the "2006 SERP"). As applicable to Mr. Welch, the 2006 SERP incorporates the terms of a SERP agreed to by the Company in September 2005 in connection with setting Mr. Welch's initial terms of employment. The Company agreed to provide Mr. Welch with a SERP that generally provided for a benefit equal to 30% of final average pay with five years of service, increasing to 50% with ten or more years of service, with offsets for benefits received under the Company's other retirement programs and Social Security benefits. This new SERP was designed to be less expensive than the 1999 SERP.

As applicable to other participants, the 2006 SERP provides for a monthly supplemental retirement benefit equal to 2.5% of final average pay for each year of service, to a maximum benefit of 50% after 20 years of service, with offsets for benefits received under the Company's other retirement programs and Social Security benefits. In determining to implement the 2006 SERP and determining the level of benefits to be provided, the Compensation Committee worked with its compensation consultant and reviewed tally sheets that showed the value of total compensation paid to executives. More information regarding the calculation of benefits under the 2006 SERP can be found in the narrative accompanying the Pension Benefits in Fiscal Year 2008 table.

Participation in the 2006 SERP is contingent on the participant's agreeing to comply with certain restrictive covenants relating to confidentiality, non-competition and non-solicitation of Company employees for a period of time following his termination of employment.

Severance Arrangements

Executive Severance Plan. The Compensation Committee believes that in the absence of employment agreements between the Company and its key employees, it is appropriate to have a reasonable severance policy in place in order to attenuate concerns about short-term continuity of income and allow executives to focus on the Company's business. In 2008, the Board approved the USEC Inc. Executive Severance Plan (the "Executive Severance Plan"), intended to be an unfunded welfare plan subject to the Employee Retirement Income Security Act of 1974, as amended. Payment and benefit levels under the Executive Severance Plan were not changed from what was provided under the Company's existing executive severance policy based on an assessment by the Compensation Committee, in consultation with its compensation consultant, that they continued to be competitive and reasonable with respect to the intent of the program.

Under the Executive Severance Plan, if an executive officer is terminated by the Company without cause, he is eligible to receive his current base salary and a prorated share of his current annual incentive (payable at the end of the performance period based on actual performance) up to the date of termination. In addition, as a severance payment he would receive a cash payment equal to one year's base salary at his current rate and an amount equal to his final average bonus (generally the average of his last three year's annual incentive awards, both cash and restricted stock). He would also receive continuation of medical and dental coverage as well as life insurance paid for by the Company for one year after termination (or until he received similar coverage from a subsequent employer, whichever occurs first) and outplacement assistance services. Severance benefits are contingent upon the executive executing a release and agreeing to comply with certain restrictive covenants relating to non-competition and non-solicitation of Company employees for one year following his termination of employment. No severance is paid to an employee who is terminated for cause or who resigns voluntarily.

In addition, if an employee is terminated by the Company other than for cause, all unvested restricted stock (that vests based on performance of service) and all stock options would vest and the employee would have up to one year to exercise all vested stock options. Awards under the one-year Performance Plan would be pro-rated based on the period of time in which the participant was in the plan and would be made at the end of the one-year performance period based on actual performance.

Change in Control Agreements. The Compensation Committee believes that change in control agreements are an important tool for executive retention and the retention of other key employees. The Company has entered into change in control agreements with each of the named executive officers. These agreements have an initial term of three years, which is automatically extended for additional one-year periods unless the Board of Directors has given notice of non-renewal. Upon a change in control, the agreements will expire no earlier than three years following the date that the change in control occurs. A change in control is generally defined as the acquisition by a person of 30% or more of the voting power of the Company, a change in the majority of the Company's Board, the consummation of certain mergers or consolidations involving the Company, a sale or disposition of 40% or more of the Company's assets, or a liquidation of the Company involving the sale of at least 40% of the Company's assets.

Payment and benefit levels under the change in control agreements were set when these agreements were put into place and were based on an assessment by the Compensation Committee of what was competitive and reasonable with respect to the intent of the program. The Compensation Committee periodically reviews the payment and benefit level under these agreements and reviewed them in 2008, in consultation with its compensation consultant, and made only technical modifications to the change in control agreements.

The change in control agreements provide each named executive officer with certain benefits if there is a change in control of the Company *and* within a protected period beginning three months before and ending three years after that change in control (the "protected period") the Company terminates his employment for any reason other than cause, or the executive terminates his employment for "good reason" (as defined in the agreement). The Compensation Committee believes this "double trigger" is appropriate because the purpose of the change in control agreements is to provide enhanced severance protection and not to provide a windfall upon the change in control. These benefits are in lieu of any severance benefits the named executive officer would otherwise be eligible to receive under the Company's Executive Severance Plan. In order to receive these benefits, the named executive officer must comply with the non-competition, non-solicitation, and confidentiality provisions of the change in control agreement during the term of the agreement and for 2.5 years thereafter (five years in the case of the confidentiality provision).

Under the terms of each named executive officer's change in control agreement, if during a protected period he is terminated other than for cause or terminates his employment for "good reason," he would receive a cash payment of his unpaid base salary through the date of termination plus all other amounts to which he was entitled under any compensation or benefit plan of the Company under the terms of such plans. In addition, as a change in control payment, he would receive a cash lump sum payment equal to 2.5 times the sum of his final base salary and his final average bonus (generally the average of his last three years' annual incentive awards, both cash and restricted stock). In addition, under the terms of each agreement, the Company would provide him and his dependents with continuation of life, accident and health insurance benefits for 2.5 years following the occurrence of the change in control or, if sooner, until he is covered by comparable programs of a subsequent employer. In addition, the executive will receive 2.5 additional years of service for purposes of retirement plan benefits under the SERPs. If the executive receives payments, whether or not under his or her agreement that would subject him to any federal excise tax due under section 4999 of the Internal Revenue Code, the executive will also receive a cash payment equal to the amount of such excise tax.

In addition, if an employee is terminated by the Company other than for cause (or by the participant for good reason) coincident with or following a change in control, all unvested restricted stock and stock options would vest and the employee would have up to one year to exercise all vested stock options. Under the 2009 Performance Plan, in the case of a termination of employment coincident with or following a change in control for reasons other than for cause, fully vested awards will be made at target.

For details of payments under the above arrangements, see the Potential Payments Upon Termination or Change in Control table.

Perquisites

The Company maintains a limited number of perquisites for senior executive officers. These include an annual financial counseling allowance of $7,500 ($15,000 for the Chief Executive Officer) and an annual executive physical valued at approximately $4,000. In addition, the Company reimburses the Chief Executive Officer for annual dues for up to two business or golf organizations or clubs. Perquisites do not represent a significant compensation element for any of the named executive officers and the Compensation Committee is considering phasing some or all of these out beginning in 2010.

Recoupment of Previously Paid Bonuses

The Company's equity incentive plan includes a "claw back" provision that requires repayment of all payments in settlement of any awards earned or accrued during the twelve-month period following the first public issuance or filing with the SEC of a financial document that is subsequently restated as a result of misconduct. The claw back applies to a grantee who knowingly or through gross negligence engaged in or failed to prevent the misconduct or who is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002.

Tax and Accounting Treatments of Elements of Compensation

In its deliberations, the Compensation Committee considers the potential impact of IRC Section 162(m). IRC Section 162(m) currently disallows a tax deduction for the Company for individual executive compensation exceeding $1 million in any taxable year for the Chief Executive Officer and the other three highest compensated officers (other than the Chief Financial Officer), other than compensation that is performance-based under a plan that is approved by the shareholders of the Company and that meets certain other technical requirements. Annual incentive awards and awards under the 2006 – 2008 Executive Incentive Plan and the 2009 Performance Plan are intended to meet the performance-based compensation requirements, while base salary, long-term incentive awards of time-vested restricted stock and stock options are not.

While the Compensation Committee designs certain components of executive compensation to preserve deductibility, it believes that shareholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, the Compensation Committee may from time to time approve compensation arrangements for certain officers that are not fully deductible. Further, because of ambiguities and uncertainties as to the application and interpretation of IRC Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding the Company's efforts, that compensation intended by the Company to satisfy the requirements for deductibility under IRC Section 162(m) does in fact do so.

In addition, in structuring compensation arrangements, the Compensation Committee intends to permit participants to avoid potential tax penalties under IRC Section 409A. During 2007 and 2008, the Compensation Committee and the Board approved a number of technical changes to the Company's compensation arrangements for executive officers in order to facilitate compliance with IRC Section 409A. The Compensation Committee also takes into account the impact of potential gross-up payments by the Company to cover federal excise taxes due under section 4999 of the Internal Revenue Code.

The Compensation Committee considers the accounting and dilution impact of equity awards made to executive officers. We account for our equity incentive grants under SFAS No. 123(R) and use the Black-Scholes option pricing formula for determining the fair value of our stock option grants.

Stock Ownership Guidelines

Every executive officer and certain other employees must hold an ownership stake in the Company that is significant in comparison to their base salary. The Compensation Committee has established stock ownership guidelines which apply to all executive officers and certain other employees. The amount required to be retained varies depending on the executive's position. These guidelines must generally be achieved within five years after the person becomes subject to the guidelines. The stock ownership guidelines that apply to each of the named executive officers as well as their achievement as of December 31, 2008 are shown in the table below:

Name	Stock Ownership Guideline (number of shares)	Number of Years of Service	Stock Ownership as of 12/31/08
John K. Welch	300,000	3	463,157
John C. Barpoulis	65,000	3	110,940
Philip G. Sewell	65,000	7	102,648
Robert Van Namen	65,000	10	108,907
W. Lance Wright	65,000	5	100,812

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K (Section 229.402(b)) with management. Based on this review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

John R. Hall, Chairman
Joyce F. Brown
Joseph T. Doyle
H. William Habermeyer

Summary Compensation Table

The following table sets forth information regarding the compensation of the Chief Executive Officer, the Chief Financial Officer, and the three other most highly paid executive officers of the Company serving as executive officers at December 31, 2008 (collectively, the "named executive officers"), for the years ended December 31, 2006, 2007 and 2008.

Name and Principal Position	Fiscal Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
John K. Welch	2008	$900,000	$1,122,858	$518,712	$371,853	$1,298,226	$61,512	$4,273,161
President and CEO	2007	$828,462	$1,477,617	$330,055	$ 65,025	$ 925,499	$66,295	$3,692,953
	2006	$750,000	$ 931,392	$182,934	$ 0	$ 317,658	$49,650	$2,231,634
John C. Barpoulis	2008	$400,000	$ 165,623	$136,852	$239,182	$ 92,036	$ 9,200	$1,042,893
Senior Vice President and	2007	$349,808	$ 281,543	$ 63,375	$168,232	$ 29,725	$ 9,000	$ 901,683
Chief Financial Officer	2006	$317,538	$ 255,836	$ 21,991	$190,326	$ 20,856	$ 8,800	$ 815,347
Philip G. Sewell	2008	$473,269	$ 169,575	$334,358	$282,677	$ 396,197	$ 0	$1,656,076
Senior Vice President,	2007	$424,615	$ 328,585	$188,928	$544,926	$ 749,935	$ 0	$2,236,989
American Centrifuge and Russian HEU	2006	$401,423	$ 338,343	$ 91,437	$352,592	$ 695,653	$ 0	$1,879,448
Robert Van Namen	2008	$410,000	$ 13,461	$151,958	$240,696	$ 214,180	$30,038	$1,060,333
Senior Vice President,	2007	$370,404	$ 215,500	$ 78,386	$473,866	$ 129,257	$26,466	$1,293,879
Uranium Enrichment	2006	$340,000	$ 361,559	$ 57,122	$296,003	$ 222,162	$20,437	$1,297,283
W. Lance Wright	2008	$370,000	$ 128,911	$114,040	$215,181	$ 288,878	$20,827	$1,137,837
Senior Vice President,	2007	$319,615	$ 269,211	$ 66,935	$211,389	$ 213,867	$19,890	$1,100,907
Human Resources and Administration	2006	$300,000	$ 333,389	$ 28,075	$166,700	$ 67,611	$17,744	$ 913,519

(1) The amounts shown in the Stock Awards column represents the compensation cost recognized by us in the applicable fiscal year related to stock awards to the named executive officers, computed in accordance with SFAS No. 123(R) and do not reflect whether the named executive officer has actually realized a financial benefit from the award. Amounts for a fiscal year include amounts taken into account in that fiscal year for awards granted in and prior to that fiscal year and do not include amounts for restricted stock awards made for performance during that fiscal year under the Company's Annual Incentive Program, which are made in the following fiscal year. In April 2008, Mr. Sewell became eligible for retirement under the Company's retirement plans, and accordingly any unrecognized compensation cost for outstanding equity awards was fully recognized at such time. In addition, the compensation cost of any future equity award to Mr. Sewell is recognized by us in full on the date of grant. For a discussion of valuation assumptions, see Note 11 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008, Note 15 to our consolidated financial statements included in our annual report on Form 10-K/A for the year ended December 31, 2007 and Note 13 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006. In accordance with SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) The amounts shown in the Option Awards column represent the compensation cost recognized by us in the applicable fiscal year related to option awards to the named executive officers, computed in accordance with SFAS No. 123(R). See footnote 1 above regarding equity awards to Mr. Sewell. For a discussion of valuation assumptions, see Note 11 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008, Note 15 to our consolidated financial statements included in our annual report on Form 10-K/A for the year ended December 31, 2007 and Note 13 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2006.

(3) The amounts shown in the Non-Equity Incentive Plan Compensation column constitute the cash portion of the annual incentive awards made to each of the named executive officers based on the Compensation Committee's evaluation of each officer's performance during the year. The amounts shown for a fiscal year

include cash amounts earned under the Company's Annual Incentive Program for that year and paid in March of the following year.

For 2008, all of the named executive officers had met their stock ownership guidelines and were eligible to receive their entire 2008 annual incentive award in cash. Named executive officers are eligible to receive 20% incentive payments of restricted stock for taking amounts they are entitled to receive in cash in restricted stock in lieu of cash. Amounts shown represent only the portion of the annual incentive awards that was paid in cash as follows: Welch 0%, Barpoulis 50%, Sewell 50%, Van Namen 50%, Wright 50%. Mr. Welch took his entire annual incentive award of $871,190 in restricted stock and therefore received an incentive payment of $174,238 in restricted stock. Messrs. Barpoulis, Sewell, Van Namen and Wright took 50% of their annual incentive awards of $276,077, $324,394, $279,104 and $251,875, respectively, in restricted stock and therefore received incentive payments of $27,608, $32,439, $27,910 and $25,187, respectively, in restricted stock. Restricted stock granted to Messrs. Welch, Barpoulis, Sewell, Van Namen and Wright for 2008 annual incentive awards was granted in March 2009 and is not shown in the Summary Compensation Table for 2008. Amounts for 2008 also include cash payouts made in March 2009 under the 2006 – 2008 Executive Incentive Plan for the performance period March 1, 2006 through December 31, 2008 as follows: Mr. Welch, $371,853; Mr. Barpoulis, $101,144; Mr. Sewell, $120,480; Mr. Van Namen, $101,144; and Mr. Wright, $89,244.

For 2007, Mr. Sewell and Mr. Van Namen had met their stock ownership guidelines and were eligible to receive their entire 2007 annual incentive awards of $384,147 and $340,947, respectively, in cash. All other named executive officers were eligible to receive 65% of their annual incentive awards in cash. Amounts shown represent only the portion of the annual incentive awards that was paid in cash as follows: Welch 0%, Barpoulis 52%, Sewell 100%, Van Namen 100%, Wright 52%. Mr. Welch took his entire annual incentive award of $1,086,678 in restricted stock and therefore received an incentive payment of $141,268 in restricted stock. Messrs. Barpoulis and Wright took 48% of their annual incentive awards of $323,523 and $289,744, respectively, in restricted stock and therefore received incentive payments of $8,409 and $7,524, respectively, in restricted stock. Amounts for 2007 also include cash payouts made in 2007 to the named executive officers for a terminated performance program as follows: Mr. Welch, $65,025, Mr. Sewell, $160,779, Mr. Van Namen, $132,919 and Mr. Wright, $60,722.

For 2006, Mr. Sewell and Mr. Van Namen had met their stock ownership guidelines and were eligible to receive their entire 2006 annual incentive awards of $352,592 and $296,003, respectively, in cash. All other named executive officers were eligible to receive 65% of their annual incentive awards in cash. Amounts shown represent only the portion of the annual incentive awards that was paid in cash as follows: Welch 0%, Barpoulis 65%, Sewell 100%, Van Namen 100%, Wright 65%. For 2006, Mr. Welch took his entire annual incentive award of $912,533 in restricted stock and therefore received an incentive payment of $118,629 in restricted stock.

(4) The amounts shown in the Change in Pension Value and Non-Qualified Deferred Compensation earnings column represent the change in the actuarial present value of the named executive officer's accumulated benefits under the Employees' Retirement Plan of USEC Inc., the USEC Inc. Pension Restoration Plan and the USEC Inc. 2006 Supplemental Executive Retirement Plan (or, in the case of Mr. Sewell, the 1999 Supplemental Executive Retirement Plan) at December 31, 2008, as compared to December 31, 2007; at December 31, 2007, as compared to December 31, 2006; and at December 31, 2006, as compared to December 31, 2005. None of our plans provide for above-market earnings on deferred compensation amounts, and as a result, the amounts reported here do not reflect any such earnings.

(5) The amounts shown in the All Other Compensation column for 2008 for Mr. Welch, Mr. Barpoulis, Mr. Van Namen and Mr. Wright include Company matching contributions of $9,200 made under the USEC Savings Program. The amounts for Mr. Welch, Mr. Van Namen and Mr. Wright for 2008 also include Company matching contributions of $26,800, $20,838, and $11,627, respectively, made under the USEC Inc. Executive Deferred Compensation Plan (formerly the 401(k) Restoration Plan), as included in the Nonqualified Deferred Compensation in Fiscal Year 2008 table. For Mr. Welch, the amount shown for 2008 also includes $25,512 for perquisites and other personal benefits received by him in 2008. These perquisites and other personal benefits (none of which exceeded the greater of $25,000 or 10% of the total

amount of these benefits for Mr. Welch) include: (a) financial counseling; (b) golf club membership dues; (c) an annual physical; and (d) spouse travel and related expenses.

Grants of Plan-Based Awards in Fiscal Year 2008

The following table sets forth information concerning each grant of an award to a named executive officer in the year ended December 31, 2008 under any plan.

Name	Grant Date	Date of Compensation Committee Action (if different)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)
			Threshold	Target	Maximum				
John K. Welch	2/06/08		$0	$ 0	$ 0				
	3/03/08	2/06/08(3)				209,546(4)			$1,227,940
	3/03/08	2/06/08(3)				115,188(5)			$ 675,000
	3/03/08	2/06/08(3)					302,691(6)	$5.86	$ 675,000
John C. Barpoulis . . .	2/06/08		$0	$140,000	$210,000				
	3/03/08	2/06/08(3)				27,935(4)			$ 163,700
	3/03/08	2/06/08(3)				40,956(5)			$ 240,000
	3/03/08	2/06/08(3)					107,623(6)	$5.86	$ 240,000
Philip G. Sewell	2/06/08		$0	$164,500	$246,750				
	3/03/08	2/06/08(3)				48,123(5)			$ 282,000
	3/03/08	2/06/08(3)					126,457(6)	$5.86	$ 282,000
Robert Van Namen . .	2/06/08		$0	$143,500	$215,250				
	3/03/08	2/06/08(3)				41,980(5)			$ 246,000
	3/03/08	2/06/08(3)					110,314(6)	$5.86	$ 246,000
W. Lance Wright. . . .	2/06/08		$0	$129,500	$194,250				
	3/03/08	2/06/08(3)				25,017(4)			$ 146,600
	3/03/08	2/06/08(3)				25,256(5)			$ 148,000
	3/03/08	2/06/08(3)					66,368(6)	$5.86	$ 148,000

(1) Amounts shown are estimated possible cash payouts under the Company's 2008 Annual Incentive Program based on performance against 2008 corporate and individual performance goals at the threshold (0%), target (100%) and maximum (150%) levels. Actual payouts under the 2008 Annual Incentive Program were approved by the Compensation Committee in February 2009 and were 97% to 99% of target for each of the named executive officers. The cash portion of these payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The amounts shown in the table above represent only the cash portion of the 2008 annual incentive awards. Under the Annual Incentive Program annual incentives are paid in a combination of cash and restricted stock. As described in the Compensation Discussion and Analysis, for 2008 awards were required to be paid at least 50% in restricted stock unless an executive elected to take a greater portion of their annual incentive in restricted stock. For 2008, Messrs. Barpoulis, Sewell, Van Namen and Wright took 50% of their annual incentive awards in cash, with the remainder in restricted stock, and Mr. Welch took his entire annual incentive award in restricted stock. The stock portion of these awards was awarded in March 2009 and will be reflected in the Grants of Plan Based Awards table for 2009.

(2) The value of the stock awards is based on the fair value of such award on the grant date, computed in accordance with SFAS No. 123(R).

(3) These annual incentive awards were made by the Compensation Committee, effective as of a later date following the release of the Company's audited financial results.

(4) Includes shares of restricted stock granted to the named executive officers in 2008 under the Company's Annual Incentive Program based on performance against corporate and individual performance goals in 2007. These shares vested on March 3, 2009.

(5) Includes shares of restricted stock granted to the named executive officers in 2008 under the Company's Long-Term Incentive Program. These shares will vest ratably over three years from the date of grant.

(6) Includes non-qualified stock options granted to the named executive officers in 2008 under the Company's Long-Term Incentive Program. These options will vest ratably over three years from the date of grant.

Outstanding Equity Awards at Fiscal Year-End December 31, 2008

The following table sets forth information regarding unexercised options, stock that has not vested, and outstanding equity incentive plan awards as of the year ended December 31, 2008 for each of the named executive officers. If an executive's employment is terminated by the Company without cause or is terminated by reason of the executive's death, disability or retirement, or upon a change in control, all of the executive's shares of restricted stock and unvested stock options granted under the USEC Inc. 1999 Equity Incentive Plan will become vested.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
John K. Welch	100,000		$11.00	10/03/10	355,969(1)	$1,598,301
	59,081	29,540(2)	$12.09	3/28/11		
	29,023	58,045(3)	$13.24	3/05/12		
		302,691(4)	$ 5.86	3/03/13		
John C. Barpoulis	8,655		$13.98	5/04/10	78,341(5)	$ 351,751
	18,748	9,374(2)	$12.09	3/28/11		
	8,567	17,134(3)	$13.24	3/05/12		
		107,623(4)	$ 5.86	3/03/13		
Philip G. Sewell	59,300		$ 8.50	7/31/11	38,718(6)	$ 202,882
	48,142		$ 7.02	8/07/12		
	50,000		$ 7.00	8/06/13		
	53,913		$ 8.05	2/10/09		
	26,708		$16.90	3/23/10		
	22,333	11,166(2)	$12.09	3/28/11		
	10,403	20,805(3)	$13.24	3/05/12		
		126,457(4)	$ 5.86	3/03/13		
Robert Van Namen	36,000		$ 8.50	7/31/11	51,799(7)	$ 232,578
	18,000		$ 7.00	8/06/13		
	44,571		$ 8.05	2/10/09		
	23,775		$16.90	3/23/10		
	18,748	9,374(2)	$12.09	3/28/11		
	9,081	18,162(3)	$13.24	3/05/12		
		110,314(4)	$ 5.86	3/03/13		
W. Lance Wright	5,250		$ 8.05	2/10/09	58,808(8)	$ 264,048
	20,710		$16.90	3/23/10		
	16,543	8,271(2)	$12.09	3/28/11		
	7,833	15,655(3)	$13.24	3/05/12		
		66,368(4)	$ 5.86	3/03/13		

(1) Shares of restricted stock vest as follows: 247,942 shares with a vesting date of March 3, 2009; 10,448 shares with a vesting date of March 5, 2009; 10,339 shares with a vesting date of March 28, 2009;

38,396 shares with a vesting date of March 3, 2010; 10,448 shares with a vesting date of March 5, 2010; and 38,396 shares with a vesting date of March 3, 2011.

(2) Stock options vest at the rate of 33⅓% per year, with vesting dates of March 28, 2007, March 28, 2008 and March 28, 2009.

(3) Stock options vest at the rate of 33⅓% per year, with vesting dates of March 5, 2008, March 5, 2009, and March 5, 2010.

(4) Stock options vest at the rate of 33⅓% per year, with vesting dates of March 3, 2009, March 3, 2010, and March 3, 2011.

(5) Shares of restricted stock vest as follows: 41,587 shares with a vesting date of March 3, 2009; 3,084 shares with a vesting date of March 5, 2009; 3,282 shares with a vesting date of March 28, 2009; 13,652 shares with a vesting date of March 3, 2010; 3,084 shares with a vesting date of March 5, 2010; and 13,652 shares with a vesting date of March 3, 2011.

(6) Shares of restricted stock vest as follows: 10,434 shares with a vesting date of March 3, 2009; 2,436 shares with a vesting date of March 5, 2009; 2,542 shares with a vesting date of March 28, 2009; 10,435 shares with a vesting date of March 3, 2010; 2,436 shares with a vesting date of March 5, 2010; and 10,435 shares with a vesting date of March 3, 2011.

(7) Shares of restricted stock vest as follows: 13,993 shares with a vesting date of March 3, 2009; 3,269 shares with a vesting date of March 5, 2009; 3,281 shares with a vesting date of March 28, 2009; 13,993 shares with a vesting date of March 3, 2010; 3,269 shares with a vesting date of March 5, 2010; and 13,994 shares with a vesting date of March 3, 2011.

(8) Shares of restricted stock vest as follows: 33,436 shares with a vesting date of March 3, 2009; 2,820 shares with a vesting date of March 5, 2009; 2,895 shares with a vesting date of March 28, 2009; 8,419 shares with a vesting date of March 3, 2010; 2,820 shares with a vesting date of March 5, 2010; and 8,418 shares with a vesting date of March 3, 2011.

Option Exercises and Stock Vested in Fiscal Year 2008

The following table sets forth information regarding each exercise of stock options and each vesting of restricted stock during the year ended December 31, 2008 for each of the named executive officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(1)**
John K. Welch	—	—	98,669	$530,356
John C. Barpoulis	—	—	15,834	$ 80,641
Philip G. Sewell	—	—	30,238	$150,427
Robert Van Namen	—	—	8,135	$ 35,770
W. Lance Wright	—	—	13,874	$ 68,897

(1) Amounts reflect the market value of the stock on the day the stock vested.

Pension Benefits in Fiscal Year 2008

We maintain the Employees' Retirement Plan of USEC Inc., a tax-qualified defined benefit plan that provides retirement benefits to eligible employees. Section 415 and Section 401(a)(17) of the Internal Revenue Code generally place a limit on the amount of annual pension that can be paid from a tax-qualified plan as well as on the amount of annual earnings that can be used to calculate a pension benefit. However, we maintain the USEC Inc. Pension Restoration Plan that pays eligible employees the difference between the amount payable under the tax-qualified plan and the amount they would have received without the qualified plan's limits. We also maintain two supplemental executive retirement plans (each, a "SERP") in order to provide additional retirement benefits to executives to be competitive with the market. Mr. Welch, Mr. Barpoulis, Mr. Van Namen, and Mr. Wright participate in the USEC Inc. 2006 Supplemental Executive Retirement Plan (the "2006 SERP") and Mr. Sewell is the sole active participant in the USEC Inc. 1999 Supplemental Executive Retirement Plan (the "1999 SERP"). The USEC Inc. Pension Restoration Plan and the SERPs are unfunded and are subject to forfeiture in the event of insolvency.

The following table shows the present value of benefits that the named executive officers are entitled to under the Employees' Retirement Plan of USEC Inc. (the "Retirement Plan"), the USEC Inc. Pension Restoration Plan (the "Pension Restoration Plan"), and the applicable SERP. Mr. Welch and Mr. Barpoulis were not vested in the Retirement Plan, the Pension Restoration Plan, or the 2006 SERP as of December 31, 2008, however, they would be entitled to a minimum benefit under the 2006 SERP in the case of a change in control or death or disability as shown in the Potential Payments Upon Termination or Change in Control table.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year
John K. Welch	Retirement Plan	3 yr. 3 mos.	$ 98,440	$0
	Pension Restoration Plan	3 yr. 3 mos.	$ 497,355	$0
	2006 SERP	3 yr. 3 mos.	$2,059,012	$0
	Total		$2,654,807	$0
John C. Barpoulis	Retirement Plan	3 yr. 9 mos.	$ 54,386	$0
	Pension Restoration Plan	3 yr. 9 mos.	$ 77,010	$0
	2006 SERP	3 yr. 9 mos.	$ 34,520	$0
	Total		$ 165,916	$0
Philip G. Sewell	Retirement Plan	7 yrs. 7 mos.	$ 300,710	$0
	Pension Restoration Plan	7 yrs. 7 mos.	$ 740,708	$0
	1999 SERP	7 yrs. 7 mos.	$3,831,506	$0
	Total		$4,872,924	$0
Robert Van Namen	Retirement Plan	10 yrs.	$ 157,063	$0
	Pension Restoration Plan	10 yrs.	$ 347,370	$0
	2006 SERP	10 yrs.	$ 279,568	$0
	Total		$ 784,001	$0
W. Lance Wright	Retirement Plan	5 yrs. 4 mos.	$ 153,249	$0
	Pension Restoration Plan	5 yrs. 4 mos.	$ 236,443	$0
	2006 SERP	5 yrs. 4 mos.	$ 283,488	$0
	Total		$ 673,180	$0

(1) In determining the present value of each participant's pension benefit, a 6.09% discount rate is assumed. An assumed interest rate of 6.29% is used in converting Pension Restoration Plan, 2006 SERP and 1999 SERP annuities into lump sums. The lump sum interest rate is determined at the time of benefit commencement and reflects an average of the un-annualized Moody's Aa index bond yield plus 75 basis

points. For purposes of this table, the calculation assumes retirement at the earliest age at which unreduced benefits could be paid, including projected future service for eligibility purposes only.

The Retirement Plan and Pension Restoration Plan benefits shown in the table above are net present values. All named executive officers have elected a lump sum form of payment under the Pension Restoration Plan for benefits earned and vested after 2004. Pension Restoration Plan benefits earned prior to 2005 are payable as an annuity. As of December 31, 2008, benefits under the Retirement Plan are not payable as a lump sum (except that under the terms of the plan, Mr. Van Namen is eligible to receive a lump sum for any benefit accrued prior to 2001). The normal form of payment under the Retirement Plan is a single life annuity or a 50% joint and survivor annuity. Retirement benefits are calculated under the following three formulas, with the formula that gives the participant the largest benefit used for the final calculation:

- *Regular Formula:* The monthly benefit under the "Regular Formula" is calculated as 1.2% of final average monthly compensation (base salary plus annual bonus) times years and months of credited service plus $110. There are no offsets to this benefit.

- *Alternate Formula:* The monthly benefit under the "Alternate Formula" is calculated as 1.5% of final average monthly compensation (base salary plus annual bonus) times years and months of credited service minus 1.5% times actual or projected monthly primary Social Security benefit times years and months of credited service up to 33⅓ years (up to a maximum of 50% of the actual or projected monthly Social Security benefit).

- *Minimum Formula:* The monthly benefit under the "Minimum Formula" is calculated as $5 multiplied by the first ten years and months of credited service, plus $7 multiplied by the next ten years and months of credited service, plus $9 times the years and months of credited service in excess of 20 years, plus 10% (less 1% per year of credited service less than 8) of the final average monthly compensation as calculated under the Regular Formula plus $110. There are no offsets to this benefit.

An employee's final average monthly compensation includes base salary plus annual incentive compensation, including cash and restricted stock, and does not include the value of any award under the Company's Long-Term Incentive Program. Pension plan benefits are determined, in part, using the employee's actual age and credited service. The normal retirement age under the Retirement Plan and Pension Restoration Plan is 65. An employee is eligible for early retirement without any reduction in benefits (1) if the employee has completed at least 10 years of service and has attained the age of 62; or (2) if the sum of the employee's age and years of service equals 85 or greater. In addition, an employee is eligible for early retirement after completing 10 years of credited service and attaining the age of 50, with benefits reduced based on employee age and credited service, per the plan's reduction factor schedule. As of December 31, 2008, Mr. Sewell was eligible for early unreduced retirement. He was the only named executive officer eligible for normal or early retirement under the Retirement Plan and Pension Restoration Plan. As a practice, the Company generally does not provide additional years of age or service (except under the change in control agreements, which grant additional service) and no named executive officer has been credited with additional years of age or service for purposes of computing a retirement benefit, under the Retirement Plan or the Pension Restoration Plan.

The 1999 SERP provides Mr. Sewell with an annual benefit in the form of a monthly annuity equal to 55% of final average compensation, with offsets for (1) any benefits received under the Company's other retirement programs and any U.S. federal governmental retirement program to which the Company has contributed on the participant's behalf; and (2) Social Security benefits should the participant be eligible for such benefit. Mr. Sewell elected to receive a lump sum that is the actuarial equivalent of the above-described annuity for benefits earned and vested after 2004. Final average compensation for this purpose includes base salary and annual incentive compensation, including cash and restricted stock, earned for the three years preceding the participant's date of termination, divided by three. As of December 31, 2008, Mr. Sewell was eligible for normal retirement under the 1999 SERP.

Participants in the 2006 SERP will generally accrue a monthly supplemental retirement benefit equal to 2.5% of their final average compensation for each year of service, to a maximum benefit equal to 50% of the final average compensation after 20 years of service. For Mr. Welch, no supplemental retirement benefit is accrued until five years of service, at which point Mr. Welch's benefit is equal to 30% of final average compensation. With seven years of service, this benefit increases to 40% of final average compensation and with ten or more years of service increases to 50% of final average compensation. Final average compensation under the 2006 SERP includes salary and annual incentive compensation, including cash and restricted stock, paid (or vested, in the case of restricted stock) for the three years preceding the participant's date of termination. The normal retirement age under the 2006 SERP is 62. Benefits are reduced by 6% (3% for Mr. Welch) for each year the executive commences payment of benefits prior to age 62. Monthly benefits payable under the 2006 SERP to a participant are offset by the amount the participant is eligible to receive under the Company's other retirement plans and Social Security. Participants are generally vested in their benefits under the 2006 SERP after five years of service, although vesting will be accelerated in the event of the participant's death or termination of employment as a result of disability or in the event of a change in control of the Company. A minimum monthly supplemental retirement benefit equal to 10% (20% for Mr. Welch) of final average compensation applies where vesting is so accelerated.

Benefits under the 2006 SERP are generally payable to a participant in the form of a lump sum (or an annuity at the election of the participant within the first 30 days of participation) when the participant terminates, but no earlier than age 55 (age 60 for Mr. Welch), except in the case of disability or death. All named executive officers participating in the 2006 SERP have elected a lump sum. Where a participant is terminated for cause (as defined in the 2006 SERP) or where a participant violates certain restrictive covenants, the participant's benefits will be forfeited whether or not then vested and subject to repayment to the Company to the extent already paid to the participant.

Nonqualified Deferred Compensation in Fiscal Year 2008

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
John K. Welch	$90,000	$26,800	$(27,466)	—	$198,835
John C. Barpoulis	—	—	—	—	—
Philip G. Sewell	—	—	—	—	—
Robert Van Namen	$37,547	$20,838	$(79,228)	—	$124,032
W. Lance Wright	$52,067	$11,627	$(38,315)	—	$ 73,570

(1) Amount represents executive's contributions to the USEC Inc. Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). These amounts are also included in the Summary Compensation Table in the Salary column.

(2) Amount represents the Company's contributions to the Deferred Compensation Plan. These amounts are also included in the Summary Compensation Table in the All Other Compensation column.

(3) Amount represents earnings on the Deferred Compensation Plan during 2008.

(4) Amount represents the aggregate balance for the named executive officers as of December 31, 2008 under the Deferred Compensation Plan. Includes the executive's contributions to the Deferred Compensation Plan (formerly the USEC Inc. 401(k) Restoration Plan) previously reported as compensation to the named executive officers in the Summary Compensation Table in the Salary column in 2007 and 2006, as follows: Mr. Welch $34,081 in 2007, $22,500 in 2006; Mr. Van Namen $15,866 in 2007, $9,524 in 2006; and Mr. Wright $9,222 in 2007, $7,290 in 2006. Amount includes the Company's contributions to the Deferred Compensation Plan (formerly the USEC Inc. 401(k) Restoration Plan) previously reported as compensation in the Summary Compensation Table in the All Other Compensation column in 2007 and 2006 as follows: Mr. Welch $26,892 in 2007, $21,200 in 2006; Mr. Van Namen $17,466 in 2007, $11,637 in 2006; and Mr. Wright $10,890 in 2007, $8,944 in 2006.

Potential Payments Upon Termination or Change in Control

The table below shows potential payments to our named executive officers under existing agreements, plans or arrangements for various scenarios involving a termination of employment or a change in control of the Company. The table assumes a December 31, 2008 termination date and is based on the named executive officers' compensation and service levels as of that date. Where applicable, the table uses the closing price of our common stock of $4.49 as reported on the New York Stock Exchange as of December 31, 2008. The benefits in the table below are in addition to certain benefits available generally to salaried employees, such as accrued salary and vacation pay and distributions of plan balances under the USEC Savings Program.

Due to the number of factors that affect the nature and amounts of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Payments Made Upon Termination

Under the USEC Inc. Executive Severance Plan, if an executive officer is terminated by the Company without cause, he is eligible to receive the following:

- his current base salary and a prorated share of his current annual incentive (payable at the end of the performance period based on actual performance) up to the date of termination;
- a cash severance payment equal to one year's base salary at his current rate and an amount equal to his final average bonus (generally the average of his last three year's annual incentive awards, both cash and restricted stock); and
- continuation of medical and dental coverage as well as life insurance paid for by the Company for one year after termination (or until he receives similar coverage from a subsequent employer, whichever occurs first) and outplacement assistance services.

Severance benefits are contingent upon the executive executing a release and agreeing to comply with certain restrictive covenants relating to non-competition and non-solicitation of Company employees for a period of one year following his termination of employment. No severance is paid to an employee who is terminated for cause or who resigns voluntarily.

Payments Made Upon a Change in Control

The Company has entered into change in control agreements with each of the named executive officers. The change in control agreements provide each named executive officer with the following benefits (in lieu of any severance benefits under the Executive Severance Plan described above) if there is a change in control of the Company and within a protected period beginning three months before and ending three years after that change in control (the "protected period"), the Company terminates the executive's employment without cause or the executive terminates his employment for "good reason" (as defined in the agreement):

- a cash lump sum payment of his unpaid base salary through the date of termination, plus all other amounts to which he was entitled under any of the Company's compensation or benefit plans under the terms of such plans.
- a cash lump sum payment equal to 2.5 times the sum of the executive's final annual base salary and his final average bonus. The executive's final average bonus is the average of the three most recent annual incentive bonuses paid to the executive prior to the date of termination (whether paid in the form of cash or in grants of restricted stock). Any annual incentive bonus paid to an executive during the prior three years that was pro-rated or otherwise adjusted because the executive was not employed by the Company during the entire period to which the bonus related is annualized for purposes of the calculation of the executive's final average bonus. If the executive has experienced a change in position that has increased the executive's annual bonus opportunity, any annual bonus paid to the executive with respect to a period prior to the change in position is not included in the calculation of the

executive's final average bonus. If the executive has not been paid at least three annual bonuses prior to the date of termination that are includable in the calculation of the executive's final average bonus, the executive's final average bonus is an amount equal to the average of such lesser number of annual bonuses. If the executive has not been paid at least one annual bonus prior to the date of termination that is includable in the calculation of the executive's final average bonus, the executive's final average bonus is an amount equal to the executive's annual target bonus as in effect on the date of termination.

- continuation of life, accident and health insurance benefits for 2.5 years following the change in control, or, if sooner, until he is covered by comparable programs of a subsequent employer.
- two and one-half additional years of service for purposes of vesting, eligibility and benefit accrual under the Company's SERPs.
- if the executive receives payments that would subject him to any federal excise tax due under section 4999 of the Internal Revenue Code, he would also receive a cash payment equal to the amount of such excise tax. The calculation of the 280G gross-up amount in the tables below is based upon a 280G excise tax rate of 20% and a 35% income tax rate.

In order to receive these benefits, the executive must comply with the non-competition, non-solicitation and confidentiality provisions of the change in control agreement during the term of the agreement and for 2.5 years thereafter (five years in the case of the confidentiality provision). For purposes of the 280G calculation we have not assumed that any amounts will be discounted as attributable to reasonable compensation or that any value will be attributed to executive's being bound by the agreements regarding non-competition, non-solicitation and confidentiality contained in their change in control agreements, because these amounts are too subject to the facts and circumstances in place at the time of payment to be capable of valuation.

Equity Awards

If the executive's employment is terminated by the Company without cause or is terminated by reason of the executive's death, disability, or retirement (normal retirement or unreduced early retirement), all of the executive's shares of restricted stock and unvested stock options granted under the USEC Inc. 1999 Equity Incentive Plan will become vested.

In addition, under the 2006 – 2008 Executive Incentive Plan, an executive whose employment was terminated by the Company as of December 31, 2008 without cause or was terminated by reason of the executive's death, disability, or retirement (normal retirement or unreduced early retirement) would have received an award valued and paid at the end of the performance period ended December 31, 2008. This performance period has now been completed and actual payouts were made in March 2009, as described in the Compensation Discussion and Analysis.

If the executive's employment is terminated for cause or if the executive voluntarily terminates employment (other than retirement), all of the executive's restricted stock and unvested stock options will be cancelled and forfeited. As of December 31, 2008, the executive also would have forfeited any award opportunities under the 2006 – 2008 Executive Incentive Plan because awards had not yet been made.

Upon a change in control, all of the executive's shares of restricted stock and unvested stock options will become vested. In addition, as of December 31, 2008, the executive would have received an award under the 2006 – 2008 Executive Incentive Plan for the performance period ended December 31, 2008. The awards would have been calculated assuming achievement of all applicable performance goals at target level.

The table below includes the intrinsic value (that is, the value based on the closing price of the Company's stock of $4.49 as reported on the New York Stock Exchange as of December 31, 2008 and, in the case of options, less the exercise price) of stock options and restricted stock that would become exercisable or vested if the named executive officer terminated employment as of December 31, 2008. As of December 31, 2008, all unvested stock options held by the named executive officers had exercise prices that were greater than the closing price of our common stock of $4.49 as reported on the New York Stock Exchange as of December 31, 2008.

Retirement Benefits

The Pension Benefits in Fiscal Year 2008 table describes the general terms of each retirement plan in which the named executive officers participate, the years of credited service and the present value of each named executive officer's accumulated pension benefit. The table below includes the present value of benefits under the Employees Retirement Plan of USEC Inc. (the "Retirement Plan"), the USEC Inc. Pension Restoration Plan (the "Pension Restoration Plan"), the USEC Inc. 1999 Supplemental Executive Retirement Plan (the "1999 SERP"), and the USEC Inc. 2006 Supplemental Executive Retirement Plan (the "2006 SERP") that would have become payable if the named executive officer had terminated employment as of December 31, 2008.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement (1)	Involuntary Not for Cause Termination	Involuntary For Cause Termination	Involuntary or Good Reason Termination (Change in Control)	Death or Disability
John K. Welch						
Severance Payments(2)	$ 0	N/A	$1,866,404	$ 0	$ 4,728,509	$ 0
Stock Options	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	N/A	$1,598,301	$ 0	$ 1,598,301	$1,598,301
Executive Incentive Plan(3)	$ 0	N/A	$ 448,823	$ 0	$ 448,823	$ 448,823
Retirement Plan(4)	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Pension Restoration Plan(4)	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
2006 SERP(5)	$ 0	N/A	$ 0	$ 0	$ 4,997,988	$3,646,414
280G Tax Gross-up	$ 0	N/A	$ 0	$ 0	$ 2,337,091	$ 0
Continuing Benefits(6)	$ 0	N/A	$ 12,956	$ 0	$ 32,390	$ 0
Total	$ 0		$3,926,484	$ 0	$14,143,102	$5,693,538
John C. Barpoulis						
Severance Payments(2)	$ 0	N/A	$ 698,771	$ 0	$ 1,770,391	$ 0
Stock Options	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	N/A	$ 351,751	$ 0	$ 351,751	$ 351,751
Executive Incentive Plan(3)	$ 0	N/A	$ 122,079	$ 0	$ 122,079	$ 122,079
Retirement Plan(4)	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Pension Restoration Plan(4)	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
2006 SERP(5)	$ 0	N/A	$ 0	$ 0	$ 346,288(9)	$ 332,921
280G Tax Gross-up	$ 0	N/A	$ 0	$ 0	$ 456,045	$ 0
Continuing Benefits(6)	$ 0	N/A	$ 15,832	$ 0	$ 39,580	$ 0
Total	$ 0		$1,188,433	$ 0	$ 3,086,134	$ 806,751
Philip G. Sewell						
Severance Payments(2)	$ 0	$ 0	$ 825,246	$ 0	$ 2,074,418	$ 0
Stock Options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	$ 202,882	$ 202,882	$ 0	$ 202,882	$ 202,882
Executive Incentive Plan(3)	$ 0	$ 145,418	$ 145,418	$ 0	$ 145,418	$ 145,418
Retirement Plan(4)	$ 300,710	$ 300,710	$ 300,710	$ 300,710	$ 300,710	$ 156,046(8)
Pension Restoration Plan(4)	$ 740,708	$ 740,708	$ 740,708	$ 740,708	$ 740,708	$ 649,541(8)
1999 SERP(7)	$3,831,506	$3,831,506	$3,831,506	$ 0	$ 3,831,506(9)	$2,502,553
280G Tax Gross-up	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Continuing Benefits(6)	$ 0	$ 0	$ 1,648	$ 0	$ 4,120	$ 0
Total	$4,872,924	$5,221,224	$6,048,118	$1,041,418	$ 7,299,762	$3,656,440

Executive Benefits and Payments Upon Termination	Voluntary Termination	Retirement (1)	Involuntary Not for Cause Termination	Involuntary For Cause Termination	Involuntary or Good Reason Termination (Change in Control)	Death or Disability
Robert Van Namen						
Severance Payments(2)	$ 0	N/A	$ 717,983	$ 0	$ 1,818,583	$ 0
Stock Options	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	N/A	$ 232,578	$ 0	$ 232,578	$ 232,578
Executive Incentive Plan(3)	$ 0	N/A	$ 122,079	$ 0	$ 122,079	$ 122,079
Retirement Plan(4)	$ 91,600	N/A	$ 91,600	$ 91,600	$ 91,600	$ 111,964(8)
Pension Restoration Plan(4)	$ 233,484	N/A	$ 233,484	$ 233,484	$ 233,484	$ 247,609(8)
2006 SERP(5)	$ 400,540	N/A	$ 400,540	$ 0	$ 610,559(9)	$ 389,234
280G Tax Gross-up	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Continuing Benefits(6)	$ 0	N/A	$ 15,874	$ 0	$ 39,685	$ 0
Total	$ 725,624		$1,814,138	$ 325,084	$ 3,148,568	$1,103,464
W. Lance Wright						
Severance Payments(2)	$ 0	N/A	$ 638,399	$ 0	$ 1,610,290	$ 0
Stock Options	$ 0	N/A	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	N/A	$ 264,048	$ 0	$ 264,048	$ 264,048
Executive Incentive Plan(3)	$ 0	N/A	$ 107,717	$ 0	$ 107,717	$ 107,717
Retirement Plan(4)	$ 144,419	N/A	$ 144,419	$ 144,419	$ 144,419	$ 69,146(8)
Pension Restoration Plan(4)	$ 248,149	N/A	$ 248,149	$ 248,149	$ 248,149	$ 245,201(8)
2006 SERP(5)	$ 301,167	N/A	$ 301,167	$ 0	$ 715,677(9)	$ 301,167
280G Tax Gross-up	$ 0	N/A	$ 0	$ 0	$ 436,372	$ 0
Continuing Benefits(6)	$ 0	N/A	$ 2,252	$ 0	$ 5,630	$ 0
Total	$ 693,735		$1,706,151	$ 392,568	$ 3,532,302	$ 987,279

(1) As of December 31, 2008, Mr. Sewell is eligible for normal retirement in the 1999 SERP and early retirement in the Retirement Plan and the Pension Restoration Plan. Because of his years of services, Mr. Sewell would have been eligible to commence an immediate unreduced retirement benefit if he had retired as of December 31, 2008. No other named executive officer is eligible for an early or normal retirement under any of the Company's retirement programs as of December 31, 2008.

(2) In calculating the Severance Payment payable upon involuntary not for cause termination under the USEC Inc. Executive Severance Plan, the calculation of the final average bonuses for the named executive officers included each executive's 2008 target annual incentive bonus because annual incentive bonuses for 2008 had not been determined as of December 31, 2008.

In calculating the Severance Payment under the executives' change in control agreements, the final average bonuses for the named executive officers were calculated using the average of any bonuses paid in 2007, 2006 and 2005, except that Mr. Welch's pro-rated 2005 bonus was annualized for purposes of this calculation and Mr. Barpoulis' 2005 bonus was excluded because in 2006 he experienced a change in position that increased his bonus opportunity.

(3) Amounts reflect the value of a target award as of December 31, 2008 notwithstanding the actual performance during the period ended December 31, 2008 of 56% of target, which was determined by the Compensation Committee in February 2009.

(4) Only Mr. Sewell, Mr. Van Namen and Mr. Wright are vested under the Retirement Plan and the Pension Restoration Plan as of December 31, 2008. Mr. Sewell (age 62 as of December 31, 2008) is eligible for early retirement and would commence an immediate unreduced benefit upon termination. Mr. Van Namen (age 47 as of December 31, 2008) is not yet eligible for retirement but is eligible for immediate commencement of benefits accrued prior to 2001, payable as a lump sum. Mr. Van Namen will be eligible to commence a reduced pension for benefits accrued after 2000 at age 50. Mr. Wright (age 61 as of December 31, 2008) is not yet eligible for retirement but is eligible to commence an immediate, reduced benefit. Pension Restoration Plan benefits earned and vested after December 31, 2004 will be paid as a

lump sum. Amounts shown are the actuarial present value of annuity payments and lump sums, as applicable. The present value of accumulated benefits is calculated using the assumptions under SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as shown in Note 10 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. In the case of disability, each of the executives would continue to accrue service during periods of disability rather than commence a retirement benefit.

(5) Mr. Van Namen and Mr. Wright are the only named executive officers vested under the 2006 SERP. Mr. Welch and Mr. Barpoulis are only vested under the 2006 SERP in the case of a change in control or death or disability. Accrued SERP benefits are forfeited upon a termination for cause. Mr. Barpoulis (in the case of a change in control) and Mr. Van Namen are ineligible to commence payment so their amounts represent the present value of an age 55 lump sum payment. Mr. Welch (in the case of a change in control) and Mr. Wright are eligible for immediate lump sum benefits. Lump sum death benefits are payable immediately. The 2006 SERP provides for a minimum benefit objective of 10% of final average pay (20% in the case of Mr. Welch) in the case of a change in control or death or disability. Amounts for all executives represent the present value of accrued benefits payable in lump sum form. The present value of accumulated benefits is calculated using the assumptions under SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as shown in Note 10 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008.

(6) Includes (a) the cost of continuation of medical, dental and life insurance benefits for a period of one year following termination of employment in the case of an involuntary not for cause termination; and (b) the continuation of medical, dental, life insurance and disability benefits for a period of 2.5 years following termination of employment in the case of a change in control. Amounts vary by executive based on their specific benefit elections.

(7) Mr. Sewell is the only named executive officer with benefits under the 1999 SERP. Mr. Sewell is eligible to commence an immediate, unreduced benefit upon termination. Benefits accrued prior to 2005 are payable in the form of an annuity and post-2004 benefits are payable as the lump sum equivalent of such annuity. Accrued 1999 SERP benefits are forfeited upon a termination for cause. The amount shown is the actuarial present value of life annuity and lump sum payments. Death benefits are 50% of Mr. Sewell's pre-2005 accrued benefit and 100% of his post-2004 accrued benefit, with survivor benefits payable as an annuity. The present value of accumulated benefits is calculated using the assumptions under SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as shown in Note 10 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008.

(8) In the case of death, Mr. Sewell's, Mr. Van Namen's and Mr. Wright's beneficiaries would be entitled to survivor annuity benefits under the Retirement Plan and the Pension Restoration Plan and would be eligible to commence survivor benefits immediately. Mr. Sewell's survivor benefit is 50% of the amount Mr. Sewell would receive in the form of a single life annuity. Mr. Van Namen's survivor's benefit is 50% of the amount Mr. Van Namen would receive in the form of a single life annuity and is reduced for early commencement, subject to a minimum survivor benefit of 25%. Mr. Wright's survivor's benefit is the 50% survivor portion of a joint and survivor annuity and is reduced for early commencement. Benefits accrued and vested after December 31, 2004 in the Pension Restoration Plan are payable as a lump sum. In the case of disability, each of the executives would continue to accrue service during periods of disability rather than commence a retirement benefit.

(9) Change in control agreements provide for an additional 2.5 years of service for vesting, eligibility and benefit accrual for the executive's retirement benefits. This is done through the executive's SERP benefit and accordingly, amount reflects gross benefit with 2.5 year service enhancement, less vested accrued benefits under the Retirement Plan and the Pension Restoration Plan.

Equity Compensation Plan Information

The following table gives information about the Company's common stock that may be issued under the USEC Inc. 1999 Equity Incentive Plan and the USEC Inc. 1999 Employee Stock Purchase Plan as of December 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,120,000	$8.52	5,404,000(1)
Equity compensation plans not approved by security holders	—	—	—
Total	2,120,000		5,404,000

(1) Includes 5,193,000 shares available for issuance under the USEC Inc. 1999 Equity Incentive Plan (net of awards which terminate or are cancelled without being exercised or that are settled for cash) and 211,000 shares (rounded) available for issuance under the USEC Inc. 1999 Employee Stock Purchase Plan.

ITEM 2. APPROVAL OF THE PROPOSED USEC INC. 2009 EQUITY INCENTIVE PLAN

In 1999, the Company's shareholders approved the 1999 Equity Incentive Plan (the "1999 Plan") under which 9,000,000 shares of its common stock were available for awards to be granted under the 1999 Plan. In 2004, the Company's shareholders approved the First Amendment to the 1999 Plan which among other things increased the number of shares of its common stock available for awards to be granted under the 1999 Plan to 14,100,000.

On February 25, 2009, the Board approved the USEC Inc. 2009 Equity Incentive Plan (the "2009 Plan"), subject to shareholder approval at the 2009 Annual Meeting. If approved, the 2009 Plan would replace the 1999 Plan and no further awards would be granted under the 1999 Plan. The 2009 Plan is needed to enable us to continue to provide equity-based incentives as a key element of our compensation program and remain competitive with our peers.

The purpose of the 2009 Plan is to advance the long-term interests of the Company and its shareholders by providing incentives to attract, retain and reward individuals and by promoting the growth and profitability of the Company and its affiliates. As with the 1999 Plan, the 2009 Plan also includes the ability to grant awards to our non-employee directors.

As discussed in the Compensation Discussion and Analysis section of this proxy statement, equity awards make up a significant portion of total compensation for executives and certain other key employees and are critical for attracting, motivating and retaining these employees and aligning their interests with those of the shareholders. USEC is in a critical transition period as we move from the older gaseous diffusion enrichment technology to the advanced technology of the American Centrifuge Plant and during this period, our ability to attract, motivate and retain employees and executives with the requisite skills and experiences to meet these challenges is essential to our success and the creation of long-term value for our shareholders. As discussed in the Compensation Discussion and Analysis section, we have been taking steps to conserve cash until we gain greater clarity on potential funding for our American Centrifuge Plant. One way to conserve cash is to divert potential cash compensation into equity compensation as was done with respect to a portion of the 2008 annual incentive awards. It is critical that we maintain the ability to provide the necessary equity incentive awards.

As of March 6, 2009, approximately 2,978 employees and nine non-employee directors are eligible to participate in the 2009 Plan. If approved, it is expected that initially approximately 46 employees and nine non-employee directors would participate in the 2009 Plan. Future grants under the 2009 Plan will be made at the sole discretion of the Committee.

Summary Description of the USEC Inc. 2009 Equity Incentive Plan

General

The 2009 Plan is summarized below. This summary does not purport to be a complete description of all the provisions of the 2009 Plan and is qualified in its entirety by reference to the complete text of the 2009 Plan. A copy of the 2009 Plan is attached as Appendix A to this proxy statement and is incorporated by reference into this summary.

Key Features of the 2009 Plan

- An independent committee of the Board administers the 2009 Plan;
- Awards may not be granted later than 10 years from the effective date of the 2009 Plan;
- Awards may be stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and cash-based and other stock-based awards;
- Stock options and stock appreciation rights may not be repriced under the 2009 Plan;
- Stock options and stock appreciation rights may not be granted below fair market value;
- Stock options and stock appreciation rights cannot be exercised more than 10 years from the date of grant;

- Awards are subject to the following vesting limits: (1) awards other than non-employee director awards and performance awards will vest no faster than proportionally over a minimum period of three years; (2) performance awards shall not be vested over a period of less than one year; and (3) up to 210,000 awards may be granted without minimum vesting;
- Dividends, if any, may not be paid on unvested performance awards;
- Awards granted by the Committee under the 2009 Plan will provide for acceleration of exercisability, vesting and/or settlement in connection with a change in control where there is also an involuntary separation from service other than for cause (or by the employee for good reason) (e.g., "double trigger");
- Includes a "claw back" provision that requires repayment of all payments in settlement of any awards earned or accrued during the 12-month period following the first public issuance or filing with the SEC of a financial document that is subsequently restated as a result of misconduct; and
- The Board may not make material amendments to the 2009 Plan without shareholder approval, including an amendment that would (1) materially increase the benefits accrued to participants under the 2009 Plan, (2) materially increase the number of shares available under the 2009 Plan (except for anti-dilution adjustments in the case of certain corporate transactions or events), (3) change the type of awards that may be granted under the 2009 Plan, (4) materially modify the requirements for participation in the 2009 Plan, or (5) require approval of the Company's shareholders under applicable law, including the rules of any stock exchange upon which the Company's shares are listed.

Administration

The 2009 Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee") but may be administered by another committee or subcommittee of our Board appointed by the Board. The Committee has full power and authority to take all actions necessary to construe and interpret the 2009 Plan, to carry out the purpose and intent of the 2009 Plan, and to establish such rules, regulations and procedures for the administration of the 2009 Plan as it deems appropriate. The Committee may delegate certain of its authority under the 2009 Plan, except that no delegation may be made in the case of awards intended to be qualified under Section 162(m) of the Internal Revenue Code or to be made to officers or directors of the Company who are subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Shares Subject to the Plan

The number of shares of common stock reserved for delivery with respect to awards under the 2009 Plan is the sum of: (a) 4,500,000 shares, plus (b) the number of shares, if any, underlying grants under the 1999 Plan that are forfeited, canceled, terminated or settled in cash without delivery of shares on or after the date of approval of the 2009 Plan by the shareholders of the Company. Authorized but unissued shares or treasury shares, or any combination, may be delivered under the 2009 Plan. If any award, or portion of an award, expires, is forfeited, or becomes unexercisable, the shares will become available for future grant. Restricted stock that is forfeited will become available for future grant. In addition, shares that are applied by the Company, including by net exercise, as payment of the exercise price of any award or in payment of any applicable withholding for taxes in relation to any award will become available for future grant. As of March 6, 2009, the closing price per share of common stock of the Company as quoted on the New York Stock Exchange was $3.37.

Awards granted to individuals reasonably expected to be Covered Employees (as defined below) under Section 162(m) that are intended to qualify for deduction under Section 162(m) of the Internal Revenue Code ("Section 162(m)"), are subject to limits under the 2009 Plan as follows:

- For options or SARs, the annual grant limit per Covered Employee is 1,000,000 shares;
- For restricted stock or restricted stock units, the annual grant limit per Covered Employee is 1,000,000 shares;

- For performance awards settled in shares, the annual grant limit per Covered Employee is 1,000,000 shares; and
- For cash-based awards or performance awards settled in cash, the annual grant limit per Covered Employee is $2,000,000.

If the Committee determines that any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares of common stock or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the Company, or other similar corporate transaction or event affects the shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2009 Plan, then the Committee will make adjustments it deems equitable, to any or all of: (1) the number of shares with respect to which awards may be granted; (2) the annual limits on grants to individuals to comply with Section 162(m) described above; (3) the number of shares subject to outstanding awards; and (4) the exercise price or strike price with respect to any award.

Eligibility

The Committee may select officers, directors, employees and other individuals providing bona fide services to or for the Company and its affiliates to receive awards under the 2009 Plan. Non-employee directors are only eligible to receive the non-employee director awards.

The following types of awards are available under the 2009 Plan:

Stock Options

Options may be either nonqualified stock options or incentive stock options under Section 422 of the Internal Revenue Code. The exercise price of any stock option may not be less than the fair market value of the stock on the grant date. Except as otherwise provided in the award, the exercise price of any option is payable in cash, check or cash equivalent, by tendering shares of common stock, by broker-assisted cashless exercise, by net exercise, or by such other consideration as the Committee approves (or by any combination thereof). No stock option will be exercisable more than ten years after the grant. The Committee determines the terms of each stock option at the time of the grant.

Stock Appreciation Rights

Stock appreciation rights may be granted either in tandem with other awards or as freestanding stock appreciation rights. The strike price of any stock appreciation right granted in tandem with an option will be equal to the exercise price per share under the related option. The strike price of any freestanding stock appreciation right will not be less than the fair market value of a share on the grant date. No stock appreciation right will be exercisable more than ten years after the grant. Stock appreciation rights will entitle the holder to receive a payment in cash, in shares or a combination, having an aggregate value equal to the difference between the fair market value of the underlying shares on the date of exercise and the strike price. The Committee determines the terms of each stock appreciation right at the time of the grant.

Restricted Stock

Restricted stock may be subject to restrictions, including continued employment, achievement of performance goals or other criteria. The Committee will determine the purchase price, if any, applicable to restricted stock awards. Payment of the purchase price for restricted stock, if any, may be made in cash, by check or cash equivalent or by such other consideration as the Committee approves (or by any combination thereof). Except for restrictions on transfer and such other restrictions as the Committee may impose on restricted stock, award holders will have all the rights of a shareholder with respect to the restricted stock, including dividend and voting rights. The Committee determines the terms of each restricted stock award at the time of the grant.

Restricted Stock Units

Restricted stock units may become nonforfeitable contingent upon continued employment, achievement of performance goals or other criteria deemed appropriate by the Committee. Each restricted stock unit will have a value equal to the fair market value of one share. Award holders will not have shareholder rights with respect to the restricted stock units but may receive dividend equivalent rights. Restricted stock units may be paid in cash, shares or other consideration, as determined by the Committee. The Committee determines the terms of each restricted stock unit award at the time of the grant.

Performance Awards

Performance awards may be payable in cash or shares or a combination of both, contingent on the level of attainment of performance goals. The Committee will establish performance measures and the performance period applicable to each performance goal and will determine the level of attainment of the performance goals. Performance awards may include dividend equivalent rights, except that dividends may not be paid on unvested performance awards. Performance awards may, but need not, include performance criteria that satisfy Section 162(m).

Section 162(m) disallows our deduction for compensation in excess of $1,000,000 paid to our chief executive officer and the three other most highly paid executive officers named in the summary compensation table (other than the Chief Financial Officer) ("Covered Employees"). However, performance-based compensation payable solely on account of attainment of one or more performance goals is not subject to this deduction limitation if the performance goals are objective, pre-established and determined by a compensation committee comprised solely of two or more outside directors, the material terms under which the compensation is to be paid are disclosed to the shareholders and approved by a majority vote, and the compensation committee certifies that the performance goals and other material terms were in fact satisfied before the compensation is paid. The deduction limitation would not apply to compensation otherwise deductible on account of the exercise of stock options (and stock appreciation rights) granted under the 2009 Plan with an exercise price (or strike price) no less than the fair market value of a share on the date of grant provided the plan limits the number of shares that may be awarded to any individual and is approved by our shareholders. The 2009 Plan is designed so that if the 2009 Plan is approved by our shareholders, the Committee may grant awards that satisfy the performance-based compensation exception under Section 162(m).

To the extent that awards are intended to qualify for the performance-based compensation exception under Section 162(m), the performance criteria will be based on the achievement of any one or more of the following performance measures, as determined by the Committee:

- revenue;
- sales;
- expenses;
- operating income;
- gross profit;
- gross margin;
- operating margin;
- earnings before any one or more or a combination of: stock-based compensation expense, interest, taxes, depreciation and amortization;
- pre-tax profit;
- operating income or profit;
- net operating income;
- net income;
- after tax operating income;
- economic value added;
- cash flow(s);
- free cash flow;
- operating cash flow;
- balance of cash, cash equivalents and marketable securities;
- stock price;
- earnings or book value per share;
- earnings per share;
- diluted earnings per share;
- return on shareholder equity;
- return on capital;
- return on assets;
- return on equity;
- return on capital, capital employed or investment;
- return on investment;

- employee satisfaction;
- employee retention, customer satisfaction, safety or diversity, market share product development;
- research and development expenses;
- completion or attainment of objectively determinable targets with respect to an identified special project;
- total sales or revenues or sales or revenues per employee;
- production (separative work units or SWUs);
- stock price or total shareholder return;
- dividends; and
- strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestiture.

Awards not subject to Section 162(m) and awards not intended to qualify for the performance-based compensation exception may be subject to any other performance criteria established by the Committee.

Cash-Based and Other Stock-Based Awards

Cash-based or other stock-based awards will be payable in cash, shares or other securities or any combination thereof as the Committee determines. Holders of other stock-based awards will not have the rights of a shareholder until shares are delivered but may receive dividend equivalent rights. The Committee determines the terms of each cash-based award or other stock-based award at the time of the grant.

Transferability

Unless otherwise determined by the Committee, awards under the 2009 Plan may not be transferred except by will or the laws of descent and distribution and, during his or her lifetime, awards may be exercised only by the grantee.

Non-Employee Director Awards

The Committee may provide that all or any portion of a non-employee director's annual retainer, any committee or other chairman fees, and any other fees will be payable, either automatically, or at the election of the non-employee director, in the form of nonqualified stock options, restricted stock, restricted stock units or other stock-based awards. Non-employee director awards will be subject to the terms and conditions established by the Committee.

Special Vesting Rules

The vesting conditions for awards will be determined by the Committee; *provided, however*, that awards other than non-employee director awards and performance awards will vest no faster than proportionally over a minimum period of three years. Up to 210,000 shares may be granted under the 2009 Plan without the above minimum vesting requirements.

Change in Control

The Committee may provide for the full or partial acceleration of the exercisability, vesting and/or settlement of an award or any portion thereof in connection with a change in control, upon such conditions, including termination of the grantee's service prior to, upon, or following such change in control, to such extent as the Committee shall determine.

Amendment and Termination

The Board may at any time suspend or terminate the 2009 Plan. The Board may amend the 2009 Plan at any time, provided that the Board may not make material amendments to the 2009 Plan without shareholder approval, including an amendment that would (1) materially increase the benefits accrued to participants under the 2009 Plan, (2) materially increase the number of shares available under the 2009 Plan (except for anti-dilution adjustments in the case of certain corporate transactions or events), (3) change the type of awards that may be granted under the 2009 Plan, (4) materially modify the requirements for participation in the 2009 Plan, or (5) require approval of the Company's shareholders under applicable law, including the rules of any stock exchange upon which the Company's shares are listed.

No awards may be granted under the 2009 Plan after February 25, 2019.

Certain Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax treatment under current federal income tax laws, of awards authorized under the 2009 Plan, if the plan is approved by our shareholders. This summary is not intended to be exhaustive or to constitute tax advice, and, among other things, does not describe state, local or foreign income and other tax consequences.

Incentive Stock Options

An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option, and the Company will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an incentive stock option may, however, give rise to taxable income subject to applicable withholding taxes, and a tax deduction to the Company, if the incentive stock option is not exercised timely or if the optionee subsequently engages in a "disqualifying disposition," as described below. To be a timely exercise for this purpose, the exercise generally must occur while the optionee is employed by the Company or within three months after termination of employment. The amount by which the fair market value of the common stock on the exercise date of an incentive stock option exceeds the exercise price generally will increase the optionee's alternative minimum taxable income in the year of exercise.

An optionee who pays the option exercise price upon exercise of an option, in whole or in part, by delivering already owned shares of stock generally will not recognize gain or loss on the shares surrendered at the time of such delivery. Rather, such gain or loss recognition generally will occur upon disposition of the shares acquired in substitution for the shares surrendered.

An optionee will recognize long-term capital gain or loss upon his or her disposition of shares acquired upon the exercise of an incentive stock option if such disposition occurs at least one year after the transfer of the shares to such optionee and at least two years after the date of grant of the incentive stock option. Such long-term capital gain or loss will be measured by the difference between the amount realized on such disposition and the option exercise price. If, however, an optionee disposes of shares acquired upon the exercise of an incentive stock option within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the incentive stock option shares to the optionee, such sale or exchange will generally constitute a "disqualifying disposition" of such shares and will have the following results: any excess of (a) the lesser of (i) the fair market value of the shares at the time of exercise of the incentive stock option and (ii) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and the Company will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not be deductible by the Company.

Nonqualified Stock Options

An optionee will not recognize any taxable income upon the grant of a nonqualified stock option, and the Company will not be entitled to a tax deduction with respect to such grant. Upon exercise of a nonqualified stock option, the excess of the fair market value of the common stock on the exercise date over the option exercise price will be taxable as ordinary income to the optionee and will be subject to applicable withholding taxes. The Company will generally be entitled to a tax deduction at such time in the amount of such ordinary income. The optionee's tax basis for the common stock received pursuant to the exercise of a nonqualified stock option will equal the sum of the ordinary income recognized and the exercise price.

An optionee who pays the option exercise price upon exercise of an option, in whole or in part, by delivering already owned shares of stock generally will not recognize gain or loss on the shares surrendered at the time of such delivery. Rather, such gain or loss recognition generally will occur upon disposition of the shares acquired in substitution for the shares surrendered.

In the event of a sale of common stock received upon the exercise of a nonqualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

Stock Appreciation Rights

An award holder will not recognize any income upon the grant of a stock appreciation right. If the stock appreciation right is settled in cash, the cash will be taxed as ordinary income to the award holder at the time it is received. If the stock appreciation right is settled in stock, the difference between the fair market value of the stock received and the aggregate strike price will be taxed as ordinary income to the award holder. The Company will generally be entitled to a tax deduction in the amount of and at the same time that ordinary income is required to be recognized by the award holder as a result of the exercise.

Restricted Stock

An award holder will not recognize any income upon the grant of restricted stock unless he or she elects under Section 83(b) of the Internal Revenue Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the award holder will not be allowed a deduction for amounts subsequently required to be returned to the Company. If the election is not made, the award holder generally will recognize ordinary income, on the date that the shares are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time ordinary income is recognized, the Company generally will be entitled to a deduction in the same amount, subject to the application of Section 162(m).

Generally, upon a sale or other disposition of restricted stock with respect to which the award holder recognized ordinary income, the award holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the award holder's basis in such shares. The Company is not entitled to any further deduction.

Restricted Stock Units, Performance Awards, Cash-Based Awards and Other Stock-Based Awards

In general, the grant of restricted stock units, performance awards, cash-based awards and other stock-based awards will not result in income for the award holder or in a tax deduction for the Company. Upon the settlement of such an award, the award holder will recognize ordinary income equal to the aggregate value of the payment received, and the Company generally will be entitled to a tax deduction in the same amount, subject to the application of Section 162(m).

Plan Benefits

Future benefits under the 2009 Plan are not currently determinable because participation and the types of awards available for grant under the plan are subject to the discretion of the Committee. To date 181,452 awards have been granted under the 2009 Plan, subject to approval of the plan by the shareholders. This included a grant of restricted stock under the Company's Long-Term Incentive Program to the Chief Executive Officer for 2009. If the 2009 Plan is not approved by the shareholders, this award will become null and void.

The approval of the 2009 Plan requires the affirmative vote of a majority of the shares present at the annual meeting in person or by proxy and entitled to vote on this matter; provided that the total votes cast on the proposal represent more than 50% of USEC's outstanding shares of common stock as of the record date.

The Board recommends voting FOR the approval of the proposed USEC Inc. 2009 Equity Incentive Plan.

ITEM 3. APPROVAL OF PROPOSED USEC INC. 2009 EMPLOYEE STOCK PURCHASE PLAN

In February 1999, the Company established the 1999 Employee Stock Purchase Plan (the "1999 Stock Purchase Plan"), an employee stock purchase plan under which 2,500,000 shares of its common stock were authorized for sale to participating employees. In April 2008, the Company's shareholders approved an increase in the number of shares authorized for issuance under the 1999 Stock Purchase Plan by 250,000 to 2,750,000 and extended the term by two years from February 2, 2009 until February 2, 2011.

As of March 6, 2009, there were approximately 211,405 shares available for purchase in the current and future offering periods under the 1999 Stock Purchase Plan, which may not be sufficient for the program to continue beyond 2009. In order to continue this valuable program, on February 25, 2009, the Board of Directors adopted the 2009 Employee Stock Purchase Plan (the "2009 Stock Purchase Plan"), subject to approval by our shareholders.

The purpose of the 2009 Stock Purchase Plan is to provide employees with the opportunity to become equity owners of the Company by purchasing shares of common stock through generally semi-annual offerings financed by payroll deductions. As of January 1, 2009 (the beginning of the current offering period under the 1999 Stock Purchase Plan), approximately 2,800 employees were eligible to participate. During the offering period ended December 31, 2008, approximately 340 employees participated in the 1999 Stock Purchase Plan.

Summary Description of the USEC Inc. 2009 Employee Stock Purchase Plan

The 2009 Stock Purchase Plan is summarized below. This summary does not purport to be a complete description of all the provisions of the 2009 Stock Purchase Plan and is qualified in its entirety by reference to the complete text of the 2009 Stock Purchase Plan. A copy of the 2009 Stock Purchase Plan is attached as Appendix B to this proxy statement and is incorporated by reference into this summary.

General

The 2009 Stock Purchase Plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, thereby assuring the participants the associated tax advantages. These tax advantages are described below in the Section entitled "Certain Federal Income Tax Consequences."

Administration

The 2009 Stock Purchase Plan will be administered by a committee of the Board (the "Committee"), which has been so designated by the Board. The Compensation Committee of the Board currently has been designated as the administrator of the 2009 Stock Purchase Plan. The Committee has full authority to construe and interpret the 2009 Stock Purchase Plan, and may make such rules and regulations and establish such procedures for the administration of the 2009 Stock Purchase Plan as it deems appropriate.

Shares Available for Purchase

Subject to adjustment as described below, the number of shares of common stock that may be sold under the 2009 Stock Purchase Plan may not exceed 1,000,000. For purposes of the 2009 Stock Purchase Plan, shares of common stock may be authorized but unissued shares, treasury shares or shares purchased on the open market or from private sources. If the Committee determines that any dividend, other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares of common stock or other securities of the Company, issuance of warrants or other rights to purchase shares of common stock or other securities of the Company, or other similar corporate transaction or event, affects the common stock such that an adjustment is appropriate to prevent dilution or enlargement of the benefits under the 2009 Stock Purchase Plan, then the Committee shall make such equitable adjustments in the 2009 Stock Purchase Plan and then outstanding offering, as it deems necessary or appropriate, including changing the number of shares of Company securities reserved under the 2009 Stock Purchase Plan and the purchase price of the then current offering.

Participation and Offerings

Subject to certain procedural requirements, all employees of the Company and any incorporated subsidiaries that are designated by the Committee who have at least six months of service and work at least 20 hours per week or five months in any calendar year, will be eligible to participate in the 2009 Stock Purchase Plan, except that employees who are 5% or more shareholders of the Company or any subsidiary of the Company will not be eligible to participate.

Pursuant to the 2009 Stock Purchase Plan, during each offering period (generally a six-month period, or such other period, not to exceed one year, as determined by the Committee), each eligible employee will be permitted to make an election to authorize regular payroll deductions for the purchase of shares of common stock. Payroll deductions may be in an amount equal to 1% to 10% of the employee's compensation (as defined in the 2009 Stock Purchase Plan), as elected by the employee, for each payroll period. However, the fair market value of the shares of common stock that may be purchased by any employee under the 2009 Stock Purchase Plan during any calendar year may not exceed $25,000.

Payroll deductions are credited to recordkeeping accounts. At the end of the offering period, shares of common stock will be purchased on behalf of participating employees with their accumulated payroll deductions at a purchase price equal to 85% of the fair market value of the common stock on the date the offering period ends. Participants may withdraw from the 2009 Stock Purchase Plan during an offering period and will receive their accumulated payroll deductions, but may not resume participation until the following offering period.

Change in Control

Upon the occurrence of a change in control (as defined in the 2009 Stock Purchase Plan), if the Committee determines that the operation or administration of the 2009 Stock Purchase Plan could prevent participants from obtaining the benefit of accrued purchase rights thereunder, the 2009 Stock Purchase Plan may be terminated in any manner deemed by the Committee to provide equitable treatment to participants.

Nontransferable Right to Purchase

Neither payroll deductions credited to a participant's account, nor any rights with respect to the purchase of shares of common stock that are granted to a participant under the 2009 Stock Purchase Plan may be assigned, transferred, pledged or otherwise disposed of in any way, other than by will, the laws of descent and distribution or beneficiary designation.

Restrictions on Resale

Shares of common stock purchased under the 2009 Stock Purchase Plan by a participant will be subject to a one-year restriction on the sale of such shares.

Amendment or Discontinuance

The Company's Board or the Committee may at any time and for any reason amend, suspend or discontinue the 2009 Stock Purchase Plan. However, no amendment will increase the maximum aggregate number of shares that may be issued under the 2009 Stock Purchase Plan or change the designation of the corporations or class of corporations whose employees may participate in the 2009 Stock Purchase Plan without the approval of the Company's shareholders within 12 months before or after such action by the Company's Board or the Committee.

Term

The 2009 Stock Purchase Plan will expire upon completion of any offering period under which the limitation on the total number of shares of common stock reserved for issuance under the 2009 Stock Purchase Plan has been reached unless the 2009 Stock Purchase Plan is sooner terminated by the Company's Board.

Certain Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to purchases under the 2009 Stock Purchase Plan. This summary is not intended to be exhaustive or to constitute tax advice, and, among other things, does not describe state, local or foreign income and other tax consequences.

The 2009 Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code. Under the applicable Internal Revenue Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the 2009 Stock Purchase Plan. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Plan Benefits

The benefits that will be received or allocated to eligible employees under the 2009 Stock Purchase Plan cannot be determined at this time because the amount of contributions set aside to purchase shares of the common stock under the 2009 Stock Purchase Plan (subject to the limitations discussed above) is entirely within the discretion of each participant.

As of March 6, 2009, 2,538,595 shares of our common stock had been purchased under the 1999 Stock Purchase Plan. The following table gives the dollar value of the benefit (the 15% discount on the purchase price) during the fiscal year ended December 31, 2008 and the number of shares that were purchased under the 1999 Stock Purchase Plan by the persons and groups identified below during such period:

Name	Dollar Value of Benefit in the Fiscal Year Ended December 31, 2008	Aggregate Number of Shares Purchased under the 1999 Stock Purchase Plan in the Fiscal Year Ended December 31, 2008
Named Executive Officers:		
John K. Welch	$ 0	0
President and CEO		
John C. Barpoulis	$ 0	0
Senior Vice President and CFO		
Philip G. Sewell	$ 0	0
Senior Vice President, American Centrifuge and Russian HEU		
Robert Van Namen	$ 723	934
Senior Vice President, Uranium Enrichment		
W. Lance Wright	$ 0	0
Senior Vice President, Human Resources and Administration		
Total for All Executive Officers (12 persons)	$ 1,183	1,529
Non-Executive Director Group (9 persons)	N/A	N/A
All employees who are not executive officers, as a group	$101,336	130,354
Total	$102,519	131,883

The approval of the 2009 Stock Purchase Plan requires the affirmative vote of a majority of the shares present at the annual meeting in person or by proxy and entitled to vote on this matter.

The Board recommends voting FOR the approval of the proposed USEC Inc. 2009 Employee Stock Purchase Plan.

ITEM 4. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit and Finance Committee of the Company has appointed the firm of PricewaterhouseCoopers LLP to serve as the independent auditors of the Company for 2009, subject to ratification of this appointment by the shareholders of the Company. PricewaterhouseCoopers LLP has advised the Company that neither it nor any member thereof has any direct or material indirect financial interest in the Company or any of its subsidiaries in any capacity. One or more representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so. PricewaterhouseCoopers LLP representatives will also be available to respond to appropriate questions.

The Audit and Finance Committee has sole authority for appointing and terminating USEC's independent auditors for 2009. Accordingly, shareholder approval is not required to appoint PricewaterhouseCoopers LLP as USEC's independent auditors for 2009. The Audit and Finance Committee believes, however, that submitting the appointment of PricewaterhouseCoopers LLP to the shareholders for ratification is a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit and Finance Committee will review its future selection of the Company's independent auditors.

The ratification of the appointment of PricewaterhouseCoopers LLP as USEC's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

The Board recommends voting FOR ratification of the appointment of PricewaterhouseCoopers LLP as USEC's independent auditors.

Audit and Non-Audit Fees

The Audit and Finance Committee pre-approves all audit and non-audit services provided by the independent auditors prior to the engagement of the independent auditors with respect to such services. The Audit and Finance Committee has delegated pre-approval authority to the Chairman of the Audit and Finance Committee, who presents any decisions to the full Audit and Finance Committee at its next scheduled meeting. The following amounts were billed to the Company by the independent auditors for services rendered for the periods indicated:

Type of Fee	Amount Billed For Year Ended December 31, 2008 (In thousands)	Amount Billed For Year Ended December 31, 2007 (In thousands)
Audit Fees(1)	$ 996	$1,088
Audit-Related Fees(2)		$ 300
Tax Fees(3)	$ 66	$ 99
All Other Fees(4)	$ 3	$ 2
Total	$1,065	$1,489

(1) Primarily audits of the financial statements for both periods including internal control testing over financial reporting and reviews of quarterly financial statements for both periods.

(2) Securities issuance efforts in 2007 and SEC comment letter in 2007.

(3) Primarily services related to selected tax projects and IRS audit assistance for both periods.

(4) Service fee for access to electronic publication.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee of the Board of Directors is comprised of four independent directors and operates under a written charter. The Committee meets with the internal and independent auditors, with and without management present, to facilitate and encourage private communication.

In fulfilling its responsibilities, the Committee has reviewed and discussed with management and the independent auditors the Company's audited consolidated financial statements for the year ended December 31, 2008.

The Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as amended. In addition, the Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

The Committee considered and concluded that the provision of non-audit services by the independent auditors was compatible with maintaining their independence.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Audit and Finance Committee

Joseph F. Paquette, Jr., Chairman
Michael H. Armacost
Joseph T. Doyle
W. Henson Moore

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this proxy statement or future filings made by the Company under those statutes, the information included under the captions "Compensation Committee Report," and "Audit and Finance Committee Report" shall not be deemed "soliciting material" or to be "filed" with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes, except to the extent that the Company specifically incorporates these items by reference.

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS AND OTHER INFORMATION

Date for Submission of Shareholder Proposals

Under the SEC rules, in order to be considered for inclusion in USEC's proxy statement for the 2010 annual meeting of shareholders, proposals from shareholders must be received by the Secretary of the Company at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817 not later than November 20, 2009.

Our bylaws contain an advance notice provision regarding shareholder proposals that are not sought to be included in the Company's proxy statement, which provides that, to be timely, a shareholder's notice of intention to bring business before a meeting must be delivered to the Company's Secretary, at the Company's principal executive office, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting, unless the date of the next annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which case notice must be received not later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the date of the annual meeting is made. Accordingly, shareholder nominations for director or other proposed items of business intended to be brought before the next annual meeting of shareholders must be received by the Company between December 31, 2009 and January 30, 2010 in order to be considered timely, unless the Company gives notice that the date of the annual meeting is more than 30 days before, or more than 60 days after, April 30, 2010. Any proposals received outside of that period will not be permitted to be raised at the meeting.

Other Matters

As of the date of this Proxy Statement, the Board of Directors does not know of any matters to be presented at the 2009 Annual Meeting other than those specifically set forth above. If other matters should properly come before the Annual Meeting or any adjournment thereof, including shareholder proposals that have been excluded pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the persons named as proxies in the enclosed proxy card intend to vote the shares represented by them in accordance with their best judgment with respect to such matters.

By order of the Board of Directors,

Peter B. Saba

Peter B. Saba
Senior Vice President, General Counsel and Secretary

Bethesda, Maryland
March 19, 2009

USEC Inc.

2009 Equity Incentive Plan

1. *Establishment, Duration and Purpose of Plan.*

1.1 *Establishment and Duration of Plan.* USEC Inc., a Delaware corporation (the *"Company"*), hereby establishes the USEC Inc. 2009 Equity Incentive Plan (the "Plan"). The Plan is effective February 25, 2009 (the "Effective Date"), subject to the approval of the shareholders of the Company. The Plan shall continue in effect until its termination by the Committee; *provided, however,* that any Award shall be granted, if at all, within ten (10) years from the Effective Date.

1.2 *Purpose.* The purpose of the Plan is to advance the interests of the Company, its Affiliates and its shareholders by providing incentives to attract, retain and reward individuals performing services for the Company or its Affiliates and by promoting the growth and profitability of the Company and its Affiliates. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock, Performance Awards, Cash-Based Awards and Other Stock-Based Awards.

2. *Definitions.* Whenever used herein, the following terms shall have their respective meanings set forth below.

2.1 *"Affiliate"* means an entity that directly, or indirectly through one or more intermediary entities, controls the Company or (b) an entity that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms "control" and "controlled by" mean ownership of (i) stock possessing more than fifty percent (50%) of the total combined voting power of all classes of stock entitled to vote, or more than fifty percent (50%) of the total value of all shares of all classes of stock of such corporation, or (ii) an aggregate of more than fifty percent (50%) of the profits interest or capital interest of a non-corporate entity; *provided,* that with respect to any entity in which the Company owns at least a twenty percent (20%) interest but less than or equal to a fifty percent (50%) interest, the Committee may determine that such entity will be an Affiliate for purposes of this Plan or for purposes of any Award under this Plan if the Committee has determined prior to the granting of such Award that there are legitimate business criteria for treating such entity as an Affiliate.

2.2 *"Award"* means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Cash-Based Award or Other Stock-Based Award.

2.3 *"Award Agreement"* means a written agreement, contract, or other instrument evidencing an Award setting forth the terms and conditions of an Award which shall incorporate the terms of the Plan by reference.

2.4 *"Board"* means the Board of Directors of the Company.

2.5 *"Cash-Based Award"* means an Award granted to a grantee as described in Section 11.1.

2.6 *"Cause"* means, unless otherwise defined in the applicable Award Agreement, any of the following: (a) the engaging by the grantee in willful misconduct that is injurious to the Company or its Affiliates, (b) the embezzlement or misappropriation of funds or material property of the Company or its Affiliates by the grantee, or the conviction of the grantee of a felony or the entrance of a plea of guilty, or *nolo contendere* by the grantee to a felony, (c) the willful failure or refusal by the grantee to substantially perform his or her duties or responsibilities that continues after demand for substantial performance is delivered by the Company to the grantee that specifically identifies the manner in which the Company believes the grantee has not substantially performed his or her duties (other than any such failure resulting from the grantee's incapacity due to Disability). For purposes of this definition, no act, or failure to act, on the grantee's part shall be considered "willful" unless done, or omitted to be done, by him or her not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company. Any determination of Cause shall be made by the Committee in its sole discretion. Any such determination shall be final and binding on a grantee.

2.7 *"Change in Control"* means, unless such term or an equivalent term is otherwise defined in the applicable Award Agreement, the occurrence of any of the following:

(a) any "Person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act or Persons acting as a group (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Shares), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company by reason of having acquired such securities during the 12-month period ending on the date of the most recent acquisition (not including any securities acquired directly from the Company or its Affiliates) representing thirty percent (30%) or more of the total voting power of the Company's then outstanding voting securities;

(b) the majority of members of the Company's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board before the date of the appointment;

(c) there is consummated a merger or consolidation of the Company or any subsidiary of the Company with any other corporation or other entity, resulting in a change described in clauses (a), (b), (d), (e) or (f) of this definition, other than (A) a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) more than sixty percent (60%) of the total voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person, directly or indirectly, acquired forty percent (40%) or more of the total voting power of the Company's then outstanding securities (not including any securities acquired directly from the Company or its Affiliates);

(d) a liquidation of the Company involving the sale to any Person or Persons acting as a group of at least forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before the liquidation;

(e) the sale or disposition by the Company or any direct or indirect subsidiary of the Company to any Person or Persons acting as a group (other than any subsidiary of the Company) of assets that have a total fair market value equal to forty percent (40%) or more of the total gross fair market value of all of the assets of the Company and its subsidiaries (taken as a whole) immediately before such sale or disposition (or any transaction or related series of transactions having a similar effect), other than a sale or disposition by the Company or any direct or indirect subsidiary of the Company to an entity, at least sixty percent (60%) of the total voting power of the voting securities of which is beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the Company immediately prior to such sale;

(f) the sale or disposition by the Company or any direct or indirect subsidiary of the Company to any Person or Persons acting as a group (other than any subsidiary of the Company) of a subsidiary or subsidiaries of the Company credited under GAAP with forty percent (40%) or more of the total revenues of the Company and its subsidiaries (taken as a whole) in the current fiscal year or in any of the two most recently completed fiscal years (or any transaction or related series of transactions having a similar effect), other than a sale or disposition by the Company or any direct or indirect subsidiary of the Company to an entity, at least sixty percent (60%) of the total voting power of the voting securities of which is beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the Company immediately prior to such sale; or

(g) a change of the kind described in clauses (a), (b), (c), or (d) of this definition with respect to any Material Subsidiary (with such determination made by replacing "Company" with "Material Subsidiary" in each instance in such clauses); provided, however, that for purposes of applying this provision to clause (a) of this definition, a "Change in Control" shall not be deemed to occur solely as a result of a Person or Persons acting as a group becoming the beneficial owner (as determined under clause (a) of this definition) of less than fifty percent (50%) of the ownership interests of a Material Subsidiary, but shall be deemed to occur if such Person or Persons acting as a group thereafter become the beneficial owner (as determined under clause (a) of this definition) of fifty percent (50%) or more of the ownership interests of such Material Subsidiary.

2.8 *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, and any regulations or administrative guidelines promulgated thereunder.

2.9 *"Committee"* means the Compensation Committee of the Board, or such other committee or subcommittee of the Board as may be duly appointed to administer the Plan and having such powers as shall be specified herein or by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers. For purposes of Awards granted to Non-Employee Directors pursuant to Section 12 of the Plan, references to the Committee shall be deemed to be references to the Board. For purposes of qualifying transactions as exempt under Rule 16b-3, the Committee shall be the entire Board or a Committee established by the Board of two or more "non-employee directors" within the meaning of Rule 16b-3. To the extent desirable to qualify Awards granted under the Plan for the Section 162(m) Exemption, the Committee shall consist exclusively of two or more "outside directors" within the meaning of Section 162(m) of the Code.

2.10 *"Company"* means USEC Inc., a Delaware corporation.

2.11 *"Covered Employee"* means any employee who is designated by the Committee at the time of any Award or at any subsequent time as reasonably expected to be a "covered employee" as defined in Section 162(m) of the Code and related regulations, or any successor statute, and related regulations.

2.12 *"Disability"* means, unless otherwise defined in the applicable Award Agreement, a disability that would qualify as such under the Company's then current long-term disability plan; *provided*, that with respect to Incentive Stock Options, "Disability" means the permanent and total disability of the grantee, within the meaning of Section 22(e)(3) of the Code.

2.13 *"Dividend Equivalent Right"* means the right of a grantee, granted at the discretion of the Committee or as otherwise provided by the Plan or the Award Agreement, to receive a credit for the account of such grantee in an amount equal to the amount of ordinary cash dividends paid on one Share represented by an Award held by such grantee payable in cash, Shares or other securities or other property as determined by the Committee. Dividend Equivalent Rights shall be forfeited or cancelled if the underlying Award is forfeited or cancelled.

2.14 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

2.15 *"Exercise Price"* means the price at which an Option shall be exercised.

2.16 *"Fair Market Value"* with respect to Shares, as of any date, shall mean, as determined by the Committee, (a) the closing sales price per Share on the New York Stock Exchange (or, if the shares are no longer traded on the New York Stock Exchange, any other such market on which the Shares are traded) on such date, or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, (b) an arithmetic mean of selling prices on all trading days over a specified averaging period or a specified averaging period weighted by volume of trading on each trading day in the period, that is within thirty (30) days before or thirty (30) days after the applicable date as determined by the Committee in its discretion; *provided*, that if an arithmetic mean of prices is used to set an Exercise Price or Strike Price, the commitment to grant such Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury

Regulation 1.409A-1(b)(5)(iv)(A), or (c) in the event there is no public market for the Shares, the fair market value as determined, in good faith, by the Committee in its sole discretion; *provided*, that such manner is consistent with Treasury Regulation 1.409A-1(b)(5)(iv)(B).

2.17 *"Freestanding SAR"* means an SAR granted independently of any Option.

2.18 *"Grant Date"* means the date an Award is duly granted by the Committee or the Board or such later date as may be specified by the Committee or the Board.

2.19 *"Incentive Stock Option"* means an Option that is identified in the Award Agreement as intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, and that actually does so qualify.

2.20 *"Material Subsidiary"* means any subsidiary of the Company (a) whose total assets represent forty percent (40%) or more of the total gross fair market value of all of the assets of the Company and its subsidiaries (taken as a whole) at any time in the current fiscal year or in any of the two most recently completed fiscal years or (b) credited under GAAP with forty percent (40%) or more of the total revenues of the Company and its subsidiaries (taken as a whole) in the current fiscal year or in any of the two most recently completed fiscal years.

2.21 *"Net Exercise"* means a procedure for exercising an Option, subject to Section 19.6, by which the grantee will receive a number of Shares determined in accordance with the following formula:

N = X(A-B)/A, where

"N" = the number of Shares to be delivered to the grantee upon exercise of the Option, rounded to the next lower whole number of Shares;

"X" = the total number of whole Shares with respect to which the grantee has elected to exercise the Option;

"A" = the Fair Market Value of one (1) Share on the exercise date; and

"B" = the Exercise Price per Share

2.22 *"Nonqualified Stock Option"* means an option that is not an Incentive Stock Option.

2.23 *"Non-Employee Director"* means a member of the Board who is not an employee of the Company or any of its Affiliates.

2.24 *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

2.25 *"Other Stock-Based Award"* means any Award granted under Section 11 of the Plan of unrestricted Shares or other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan.

2.26 *"Performance Award"* means performance shares or performance units or any other Award, denominated in cash or Shares in accordance with Section 10 which are based upon the achievement of Performance Goals.

2.27 *"Performance Goals"* means the objective performance goals established by the Committee for each performance period. Performance Goals may be based upon the performance of the Company, of any Affiliate, of a division or unit thereof, or of an individual, or groups of individuals, using one or more of the Performance Measures or performance formulas selected by the Committee. Performance Goals may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding, or to assets or net assets. With respect to grantees who are not Covered Employees and for Awards not intended to qualify for the Section 162(m) Exemption, the Committee may establish other subjective or objective goals, including individual Performance Goals, which it deems appropriate.

2.28 *"Performance Measures"* means measures of business or financial performance as described in Section 10.3(a) on which Performance Goals are based. Performance Measures may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders' equity and/or shares outstanding, or to assets or net assets.

2.29 *"Restricted Stock"* means any restricted Share granted under Section 8 of the Plan.

2.30 *"Restricted Stock Unit"* means any unit granted under Section 9 of the Plan.

2.31 *"Retirement"* means, unless otherwise defined in the applicable Award Agreement, the termination of employment of a grantee with a right to an immediate normal retirement benefit or immediate unreduced early retirement benefit under the terms of the applicable Company tax-qualified retirement plan or, if a grantee is not covered by any such plan, termination of such grantee's employment for a reason other than Cause on or after such grantee's 65th birthday. In the case of non-employee directors, "retirement" shall mean a termination of service on or after the non-employee director's 75th birthday.

2.32 *"Rule 16b-3"* means Rule 16b-3 as promulgated under the Exchange Act.

2.33 *"SAR"* or *"Stock Appreciation Right"* means an Award granted under Section 7 of the Plan.

2.34 *"Section 162(m) Exemption"* means the exemption from the limitation on deductibility imposed by Section 162(m)(4)(C) of the Code.

2.35 *"Section 409A"* means Section 409A of the Code and related regulations, or any successor statute, and related regulations.

2.36 *"Securities Act"* means the Securities Act of 1933, as amended.

2.37 *"Shares"* means common stock $0.10 par value, of the Company, or such other securities of the Company as may be designated by the Committee from time to time, and as adjusted from time to time in accordance with Section 16.

2.38 *"Strike Price"* means the price with reference to which the value of an SAR is measured.

2.39 *"subsidiary"* means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests are, as of such date, or were, prior to a Change of Control, owned, controlled or held, or (b) that is, or was prior to a Change of Control, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. For purposes of this paragraph, "Controlled" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract, or otherwise.

2.40 *"Tandem SAR"* means an SAR granted with all or any portion of a related Option.

2.41 *"1999 Plan"* means the USEC Inc. 1999 Equity Incentive Plan, as amended.

3. <u>Administration</u>.

3.1 *Administration by the Committee.* The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all persons, including the Company, any Affiliate, any grantee, any holder or beneficiary of any Award, any employee, any Non-Employee Director and any individual providing bona fide services to or for the Company.

3.2 *Delegation of Authority.* The Committee shall have the right, from time to time, to delegate to one or more of its members or to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of Awards granted under the Plan, subject to the requirements of Section 157(c) of the Delaware General Corporation Law (or any successor provision) and such other limitations as the Committee shall determine. In no event shall any such delegation of authority be permitted with respect to Awards to any members of the Board or to any person who is subject to Rule 16b-3 under the Exchange Act, to any Covered Employee, or to such delegate. The Committee shall also be permitted to delegate, to any appropriate officer or employee of the Company, responsibility for performing certain ministerial functions under the Plan. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

3.3 *Powers of the Committee.* In addition to any other powers set forth in the Plan and subject to the express provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion to: (a) determine the persons to whom, and the time or times at which, Awards shall be granted and the number of Shares, units or monetary value to be subject to each Award; (b) determine the number of Shares to be covered by or with respect to which payments, rights, or other matters are to be calculated in connection with Awards; (c) determine the type of Awards to be granted; (d) determine the Fair Market Value of Shares or other property; (e) determine the terms and conditions applicable to each Award (which need not be identical) and any Shares or cash or other property acquired pursuant thereto; (f) determine the exercise or purchase price of Shares pursuant to any Award; (g) determine the method of payment for Shares purchased pursuant to any Award; (h) determine the method for satisfaction of any tax withholding obligation arising in connection with Award, including by the withholding or delivery of Shares; (i) determine the timing, terms and conditions of the exercisability or vesting of any Award or any Shares acquired pursuant thereto; (j) determine the Performance Measures, performance period, performance formula and Performance Goals applicable to any Award and to determine and certify the extent to which such Performance Goals have been attained; (k) determine the time of the expiration of any Award; (l) determine the type and time of the grantee's termination of service and the effect of such termination on any Award; (m) determine all other terms and conditions applicable to any Shares acquired pursuant an Award not inconsistent with the terms of the Plan; (n) determine whether and under what circumstances an Award will be settled in Shares, cash, other securities, other Awards or other property, or any combination thereof, or canceled, forfeited, or suspended, and the method by which Awards may be settled, exercised, canceled, forfeited or suspended; (o) approve one or more forms of Award Agreement; (p) amend, modify, extend, cancel or renew any Award or waive any restrictions or conditions applicable to any Award or any Shares or other securities acquired pursuant thereto; (q) accelerate, continue, extend or defer the exercisability or vesting of any Award or any Shares acquired pursuant thereto, including with respect to the period following a grantee's termination of service; (r) determine whether, to what extent, and under what circumstances amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (s) construe and interpret the Plan, any Award Agreement, and any other document affecting Awards under the Plan or rights under such Awards; (t) prescribe, amend, suspend, waive or rescind rules, guidelines and policies relating to the Plan, and adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose citizens or residents may be granted Awards; (u) appoint such agents as it shall deem appropriate for proper administration of the Plan; (v) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; and (w) to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the express provisions of the Plan or applicable law. The Committee's actions and determinations under the Plan need not be uniform and may be made by the Committee selectively among individuals who receive, or are eligible to receive, Awards under the Plan, whether or not such individuals are similarly situated.

3.4 *Indemnification.* In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Company or its Affiliates and subject to Delaware law, the members of the Committee and individuals to whom authority to act for the Board, the Committee or the Company is delegated in accordance with Section 3 hereof, shall have no liability for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder and shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act, determination made in good faith under or in connection with the Plan, or any Award or right granted hereunder; *provided, however*, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. *Shares Subject to Plan.*

4.1 *Maximum Number of Shares.* Subject to adjustment as provided in Section 16, the number of Shares reserved for delivery under the Plan pursuant to Awards settled in Shares shall be the sum of: (i) 4,500,000 Shares, plus (ii) the number of Shares, if any, underlying grants under the 1999 Plan that are forfeited, canceled, terminated or are settled in cash without delivery of Shares on or after the date of approval of the Plan by the shareholders of the Company. The Shares that may be delivered under the Plan may consist of authorized but unissued Shares or treasury Shares or any combination thereof.

4.2 *Awards Intended to Qualify for the Section 162(m) Exemption.* The following limitations shall apply to any Award intended to qualify for the Section 162(m) Exemption:

(i) *Options and Freestanding SARs.* The maximum aggregate number of Shares underlying any Option or SAR that may be granted to any one Covered Employee within any fiscal year of the Company is 1,000,000 Shares.

(ii) *Restricted Stock and Restricted Stock Units.* The maximum aggregate number of Shares underlying any Restricted Stock or Restricted Stock Unit to be settled in Shares that may be granted to any one Covered Employee within any fiscal year of the Company is 1,000,000 Shares.

(iii) *Performance Awards.* The maximum aggregate number of Shares underlying any Performance Award to be settled in Shares that may be granted to any one Covered Employee in any fiscal year of the Company is 1,000,000 Shares.

(iv) *Cash-Based Awards.* The maximum aggregate value as of the Grant Date of any Cash-Based Award or Performance Award payable in cash that may be granted during any fiscal year of the Company to any one Covered Employee is U.S. $2,000,000.

4.3 *Share Counting Rules.* If an Award for any reason expires, is forfeited, or becomes unexercisable without having been exercised in full, any unpurchased Shares which were subject thereto shall become available for future grant under the Plan. Restricted Stock that is forfeited shall become available for future grant or sale under the Plan. Shares that are tendered, whether by physical delivery, by attestation, or by Net Exercise to the Company by the grantee as full or partial payment of the Exercise Price of any Award or in payment of any applicable withholding for federal, state, local or foreign taxes incurred in connection with the exercise, vesting or settlement of any Award shall become available for future grant under the Plan. Except as otherwise provided in this Section, the Committee may determine rules for counting Shares.

5. *Eligibility and Participation.*

5.1 *Persons Eligible for Awards.* Awards may be granted to employees, officers, directors and other individuals providing bona fide services to or for, the Company or any Affiliate, as selected by the Committee, in its sole discretion, from time to time; *provided*, that Non-Employee Directors shall only be eligible to receive Awards granted pursuant to Section 12. The Committee may also grant Awards to individuals in connection with hiring or other initial engagement, prior to the date the individual first performs services for the Company or an Affiliate, *provided*, that such Awards shall not become vested or exercisable, and no Shares shall be delivered to such individual, prior to the date the individual first commences performance of such services.

5.2 *Participation in the Plan.* Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award.

6. *Stock Options.*

6.1 *Grant.* Options shall be evidenced by an Award Agreement specifying the number of Shares subject to the Award, the Exercise Price, and such other terms and conditions as the Committee shall provide, subject to the provisions of this Section 6 and subject to the vesting limits in Section 13.1.

6.2 *Exercise Price.* The Exercise Price for each Option shall be established in the discretion of the Committee; *provided, however,* that the Exercise Price per Share shall not be less than the Fair Market Value of a Share on the Grant Date.

6.3 *Exercisability and Term of Options.* Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms and conditions as shall be determined by the Committee and set forth in the Award Agreement; *provided, however,* that no Option shall be exercisable after the expiration of ten (10) years after the Grant Date, and no Option shall be exercisable after an act or omission of the Grantee that constitutes Cause (whether before, coincident with, or after the grantee's termination of employment). Subject to the foregoing, unless otherwise specified in the Award Agreement, each Option shall terminate ten (10) years after the Grant Date, unless earlier terminated in accordance with its provisions.

6.4 *Payment of Exercise Price.* Except as otherwise provided in the Award Agreement and subject to Section 19.6, payment of the Exercise Price for the number of Shares being purchased pursuant to any Option shall be made (i) in cash or by check or cash equivalent, (ii) by tender to the Company, or attestation to the ownership, of Shares owned by the grantee having a Fair Market Value not less than the Exercise Price, (iii) by delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the Shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System), (iv) by delivery of a properly executed notice electing a Net Exercise, (v) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of Shares to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Shares.

6.5 *Effect of Termination of Service.* Subject to earlier termination of the Option as otherwise provided herein and except as otherwise set forth in the Award Agreement, an Option shall terminate immediately upon the grantee's termination of service to the extent that it is then unvested and shall be exercisable after the grantee's termination of service to the extent it is then vested only during the applicable time period determined in accordance with this section, and thereafter shall terminate.

(a) *Death, Disability, Retirement and Termination Without Cause.* If the grantee's service terminates by reason of the death, Disability or Retirement of the grantee, or termination of the grantee's service by the Company or an Affiliate for reasons other than for Cause, the Option shall become vested and nonforfeitable, and to the extent unexercised, may be exercised by the grantee (or the grantee's guardian or legal representative, if applicable) at any time prior to the expiration of twelve (12) months after the date the grantee's service terminates, but in any event no later than the expiration of the term of the Option, and shall thereafter terminate.

(b) *Termination for Cause.* If the grantee's service is terminated by the Company or an Affiliate for Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon the act or omission of the Grantee that constituted Cause.

(c) *Voluntary Termination of Service.* If the grantee voluntarily terminates his or her service for any reason other than Retirement, the Option, to the extent unexercised and exercisable for vested Shares on the date the grantee's service terminates, may be exercised by the grantee at any time prior to the expiration of thirty (30) days after the date the grantee's service terminates, but in any event no later than the expiration of the term of the Option, and shall thereafter terminate.

6.6 *Incentive Stock Option Limitations and Terms.*

(a) *Persons Eligible.* Incentive Stock Options may be granted only to a person who, on the Grant Date, is an employee of the Company, or any "parent corporation" or a "subsidiary corporation" of the Company as defined in Sections 424(e) and (f) of the Code, respectively.

(b) *$100,000 Limitation.* To the extent that Incentive Stock Options (granted under all plans of the Company or any "subsidiary corporation" become exercisable by a grantee for the first time during any calendar year for Shares having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such Options which exceeds such amount shall be treated as Nonqualified Stock Options. For purposes of this section, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value per Share shall be determined as of the Grant Date.

(c) *Exercise Price.* No Incentive Stock Option granted to any employee who as of the Grant Date owns stock possessing more than ten percent (10%) of the total combined voting power of the Company shall have an Exercise Price per Share less than one hundred ten percent (110%) of the Fair Market Value of a Share on the Grant Date of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonqualified Stock Option) may be granted with an Exercise Price lower than the minimum Exercise Price set forth above if such Option is granted pursuant to an assumption or substitution for another Option in a manner qualifying under the provisions of Section 424(a) of the Code.

(d) *Term.* No Incentive Stock Option granted to any employee who as of the Grant Date owns stock possessing more than ten percent (10%) of the total combined voting power of the Company shall be exercisable after the expiration of five (5) years after the Grant Date of such Option.

(e) *Transferability.* Incentive Stock Options shall not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the grantee's lifetime, only by the grantee; *provided, however*, that the grantee may, to the extent provided in the Plan in any manner specified by the Committee, designate in writing a beneficiary to exercise his or her Incentive Stock Option after the grantee's death.

(f) *Notification of Disqualifying Disposition.* If any grantee shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such grantee shall notify the Company of such disposition within ten (10) days thereof.

7. <u>Stock Appreciation Rights</u>.

7.1 *Grant.* An SAR shall be evidenced by an Award Agreement specifying the number of Shares subject to the Award, the Strike Price and such other terms and conditions as the Committee shall provide, subject to the provisions of this Section 7 and subject to the vesting limits in Section 13.1.

7.2 *Types of SARs Authorized and Strike Price.* Tandem SARs and Freestanding SARs may be granted under the Plan.

7.3 *Strike Price.* The Strike Price for each SAR shall be established in the discretion of the Committee on the Grant Date; *provided, however*, that (a) the Strike Price per Share subject to a Tandem SAR shall be equal to the Exercise Price per Share under the related Option on the Grant Date, and (b) the Strike Price per Share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Share on the Grant Date.

7.4 *Exercisability and Term of SARs.*

(a) *Tandem SARs.* Tandem SARs shall be exercisable only at the time and to the extent the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of Shares subject to the related Option. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires, terminates or is forfeited or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the Shares subject to such SAR, the related Option shall be canceled automatically as to the number of Shares with respect to which the Tandem SAR is exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the Shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of Shares with respect to which the related Option is exercised.

(b) *Freestanding SARs.* Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms and conditions as shall be determined by the Committee and set forth in the Award Agreement; *provided, however,* that no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the Grant Date.

7.5 *Exercise of SARs.* Upon the exercise of an SAR, the grantee (or the grantee's legal representative or other person who acquired the right to exercise the SAR by reason of the grantee's death) shall be entitled to receive payment of an amount for each Share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a Share on the date of exercise of the SAR over the Strike Price. Payment of such amount following exercise shall be made in Shares or cash (or in any combination thereof) as provided in the Award Agreement. When the Award Agreement provides for payment in Shares, the number of Shares to be delivered shall be determined on the basis of the Fair Market Value of a Share on the date of exercise of the SAR.

7.6 *Effect of Termination of Service.* Subject to earlier termination of the SAR as provided herein, an SAR shall be exercisable after a grantee's termination of service only to the extent and during the applicable time period determined in accordance with Section 6.5 (treating the SAR as if it were an Option) and thereafter shall terminate.

8. <u>Restricted Stock.</u>

8.1 *Grant.* Restricted Stock shall be evidenced by Award Agreements specifying the number of Shares subject to the Award and such other terms and conditions as the Committee shall provide, subject to the provisions of this Section 8.

8.2 *Vesting.* Restricted Stock shall be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or Performance Goals, as shall be established by the Committee and set forth in the Award Agreement, and shall be subject to the vesting limits in Section 13.1. Unless otherwise provided in the Award Agreement, Restricted Stock that vests based on continued provision of service shall vest automatically when the grantee becomes eligible for Retirement. If either the grant of or satisfaction of vesting conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals and the Award is intended to qualify for the Section 162(m) Exemption, the Committee shall follow procedures substantially equivalent to those set forth in Section 10.

8.3 *Purchase Price.* The Committee shall determine the purchase price, if any, that a grantee shall pay for a Restricted Stock. Notwithstanding the foregoing, if required by applicable state corporate law, the grantee shall furnish consideration in the form of cash or past services rendered to a Company or any Affiliate or for its benefit having a value not less than the par value of the Shares subject to a Restricted Stock Award. The purchase price, if any, shall be paid no more than thirty (30) days from the Grant Date of the Restricted Stock.

8.4 *Payment of Purchase Price.* Payment of the purchase price, if any, for the number of Shares being purchased pursuant to any Restricted Stock shall be made (a) in cash or by check or cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5 *Voting Rights; Dividends and Distributions.* Except as provided in the Award Agreement, during any period in which Shares acquired pursuant to a Restricted Stock Award remain subject to vesting conditions, the grantee shall have all of the rights of a shareholder of the Company holding Shares, including the right to vote such Shares and to receive all dividends and other distributions paid with respect to such Shares. The right to receive dividends shall end on the date on which the Restricted Stock Award is terminated, canceled or forfeited.

8.6 *Effect of Termination of Service.* Unless otherwise provided in the Award Agreement,

(a) if the grantee's service terminates for any reason except as provided below in (b), (c) or (d), all Restricted Stock shall automatically be forfeited and the Company shall pay the grantee the lesser of the Fair Market Value of a number of shares equal to the number of Shares of Restricted Stock forfeited or the original purchase price paid by the grantee for the Restricted Stock, if any;

(b) if the grantee's service terminates by reason of the death or Disability of the grantee, all Restricted Stock held by the grantee as of the date of such termination shall become vested and nonforfeitable as of the date of such termination;

(c) if the grantee's service is involuntarily terminated by the Company or an Affiliate for reasons other than for Cause, all Restricted Stock held by the grantee as of the date of such termination that vests based on performance of service shall become vested and nonforfeitable as of the date of such termination; and

(d) if the grantee has a Retirement or the grantee's service is involuntarily terminated by the Company or an Affiliate for reasons other than for Cause, all Restricted Stock held by the grantee as of the date of such termination that vests based on the satisfaction of Performance Goals or similar conditions or restrictions other than service shall vest at the time and in accordance with the terms and conditions of such Performance Goals or similar conditions or restrictions.

9. Restricted Stock Units.

9.1 *Grant.* Restricted Stock Units shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award and such other terms and conditions as the Committee shall provide, subject to the provisions of this Section 9.

9.2 *Vesting.* Restricted Stock Units may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or Performance Goals, as shall be established by the Committee and set forth in the Award Agreement and shall be subject to the vesting limits in Section 13.1. If either the grant of Restricted Stock Units or the vesting conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals and the Award is intended to qualify for the Section 162(m) Exemption, the Committee shall follow procedures substantially equivalent to those set forth in Section 10.

9.3 *Settlement of Restricted Stock Units.* The Company shall deliver to a grantee on the date on which Restricted Stock Units subject to the grantee's Restricted Stock Unit Award vest or on such other date as provided in the Award Agreement one (1) Share for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. Notwithstanding the foregoing, the Committee, in its discretion, may provide in the Award Agreement on the Grant Date for settlement of any Restricted Stock Units by payment to the grantee in cash of an amount equal to the Fair Market Value on the payment date of the Shares or other property otherwise to be delivered to the grantee pursuant to this section.

9.4 *Voting Rights, Dividend Equivalent Rights and Distributions.* A grantee shall have no voting rights with respect to Shares represented by Restricted Stock Units until the delivery of the Shares subject to such Award (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement that the grantee shall be entitled to Dividend Equivalent Rights with respect to a Restricted Stock Unit during the period beginning on the date such Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated, canceled or forfeited. Notwithstanding the foregoing, the receipt of Dividend Equivalent Rights shall not be made contingent on the exercise of any Award.

9.5 *Effect of Termination of Service.* Unless otherwise provided in the Award Agreement,

(a) if the grantee's service terminates prior to the date the Restricted Stock Units become vested for any reason except as provided below in (b) or (c), all Restricted Stock Units shall automatically be forfeited for no consideration on the date of such termination of service;

(b) if the grantee's service terminates by reason of the death or Disability of the grantee, all Restricted Stock Units held by the grantee as of the date of such termination shall become vested and nonforfeitable as of the date of such termination; and

(c) if the grantee's service is involuntarily terminated by the Company or an Affiliate for reasons other than for Cause, or in the event of the grantee's Retirement, all Restricted Stock Units held by the grantee as of the date of such termination that vest based on performance of service shall become vested and nonforfeitable as of the date of such termination, and all Restricted Stock Units held by the grantee as of the date of such termination that vest based on the satisfaction of Performance Goals or similar conditions or restrictions other than service shall vest at the time and in accordance with the terms and conditions of such Performance Goals or similar conditions or restrictions.

10. *Performance Awards.*

10.1 *Grant.* Performance Awards may be denominated as performance shares, performance units or other Awards payable in cash or Shares, and shall be evidenced by an Award Agreement specifying the number of Shares or units or the amount of cash subject thereto, the Performance Goals, the Performance Measures, the performance period, the performance formula determining the amount of cash or Shares or combination thereof to be earned based on achievement of the Performance Goals and such other terms and conditions as the Committee shall provide, subject to the provisions of this Section 10. The Plan is designed to permit the grant of Performance Awards that qualify for the Section 162(m) Exemption. Whenever the Committee determines that it is advisable, the Committee may grant Awards that do not qualify for the Section 162(m) Exemption. Each performance unit shall have an initial value that is established by the Committee on the Grant Date. Each performance share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

10.2 *Establishment of Performance Period, Performance Goals and Performance Formula.* With respect to each Performance Award intended to qualify for the Section 162(m) Exemption, the Committee shall establish the Performance Goals and the performance formula, as applicable, no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable performance period or (b) the date on which 25% of the performance period has elapsed, and, in any event, at a time when the outcome of the Performance Goals remain substantially uncertain. Once established, the Performance Goals and the performance formula for an Award intended to qualify for the Section 162(m) Exemption shall not be changed during the performance period.

10.3 *Measurement of Performance Goals.* Performance Goals shall be established by the Committee on the basis of one or more Performance Measures, subject to the following:

(a) *Performance Measures.* Performance Measures shall have the same meanings as used in the Company's financial statements, or, if such terms are not used in the Company's financial statements, they shall have the meaning applied pursuant to applicable accounting principles, or as used generally in the Company's industry. Performance Measures may be one or more of the following, as determined by the Committee: revenue; sales; expenses; operating income; gross profit; gross margin; operating margin; earnings before any one or more or a combination of: stock-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; operating income or profit; net operating income; net income; after tax operating income; economic value added; cash flow(s); free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; stock price; earnings or book value per share; earnings per share; diluted earnings per share; return on shareholder equity; return on capital;

return on assets; return on equity; return on capital, capital employed or investment; return on investment; employee satisfaction; employee retention, customer satisfaction, safety or diversity, market share product development; research and development expenses; completion or attainment of objectively determinable targets with respect to an identified special project; total sales or revenues or sales or revenues per employee; production (separative work units or SWUs); stock price or total shareholder return; dividends; strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestiture, and except in the case of Awards to Covered Employees intended to qualify for the Section 162(m) Exemption, any other performance criteria established by the Committee.

(b) *Permitted Adjustments.* In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the performance formula applicable to a Performance Award granted to any grantee, except in the case of an Award intended to qualify for the Section 162(m) Exemption with respect to a Covered Employee, to reflect such factors as the Committee may determine. Notwithstanding the foregoing, Performance Goals shall, to the extent applicable, and to the extent provided in the Award Agreement, be adjusted by the Committee to take into account the effect of the following: changes in accounting standards that may be required by the Financial Accounting Standards Board after the Performance Goal is established; realized investment gains and/or losses; extraordinary, unusual, non-recurring or infrequent items; currency fluctuations; acquisitions; divestitures; litigation losses; financing activities; expenses for restructuring or productivity initiatives; other non-operating items; new laws, cases or regulatory developments that result in unanticipated items of gain, loss, income or expense; executive severance arrangements; investment returns relating to investment vehicles which are unaffiliated with a Company or divisional operating strategy; bonus expense; the impact on pre-tax income of interest expense attributable to the repurchase of Shares; extraordinary dividends or Share dividends; the effect of corporate reorganizations or restructuring, spinoff, or a sale of a business unit; and other items as the Committee determines to be required so that the operating results of the Company, division, or a Affiliate shall be computed on a comparative basis from performance period to performance period; in each case as those terms are defined under applicable accounting principles and provided in each case that such excluded items are objectively determinable by reference to the Company's financial statements, notes to the Company's financial statements, and/or management's discussion and analysis in the Company's financial statements. Determination by the Committee shall be final and conclusive on all parties, but shall be based on relevant objective information or financial data. The Committee shall have the discretion, on the basis of such criteria as may be established by the Committee, to reduce some or all of the value of the Performance Award that would otherwise be paid to the Covered Employee notwithstanding the attainment of any Performance Goals and the resulting value of the Performance Award determined in accordance with the performance formula. No such reduction may result in an increase in the amount payable upon settlement of another grantee's Performance Award that is intended to qualify for the Section 162(m) Exemption.

10.4 *Settlement of Performance Awards*

(a) *Determination of Final Value.* Following the completion of the performance period applicable to a Performance Award, the Committee shall certify in writing the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the grantee and to be paid upon its settlement in accordance with the applicable performance formula.

(b) *Payment in Settlement of Performance Awards.* Following the Committee's determination and certification in accordance with Section 10.4(a), payment shall be made to each eligible grantee (or such grantee's legal representative or other person who acquired the right to receive such payment by reason of the grantee's death) of the final value of the grantee's Performance Award. Payment of such amount shall be made in cash, Shares, or a combination thereof as determined by the Committee on the Grant Date and set forth in the Award Agreement. Unless otherwise provided in the Award Agreement, payment shall be made in a lump sum following the close of the performance period at the time and in accordance with procedures established by the Committee but in no event later than 2½ months following the calendar year in which the Performance

Goals are achieved. If permitted by the Committee, and consistent with the requirements of Section 409A, the grantee may elect to defer receipt of all or any portion of the payment to be made to the grantee pursuant to this section on such terms and conditions as the Committee may allow. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights.

(c) *Provisions Applicable to Payment in Shares.* If a Performance Award is denominated in Shares, the number of Shares delivered pursuant to such Award shall be set forth in the Award Agreement or determined by the Committee based on the achievement of the applicable Performance Goals. If payment of a Performance Award that is not denominated in Shares is to be made in Shares, the number of such Shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a Share. Shares delivered in payment of any Performance Award may be fully vested and freely transferable Shares or may be Shares subject to vesting conditions as provided in Section 8.2. Any Shares subject to vesting conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Section 8.6.

(d) *Performance Awards.* The vesting conditions for Performance Awards shall be determined by the Committee and set forth in the Award Agreement; *provided*, that such Awards shall vest proportionally over a minimum period of one year.

10.5 *Voting Rights; Dividend Equivalent Rights and Distributions.* Grantees shall have no voting rights with respect to Shares represented by Performance Awards until the date of the delivery of such Shares, if any, in settlement of such Awards (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement that the grantee shall be entitled to Dividend Equivalent Rights during the period beginning on the date the Award becomes vested and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is settled or the date on which it is terminated, canceled or forfeited. Notwithstanding the foregoing, the receipt of Dividend Equivalent Rights shall not be made contingent on the exercise of any Award.

10.6 *Effect of Termination of Service.* Unless otherwise provided in the Award Agreement,

(a) if the grantee's service terminates for any reason except as provided below in (b) or (c), all unvested Performance Units shall automatically be forfeited for no consideration on the date of such termination of service;

(b) if the grantee's service terminates by reason of the death or Disability of the grantee, all Performance Units held by the grantee as of the date of such termination shall become vested and nonforfeitable as of the date of such termination, and the prorata portion thereof shall become payable (or any lapse restrictions shall lapse as to a pro rata portion of the Performance Units, as applicable) as though the performance needed to achieve target payment had been achieved. The "prorata portion" shall be a fraction, the numerator of which is the number of days of employment during the performance period, and the denominator of which is the number of days in the performance period; and

(c) if the grantee's service is involuntarily terminated by the Company or an Affiliate for reasons other than for Cause, or in the event of the grantee's Retirement, a prorata portion (as defined above) of the Performance Units held by the grantee as of the date of such termination shall be paid at the time set forth in the Award Agreement (or any lapse restrictions shall lapse as to a pro rata portion of the Performance Units, as applicable), to the extent otherwise earned on the basis of achievement of the applicable Performance Goals.

11. *Cash-Based Awards and Other Stock-Based Awards.*

11.1 *Grant of Cash-Based and Other Stock-Based Awards.* The Committee may grant Cash-Based Awards and Other Stock-Based Awards evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall provide, subject to the provisions of this Section 11. Other Stock-Based Awards, other than unrestricted Shares, shall be subject to the vesting limits in Section 13.1.

11.2 *Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards.* Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award Agreement, in cash, Shares or other securities or any combination thereof as the Committee determines. The determination and certification of the final value with respect to any Cash-Based Award or Other Stock-Based Award intended to qualify for the Section 162(m) Exemption shall comply with the requirements applicable to Performance Awards set forth in Section 10.

11.3 *Voting Rights; Dividend Equivalent Rights and Distributions.* Grantees shall have no voting rights with respect to Shares represented by Other Stock-Based Awards until the delivery of such Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement that the grantee shall be entitled to Dividend Equivalent Rights with respect to the payment of ordinary cash dividends on Shares subject to Other Stock-Based Awards during the period beginning on the date such Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated, canceled or forfeited. Notwithstanding the foregoing, the receipt of Dividend Equivalent Rights shall not be made contingent on the exercise of any Award.

11.4 *Effect of Termination of Service.* Each Award Agreement shall set forth the extent to which the grantee shall have the right to receive upon or after termination of service Cash-Based Awards and Other Stock-Based Awards outstanding as of such termination of service.

12. *Non-Employee Director Awards.*

The Committee may provide that all or a portion of a Non-Employee Director's annual retainer, any committee or other chairman fees, and any other fees be payable (either automatically or at the election of an Non-Employee Director) in the form of Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, and/or Other Stock-Based Awards evidenced by Award Agreements containing such terms and conditions as the Committee shall determine.

13. *Vesting Limits and Change in Control.*

13.1 *Vesting Limits.* The vesting conditions for Awards shall be determined by the Committee and set forth in the Award Agreement *provided, however*, that Awards other than Non-Employee Director Awards and Performance Awards shall vest no faster than proportionally over a minimum period of three years. Up to 210,000 Shares subject to such Awards, may be granted without minimum vesting otherwise required by this Section.

13.2 *Change in Control.* The Committee may, in its discretion, provide in any Award Agreement, or in the event of a Change in Control may take such actions as it deems appropriate, to provide for the acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or any portion thereof and Shares acquired pursuant thereto upon such conditions, including termination of the grantee's service prior to, upon, or following such Change in Control, to such extent as the Committee shall determine; provided that there shall be no such acceleration where it could result in additional taxes, penalties or interest under Section 409A of the Code.

14. *Compliance with Securities Law.*

The Committee may refuse to deliver any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance, delivery or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non-U.S. laws or regulations) or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a grantee, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant grantee, holder, or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal or non-U.S. securities laws and any other laws to which such offer, if made, would be subject. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful delivery and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. As a condition to delivery of any Share, the Company may require the grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15. *Tax Withholding.*

15.1 *Tax Withholding in General.* The Company shall have the right to deduct from any and all payments made under the Plan, or to require the grantee, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes, if any, required by law to be withheld by the Company or any Affiliate with respect to an Award or the Shares acquired pursuant thereto. The Company shall have no obligation to deliver Shares, to release Shares from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Company's or any Affiliate's tax withholding obligations have been satisfied by the grantee.

15.2 *Withholding in Shares.* Subject to Section 19.6, the Company shall have the right, but not the obligation, to deduct from the Shares deliverable to a grantee upon the exercise or settlement of an Award, or to accept from the grantee the tender of, a number of whole Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Company or any Affiliate. The Fair Market Value of any Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates.

16. *Adjustments for Corporate Transactions and Other Events.*

16.1 *Adjustments.* In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, Share split, reverse Share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, without the grantee's consent, in such manner as it may deem equitable: (a) adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (ii) the maximum number of Shares subject to Awards granted to a grantee pursuant to Section 4.2 of the Plan, (iii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, and (iv) the Exercise Price or Strike Price with respect to any Award; (b) if deemed appropriate, subject to Section 16.3, provide for (i) the continuation of the outstanding Options if the Company is the surviving entity of any merger, consolidation or event of a transaction providing for the sale of all or substantially all of the Company's Shares or assets or other transaction or event having a similar effect, or (ii) the assumption of the Plan and outstanding Options or the substitution of an equivalent award in respect of securities of the surviving entity of any merger, consolidation or transaction providing for the sale of all or substantially all of the Company's Shares or assets or other transaction or event having a similar effect; or (c) if deemed appropriate, make provision for the settlement of the intrinsic value of the outstanding Options (whether or not exercisable) in cash, cash equivalents or equity followed by the cancellation of such Options or other cash payment to the holder of an outstanding Award; *provided*, that in each case (I) with respect to Awards of Incentive Stock Options no such adjustment shall be authorized to the extent that such authority would cause the Plan to violate Section 422(b)(1) of the Code, as from time to time amended, unless otherwise determined by the Committee, (II) with respect to any Award no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan's qualification for the Section 162(m) Exemption, unless otherwise determined by the Committee, and (III) such adjustment shall be in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

16.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* Subject to Section 16.1, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 16.1 hereof) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; *provided*, that no such adjustment shall be authorized to the extent that such authority would be inconsistent with an Award's qualification for the Section 162(m) Exemption, unless otherwise determined by the Committee.

16.3 *Limitation on Adjustments and Substitutions.* With respect to Options or SARs, no substitutions or adjustments under Sections 16.1 or 16.2 shall be made if such substitution or adjustment would cause such Option or SAR to be treated as deferred compensation subject to taxes and penalties under Section 409A. With respect to Options and SARs, any substitutions or adjustments under Sections 16.1 or 16.2 shall be based on the intrinsic value of such Option or SAR as determined by the Committee, in its discretion, as of the date of such substitution or adjustment. For the absence of doubt, if the Exercise Price per Share or Strike Price per Share of an Option or SAR is higher than the Fair Market Value of a Share, the intrinsic value of such Option or SAR shall equal zero.

17. Amendment or Termination of Plan.

The Board may at any time suspend or terminate the Plan. The Board may amend the Plan at any time, provided that any material amendment to the Plan will not be effective unless approved by the Company's shareholders. For this purpose, a material amendment is any amendment that would (a) materially increase the benefits accrued to participants under the Plan, (b) materially increase the number of Shares available under the Plan (except by operation of the provisions of Section 16), (c) change the types of awards that may be granted under the Plan, (d) materially modify the requirements for participation in the Plan, or (e) require approval of the Company's shareholders under any applicable law, regulation or rule, including the rules of any stock exchange or market system upon which the Shares may then be listed. The Committee may, in its sole and absolute discretion and without the consent of any grantee, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan. The Committee may amend any Award Agreement in any other manner or may waive any conditions or rights under, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively; *provided*, that any such amendment, waiver, alteration, suspension, discontinuance, cancellation or termination that would materially adversely affect the rights of any grantee or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected grantee, holder, or beneficiary. No amendment or termination of the Plan shall result in any acceleration or delay in the payment of any amount due under this Plan except to the extent such acceleration or delay would not result in amounts granted or payable under the Plan becoming subject to (i) the gross income inclusion set forth in Section 409A(a)(1)(A) of the Code, or (ii) the interest or additional tax set forth in Section 409A(a)(1)(B) of the Code.

18. Section 409A.

18.1 *Awards Subject to Section 409A.* The provisions of this Section 18 shall apply to any Award or portion thereof that is or becomes deferred compensation subject to Section 409A, notwithstanding any provision to the contrary contained in the Plan or the Award Agreement applicable to such Award.

18.2 *Termination of Employment/Service.* The term "termination of employment" or "termination of service" shall mean the grantee's "separation from service" as defined in Code Section 409A. For this purpose, a "separation from service" is deemed to occur on the date that the Company, and the grantee reasonably anticipate that the level of bona fide services the grantee would perform for the Company and/or any Affiliates after that date (whether as an employee, director or other service provider) would permanently decrease to a level that, based on the facts and circumstances, would constitute a separation from service; provided that a decrease to a level that is 50% or more of the average level of bona fide services provided over the prior

36 months shall not be a separation from service, and a decrease to a level that is 20% or less of the average level of such bona fide services shall be a separation from service. The Committee retains the right and discretion to specify, and may specify, whether a separation from service occurs for individuals providing services to the Company or an Affiliate immediately prior to an asset purchase transaction in which the Company or an Affiliate is the seller who provide services to a buyer after and in connection with such asset purchase transaction; provided, such specification is made in accordance with the requirements of Treasury Regulation Section 1.409A-1(h)(4). To the extent that settlement of an Award subject to Section 409A is triggered by a grantee's separation from service, if the grantee is then a "specified employee" (as defined in Section 409A(a)(2)(B)(i) of the Code) of the Company, no distribution shall be made before the date which is six (6) months after such grantee's date of separation from service, or, if earlier, the date of the grantee's death.

18.3 *Avoidance of Section 409A Penalties.* The Company intends for the Plan, as described herein and as may be subsequently amended from time to time, and for every Award Agreement under this Plan, to be written, construed and operated (and the Plan and each Award Agreement shall be written, construed and operated) in a manner such that no amounts granted or payable under the Plan or such Award Agreement become subject to (a) the gross income inclusion set forth within Section 409A(a)(1)(A) of the Code, or (b) the interest and additional tax set forth within Section 409A(a)(1)(B) of the Code. The provisions of the Plan shall not be construed as a guarantee by the Company of any particular tax effect to any grantee. The Company shall not be liable to any grantee for any payment or grant made under this Plan that is determined to result in an additional tax, penalty or interest under Section 409A of the Code, nor for reporting in good faith any payment or grant made under this Plan as an amount includible in gross income under Section 409A of the Code.

19. *Miscellaneous Provisions.*

19.1 *Forfeiture Events.* If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any grantee who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

19.2 *Rights as Employee or Service Provider.* No person, even though eligible pursuant to Section 5, shall have a right to be selected as a grantee, or, having been so selected, to be selected again as a grantee. Nothing in the Plan or any Award granted under the Plan shall confer on any grantee a right to remain an employee, service provider or a director of the Company or interfere with or limit in any way any right of the Company or any Affiliate to terminate the grantee's service at any time. To the extent that an employee of any Affiliate receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the employee's employer or that the employee has an employment relationship with the Company.

19.3 *Rights as a Shareholder.* A grantee shall have no rights as a shareholder with respect to any Shares covered by an Award until the date of the delivery of Shares pursuant to the Award (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such Shares are delivered, except as provided in Section 16 or another provision of the Plan. For the absence of doubt, a grantee to whom Restricted Shares are delivered is entitled to all rights of a shareholder of the Company.

19.4 *Transferability of Awards.* Except as provided below, no Award shall be assigned, alienated pledged, attached, sold or otherwise transferred or encumbered by a grantee, except by will or the laws of descent and distribution. Notwithstanding the foregoing, an Award Agreement may provide that a grantee may transfer any vested Award, other than an Incentive Stock Option, to members of his or her immediate family (as defined as his or her spouse, children or grandchildren) or to one or more trusts for the exclusive benefit of such grantee or his or her immediate family members or partnerships in which such grantee or his or her immediate family members are the only partners, if the transfer is approved by the Committee and the grantee does not receive any consideration for the transfer. Any such transferred Award shall continue to be subject to the same terms and conditions that were applicable to such Award immediately prior to its transfer (except that such transferred Award shall not be further transferable by the transferee), Compliance with Section 15 of the Plan (respecting tax withholding) shall remain the responsibility of the original grantee, and the rights of any person under the Award upon or after the termination of service of the original grantee shall depend on the circumstances of the original grantee's termination of service. Any transfer shall be subject to such other rules and procedures as the Committee may specify.

19.5 *Delivery of Title to Shares*. Subject to any governing rules or regulations, the Company shall issue or cause to be delivered the Shares acquired pursuant to an Award and shall deliver such Shares to or for the benefit of the grantee by means of one or more of the following: (a) by delivering to the grantee evidence of book entry Shares credited to the account of the grantee, (b) by depositing such Shares for the benefit of the grantee with any broker with which the grantee has an account relationship, or (c) by delivering such Shares to the grantee in certificate form.

19.6 *Fractional Shares*. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated. In the event of any payment by a grantee of any Exercise Price, withholding obligation or otherwise under the Plan, where such payment is made in Shares, payment shall be made in whole Shares only, in a number whose Fair Market Value does not exceed the amount to be paid. Any amount payable with a value of a fractional Share shall be paid by grantee or the Company, as applicable, in cash or such other manner as determined by the Committee.

19.7 *Retirement and Welfare Plans*. Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any grantee under the Company's or any Affiliate's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a grantee's benefit.

19.8 *Beneficiary Designation*. Each grantee may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the grantee is entitled in the event of such grantee's death before he or she receives any or all of such benefit. The grantee may change or revoke any such designation without the consent of any designated beneficiary. Each designation will revoke all prior designations by the same grantee, shall be in a form prescribed by or acceptable to the Committee, and will be effective only when filed by the grantee in writing with the Committee during the grantee's lifetime. If a grantee dies without an effective designation of a beneficiary who is living (or in existence) at the time of the grantee's death, the Company will pay any remaining unpaid benefits to the grantee's surviving spouse, if any, or if none then to the grantee's estate.

19.9 *Severability*. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

19.10 *No Constraint on Corporate Action*. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or any Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or any Affiliate to take any action which such entity deems to be necessary or appropriate.

19.11 *Governing Law.* The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to the conflict of law principles thereof.

19.13 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

19.14 *Construction.* Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

USEC Inc. 2009 Employee Stock Purchase Plan

SECTION 1.

Purpose. The purpose of the USEC Inc. 2009 Employee Stock Purchase Plan (the "Plan") is to provide employees of USEC Inc. (the "Company") and its subsidiaries with an opportunity to become part owners of the Company by purchasing Shares (as defined below) through periodic offerings financed by payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code (as defined below). The provisions of the Plan shall be construed accordingly.

SECTION 2.

Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

"Affiliate" shall mean (i) any entity that, directly or indirectly, is controlled by the Company; (ii) any entity in which the Company has a significant equity interest; and (iii) an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act, in each case determined by the Committee.

"Board" shall mean the Board of Directors of the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Change in Control" shall mean the occurrence of any of the following:

(i) any "Person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act or Persons acting as a group (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (C) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Shares), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company by reason of having acquired such securities during the 12-month period ending on the date of the most recent acquisition (not including any securities acquired directly from the Company or its Affiliates) representing thirty percent (30%) or more of the total voting power of the Company's then outstanding voting securities; or

(ii) the majority of members of the Company's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board before the date of the appointment; or

(iii) there is consummated a merger or consolidation of the Company or any subsidiary of the Company with any other corporation or other entity, resulting in a change described in clauses (i), (ii), (iv), (v), or (vi) of this definition, other than (A) a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) more than sixty percent (60%) of the total voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person, directly or indirectly, acquired forty percent (40%) or more of the total voting power of the Company's then outstanding securities (not including any securities acquired directly from the Company or its Affiliates); or

(iv) a liquidation of the Company involving the sale to any Person or Persons acting as a group of at least forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before the liquidation; or

(v) the sale or disposition by the Company or any direct or indirect subsidiary of the Company to any Person or Persons acting as a group (other than any subsidiary of the Company) of assets that have a total fair market value equal to forty percent (40%) or more of the total gross fair market value of all of the assets of the Company and its subsidiaries (taken as a whole) immediately before such sale or disposition (or any transaction or related series of transactions having a similar effect), other than a sale or disposition by the Company or any direct or indirect subsidiary of the Company to an entity, at least sixty percent (60%) of the total voting power of the voting securities of which is beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the Company immediately prior to such sale; or

(vi) the sale or disposition by the Company or any direct or indirect subsidiary of the Company to any Person or Persons acting as a group (other than any subsidiary of the Company) of a subsidiary or subsidiaries of the Company credited under GAAP with forty percent (40%) or more of the total revenues of the Company and its subsidiaries (taken as a whole) in the current fiscal year or in any of the two most recently completed fiscal years (or any transaction or related series of transactions having a similar effect), other than a sale or disposition by the Company or any direct or indirect subsidiary of the Company to an entity, at least sixty percent (60%) of the total voting power of the voting securities of which is beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the Company immediately prior to such sale; or

(vii) a change of the kind described in clauses (i), (ii), (iii), or (iv) of this definition with respect to any Material Subsidiary (with such determination made by replacing "Company" with "Material Subsidiary" in each instance in such clauses); provided, however, that for purposes of applying this provision to clause (i) of this definition, a "Change in Control" shall not be deemed to occur solely as a result of a Person or Persons acting as a group becoming the beneficial owner (as determined under clause (i) of this definition) of less than fifty percent (50%) of the ownership interests of a Material Subsidiary, but shall be deemed to occur if such Person or Persons acting as a group thereafter become the beneficial owner (as determined under clause (i) of this definition) of fifty percent (50%) or more of the ownership interests of such Material Subsidiary.

"Committee" shall mean a committee of the Board designated by the Board to administer the Plan.

"Compensation" shall mean the total earnings, prior to withholding and prior to employee elective contributions to a plan described in Sections 125 or 401(k) of the Code, paid to an Employee during the applicable pay period, including overtime and bonus payments. Compensation shall exclude relocation expenses, tax gross ups, referral bonuses, tuition reimbursement, the imputed value of group life insurance, car allowances, contest earnings, any employer contributions to a 401(k) plan, or other similar extraordinary remuneration received by such Employee.

"Employee" shall mean any individual who is an employee of the Company or of any Subsidiary whose customary employment with the Company (or such Subsidiary) is at least twenty (20) hours per week or five (5) months in any calendar year (within the meaning of Sections 423(b)(4)(B) and (C) of the Code, respectively). For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds ninety (90) days and the Employee's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave.

"Enrollment Date" shall mean the first day of each Offering Period.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" with respect to the Shares, as of any date, shall mean (i) the closing sales price of the Shares on the New York Stock Exchange (or, if the Shares are no longer traded on the New York Stock Exchange, any other such market on which the Shares are traded), or in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported; and (ii) in the event there is no public market for the Shares, the fair market value as determined, in good faith, by the Committee in its sole discretion.

"Material Subsidiary" shall mean any subsidiary of the Company (a) whose total assets represent forty percent (40%) or more of the total gross fair market value of all of the assets of the Company and its subsidiaries (taken as a whole) at any time in the current fiscal year or in any of the two most recently completed fiscal years or (b) credited under GAAP with forty percent (40%) or more of the total revenues of the Company and its subsidiaries (taken as a whole) in the current fiscal year or in any of the two most recently completed fiscal years. For purposes of the definitions of "Change in Control" and "Material Subsidiary" only, "subsidiary" shall mean, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests are, as of such date, or were, prior to a Change of Control, owned, controlled or held, or (b) that is, or was prior to a Change of Control, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. For purposes of this paragraph, "Controlled" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract, or otherwise.

"Offering Period" shall mean a period of approximately six (6) months, or such other period (not to exceed one (1) year) as determined by the Committee.

"Participant" shall mean an Employee who elects to participate in the Plan by filing an Enrollment Form (as defined in Section 6(b) hereof).

"Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Purchase Date" shall mean the date the Plan administrator shall acquire Shares for Participants (which shall be the last business day of the Offering Period, unless otherwise determined by the Committee).

"SEC" shall mean the Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

"Shares" shall mean shares of common stock, $0.10 par value, of the Company, or such other securities of the Company as may be designated by the Committee from time to time.

"Subsidiary" shall mean a subsidiary of the Company as defined under Section 424(f) of the Code.

SECTION 3.

Administration.

(a) Authority of Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to construe and interpret the Plan and may from time to time adopt such rules and regulations for carrying out the Plan as it may deem necessary or desirable for the administration of the Plan, including, but not limited to, the determination of Offering Periods hereunder.

(b) Committee Discretion Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Subsidiary, any Participant, any Employee, and any designated beneficiary.

(c) Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Subsidiary, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to administer the Plan.

(d) No Liability. No member of the Board or Committee or any delegate pursuant to Section 3(c) shall be liable for any action taken or determination made in good faith with respect to the Plan.

SECTION 4.

Shares Available for Awards.

(a) Shares Available. Subject to adjustment as provided in Section 4(b), the number of Shares which may be sold under the Plan shall not exceed 1,000,000 Shares. The Board or Committee may specify the number of Shares to be offered during an Offering Period. In the event that any Shares offered during an Offering Period are not purchased, such unpurchased Shares may again be sold under the Plan.

(b) Adjustments. In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem appropriate, make such equitable adjustments in the Plan and the then outstanding offerings as it deems necessary and appropriate, including but not limited to changing the number of Shares reserved under the Plan and the price of the current offering.

(c) Source of Shares. Shares which are to be delivered under the Plan may be obtained by the Company from its treasury, by purchases on the open market or from private sources, or by issuing authorized but unissued Shares. Any issuance of authorized but unissued Shares shall be approved by the Board or the Committee. Authorized but unissued Shares may not be delivered under the Plan if the purchase price thereof is less than the par value of the Shares. Subject to the provisions of Section 11(i) below, fractional Shares may not be issued and sold under the Plan.

(d) Oversubscription. If the number of Shares that Participants become entitled to purchase is greater than the number of Shares offered in a particular Offering Period or remaining available, the available Shares shall be allocated by the Committee among such Participants in such manner as it deems fair and equitable.

SECTION 5.

Eligibility. All Employees (including Employees who are directors) of the Company or of any Subsidiary designated by the Committee, will be eligible to participate in the Plan, in accordance with such rules as may be prescribed from time to time; provided, however, that such rules shall neither permit nor deny participation in the Plan contrary to the requirements of the Code (including, but not limited to, Sections 423(b)(3), (4) and (5) thereof) and regulations promulgated thereunder. No Employee shall be eligible to participate in the Plan until the completion of six (6) months of service. During an Offering Period, no Employee may participate under the Plan if such Employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of the preceding sentence, the rules of Section 424(d) of the Code shall apply in determining the stock ownership of an Employee, and Shares which the Employee would be permitted to purchase under the current Offering Period shall be treated as Shares owned by the Employee.

SECTION 6.

Participation and Offerings.

(a) The Company may authorize one or more Offering Periods to Employees to purchase Shares under the Plan. The Committee may at any time suspend an Offering Period if required by law or if the Committee determines in good faith that it is in the best interests of the Company.

(b) Eligible Employees may become Participants in such Offering Periods at such time(s) as determined by the Committee by filing a form of enrollment ("Enrollment Form") with the Company authorizing specified regular payroll deductions. Subject to paragraph (c) below, payroll deductions for such purpose shall be in one percent (1%) increments of Compensation subject to a minimum of one percent (1%) and a maximum deduction of ten percent (10%) of Compensation per pay period.

(c) Notwithstanding anything else contained herein, no Employee may purchase Shares under this Plan and any other qualified employee stock purchase plan (within the meaning of Section 423 of the Code) of the Company or its Subsidiaries at a rate which exceeds $25,000 of Fair Market Value of Shares for each calendar year in which a purchase is executed. For purposes of this Section, Fair Market Value shall be determined as of the first date of the applicable Offering Period.

(d) The Company and participant Subsidiaries will establish Participant recordkeeping accounts for the payroll deductions authorized pursuant to Section 6(b). No interest shall be earned by or credited to any recordkeeping account.

(e) A Participant may, by written notice at any time during the Offering Period, direct the Company to reduce or increase payroll deductions, subject to a maximum of one change per Offering Period.

(f) A Participant may elect to withdraw all of his or her entire account prior to the end of the Offering Period. No partial withdrawal will be permitted unless otherwise determined by the Committee. Any such withdrawal will terminate such Participant's participation for the remainder of the Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the succeeding Offering Period unless the Participant delivers to the Company a new Enrollment Form.

(g) As of the last day of the Offering Period, the recordkeeping account of each Participant shall be totaled. Subject to the provisions of Section 6(f) above, if such account contains sufficient funds to purchase one or more Shares as of that date, the employee shall be deemed to have purchased the largest number of Shares at the price determined under Section 7 below; such Participant's account will be charged, on that date for the amount of the purchase, and for all purposes under the Plan, the Participant shall be deemed to have acquired the Shares on that date. The registrar for the Company will make an entry on its books and records evidencing that such Shares have been duly issued as of that date.

(h) Any Shares purchased pursuant to Section 6(g) above shall include a one-year restriction on their sale. The Participant will not be allowed to sell the Shares during the one-year restriction period and the registrar of the Company will note in its records the restriction during the one-year restriction period.

(i) Each Participant may be requested to notify the Company of any disposition of Shares purchased pursuant to the Plan prior to the expiration of the holding periods set forth in Section 423(a) of the Code.

SECTION 7.

Purchase Price. The purchase price of a Share pursuant to a transaction under the Plan shall be 85% of the Fair Market Value of a Share on the Purchase Date of the applicable Offering Period.

SECTION 8.

Termination of Employment. Upon a Participant's ceasing to be an Employee of the Company or a participating Subsidiary, for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such Participant's account during the Offering Period, but not yet used shall be returned the Participant or, in the case of his or her death, to the Participant's designated beneficiary or estate. If the Participant ceases to be an Employee of the Company because he or she voluntarily resigns his or her position with the Company or retires or is terminated for cause, the Shares in his or her account may not be sold or a stock certificate issued until the restriction period under Section 6(h) has expired. If the Participant ceases to be an Employee of the Company because of death, disability or termination other than for cause, then the restriction period of Section 6(h) remaining on any Shares in his or her account shall be deemed to have expired on the date employment is terminated.

SECTION 9.

Transferability. Neither payroll deductions credited to a Participant's account nor any rights with regard to the purchase of Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, laws of descent and distribution, or beneficiary designation) by a Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 6(f) hereof.

SECTION 10.

Change in Control. Notwithstanding anything in the Plan to the contrary, in the event of a Change in Control of the Company, if the Committee determines that the operation or administration of the Plan could prevent Participants from obtaining the benefit of accrued purchase rights under the Plan, the Plan may be terminated in any manner deemed by the Committee to provide equitable treatment to Participants. Equitable treatment may include, but is not limited to, payment to each Participant of the amount of contributions standing to such Participant's account as of the date of the Change in Control, plus an additional amount determined by (A) calculating the number of full Shares that could have been purchased for the Participant immediately prior to the Change in Control at the purchase price (determined under Section 7 at the beginning of the Offering Period (the "Purchase Price")); and (B) multiplying that number of Shares by the difference between the Purchase Price per Share and the highest price paid per Share in connection with the Change in Control of the Company.

SECTION 11.

General Provisions.

(a) Amendments. The Board or the Committee may, from time to time, alter, amend, suspend, or discontinue the Plan; provided, however, that no such alteration or amendment shall increase the maximum aggregate number of Shares that may be issued under the Plan or change the designation of the corporations or class of corporations whose Employees may participate in the Plan without the approval of the shareholders within 12 months before or after such action of the Board or the Committee.

(b) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employment of the Company or any Subsidiary. Further, the Company or any Subsidiary may at any time dismiss a Participant from employment, free from any liability or claim under the Plan, unless otherwise expressly provided in the Plan.

(c) No Rights as Shareholder. Subject to the provisions of the Plan, no Participant or holder or beneficiary of any purchase shall have any rights as a shareholder with respect to any Shares to be distributed under the Plan until such Shares have been purchased pursuant to Section 6(g) hereof.

(d) Obligatory Status. Participation in the Plan shall impose no obligation upon a Participant to purchase any Shares under the Plan.

(e) Application of Funds. The proceeds received by the Company from the sale of Shares pursuant to purchases under the Plan will be used for general corporate purposes.

(f) Severability. If any provision of the Plan becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person, or would disqualify the Plan or any purchase under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, such provision shall be stricken as to such jurisdiction or person, and the remainder of the Plan shall remain in full force and effect.

(g) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles thereof.

(h) Other Laws. The Committee may refuse to issue or transfer any Shares if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation (including applicable non-U.S. laws or regulations) or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the purchase of such Shares shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Plan provision shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal or non-U.S. securities laws and any other laws to which such offer, if made, would be subject.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan. Any payroll deductions credited to a Participant's account which are not sufficient to purchase a full Share shall in the discretion of the Committee be retained in the Participant's recordkeeping account for the subsequent Offering Period, subject to early withdrawal by the Participant as provided in Section 6(f) hereof, or distributed as a cash payment on the Purchase Date.

(j) Shareholder Approval. This Plan shall not be effective until approved by the shareholders of the Company as provided in Section 423(b)(2) of the Code and the regulations thereunder.

(k) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 12.

Term of the Plan.

(a) Effective Date. The Plan shall be effective as of February 25, 2009, provided it has been approved by the Company's shareholders.

(b) Expiration Date. The Plan shall terminate, subject to the provisions of Sections 4(d) and 11(a) above, coincident with the completion of any Offering Period under which the limitation on the total number of Shares in Section 4(a) above has been reached.